Form 10-K, Exhibit 13
BMC INDUSTRIES INC/MN/
filed 1995-03-31
CIK 215310

HISTORICAL FINANCIAL SUMMARY

---------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                      1994       1993       1992       1991       1990
---------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND STATISTICS AND RATIOS)

SUMMARY OF OPERATIONS(1)
Net sales of primary products                                               $211,293   $189,372   $179,541   $187,650   $172,518
Equipment and technology sales                                                 8,675      6,059      1,289     15,535      2,480
---------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                               219,968    195,431    180,830    203,185    174,998
Cost and expenses of primary products sales                                  187,129    172,177    165,408    175,357    162,392
Cost of equipment and technology sales                                         6,140      3,264      1,465     10,005        951
---------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before interest expense
 and income taxes                                                             26,699     19,990     13,957     17,823     11,655
Interest expense--net                                                          2,369      4,820      6,209      7,804      7,762
Income taxes                                                                   9,326      4,790        709      1,776      2,047
---------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before cumulative
 effect of accounting changes                                                 15,004     10,380      7,039      8,243      1,846
Provision for loss related to discontinued operation--net of tax                (839)      (415)        --         --         --
Cumulative effect of accounting changes                                           --     12,131         --         --         --
---------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                $ 14,165   $ 22,096   $  7,039   $  8,243   $  1,846
---------------------------------------------------------------------------------------------------------------------------------
Primary earnings per share
Number of shares included in per share computation                            13,668     12,432     11,650     11,136     11,018
Earnings per share from continuing operations                               $   1.10   $    .83   $    .60   $    .74   $    .17
Loss per share from discontinued operation                                      (.06)      (.03)        --         --         --
Cumulative effect of accounting changes                                           --        .98         --         --         --
---------------------------------------------------------------------------------------------------------------------------------
Primary earnings per share                                                  $   1.04   $   1.78   $    .60   $    .74   $    .17
---------------------------------------------------------------------------------------------------------------------------------
Fully-diluted earnings per share
Number of shares included in per share computation                            13,762      13,042    11,866     11,238     11,080
Earnings per share from continuing operations                               $   1.09   $    .79   $    .59   $    .73   $    .17
Loss per share from discontinued operation                                      (.06)      (.03)        --         --         --
Cumulative effect of accounting changes                                           --        .93         --         --         --
---------------------------------------------------------------------------------------------------------------------------------
Fully-diluted earnings per share                                            $   1.03   $   1.69   $    .59   $    .73   $    .17
---------------------------------------------------------------------------------------------------------------------------------
Cash dividends per share                                                    $    .04         --         --         --         --
---------------------------------------------------------------------------------------------------------------------------------
Depreciation expense                                                        $  7,444   $  7,780   $  8,011   $  7,561   $  6,901
Net cash provided by (used in) operating activities                           36,680     25,931     15,173     30,747     (1,699)
Capital expenditures                                                          13,537      7,870      6,751      6,304     10,052
---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                                                             $ 38,769   $ 34,517   $ 36,843   $ 35,797   $ 35,261
Property, plant and equipment--net                                            49,858     43,005     44,712     47,256     48,783
Total assets                                                                 138,686    130,312    118,942    124,618    129,960
Total debt                                                                        66     27,247     44,311     56,582     72,136
Stockholders' equity                                                          81,788     58,900     37,455     30,949     22,441
---------------------------------------------------------------------------------------------------------------------------------
STATISTICS AND RATIOS
Current ratio                                                                    2.0        1.9        2.2        2.0        1.9
Total debt to equity ratio                                                       0.0        0.5        1.2        1.8        3.2
Earnings from continuing operations before interest expense
 and income taxes, as a percentage of total
revenues                                                                        12.1%      10.2%       7.7%       8.8%       6.7%
Return on average equity (excluding cumulative effect
 of accounting changes)                                                         20.1%      20.7%      20.6%      30.9%       9.1%
Book value per share                                                        $   6.11   $   5.19   $   3.43    $  2.87   $   2.09
---------------------------------------------------------------------------------------------------------------------------------

     THE NUMBER OF SHARES AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED FOR A TWO-FOR-ONE STOCK SPLIT IN 1994.

(1) 1991 NET EARNINGS INCLUDED A $1,374 CHARGE FOR MANAGEMENT TRANSITION COSTS AND A $591 TAX BENEFIT DUE TO A NEW TAX TREATY BETWEEN THE U.S. AND GERMANY.



16                                                                            17

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following discussion and analysis examines the operating results of the Company's two business segments. As used herein, "operating profit" refers to operating profit before corporate allocation, corporate expense and interest, as shown in Note 10 to the Consolidated Financial Statements--Segment Information.

PRECISION IMAGED PRODUCTS

TOTAL REVENUES AND OPERATING PROFIT

COMPARISON OF 1994 AND 1993--Total revenues of the Precision Imaged Products group were $145.3 million for 1994, an increase of $19.9 million or 15.8% from those for 1993. $2.6 million of this increase was due to an increase in sales of equipment and technology. Net sales (which exclude equipment and technology sales) increased by $17.3 million or 14.4%. The improvement was primarily attributable to a shift in product mix to higher-priced color television aperture masks.

     Operating profit of the Precision Imaged Products group was $22,219,000 for 1994, an increase of $5,855,000 or 35.8% from that realized for 1993. This improvement was net of a $260,000 decrease in profits from equipment and technology sales. The rate of operating profit as a percentage of net sales (before equipment and technology sales and profits) was 14.4% for 1994, compared to 11.4% for 1993. This improvement was primarily due to a shift in product mix to higher-margin large and jumbo aperture masks and masks manufactured from invar steel.

COMPARISON OF 1993 AND 1992--Total revenues of the Precision Imaged Products group were $125.4 million for 1993, an increase of $13.5 million or 12.1% from those for 1992. $4.8 million of this increase was due to an increase in sales of equipment and technology. Net sales (which exclude equipment and technology sales) increased by $8.7 million or 7.9%. The improvement was primarily attributable to higher average selling prices, reflecting a shift in product mix to higher-priced color television aperture masks.

     Operating profit of the Precision Imaged Products group was $16,364,000 for 1993, an increase of $5,115,000 or 45.5% from that realized for 1992. $2,971,000 of this increase was due to an increase in profits from equipment and technology sales. The rate of operating profit as a percentage of net sales (before equipment and technology sales and profits) was 11.4% for 1993, compared to 10.3% for 1992. This improvement was primarily due to a shift in product mix to higher-margin masks

OPTICAL PRODUCTS

TOTAL REVENUES AND OPERATING PROFIT

COMPARISON OF 1994 AND 1993--Total revenues of the Optical Products group were $74.7 million for 1994, an increase of $4.7 million or 6.7% from those for 1993. The increase was due primarily to increased unit sales of polycarbonate eyewear lenses, reflecting an increase in size and share of that market. In addition, there was a slight increase in unit sales and average selling price of glass eyewear lenses despite a reduction in the size of the glass lens market. These increases were partially offset by a reduction in unit sales of plastic eyewear lenses, reflecting a reduction in share of that market.

     Operating profit of the Optical Products group was $8,329,000 for 1994, an increase of $955,000 or 13.0% over 1993. The rate of operating profit expressed as a percentage of total revenues was 11.2% for 1994, compared to 10.5% for 1993. The increase was primarily due to increased sales of polycarbonate eyewear lenses.

COMPARISON OF 1993 AND 1992--Total revenues of the Optical Products group were $70.0 million for 1993, an increase of $1.1 million or 1.6% from those for 1992. The increase was due primarily to increased unit sales of polycarbonate eyewear lenses, reflecting an increase in size and share of that market, partially offset by decreased unit sales of plastic and glass eyewear lenses, reflecting a reduction in size and share of the plastic lens market and a reduction in size of the glass lens market.

     Operating profit of the Optical Products group was $7,374,000 for 1993, an increase of $1,021,000 or 16.1% over 1992. The rate of operating profit expressed as a percentage of total revenues was 10.5% for 1993, compared to 9.2% for 1992. The increase was primarily due to improved sales of polycarbonate eyewear lenses and to improved operating efficiencies at the glass and plastic lens manufacturing facilities.

SELLING EXPENSES

Selling expenses were $8.4 million, $7.9 million and $7.9 million or 4.0%, 4.2% and 4.4% of net sales before equipment and technology sales for 1994, 1993 and 1992, respectively.

ADMINISTRATIVE EXPENSES

Administrative expenses were $3.8 million, $3.8 million and $4.1 million or 1.8%, 2.0% and 2.3% of net sales before equipment and technology sales for 1994, 1993 and 1992, respectively.

INTEREST EXPENSE--NET

Net interest expense was $2.4 million, $4.8 million and $6.2 million for 1994, 1993 and 1992, respectively. The decreases were due to lower average debt balances and the payoff of all outstanding debt in 1994.

OTHER INCOME (EXPENSE)

Other income (expense) was $(57,000), $93,000 and $448,000 for 1994, 1993 and
1992, respectively. The amounts were primarily composed of currency translation gains and losses.

INCOME TAXES

Expressed as a percentage of earnings before income taxes, the Company's effective tax rate was 38.3%, 31.6% and 9.2% in 1994, 1993 and 1992, respectively. The higher effective rate in 1994 versus 1993 was due to increased amortization of a deferred tax asset as the tax benefits underlying the deferred tax asset, principally net operating loss carryforwards, are realized. 1994 and 1993 had higher effective rates than 1992 due primarily to adoption of Financial Accounting Standards Board Statement Number 109--ACCOUNTING FOR INCOME TAXES and improved profitability at the Company's German subsidiary, whose earnings incur taxes at rates higher than in the U.S. Under the new accounting pronouncement, a deferred tax asset is recognized for temporary differences which will result in tax deductions in future years and for net operating loss and tax credit carryforwards. As these benefits are utilized, a charge is made against earnings. This change in accounting method changes the timing for recognition of tax benefits for purposes of the Company's financial statements. The low effective rate for 1992 was further attributable to the fact that foreign operations incurred losses during the year.

DIVIDENDS

In 1994, the Company resumed the payment of cash dividends to shareholders. Cash dividends of two cents per share were declared in both the third and fourth quarters of 1994.

ENVIRONMENTAL

In 1994, the Company received a request for information from the Environmental Protection Agency (EPA) and correspondence from a group of private parties, both regarding the Company's potential involvement at two new sites. In addition, the EPA initiated additional investigations at two other sites where the Company had previously been identified as a potentially responsible party (PRP). These four sites bring the total to eight potential sites involving the Company where environmental investigations are still occurring and where final settlement has not been reached. The Company has also continued its site investigations at its Fort Lauderdale facility. At this time, there has been no communication from the state regulatory agency regarding the ultimate resolution of the Fort Lauderdale property. The Company's consultant, however, has indicated that some type of remediation is reasonably probable to occur and has provided the Company an approximate cost range for that remediation. Based on the consultant's estimates, and in accordance with allowable accounting principles, the Company has reserved an adequate amount for potential remediation costs. Because the governmental bodies have not yet identified the full extent of any remedial actions, it is still impossible at this time to predict the likely outcome of the Fort Lauderdale matter as well as the additional eight sites discussed above, or the Company's exposure if any of these cases are decided adversely. However, it is not currently anticipated that the Company's share of the costs of environmental remediation activities for any of the sites, including the range provided by the Company's consultant for the Fort Lauderdale facility, will have a materially adverse effect on the financial condition of the Company.

     In addition to the above sites, the Company has been named as a defendant in connection with real property located in Irvine, California previously occupied by a discontinued operation of the Company. The Company has reached a settlement in principle for this site with the other parties to the lawsuit and is in the process of obtaining approval for the proposed remediation system by the applicable state regulatory agency. The settlement amount and the cost of the proposed remediation system are both within the amounts previously reserved by the Company for this matter. The Company has also been named as a defendant by parties identified as PRP's for a site in Cortland, N.Y. The Company is presently committed to a vigorous defense of this case. It is impossible at this time to predict the likely outcome of this matter or the Company's exposure if either case is decided adversely. However, it is not currently anticipated that either case will have a materially adverse effect on the financial condition of the Company.

FINANCIAL POSITION AND LIQUIDITY

Cash balances increased by $3.4 million and debt decreased by $27.2 million during 1994. Working capital was $38.8 million, and the current ratio was 2.0, at December 31, 1994, compared to $34.5 million and a current ratio of 1.9, at December 31, 1993.

     During 1994, the Company retired all of its outstanding senior, subordinated and industrial development bond debt. At December 31, 1994, the Company's long-term debt consisted of a capital lease obligation of $0.1 million, compared to $27.2 million of debt outstanding at December 31, 1993. The ratio of debt to equity was 0.0 at December 31, 1994, compared to 0.5 at December 31, 1993. The ratio of total liabilities to equity improved to 0.7 at December 31, 1994, compared to 1.2 at December 31, 1993.

     In addition to $14.3 million in cash and cash equivalent balances (before deducting approximately $2.0 million in outstanding checks included in accounts payable), the Company had $41.8 million available for borrowing under domestic and foreign bank lines at December 31, 1994. As of December 31, 1994, the Company had commitments of approximately $7.2 million related to capital projects. This amount included approximately $5.7 million related to the ongoing line upgrades at the Company's Cortland aperture mask facility.

     The Company announced in early 1995 a $35-$45 million expansion program for its aperture mask operations. The cost of this expansion is expected to be financed primarily through internally-generated cash along with some incremental debt. The Company believes that such sources are adequate to meet its short and long-term financing needs.

CONSOLIDATED STATEMENTS OF EARNINGS


----------------------------------------------------------------------------------------------------
Years Ended December 31,                                          1994           1993           1992
----------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

REVENUES
Net sales of primary products                                 $211,293       $189,372       $179,541
Equipment and technology sales                                   8,675          6,059          1,289
----------------------------------------------------------------------------------------------------
     TOTAL REVENUES                                            219,968        195,431        180,830
----------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Cost of sales of primary products                              174,884        160,564        153,819
Cost of equipment and technology sales                           6,140          3,264          1,465
Selling                                                          8,396          7,865          7,944
Administrative                                                   3,792          3,841          4,093
----------------------------------------------------------------------------------------------------
     TOTAL OPERATING COSTS AND EXPENSES                        193,212        175,534        167,321
----------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                          26,756         19,897         13,509
----------------------------------------------------------------------------------------------------
OTHER INCOME AND (EXPENSES)
Interest expense                                                (3,129)        (5,136)        (6,661)
Interest income                                                    760            316            452
Other income (expense)                                             (57)            93            448
----------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME
 TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES              24,330         15,170          7,748
Income Taxes                                                     9,326          4,790            709
----------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE
 CUMULATIVE EFFECT OF ACCOUNTING CHANGES                        15,004         10,380          7,039
Provision for Loss Related to Discontinued Operation
 (less applicable income tax benefits of $461 and $244)           (839)          (415)            --
----------------------------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE EFFECT OF
 ACCOUNTING CHANGES                                             14,165          9,965          7,039
Cumulative Effect of Accounting Changes
Accounting for postretirement benefits
 other than pensions                                                --           (724)            --
Accounting for income taxes                                         --         12,855             --
----------------------------------------------------------------------------------------------------
NET EARNINGS                                                  $ 14,165       $ 22,096       $  7,039
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
PRIMARY EARNINGS PER SHARE
Earnings per share from continuing operations                 $   1.10       $    .83       $    .60
Loss per share from discontinued operation                        (.06)          (.03)            --
Cumulative effect of accounting changes                             --            .98             --
----------------------------------------------------------------------------------------------------
     TOTAL                                                    $   1.04       $   1.78       $    .60
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
FULLY-DILUTED EARNINGS PER SHARE
Earnings per share from continuing operations                 $   1.09       $    .79       $    .59
Loss per share from discontinued operation                        (.06)          (.03)            --
Cumulative effect of accounting changes                             --            .93             --
----------------------------------------------------------------------------------------------------
     TOTAL                                                    $   1.03       $   1.69       $    .59
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES INCLUDED IN PER SHARE COMPUTATION
Common and common equivalent shares                             13,668         12,432         11,650
Common shares assuming full dilution                            13,762         13,042         11,866
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS


----------------------------------------------------------------------------------------------------
December 31,                                                                     1994           1993
----------------------------------------------------------------------------------------------------
(IN THOUSANDS)

ASSETS
Current Assets
Cash and cash equivalents                                                    $ 14,327       $ 10,927
Trade accounts and notes receivable, less allowances
 of $2,024 and $2,120                                                          24,564         22,711
Inventories                                                                    28,792         27,278
Deferred income taxes                                                           5,914          4,051
Other current assets                                                            5,221          6,547
----------------------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                                                      78,818         71,514
PROPERTY, PLANT AND EQUIPMENT - NET                                            49,858         43,005
DEFERRED INCOME TAXES                                                           3,297          8,095
OTHER ASSETS - NET                                                              6,713          7,698
----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                 $138,686       $130,312
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt                                            $     19       $  8,914
Accounts payable                                                               12,090          9,828
Accrued compensation and benefits                                              11,513          8,788
Income taxes payable                                                            5,514          3,976
Other current liabilities                                                      10,913          5,491
----------------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                                                 40,049         36,997
LONG-TERM DEBT                                                                     47         18,333
OTHER LIABILITIES                                                              15,788         15,237
DEFERRED INCOME TAXES                                                           1,014            845
STOCKHOLDERS' EQUITY
Common stock (issued: 13,392 and 11,357 shares)                                51,156         43,611
Other                                                                          (1,263)        (1,097)
Retained earnings                                                              27,559         13,928
Cumulative translation adjustment                                               4,336          2,458
----------------------------------------------------------------------------------------------------
  TOTAL STOCKHOLDERS' EQUITY                                                   81,788         58,900
----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $138,686       $130,312
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS


----------------------------------------------------------------------------------------------------
Years Ended December 31,                                          1994           1993           1992
----------------------------------------------------------------------------------------------------
(IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                  $ 14,165       $ 22,096       $  7,039
Adjustments to reconcile net earnings to net cash
 provided by operating activities
Depreciation and amortization                                    8,250          8,462          8,480
Provisions for product returns and losses on
 trade receivables and inventory reserves                        2,564          2,722          3,289
Deferred income taxes                                            3,844          1,639           (239)
Cumulative effect of accounting changes                             --        (12,131)            --
Provision for loss related to discontinued operation               839            415             --
Other non-cash income and expense items                           (590)          (881)         1,191
Decrease (increase) in
  Trade accounts and notes receivable                           (2,996)        (4,259)          (817)
  Inventories                                                   (1,467)         2,888         (3,525)
  Other current assets                                             615            262           (252)
  Other noncurrent assets                                         (256)        (1,145)           187
Increase (decrease) in
  Accounts payable                                               1,964            543            294
  Income taxes payable                                           2,250          1,425           (288)
  Accrued expenses and other current liabilities                 7,498          3,895           (186)
----------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                       36,680         25,931         15,173
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                     (13,537)        (7,870)        (6,751)
Proceeds from sale of property and equipment                       312            340             44
Proceeds from non-trade notes receivable                            --             67            516
----------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                          (13,225)        (7,463)        (6,191)
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt(1)                                 (22,604)       (17,508)       (12,307)
Common stock issued(1)                                           2,634          1,592            446
Cash dividends paid                                               (267)            --             --
Employee loans for exercise of stock options                      (130)          (871)            --
----------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                          (20,367)       (16,787)       (11,861)
----------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
 AND CASH EQUIVALENTS                                              312           (130)            53
----------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             3,400          1,551         (2,826)
Cash and Cash Equivalents at Beginning of Year                  10,927          9,376         12,202
----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                      $ 14,327       $ 10,927       $  9,376
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

(1) IN 1994, IN ADDITION TO THE LONG-TERM DEBT REPAYMENT AND COMMON STOCK ISSUANCE SHOWN ABOVE, $4,911 OF LONG-TERM DEBT WAS REDUCED AS CONSIDERATION FOR THE EXERCISE OF WARRANTS.



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



-----------------------------------------------------------------------------------------------------------------------------
Years Ended December 31, 1994, 1993 and 1992                                                          Retained     Cumulative
                                                                          Common                      Earnings    Translation
                                                                           Stock          Other       (Deficit)    Adjustment
-----------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)


BALANCE AT DECEMBER 31, 1991                                             $41,573                      $(15,207)       $ 4,583

Net earnings                                                                                             7,039
Exercise of options - 158 shares                                             446
Translation adjustment                                                                                                   (979)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992                                              42,019                        (8,168)         3,604

Net earnings                                                                                            22,096
Exercise of options - 433 shares                                           1,592
Employee loans for option exercises,
 net of repayments                                                                     $   (871)
Minimum pension liability adjustment                                                       (226)
Translation adjustment                                                                                                 (1,146)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                                              43,611         (1,097)        13,928          2,458

Net earnings                                                                                            14,165
Exercise of options - 106 shares                                             825
Exercise of warrants - 1,931 shares                                        6,720
Employee loans for option exercises,
 net of repayments                                                                         (130)
Minimum pension liability adjustment                                                        (36)
Translation adjustment                                                                                                  1,878
Cash dividends declared                                                                                   (534)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                                             $51,156        $(1,263)      $ 27,559        $ 4,336
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

COMMON STOCK: 24,500 SHARES OF VOTING COMMON STOCK WITHOUT PAR VALUE AUTHORIZED; 13,392, 11,357 AND 10,924 SHARES ISSUED AND OUTSTANDING AT DECEMBER 31, 1994, 1993 AND 1992, RESPECTIVELY.
UNDESIGNATED STOCK: 500 SHARES AUTHORIZED; NONE ISSUED. THE BOARD OF DIRECTORS IS AUTHORIZED TO DESIGNATE THE NAME OF EACH CLASS OR SERIES OF THE UNDESIGNATED SHARES AND TO SET THE TERMS THEREOF (INCLUDING, WITHOUT LIMITATION, TERMS WITH RESPECT TO REDEMPTION, DIVIDEND, LIQUIDATION, CONVERSION AND VOTING RIGHTS AND PREFERENCES).



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned.

     CASH EQUIVALENTS -- consist of highly-liquid debt instruments with a maturity of three months or less at the date of purchase. These debt securities are comprised of commercial paper and are classified as held-to-maturity. These securities are carried at amortized cost which approximates fair market value.

     INVENTORIES -- are stated at the lower of cost or market. Cost is determined principally on the average cost method.

     PROPERTY, PLANT AND EQUIPMENT -- are stated at cost. Depreciation is provided on the straight-line method over estimated useful lives of 3 to 45 years for buildings and improvements and 3 to 20 years for machinery and equipment.

     INCOME TAXES -- Effective January 1, 1993, the Company changed its method of accounting for income taxes as required by Financial Accounting Standards Board Statement No. 109 -- ACCOUNTING FOR INCOME TAXES. As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting Statement No. 109 as of January 1, 1993 was to increase 1993 net income by $12,855. Under Statement No. 109, a deferred tax liability is recognized for temporary differences between financial reporting and tax reporting which will result in taxable income in future years. A deferred tax asset is recognized for temporary differences which will result in tax deductions in future years and for net operating loss and tax credit carryforwards. The deferred tax asset is reduced by a valuation allowance to a net amount which the Company believes it more likely than not will realize, based on the Company's estimates of its future earnings and the expected timing of temporary difference reversals.

     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS -- Effective January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 106 -- EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The cumulative effect of adopting Statement No. 106 was to decrease 1993 net income by $724, net of tax. Under the new rules, the Company accrues the expected cost of providing postretirement benefits other than pensions during the years that eligible employees render service.

     CONTRACT ACCOUNTING -- The Company accounts for long-term equipment construction contracts under the percentage-of-completion method, generally measured on the attainment of specific contract milestones. Estimated contract earnings are reviewed periodically as work progresses. In the event such estimates indicate a loss would be incurred on the contract, the estimated amount of such loss would be recognized in the period the estimated loss was determined.

     NET EARNINGS PER SHARE -- Primary earnings per common and common equivalent share and earnings per common and common equivalent share assuming full dilution are computed using the weighted average number of common and common equivalent shares outstanding during the period. Common stock equivalents include dilutive stock options and warrants using the treasury stock method.

     STOCK SPLIT -- On August 15, 1994, the Company declared a two-for-one stock split. Shareholders of record on August 25, 1994, received one additional share of common stock for each common share owned on that date. As a result, the number of outstanding shares and earnings per share for prior periods presented have been restated to reflect the split.

     RECLASSIFICATION -- Certain items in the 1993 and 1992 consolidated financial statements have been reclassified to conform to the 1994 presentation.

2.   INVENTORIES
     The following is a summary of inventories at December 31:


     ----------------------------------------------------------------------
                                                        1994           1993
     ----------------------------------------------------------------------

     Raw materials                                   $ 9,748        $ 8,543
     Work in process                                   5,501          4,559
     Finished goods                                   13,543         14,176
     ----------------------------------------------------------------------
     Total inventories                               $28,792        $27,278
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------

3.   OTHER ASSETS AND OTHER LIABILITIES
     The following is a summary of other current assets at December 31:


     ----------------------------------------------------------------------
                                                        1994           1993
     ----------------------------------------------------------------------

     Molds used to produce plastic lenses            $ 3,729        $ 4,804
     Prepaid expenses                                  1,166          1,460
     Other                                               326            283
     ----------------------------------------------------------------------
     Total other current assets                      $ 5,221        $ 6,547
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------

     The following is a summary of other assets - net at December 31:


     ----------------------------------------------------------------------
                                                        1994           1993
     ----------------------------------------------------------------------

     Cash surrender value of life insurance
      to fund retirement obligations                 $ 3,254        $ 3,013
     Recoverable foreign income taxes                  2,265          2,918
     Other                                             1,194          1,767
     ----------------------------------------------------------------------
     Total other assets - net                        $ 6,713        $ 7,698
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------

     Included in accounts payable were outstanding checks totaling $1,951 and $973 at December 31, 1994 and 1993, respectively.

     The following is a summary of other current liabilities at December 31:


     ----------------------------------------------------------------------
                                                        1994           1993
     ----------------------------------------------------------------------

     Net deferred revenue relating to
      equipment contract                             $ 3,928        $   912
     Environmental remediation costs                   2,760            835
     Accrued payroll and other taxes                     930            766
     Other employee retirement and
       severance obligations                             669            654
     Other                                             2,626          2,324
     ----------------------------------------------------------------------
     Total other current liabilities                 $10,913        $ 5,491
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------

     The following is a summary of other liabilities at December 31:


     ----------------------------------------------------------------------
                                                        1994           1993
     ----------------------------------------------------------------------

     Accrued foreign pension cost                   $  6,991       $  5,584
     Other employee retirement obligations             5,947          6,524
     Workers' compensation                             1,229          1,532
     Other                                             1,621          1,597
     ----------------------------------------------------------------------
     Total other liabilities                         $15,788        $15,237
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------

4.   PROPERTY, PLANT AND EQUIPMENT -- NET
     The following is a summary of property, plant and equipment -- net at December 31:


     ----------------------------------------------------------------------
                                                        1994           1993
     ----------------------------------------------------------------------

     Land and improvements                         $   2,386       $  2,209
     Buildings and improvements                       40,447         34,667
     Machinery and equipment                          87,789         80,114
     ----------------------------------------------------------------------
        Total                                        130,622        116,990
     Less accumulated depreciation and
      amortization                                    80,764         73,985
     ----------------------------------------------------------------------
     Total property, plant and equipment -- net     $ 49,858       $ 43,005
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------


5.   DEBT AND WARRANT EXERCISE
     The following is a summary of long-term debt at December 31:


     ----------------------------------------------------------------------
                                                        1994           1993
     ----------------------------------------------------------------------


     10.75% senior unsecured notes                                  $10,909
     11.5% subordinated unsecured notes                              13,897
     11.05% First Mortgage Industrial
      Development Bonds                                               2,357
     Capital lease obligation                            $66             84
     ----------------------------------------------------------------------
                                                          66         27,247
     Less amounts due within one year                     19          8,914
     ----------------------------------------------------------------------
     Total long-term debt                                $47        $18,333
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------


     In the third quarter of 1994, the Company repaid all of the remaining outstanding balances of its senior, subordinated and industrial development bond debt. Existing cash balances and proceeds from the exercise of detachable warrants to purchase shares of the Company's common stock were used for these repayments. These detachable warrants had been issued to purchasers of the Company's subordinated notes. All such warrants were exercised during 1994, resulting in the issuance by the Company of 1,931 shares of common stock for an average exercise price of $3.48 per share.

          The Company maintains revolving credit agreements with three domestic banks that provide for unsecured borrowings totaling $25,000. These agreements terminate on September 30, 1996. Borrowings under the agreements bear interest at either the prime rate or the LIBOR rate plus 0.50% to 0.75%. The addition to the LIBOR rate is dependent upon the Company's ratio of debt-to-total capitalization. In addition, the Company pays a facility fee on unborrowed funds at rates ranging from 0.15% to 0.20%, depending upon the Company's debt-to-total capitalization ratio.

          The Company's German subsidiary maintains short-term lines of credit of $8,389 and a long-term line of credit of $8,389. The short-term credit lines provide for unsecured borrowings which generally bear interest at either 0.75% over the DM LIBOR rate or approximately 3% over the BBD rate. The lines may be withdrawn at any time. The long-term credit line provides for secured borrowings which bear interest at 0.75% over the LIBOR rate. $4,710 of such borrowings are secured by land and buildings with a net book value of approximately $7,568.

          There were no borrowings outstanding under any of the credit lines at December 31, 1994. There were approximately $12,566 in outstanding letters of credit at December 31, 1994.

          Interest expense paid, net of amounts capitalized of $137, $309 and $139, was $2,428, $4,319 and $6,013 in 1994, 1993 and 1992, respectively.

6.   COMMITMENTS
     The Company leases three manufacturing facilities, 16 sales, distribution or administrative facilities and the Company headquarters. In addition, the Company leases data processing and other equipment.

          At December 31, 1994, the approximate future minimum rental commitments required under non-cancelable operating leases are as follows:



     ----------------------------------------------------------------------
     1995                                                            $1,643
     ----------------------------------------------------------------------
     1996                                                             1,599
     ----------------------------------------------------------------------
     1997                                                             1,237
     ----------------------------------------------------------------------
     1998                                                               619
     ----------------------------------------------------------------------
     1999                                                                97
     ----------------------------------------------------------------------
     Thereafter                                                          --
     ----------------------------------------------------------------------
     Total minimum lease payments                                    $5,195
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------


     Rent expense was $2,788, $3,073 and $3,113 in 1994, 1993 and 1992,
     respectively.

          At December 31, 1994, the Company had forward foreign exchange contracts to purchase $7,421 of German marks. The contracts have maturities ranging from three months to one year and are for the purpose of hedging obligations to the Company's German subsidiary in connection with a subcontract for the construction and installation of equipment related to the current long-term Chinese equipment construction contract.

          At December 31, 1994, the Company had commitments of approximately $7,200 related to capital projects.

7.   STOCK OPTION PLAN

     The 1994 Stock Incentive Plan (the "1994 Plan") provides for the granting of either incentive stock options or nonqualified options to purchase shares of the Company's common stock and for other stock-based awards to officers, directors and key employees responsible for the direction and management of the Company. At December 31, 1994, 2,251,528 shares of common stock were reserved for issuance under the 1994 Plan and the 1984 Omnibus Stock Plan (the "1984 Plan"), including 1,072,540 unoptioned shares available for the granting of options and/or other stock-based awards.

          At December 31, 1993, 937,628 shares of common stock were reserved for issuance under the 1984 Plan, including 19,940 unoptioned shares available for the granting of options and/or other stock-based awards. The 1984 Plan terminated on January 10, 1994. In addition, 220,000 shares of common stock were reserved for issuance under the 1994 Plan at December 31, 1993.

          Information relating to stock options during 1994 and 1993 is as follows:

     ---------------------------------------------------------------------------------------------------------
                                                                                             Option Price
                                                                                      ------------------------
                                                                          Number      Per Share          Total
                                                                       of Shares        Average          Price
     ---------------------------------------------------------------------------------------------------------

     Shares under option at December 31, 1992                          1,256,406         $ 3.69        $ 4,637
     Granted                                                             367,000           9.12          3,348
     Exercised                                                          (432,936)          3.02         (1,306)
     Forfeited                                                           (52,782)          3.88           (205)
     ---------------------------------------------------------------------------------------------------------
     Shares under option at December 31, 1993                          1,137,688           5.69          6,474
     Granted                                                             167,000          14.37          2,400
     Exercised                                                          (106,100)          4.12           (437)
     Forfeited                                                           (19,600)          4.73            (93)
     ---------------------------------------------------------------------------------------------------------
     Shares under option at December 31, 1994                          1,178,988         $ 7.08        $ 8,344
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------
     Shares exercisable at December 31, 1994                             276,550         $ 4.07        $ 1,126
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------


At December 31, 1994, there were no shares outstanding pursuant to other stock-based awards under the 1994 or 1984 Plans and all outstanding options were nonqualified options.

     STOCK OPTION EXERCISE LOAN PROGRAM -- In 1993, the Company established the Stock Option Exercise Loan Program under which holders of exercisable stock options may obtain interest-free and interest-bearing loans from the Company to facilitate their exercise of stock options. Such loans are evidenced by demand promissory notes and are secured by the shares of stock. The portion of such loans directly related to the exercise price of options is classified as a reduction of stockholders' equity. The remainder is included in current assets.

8.   EMPLOYEE BENEFIT PLANS

     The Company maintains a noncontributory profit sharing plan covering substantially all of its domestic salaried employees and those domestic hourly employees not covered by a pension plan or retirement fund described below. Under the terms of the profit sharing plan, the Company makes an annual minimum contribution equal to 3% of participants' wages, with the potential for an additional discretionary contribution depending upon the Company's profitability. Provisions of the plan include 100% vesting after five years of continuous service and payment of benefits upon retirement, total disability, death or termination.

          The Company also maintains a 401(k) savings plan covering substantially all of its domestic salaried employees and a majority of those domestic hourly employees not covered by a pension plan or retirement fund described below. Under the terms of the savings plan, the Company makes an annual minimum contribution, which is invested in Company stock, equal to 25% of participants' before-tax contributions up to 6% of base salary, with the potential for an additional discretionary contribution depending upon the Company's profitability. Provisions of the plan include vesting of 25% per year of continuous service in the Company's contributions and payment of benefits upon retirement, total disability, death or termination.

          One domestic operation has a noncontributory defined benefit pension plan for its hourly employees. Benefits payable under the plan are based upon various monthly amounts for each year of credited service. The Company's funding policy meets or exceeds the funding requirements of federal laws and regulations. The projected benefit obligation was determined using an assumed discount rate of 7.5%. The discount rate was adjusted from 8% to 7.5% in 1993. The assumed long-term rate of return on plan assets, invested in diversified portfolios comprised of debt and equity securities, was 7.5%.

          In 1989, the Company adopted a supplemental defined benefit retirement plan for corporate and operations management over 45 years of age. In 1992, the Company curtailed benefits payable under the Plan. The Company's funding policy is to maintain plan assets approximately equal to the vested benefit obligation. The projected benefit obligation was determined using an assumed discount rate and an assumed rate of increase in future compensation of 7.5% and 5%, respectively. The assumed long-term rate of return on plan assets, invested primarily in diversified portfolios comprised of debt and equity securities, was 7.5%.

          In addition, the Company's German subsidiary has a noncontributory defined benefit pension plan covering substantially all of its employees. Benefits payable under the plan are based upon the participant's base salary prior to retirement and years of credited service. As allowed under German law, this plan is not funded. The projected benefit obligation was determined using an assumed discount rate and an assumed rate of increase in future compensation of 7.5% and 3%, respectively.

     Pension costs for the above three defined benefit plans included the following components:


     ---------------------------------------------------------------------------------------------------------
     Years Ended December 31,                                               1994           1993           1992
     ---------------------------------------------------------------------------------------------------------

     Service cost for benefits earned during the year                      $ 434          $ 436         $  506
     Interest cost on projected benefit obligation                           666            613            593
     Actual return on plan assets                                            (23)          (131)           (94)
     Net amortization and deferral                                          (138)           (18)           279
     ---------------------------------------------------------------------------------------------------------
     Pension costs                                                         $ 939          $ 900         $1,284
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------


     The following is a summary of the funded status of the above three defined benefit plans at December 31:


     ----------------------------------------------------------------------
                                                        1994           1993
     ----------------------------------------------------------------------

     Actuarial present value of
       Vested benefit obligation                     $(8,089)       $(6,930)
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------
       Accumulated benefit obligation                $(8,783)       $(7,610)
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------
       Projected benefit obligation                  $(9,869)       $(8,550)
     Plan assets at fair value                         2,716          2,857
     ----------------------------------------------------------------------
     Projected benefit obligation in excess
      of plan assets                                  (7,153)        (5,693)
     Unrecognized net (gain) loss                        (28)           116
     Unrecognized prior service cost                     147             75
     Unrecognized transition amount                      204            207
     Minimum pension liability adjustment               (450)          (348)
     ----------------------------------------------------------------------
     Accrued pension costs                           $(7,280)       $(5,643)
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------


     Under a contract with its union employees, another domestic operation makes, on behalf of each active participant, fixed weekly contributions to a retirement fund (aggregating $143, $144 and $155 in 1994, 1993 and 1992, respectively). At December 31, 1994, the market value of this fund's assets, $11,114, exceeded benefit obligations of $10,248 by $866. Pursuant to the plan, excess funded amounts are not available to the Company.

          The total cost of all profit sharing, savings and pension plans, domestic and foreign, was $4,605, $3,516 and $4,033 in 1994, 1993 and 1992,
     respectively.

          In addition to the defined benefit plans discussed above, the Company has two defined benefit postretirement plans covering certain U.S. employees. One plan provides medical benefits and the other provides life insurance benefits. Under the medical benefits plan, the Company provides a specific dollar amount to retired salaried employees or their surviving spouses with which to purchase coverage through the BMC Flexible Benefits Plan. The future increases in these dollar amounts are limited to 5%. The life insurance plan provides term life insurance coverage to all retired full-time hourly employees at one domestic operation. The Company accrues the expected cost of providing benefits under these two plans during the years that eligible employees render service.

          The following table shows the two plans' combined funded status and corresponding accrued postretirement benefit cost as recognized in the Company's Consolidated Balance Sheet as of December 31:


     ----------------------------------------------------------------------
                                                        1994           1993
     ----------------------------------------------------------------------

     Accumulated postretirement benefit obligation   $(1,038)       $(1,386)
     Plan assets at fair value                            --             --
     ----------------------------------------------------------------------
     Accumulated postretirement benefit obligation
     in excess of plan assets                         (1,038)        (1,386)
     Unrecognized net (gain) or loss                    (382)            78
     ----------------------------------------------------------------------
     Accrued postretirement benefit cost             $(1,420)       $(1,308)
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------


     The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5%.

9.   INCOME TAXES

     The provision for income taxes was based on earnings (loss) before income taxes, as follows:



     ---------------------------------------------------------------------------------------------------------
     Years Ended December 31,                                               1994           1993           1992
     ---------------------------------------------------------------------------------------------------------

     Domestic                                                            $18,304        $13,643        $ 8,881
     Foreign                                                               6,026          1,527         (1,133)
     ---------------------------------------------------------------------------------------------------------
     Earnings from continuing operations before cumulative
      effect of accounting changes                                        24,330         15,170          7,748
     Provision for loss related to discontinued operation                 (1,300)          (659)            --
     ---------------------------------------------------------------------------------------------------------
     Earnings before cumulative effect of accounting changes              23,030         14,511          7,748
     Cumulative effect of change in accounting for
      postretirement benefits                                                 --         (1,148)            --
     ---------------------------------------------------------------------------------------------------------
     Earnings before income taxes                                        $23,030        $13,363        $ 7,748
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------


     The provision (benefit) for income taxes consisted of:



     ---------------------------------------------------------------------------------------------------------
     Years Ended December 31,                                               1994           1993           1992
     ---------------------------------------------------------------------------------------------------------

     Current
       Federal                                                               722            350            270
       State                                                               1,246          1,040            585
       Foreign                                                             3,514          1,761             93
     Deferred
       Federal and state                                                   3,934          1,769             --
       Foreign                                                               (90)          (130)          (239)
     ---------------------------------------------------------------------------------------------------------
     Provision for income taxes on earnings from
      continuing operations before cumulative effect of
      accounting changes                                                   9,326          4,790            709
     Tax benefit associated with provision for loss
      related to discontinued operation                                     (461)          (244)            --
     ---------------------------------------------------------------------------------------------------------
     Provision for income taxes before cumulative
      effect of accounting changes                                         8,865          4,546            709
     Tax benefit associated with cumulative effect
      of change in accounting for postretirement benefits                     --           (424)            --
     ---------------------------------------------------------------------------------------------------------
     Income tax expense before cumulative effect
      of change in accounting for income taxes                             8,865          4,122            709
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------
     Cumulative effect of change in accounting
      for income taxes                                                        --        (12,855)            --
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------


     Significant components of deferred tax assets and liabilities were as follows at December 31:


     ----------------------------------------------------------------------
                                                        1994           1993
     ----------------------------------------------------------------------
     FEDERAL AND STATE NET DEFERRED TAXES
     Deferred tax asset
       Compensation and benefit related accruals     $ 4,463        $ 4,031
       Reserves and accruals                           4,372          2,827
       Depreciation                                    3,784          3,447
       Credit carryforwards                            3,362          2,519
       Net operating loss carryforwards                1,122          9,121
       Other temporary differences                     1,812          1,303
     ----------------------------------------------------------------------
     Total                                            18,915         23,248
     Deferred tax liability
       Capitalized molds                              (1,508)        (1,722)
     ----------------------------------------------------------------------
     Net deferred tax asset before valuation
      allowance                                       17,407         21,526
     Valuation allowance                              (8,349)        (9,380)
     ----------------------------------------------------------------------
     Net deferred tax asset                          $ 9,058        $12,146
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------

     FOREIGN NET DEFERRED TAXES
     Deferred tax liability
       Depreciation                                  $ 1,194        $ 1,168
       Other temporary differences                       656            107
     ----------------------------------------------------------------------
     Total                                             1,850          1,275
     ----------------------------------------------------------------------
     Deferred tax asset
       Retirement benefits                              (575)          (410)
       Other temporary differences                      (414)           (20)
     ----------------------------------------------------------------------
     Total                                              (989)          (430)
     ----------------------------------------------------------------------
     Net deferred tax liability                      $   861        $   845
     ----------------------------------------------------------------------
     ----------------------------------------------------------------------


     The federal and state net deferred tax asset included a current portion of $5,761 and $4,051 at December 1994 and 1993, respectively, and a long-term portion of $3,297 and $8,095 at December 31, 1994 and 1993, respectively. The foreign net deferred tax liability included a current asset of $153 and $0 at December 31, 1994 and 1993, respectively, and a long-term liability of $1,014 and $845 at December 31, 1994 and 1993, respectively.

          Net operating loss carryforwards of $3,298 at December 31, 1994 expire in 2002. General business credit carryforwards of $1,343 expire in various amounts through 2008. Foreign tax credit carryovers of $538 expire in 1998 and 1999. Alternative minimum tax credits of $1,481 may be carried forward indefinitely to offset regular tax liabilities. These tax benefits, together with future tax deductions from the reversal of temporary differences, comprise the deferred tax asset which has been reduced by a valuation allowance. This valuation allowance reduces the deferred tax asset to a net amount which the Company believes it more likely than not will realize, based on the Company's estimates of its future earnings and the expected timing of temporary difference reversals. The net change in the total valuation allowance for the year ended December 31, 1994 was a decrease of $1,031.

          The differences between income taxes at the U.S. federal statutory tax rate and the effective tax rate were as follows:



     ---------------------------------------------------------------------------------------------------------
     Years Ended December 31,                                               1994           1993           1992
     ---------------------------------------------------------------------------------------------------------

     Statutory rate                                                         35.0%          35.0%          34.0%
     Utilization of net operating loss carryforwards                          --             --          (35.5)
     Differences in taxation of foreign earnings                             5.4            7.2            3.1
     State income taxes, net of federal benefit                              2.6            3.9            5.0
     Change in deferred tax valuation reserve                               (4.2)         (14.2)            --
     Other items                                                            (0.5)          (0.3)           2.6
     ---------------------------------------------------------------------------------------------------------
     Effective Tax Rate                                                    38.3%          31.6%           9.2%
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------


     In 1994 and 1993, income tax benefit from the utilization of net operating loss carryforwards was realized as a reduction of the deferred tax asset, whereas in 1992, the utilization of net operating loss carryforwards was realized as a reduction of income tax expense.

          Differences in taxation of foreign earnings relate primarily to full taxation, for reporting purposes, of foreign earnings at rates in excess of the U.S. statutory rate. Undistributed earnings of the German and Canadian subsidiaries included in retained earnings at December 31, 1994 were approximately $7,200 and $1,000, respectively. No U.S. taxes have been provided on these undistributed earnings because the Company expects to be able to utilize foreign tax credits to offset any U.S. tax that would result from their distribution.

          Income taxes paid were $2,967, $1,965 and $993 in 1994, 1993 and 1992, respectively.

10.  SEGMENT INFORMATION

     The Company manufactures and sells a variety of products in two business segments. Precision Imaged Products manufactures principally aperture masks, photochemically etched fine mesh grids used in the manufacture of color television tubes and computer monitors (aperture mask total revenues comprised 54%, 53% and 52% of the Company's consolidated total revenues in 1994, 1993 and 1992, respectively). Optical Products manufactures ophthalmic lenses.

The following is a summary of certain financial information relating to the two industry segments served:



     ---------------------------------------------------------------------------------------------------------
     Years Ended December 31,                                               1994           1993           1992
     ---------------------------------------------------------------------------------------------------------

     TOTAL REVENUES BY SEGMENT
     Precision Imaged Products*                                         $145,301       $125,447       $111,939
     Optical Products                                                     74,667         69,984         68,891
     ---------------------------------------------------------------------------------------------------------
     TOTAL REVENUES                                                     $219,968       $195,431       $180,830
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

     OPERATING PROFIT BY SEGMENT
     Precision Imaged Products
     Before corporate allocation*                                       $ 22,219       $ 16,364       $ 11,249
     Less corporate allocation                                             1,714          1,629          1,432
     ---------------------------------------------------------------------------------------------------------
       TOTAL                                                              20,505         14,735          9,817
     Optical Products
     Before corporate allocation                                           8,329          7,374          6,353
     Less corporate allocation                                               880            908            882
     ---------------------------------------------------------------------------------------------------------
       TOTAL                                                               7,449          6,466          5,471
     ---------------------------------------------------------------------------------------------------------
       TOTAL OPERATING PROFIT                                             27,954         21,201         15,288
     Corporate Expense                                                    (1,255)        (1,211)        (1,331)
     Interest Expense - Net                                               (2,369)        (4,820)        (6,209)
     ---------------------------------------------------------------------------------------------------------
     EARNINGS FROM CONTINUING OPERATIONS
      BEFORE INCOME TAXES                                               $ 24,330       $ 15,170       $  7,748
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

     IDENTIFIABLE ASSETS BY SEGMENT
     Precision Imaged Products                                          $ 71,505       $ 64,751       $ 66,019
     Optical Products                                                     38,583         38,385         40,527
     Other                                                                 7,463          6,596          3,637
     ---------------------------------------------------------------------------------------------------------
     TOTAL IDENTIFIABLE ASSETS                                           117,551        109,732        110,183
     CORPORATE ASSETS                                                     21,135         20,580          8,759
     ---------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                       $138,686       $130,312       $118,942
     ---------------------------------------------------------------------------------------------------------

     DEPRECIATION AND AMORTIZATION BY SEGMENT
     Precision Imaged Products                                          $  5,724       $  5,773       $  5,947
     Optical Products                                                      1,806          2,079          2,117
     Other                                                                   720            610            416
     ---------------------------------------------------------------------------------------------------------
     TOTAL DEPRECIATION AND AMORTIZATION                                $  8,250       $  8,462       $  8,480
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

     CAPITAL EXPENDITURES BY SEGMENT
     Precision Imaged Products                                          $ 10,511       $  6,190       $  5,500
     Optical Products                                                      2,586          1,496          1,210
     Other                                                                   440            184             41
     ---------------------------------------------------------------------------------------------------------
     TOTAL CAPITAL EXPENDITURES                                         $ 13,537       $  7,870       $  6,751
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------


     *Total revenues included $8,675, $6,059 and $1,289 from equipment and technology sales in 1994, 1993 and 1992, respectively, while operating profit included $2,535, $2,795 and $(176) of profit (loss) from such sales, respectively.


     Total revenues by segment are primarily to unaffiliated customers. Operating profit is operating profit before corporate allocation, corporate expense and net interest expense.

     The following is a summary of the Company's operations in different geographic areas:



     ---------------------------------------------------------------------------------------------------------
     Years Ended December 31,                                               1994           1993           1992
     ---------------------------------------------------------------------------------------------------------

     TOTAL REVENUES FROM UNAFFILIATED CUSTOMERS
     U.S.                                                               $159,075       $144,106       $136,604
     Germany                                                              57,771         47,909         41,260
     Other                                                                 3,122          3,416          2,966
     ---------------------------------------------------------------------------------------------------------
     TOTAL                                                              $219,968       $195,431       $180,830
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

     TRANSFERS BETWEEN GEOGRAPHIC AREAS
     U.S.                                                               $    765       $  1,681       $  3,388
     Germany                                                                 558            427            694
     Eliminations                                                         (1,323)        (2,108)        (4,082)
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

     NET EARNINGS
     U.S.                                                               $ 11,563       $ 22,187       $  8,026
     Germany                                                               2,716            (76)          (985)
     Other                                                                  (114)           (15)            (2)
     ---------------------------------------------------------------------------------------------------------
     TOTAL                                                              $ 14,165       $ 22,096       $  7,039
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

     IDENTIFIABLE ASSETS
     U.S.                                                               $ 88,525       $ 83,189       $ 79,390
     Germany                                                              29,770         28,131         32,081
     Other                                                                   973          1,340          1,522
     Eliminations                                                         (1,717)        (2,928)        (2,810)
     ---------------------------------------------------------------------------------------------------------
     TOTAL                                                              $117,551       $109,732       $110,183
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------


     Transfers between geographic areas are accounted for principally at estimated market value. Net sales to unaffiliated foreign customers from domestic operations (export sales) in 1994, 1993 and 1992 were $31,337, $31,586 and $29,830 or 14%, 16% and 16%, respectively, of total revenues. Precision Imaged Products had sales to one customer of $45,171, $39,390 and $34,847 and to another customer of $21,647, $19,868 and $16,919 in 1994,
     1993 and 1992, respectively.

11.  CONCENTRATIONS OF CREDIT RISK

     Approximately 68% of the trade accounts and notes receivable before allowances ("receivables") of Precision Imaged Products at December 31, 1994 were represented by four customers. Approximately 30% of the receivables of Optical Products at December 31, 1994 were represented by 20 customers. These 24 customers represented approximately 52% of the Company's consolidated receivables at December 31, 1994, with one customer of Precision Imaged Products representing approximately 19%.

12.  PROVISION FOR LOSS RELATED TO DISCONTINUED OPERATION

     During 1994, the Company made a provision for environmental remediation costs and related expenses of $1,300, less applicable income taxes of $461, pertaining to property previously utilized by one of its discontinued operations. This provision was in addition to a provision made in 1993 for $659, less applicable income taxes of $244, which related to the same matter.

13.  SUBSEQUENT EVENT

     In January 1995, a U.S. District Court jury in Miami, Florida, awarded the Company a verdict totalling $5.1 million against Barth Industries (Barth) of Cleveland, Ohio and its parent, Nesco Holdings, Inc. (Nesco). The verdict relates to an agreement under which Barth and Nesco were to help automate the plastic lens production plant in Ft.Lauderdale. The Company has not recorded any income relating to this verdict as a final judgement has not yet been rendered and Barth and Nesco are expected to appeal.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS, BMC INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of BMC Industries, Inc. as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BMC Industries, Inc. at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in the notes to the Consolidated Financial Statements, in 1993 the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.

                                                               ERNST & YOUNG LLP


Minneapolis, Minnesota
February 21, 1995


PRICE RANGE OF COMMON STOCK

The Company's common stock is traded on the New York Stock Exchange under the ticker symbol "BMC." The table below sets forth the high and low reported sales prices of BMC stock by quarter for the years 1994, 1993 and 1992. All per share amounts have been adjusted for a two-for-one stock split in 1994. At February 28, 1995 there were approximately 1,027 stockholders of record.


--------------------------------------------------------------------------
                                                           Price
                                 Dividends        ------------------------
                                 Per Share          High            Low
--------------------------------------------------------------------------

1994
FIRST QUARTER                     $   --          $ 13 3/16      $  9 3/4
SECOND QUARTER                        --            14 3/8         10 1/2
THIRD QUARTER                        .02            14 5/8         13 1/4
FOURTH QUARTER                       .02            16 3/4         13 1/8
--------------------------------------------------------------------------
1993
First Quarter                         --          $  5 5/8       $ 4 5/8
Second Quarter                        --             6 11/16       4 15/16
Third Quarter                         --             8 1/4         5 7/8
Fourth Quarter                        --            10 11/16       7 7/16
--------------------------------------------------------------------------
1992
First Quarter                         --          $  6 1/16      $ 3 13/16
Second Quarter                        --             5 7/16        3 1/4
Third Quarter                         --             4 3/8         3 9/16
Fourth Quarter                        --             5 1/2         3 1/2
--------------------------------------------------------------------------

SELECTED QUARTERLY DATA



-----------------------------------------------------------------------------------------------------------------------------
(UNAUDITED)                                                First          Second         Third          Fourth        Total
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                  Quarter        Quarter        Quarter        Quarter         Year
-----------------------------------------------------------------------------------------------------------------------------

1994(1)
Total revenues                                            $52,406        $57,305        $53,979        $56,278       $219,968
Gross profit                                                8,070         11,135          8,185         11,554         38,944
Earnings from continuing operations                         2,702          4,677          2,286          5,339         15,004
Provision for (loss) related to
 discontinued operation                                      (839)            --             --             --           (839)
Net earnings                                                1,863          4,677          2,286          5,339         14,165
PRIMARY EARNINGS (LOSS) PER SHARE(3)
Earnings from continuing operations                           .20            .34            .16            .38           1.10
Provision for (loss) related to
 discontinued operation                                      (.06)            --             --             --           (.06)
Net earnings                                                  .14            .34            .16            .38           1.04
Common and common equivalent shares                        13,274         13,570         13,861         13,965         13,668
FULLY-DILUTED EARNINGS PER SHARE(3)
Earnings from continuing operations                           .20            .34            .16            .38           1.09
Provision for (loss) related to
 discontinued operation                                      (.06)            --             --             --           (.06)
Net earnings                                                  .14            .34            .16            .38           1.03
Shares assuming full dilution                              13,274         13,612         13,862         13,978         13,762
-----------------------------------------------------------------------------------------------------------------------------

1993(2)
Total revenues                                            $46,021        $49,277        $45,208        $54,925       $195,431
Gross profit                                                6,632          9,529          5,486          9,956         31,603
Earnings from continuing operations before
 cumulative effect of accounting changes                    1,417          3,806          1,487          3,670         10,380
Provision for (loss) related to
 discontinued operation                                        --             --             --           (415)          (415)
Cumulative effect of accounting changes                    12,131             --             --             --         12,131
Net earnings                                               13,548          3,806          1,487          3,255         22,096
PRIMARY EARNINGS (LOSS) PER SHARE(3)
Earnings from continuing operations before
 cumulative effect of accounting changes                      .12            .31            .12            .28            .83
Provision for (loss) related to
 discontinued operation                                        --             --             --           (.03)          (.03)
Cumulative effect of accounting changes                      1.02             --             --             --            .98
Net earnings                                                 1.14            .31            .12            .25           1.78
Common and common equivalent shares                        11,864         12,332         12,594         12,940         12,432
FULLY-DILUTED EARNINGS PER SHARE(3)
Earnings from continuing operations before
 cumulative effect of accounting changes                      .12            .31            .12            .28            .79
Provision for (loss) related to
 discontinued operation                                        --             --             --           (.03)          (.03)
Cumulative effect of accounting changes                      1.02             --             --             --            .93
Net earnings                                                 1.14            .31            .12            .25           1.69
Shares assuming full dilution                              11,864         12,376         12,743         13,128         13,042
-----------------------------------------------------------------------------------------------------------------------------

     THE NUMBER OF SHARES AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED FOR A TWO-FOR-ONE STOCK SPLIT IN 1994.

(1) TOTAL REVENUES FOR 1994 INCLUDED $161, $3,604, $491 AND $4,419 IN THE FIRST, SECOND, THIRD AND FOURTH QUARTERS, RESPECTIVELY, FROM EQUIPMENT AND TECHNOLOGY SALES. NET EARNINGS FOR 1994 INCLUDED GAINS (LOSSES) OF $(64), $580, $209 AND $895 IN THE FIRST, SECOND, THIRD AND FOURTH QUARTERS, RESPECTIVELY, FROM EQUIPMENT AND TECHNOLOGY SALES.

(2) TOTAL REVENUES FOR 1993 INCLUDED $113, $841, $650 AND $4,455 IN THE FIRST, SECOND, THIRD AND FOURTH QUARTERS,RESPECTIVELY, FROM EQUIPMENT AND TECHNOLOGY SALES. NET EARNINGS FOR 1993 INCLUDED GAINS (LOSSES) OF $(63), $490, $229 AND $1,232 IN THE FIRST, SECOND, THIRD AND FOURTH QUARTERS, RESPECTIVELY, FROM EQUIPMENT AND TECHNOLOGY SALES.

(3) PER SHARE CALCULATIONS FOR EACH OF THE QUARTERS AND THE TOTAL YEARS WERE BASED ON THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING EACH PERIOD. ACCORDINGLY, THE SUM OF THE QUARTERS MAY NOT NECESSARILY BE EQUAL TO THE TOTAL YEAR PER SHARE AMOUNTS.
