Form 10-K405, Exhibit 13
period 1995-12-31
BMC INDUSTRIES INC/MN/
filed 1996-04-01
CIK 215310


HISTORICAL FINANCIAL SUMMARY
(in thousands, except per share amounts and statistics and ratios)


                           Years Ended December 31                                             1995         1994         1993
                           --------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS (1)  Net sales of primary products. . . . . . . . . . . . . . . . .      $243,951      $211,293     $189,372
                           Equipment  and technology  sales . . . . . . . . . . . . . . .        11,404         8,675        6,059
                           --------------------------------------------------------------------------------------------------------
                           Total revenues . . . . . . . . . . . . . . . . . . . . . . . .       255,355       219,968      195,431
                           Cost and expenses of primary products sales. . . . . . . . . .       210,533       187,129      172,177
                           Cost of equipment and technology sales . . . . . . . . . . . .         6,345         6,140        3,264
                           --------------------------------------------------------------------------------------------------------
                           Earnings from continuing operations before interest
                             and income taxes . . . . . . . . . . . . . . . . . . . . . .        38,477        26,699       19,990
                           Interest (income) expense, net . . . . . . . . . . . . . . . .          (467)        2,369        4,820
                           Income taxes . . . . . . . . . . . . . . . . . . . . . . . . .        14,397         9,326        4,790
                           --------------------------------------------------------------------------------------------------------
                           Earnings from continuing operations before cumulative effect of
                             accounting changes . . . . . . . . . . . . . . . . . . . . .        24,547        15,004       10,380
                           Provision for loss related to discontinued
                             operation, net of tax  . . . . . . . . . . . . . . . . . . .            --          (839)        (415)
                           Cumulative effect of accounting changes. . . . . . . . . . . .            --            --       12,131
                           --------------------------------------------------------------------------------------------------------
                           Net earnings . . . . . . . . . . . . . . . . . . . . . . . . .      $ 24,547      $ 14,165      $22,096
                           --------------------------------------------------------------------------------------------------------
                           Primary earnings per share
                           Number of shares included in computation . . . . . . . . . . .        28,234        27,335       24,868
                           Earnings from continuing operations. . . . . . . . . . . . . .      $    .87      $    .55         $.42
                           Loss from  discontinued operation. . . . . . . . . . . . . . .            --          (.03)        (.02)
                           Cumulative effect of accounting changes. . . . . . . . . . . .            --            --          .49
                           --------------------------------------------------------------------------------------------------------
                           Primary earnings per share . . . . . . . . . . . . . . . . . .      $    .87      $    .52         $.89
                           --------------------------------------------------------------------------------------------------------
                           Fully-diluted earnings per share
                           Number of shares included in computation . . . . . . . . . . .        28,316        27,523       26,086
                           Earnings from continuing operations. . . . . . . . . . . . . .      $    .87      $    .55         $.40
                           Loss from  discontinued operation. . . . . . . . . . . . . . .            --          (.03)        (.02)
                           Cumulative effect of accounting changes. . . . . . . . . . . .            --            --          .47
                           --------------------------------------------------------------------------------------------------------
                           Fully-diluted earnings per share . . . . . . . . . . . . . . .      $    .87      $    .52         $.85
                           --------------------------------------------------------------------------------------------------------
                           Cash dividends per share . . . . . . . . . . . . . . . . . . .      $  .0425      $    .02      $    --
                           --------------------------------------------------------------------------------------------------------
                           Depreciation expense . . . . . . . . . . . . . . . . . . . . .      $  8,040      $  7,444       $7,780
                           Net cash provided by operating activities. . . . . . . . . . .        45,261        36,680       25,931
                           Capital expenditures . . . . . . . . . . . . . . . . . . . . .        39,196        13,537        7,870
                           --------------------------------------------------------------------------------------------------------
FINANCIAL POSITION         Working capital. . . . . . . . . . . . . . . . . . . . . . . .      $ 32,730      $ 38,769    $  34,517
                           Property, plant and  equipment, net  . . . . . . . . . . . . .        81,409        49,858       43,005
                           Total assets . . . . . . . . . . . . . . . . . . . . . . . . .       182,332       138,686      130,312
                           Total debt . . . . . . . . . . . . . . . . . . . . . . . . . .            --            --       27,163
                           Stockholders'equity. . . . . . . . . . . . . . . . . . . . . .       108,466        81,788       58,900
                           --------------------------------------------------------------------------------------------------------
STATISTICS AND RATIOS      Current ratio. . . . . . . . . . . . . . . . . . . . . . . . .           1.6           2.0         1.9
                           Total debt to equity ratio . . . . . . . . . . . . . . . . . .           0.0           0.0         0.5
                           Earnings from continuing operations before interest expense
                            and income taxes, as a percentage of total revenues . . . . .         15.1%          12.1%       10.2%
                           Return on average equity(2). . . . . . . . . . . . . . . . . .         25.8%          20.1%       20.7%
                           Book value per share . . . . . . . . . . . . . . . . . . . . .      $  4.01       $   3.05       $2.59
                           --------------------------------------------------------------------------------------------------------



                           Years Ended December 31                                           1992           1991
                           -------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS (1)  Net sales of primary products. . . . . . . . . . . . . . . . .      $179,541     $ 187,650
                           Equipment  and technology  sales . . . . . . . . . . . . . . .         1,289        15,535
                           ------------------------------------------------------------------------------------------
                           Total revenues . . . . . . . . . . . . . . . . . . . . . . . .       180,830       203,185
                           Cost and expenses of primary products sales. . . . . . . . . .       165,408       175,357
                           Cost of equipment and technology sales . . . . . . . . . . . .         1,465        10,005
                           -------------------------------------------------------------------------------------------
                           Earnings from continuing operations before interest
                             and income taxes . . . . . . . . . . . . . . . . . . . . . .        13,957        17,823
                           Interest (income) expense, net . . . . . . . . . . . . . . . .         6,209         7,804
                           Income taxes . . . . . . . . . . . . . . . . . . . . . . . . .           709         1,776
                           -------------------------------------------------------------------------------------------
                           Earnings from continuing operations before cumulative effect of
                             accounting changes . . . . . . . . . . . . . . . . . . . . .         7,039         8,243
                           Provision for loss related to discontinued
                             operation, net of tax  . . . . . . . . . . . . . . . . . . .            --            --
                           Cumulative effect of accounting changes. . . . . . . . . . . .            --            --
                           -------------------------------------------------------------------------------------------
                           Net earnings . . . . . . . . . . . . . . . . . . . . . . . . .      $  7,039     $   8,243
                           -------------------------------------------------------------------------------------------
                           Primary earnings per share
                           Number of shares included in computation . . . . . . . . . . .        23,301        22,273
                           Earnings from continuing operations. . . . . . . . . . . . . .      $    .30      $    .37
                           Loss from  discontinued operation. . . . . . . . . . . . . . .            --            --
                           Cumulative effect of accounting changes. . . . . . . . . . . .            --            --
                           -------------------------------------------------------------------------------------------
                           Primary earnings per share . . . . . . . . . . . . . . . . . .      $    .30      $    .37
                           -------------------------------------------------------------------------------------------
                           Fully-diluted earnings per share
                           Number of shares included in computation . . . . . . . . . . .        23,733        22,480
                           Earnings from continuing operations. . . . . . . . . . . . . .      $    .30           .37
                           Loss from  discontinued operation. . . . . . . . . . . . . . .            --            --
                           Cumulative effect of accounting changes. . . . . . . . . . . .            --            --
                           ------------------------------------------------------------------------------------------
                           Fully-diluted earnings per share . . . . . . . . . . . . . . .      $    .30      $    .37
                           ------------------------------------------------------------------------------------------
                           Cash dividends per share . . . . . . . . . . . . . . . . . . .      $     --      $     --
                           ------------------------------------------------------------------------------------------
                           Depreciation expense . . . . . . . . . . . . . . . . . . . . .      $  8,011      $  7,561
                           Net cash provided by operating activities. . . . . . . . . . .        15,173        30,747
                           Capital expenditures . . . . . . . . . . . . . . . . . . . . .         6,751         6,304
                           ------------------------------------------------------------------------------------------
FINANCIAL POSITION         Working capital. . . . . . . . . . . . . . . . . . . . . . . .      $ 36,843      $ 35,797
                           Property, plant and  equipment, net  . . . . . . . . . . . . .        44,712        47,256
                           Total assets . . . . . . . . . . . . . . . . . . . . . . . . .       118,942       124,618
                           Total debt . . . . . . . . . . . . . . . . . . . . . . . . . .        44,311        56,582
                           Stockholders'equity. . . . . . . . . . . . . . . . . . . . . .        37,455        30,949
                           ------------------------------------------------------------------------------------------
STATISTICS AND RATIOS      Current ratio. . . . . . . . . . . . . . . . . . . . . . . . .           2.2           2.0
                           Total debt to equity ratio . . . . . . . . . . . . . . . . . .           1.2           1.8
                           Earnings from continuing operations before interest expense
                            and income taxes, as a percentage of total revenues . . . . .           7.7%          8.8%
                           Return on average equity(2). . . . . . . . . . . . . . . . . .          20.6%         30.9%
                           Book value per share . . . . . . . . . . . . . . . . . . . . .      $   1.71         $1.44
                           ------------------------------------------------------------------------------------------


The number of shares and per share amounts have been adjusted for two-for one stock splits in 1995 and 1994.

(1) 1991 net earnings included a $1,374 charge for management transition costs and a $591 tax benefit due to a new tax treaty between the U.S. and Germany.
(2)  Excludes cumulative effect of accounting changes in 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS
The following discussion and analysis examines the operating results of the Company's two business segments. As used herein, "operating profit" refers to operating profit before corporate allocations, corporate expense and interest, as shown in Note 10 to the Consolidated Financial Statements-Segment Information.

PRECISION IMAGED PRODUCTS
TOTAL REVENUES AND OPERATING PROFIT
COMPARISON OF 1995 AND 1994. Total revenues of the Precision Imaged Products group were $179.2 million for 1995, an increase of $33.9 million or 23.3% from those for 1994. $2.7 million of this increase was due to an increase in sales of equipment and technology. Net sales (which exclude equipment and technology sales) increased by $31.2 million or 22.8%. The improvement was primarily attributable to a shift in the Company's product mix to higherpriced color television aperture masks as consumers worldwide purchased larger televisions and to increased sales of precision photo-etched parts.

     Operating profit of the Precision Imaged Products group was $34.5 million for 1995, an increase of $12.3 million or 55.2% from that realized for 1994. This improvement included a $2.5 million increase in profits from equipment and technology sales. The rate of operating profit as a percentage of net sales (before equipment and technology sales and profits) was 17.5% for 1995, compared to 14.4% for 1994. This improvement was primarily due to improved manufacturing efficiencies and the continued shift in product mix to higher-margin large and jumbo aperture masks and masks manufactured from invar steel and productivity and operating improvements at Buckbee-Mears St. Paul.

COMPARISON OF 1994 AND 1993. Total revenues of the Precision Imaged Products group were $145.3 million for 1994, an increase of $19.9 million or 15.8% from those for 1993. $2.6 million of this increase was due to an increase in sales of equipment and technology. Net sales (which exclude equipment and technology sales) increased by $17.3 million or 14.4%. The improvement was primarily attributable to a shift in the Company's product mix to higher-priced invar and large-sized color television aperture masks as consumers worldwide purchased larger televisions.

     Operating profit of the Precision Imaged Products group was $22.2 million for 1994, an increase Of $5.9 million or 35.8% from that realized for 1993.
This improvement included a $0.3 million decrease in profits from equipment and technology sales. The rate of operating profit as a percentage of net sales (before equipment and technology sales and profits) was 14.4% for 1994, compared to 11.4% for 1993. This improvement was primarily due to improved manufacturing efficiencies and a shift in product mix to higher-margin large and jumbo aperture masks and masks manufactured from invar steel.

OPTICAL PRODUCTS
TOTAL REVENUES AND OPERATING PROFIT
COMPARISON OF 1995 AND 1994. Total revenues of the Optical Products group were $76.2 million for 1995, an increase of $1.5 million or 2.0% from those for 1994. The increase was due primarily to increased unit sales of polycarbonate eyewear lenses, which resulted from an increase in size and share of that market. This increase was largely offset by a reduction in unit sales of plastic and glass eyewear lenses, reflecting a reduction in size, and the Company's share, of the plastic lens market and a reduction in size of the glass lens market.


Operating profit of the Optical Products group was $9.7 million for 1995, an increase of $1.4 million or 16.4% over 1994. The rate of operating profit expressed as a percentage of total revenues was 12.7% for 1995, compared to 11.2% for 1994. The increase was primarily due to increased sales of higher-margin polycarbonate eyewear lenses.

COMPARISON OF 1994 AND 1993. Total revenues of the Optical Products group were $74.7 million for 1994, an increase Of $4.7 million or 6.7% from those for 1993. The increase was due primarily to increased unit sales of polycarbonate eyewear lenses, reflecting and increase in size and share of that market. This increase was partially offset by a reduction in unit sales of plastic and glass eyewear lenses, reflecting a reduction in size, and the Company's share, of the plasfic lens market and a reduction in size of the glass lens market.

     Operating profit of the Optical Products group was $8.3 million for 1994, an increase of $10 million or $10.0% over 1993. The rate of operating profit expressed as a percentage of total revenues was 11.2% for 1994, compared to 10.5% for 1993. The increase was primarily due to increased sales of higher-margin polycarbonate eyewear lenses.

SELLING EXPENSES
Selling expenses were $8.6 million, $8.4 million and $7.9 million or 3.5%, 4.0% and 4.2% of net sales before equipment and technology sales for 1995, 1994 and 1993, respectively.


ADMINISTRATIVE EXPENSES
Administrative expenses were $5.5 million, $3.8 million and $3.8 million or 2.3%, 1.8% and 2.0 % of net sales before equipment and technology sales for 1995, 1994 and 1993, respectively. The increase in administrative expenses from 1994 to 1995 was primarily attributable to increased costs associated with directors' deferred compensation plans which are tied to the Company's stock price which increased during 1995 and to the costs of staffing new positions during 1995.

INTEREST INCOME (EXPENSE), NET
Net interest income (expense) was $0.5 million, ($2.4) million and ($4.8) million for 1995, 1994 and 1993, respectively. The Company earned interest income on cash balances and had no short-term or long-term debt during 1995. Interest expense declined from 1993 to 1994 as a result of lower average debt balances and the payoff of all outstanding debt in 1994.

FOREIGN CURRENCY
Fluctuations in foreign currency exchange rates, principally the German DM versus the U.S. dollar, may affect the Company's financial results. U.S. dollar-denominated sales of aperture masks by the Company's German subsidiary generally represent the most significant element of the Company's exposure to currency rate fluctuations. This exposure is generally addressed by arranging for the subsidiary's purchase of raw materials in U.S. dollars to the extent possible through the purchase of forward contracts.

     Exposure to foreign currency exchange rate fluctuations also may exist with respect to intercompany payables or receivables to or from the Company's German subsidiary. The Company minimizes this exposure by holding such balances at low levels.

     In 1995, 1994 and 1993, the Company incurred minimal foreign exchange losses.

SEASONALITY
The Company's earnings are generally lower in the first and third quarters due to maintenance shutdowns at the Company's aperture mask production facilities. Maintenance shutdowns also occur at the Company's lens manufacturing facilities in the third quarter. Also, the seasonality of end products in both business segments-televisions and eyeglasses-affects the Company's annual earnings pattern.

INCOME TAXES
Expressed as a percentage of earnings before income taxes, the Company's effective tax rate was 37.0%, 38.3% and 31.6% in 1995, 1994 and 1993, respectively. The higher rates in 1995 and 1994 were due primarily to improved profitability at the Company's German subsidiary, whose earnings incur taxes at rates higher than in the United States. Also, increased amortization of a deferred tax asset, as the underlying tax benefits, principally net operating loss and tax credit carryforwards, are realized, contributed to the higher rates in 1995 and 1994.

DIVIDENDS
In 1995, the Company continued the payment of cash dividends to shareholders. Cash dividends of one cent per share were declared in the first, second and third quarters. The dividend was increased to one and a quarter cents per share in the fourth quarter.

ENVIRONMENTAL

Prior to 1995, the Company had been involved in a total of eight sites where environmental investigations were still occurring and where final settlement had not been reached. During 1995, the Company reached a de minimis settlement of its liability at one of the sites in which the Company was named a potentially responsible party (PRP). Also in 1995, the Company was identified as a PRP at a site for which the Environmental Protection Agency (EPA) previousiy requested information from the Company. It is the Company's belief that its involvement at this site was minimal, and it is therefore seeking de minimus status. With this activity, the total number of potential sites involving the Company where environmental investigations are still occurring and where final settlement has not been reached remains at eight.

     In addition to the eight sites, the Company has continued its site investigations at its Fort Lauderdale facility. The Company's consultant has commenced testing at the site. Following a compilation of all test results, the Company will submit its recommendations regarding the site to the state regulatory agency for concurrence. The Company's consultant has indicated that it is reasonably probable that some type of remediation will be required and has provided the Company with an approximate cost range for that remediation. Based on the consultant's estimates, and in accordance with allowable accounting principles, the Company has adequately reserved for potential remediation costs. Because the governmental bodies have not yet identified the full extent of any remedial actions, it is still impossible at this time to predict the likely outcome of the Fort Lauderdale matter, as well as the additional eight sites discussed above, or the Company's exposure if any of these cases are decided adversely.

     In addition to the above sites, PRP'S for a site in Cortland, New York have alleged that the Company is a participant in depositing waste at that site. The Company strongly believes it has no involvement with this site and is committed to a vigorous defense of this case. It is impossible at this time to predict the likely outcome of this matter, or the Company's exposure if this case is decided adversely.

     It is not currently anticipated that the Company's share of the costs of environmental remediation activities for any of the sites discussed above, including the range provided by the Company's consultant for the Fort Lauderdale facility, will have a materially adverse effect on the financial condition of the Company.

FINANCIAL POSITION AND LIQUIDITY
Cash balances increased by $1.5 million and debt remained at zero during 1995. Working capital was $32.7 million, and the current ratio was 1.6, at December 31, 1995, compared to $38.8 million and a current ratio of 2.0 at December 31, 1994. At December 31, 1995 and 1994, the Company had no short-term or long-term debt.

     The Company's primary cash flow activities in 1995 included generating $45.3 million of cash flow from operating activities, using $39.2 million of cash for property, plant and equipment additions and using $5.2 million for acquisitions by the Optical Products group. Expansion projects at both the Mullheim, Germany and Cortland, New York aperture mask manufacturing facilities accounted for $25.6 million of the 1995 property, plant and equipment additions. Significant cash flows in 1994 included generating $36.7 million of cash from operating activities, using $13.5 million for property, plant and equipment additions and using $22.6 million to repay long-term debt. The primary cash flows for the Company in 1993 included generating $25.9 million of cash from operating activities, using $7.9 million for capital spending and using $17.5 million for repayment of long-term debt.

     In addition to $15.9 million in cash and cash equivalent balances (before deducting approximately $1.2 million in outstanding checks included in accounts payable), the Company had $43.1 million available for borrowing under existing domestic and foreign bank credit facilities at December 31, 1995. in addition, the Company is currently negotiating to increase its domestic credit facilities to finance the Company's 1996 capital spending. The Company expects a signifi-cant increase in its capital spending in 1996 due to approximately $65 million of capital spending relating to the two-line expansion of the Company's aperture mask manufacturing facility at Cortland, New York. Management is confident that it will successfully negotiate increases in its domestic credit facilities. These increased credit facilities along with available cash balances and cash generated from operations should be sufficient to meet the Company's future capital and operating requirements.

Consolidated Statements           (in thousands, except per share amounts)
of Earnings

                                  Years Ended December 31                                         1995        1994        1995
                                  --------------------------------------------------------------------------------------------
                        REVENUES  Net sales of primary products . . . . . . . . . . . . . . . $243,951    $211,293    $189,372
                                  Equipment and technology sales. . . . . . . . . . . . . . .   11,404       8,675       6,059
                                  --------------------------------------------------------------------------------------------
                                       Total Revenues . . . . . . . . . . . . . . . . . . . .  255,355     219,968     195,431
                                  --------------------------------------------------------------------------------------------
    OPERATING COSTS AND EXPENSES  Cost of sales of primary products . . . . . . . . . . . . .  196,250     174,884     160,564
                                  Cost of equipment and technology sales. . . . . . . . . . .    6,345       6,140       3,264
                                  Selling . . . . . . . . . . . . . . . . . . . . . . . . . .    8,592       8,396       7,865
                                  Administrative. . . . . . . . . . . . . . . . . . . . . . .    5,545       3,792       3,841
                                  --------------------------------------------------------------------------------------------
                                       Total Operating Costs and Expenses . . . . . . . . . .  216,732     193,212     175,534
                                  --------------------------------------------------------------------------------------------
                                  Income from Operations. . . . . . . . . . . . . . . . . . .   38,623      26,756      19,897
                                  --------------------------------------------------------------------------------------------
     OTHER INCOME AND (EXPENSES)  Interest income . . . . . . . . . . . . . . . . . . . . . .    1,029         760         316
                                  Interest expense. . . . . . . . . . . . . . . . . . . . . .     (562)     (3,129)     (5,136)
                                  Other income (expense). . . . . . . . . . . . . . . . . . .     (146)        (57)         93
                                  --------------------------------------------------------------------------------------------
                                  Earnings from Continuing Operations before Income
                                   Taxes and Cumulative Effect of Accounting Changes. . . . .   38,944      24,330      15,170
                                  Income Taxes. . . . . . . . . . . . . . . . . . . . . . . .   14,397       9,326       4,790
                                  --------------------------------------------------------------------------------------------
                                  Earnings from Continuing Operations before
                                   Cumulative Effect of Accounting Changes. . . . . . . . . .   24,547      15,004      10,380
                                  Provision for Loss Related to Discontinued Operation
                                   (less applicable income tax benefits of $461 and $244) . .       --        (839)       (415)
                                  ---------------------------------------------------------------------------------------------
                                  Earnings before Cumulative Effect of Accounting Changes . .   24,547      14,165       9,965
            CUMULATIVE EFFECT OF  Accounting for postretirement benefits other than pensions.       --          --        (724)
            ACCOUNTING CHANGES    Accounting for income taxes . . . . . . . . . . . . . . . .       --          --      12,855
                                  --------------------------------------------------------------------------------------------
                                  Net Earnings. . . . . . . . . . . . . . . . . . . . . . . . $ 24,547    $ 14,165    $ 22,096
                                  --------------------------------------------------------------------------------------------
      PRIMARY EARNINGS PER SHARE  Earnings from continuing operations . . . . . . . . . . . . $    .87    $    .55    $    .42
                                  Loss from discontinued operation. . . . . . . . . . . . . .       --        (.03)       (.02)
                                  Cumulative effect of accounting changes . . . . . . . . . .       --          --         .49
                                  --------------------------------------------------------------------------------------------
                                       Total. . . . . . . . . . . . . . . . . . . . . . . . . $    .87    $    .52    $    .89
                                  --------------------------------------------------------------------------------------------
                   FULLY-DILUTED  Earnings from continuing operations . . . . . . . . . . . . $    .87    $    .55    $    .40
              EARNINGS PER SHARE  Loss from discontinued operation. . . . . . . . . . . . . .       --        (.03)       (.02)
                                  Cumulative effect of accounting changes . . . . . . . . . .       --          --         .47
                                  --------------------------------------------------------------------------------------------
                                       Total. . . . . . . . . . . . . . . . . . . . . . . . . $    .87    $    .52    $    .85
                                  --------------------------------------------------------------------------------------------
       NUMBER OF SHARES INCLUDED  Common and common equivalent shares . . . . . . . . . . . .   28,234      27,335      24,868
        IN PER SHARE COMPUTATION  Common shares assuming full dilution. . . . . . . . . . . .   28,316      27,523      26,086
                                  --------------------------------------------------------------------------------------------


                                 See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets  (in thousands)


                             December 31                                                                          1995        1994
                             -----------------------------------------------------------------------------------------------------
                     ASSETS  CURRENT ASSETS
                             Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 15,874    $ 14,327
                             Trading accounts and notes receivable, less allowances of $2,636 and $2,024. .     23,003      24,564
                             Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     34,772      28,792
                             Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,753       5,914
                             Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      5,964       5,221
                             -----------------------------------------------------------------------------------------------------
                                    TOTAL CURRENT ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . .     83,366      78,818

                             PROPERTY, PLANT AND EQUIPMENT, NET . . . . . . . . . . . . . . . . . . . . . .     81,409      49,858
                             DEFERRED INCOME TAXES. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      5,352       3,297
                             OTHER ASSETS, NET. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12,195       6,713
                             -----------------------------------------------------------------------------------------------------
                             TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $182,332    $138,686
                             -----------------------------------------------------------------------------------------------------
                             -----------------------------------------------------------------------------------------------------

            LIABILITIES AND  CURRENT LIABILITIES
       STOCKHOLDERS' EQUITY  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 20,408    $ 12,090
                             Accrued compensation and benefits. . . . . . . . . . . . . . . . . . . . . . .     11,488      11,513
                             Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      9,308       5,514
                             Other current liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . .      9,432      10,932
                             -----------------------------------------------------------------------------------------------------
                                    TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . . . . . . . . . .     50,636      40,049

                             OTHER LIABILITIES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     21,654      15,835
                             DEFERRED INCOME TAXES. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,576       1,014

                             STOCKHOLDERS' EQUITY
                             Common stock (shares issued of 27,066 and 26,784). . . . . . . . . . . . . . .     52,974      51,156
                             Retained earnings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     50,962      27,559
                             Cumulative translation adjustment. . . . . . . . . . . . . . . . . . . . . . .      5,749       4,336
                             Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (1,219)     (1,263)
                             -----------------------------------------------------------------------------------------------------
                                    TOTAL STOCKHOLDERS' EQUITY. . . . . . . . . . . . . . . . . . . . . . .    108,466      81,788
                             -----------------------------------------------------------------------------------------------------
                             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . . . . . . . . . . . . . .   $182,332    $138,686
                             -----------------------------------------------------------------------------------------------------
                             -----------------------------------------------------------------------------------------------------


                             See Notes to Consolidated Financial Statements.

Consolidated Statements           (in thousands)
of Stockholders' Equity

                                                                                                Retained      Cumulative
                                                                                      Common    Earnings     Translation
                        Years Ended December 31, 1995, 1994 and 1993                   Stock    (Deficit)     Adjustment     Other
                        ----------------------------------------------------------------------------------------------------------
     DECEMBER 31, 1992  BALANCE . . . . . . . . . . . . . . . . . . . . . . . . .   $ 42,019    $ (8,168)       $  3,604   $    --

                        Net earnings. . . . . . . . . . . . . . . . . . . . . . .         --      22,096              --        --
                        Exercise of options, 866 shares, net of tax benefit . . .      1,592          --              --        --
                        Employee loans for option exercises, net of repayments . .         --          --              --      (871)
                        Minimum pension liability adjustment. . . . . . . . . . .         --          --              --      (226)
                        Translation adjustment. . . . . . . . . . . . . . . . . .         --          --          (1,146)       --
                        ----------------------------------------------------------------------------------------------------------
     DECEMBER 31, 1993  BALANCE . . . . . . . . . . . . . . . . . . . . . . . . .     43,611      13,928           2,458    (1,097)

                        Net earnings. . . . . . . . . . . . . . . . . . . . . . .         --      14,165              --        --
                        Exercise of options, 208 shares, net of tax benefit . . .        825          --              --        --
                        Exercise of warrants, 3,862 shares. . . . . . . . . . . .      6,720          --              --        --
                        Employee loans for option exercises, net of repayments . .         --          --              --      (130)
                        Minimum pension liability adjustment. . . . . . . . . . .         --          --              --       (36)
                        Cash dividends declared . . . . . . . . . . . . . . . . .         --        (534)             --        --
                        Translation adjustment. . . . . . . . . . . . . . . . . .         --          --           1,878        --
                        ----------------------------------------------------------------------------------------------------------
     DECEMBER 31, 1994  BALANCE . . . . . . . . . . . . . . . . . . . . . . . . .     51,156      27,559           4,336    (1,263)

                        Net earnings. . . . . . . . . . . . . . . . . . . . . . .         --      24,547              --        --
                        Exercise of options, 277 shares, net of tax benefit . . .      1,776          --              --        --
                        Restricted stock grants, 5 shares, net of tax benefit . .         42          --              --        --
                        Employee loans for option exercises, net of repayments . .         --          --              --      (218)
                        Minimum pension liability adjustment. . . . . . . . . . .         --          --              --       262
                        Cash dividends declared . . . . . . . . . . . . . . . . .         --      (1,144)             --        --
                        Translation adjustment. . . . . . . . . . . . . . . . . .         --          --           1,413        --
                        ----------------------------------------------------------------------------------------------------------
     DECEMBER 31, 1995  BALANCE . . . . . . . . . . . . . . . . . . . . . . . . .   $ 52,974    $ 50,962        $  5,749   $(1,219)
                        ----------------------------------------------------------------------------------------------------------



                        Common Stock: 99,000 shares of voting common stock without par value authorized; 27,066, 26,784, and 22,714 shares issued and outstanding at December 31, 1995, 1994 and 1993, respectively.
                        Undesignated Stock: 500 shares authorized; none issued. The Board of Directors is authorized to designate the name of each class or series of the undesignated shares and to set the terms thereof (including, without limitation, terms with respect to redemption, dividend, liquidation, conversion and voting rights and preferences).

                        See Notes to Consolidated Financial Statements.

Consolidated Statements           (in thousands)
of Cash Flows

                                  Years Ended December 31                                         1995        1994        1993
                                  ------------------------------------------------------------------------------------------------
                 CASH FLOWS FROM  NET EARNINGS . . . . . . . . . . . . . . . . . . . . . . . .    $ 24,547    $ 14,165    $ 22,096
            OPERATING ACTIVITIES  ADJUSTMENTS TO RECONCILE NET EARNINGS TO NET
                                   CASH PROVIDED BY OPERATING ACTIVITIES
                                  Depreciation and amortization  . . . . . . . . . . . . . . .       8,290       8,250       8,462
                                  Provisions for product returns and losses
                                   on trade receivables and inventory reserves . . . . . . . .       3,854       2,564       2,722
                                  Deferred income taxes. . . . . . . . . . . . . . . . . . . .         613       3,844       1,639
                                  Cumulative effect of accounting changes. . . . . . . . . . .         --          --      (12,131)
                                  Provision for loss related to discontinued operation . . . .         --         839          415
                                  Other non-cash income and expense items. . . . . . . . . . .         191       (433)      (1,325)

                                  DECREASE (INCREASE) IN ASSETS
                                  Trade accounts and notes receivable. . . . . . . . . . . . .         653      (2,996)     (4,259)
                                  Inventories. . . . . . . . . . . . . . . . . . . . . . . . .      (5,209)     (1,467)      2,888
                                  Other current assets . . . . . . . . . . . . . . . . . . . .        (626)        615         262
                                  Other noncurrent assets. . . . . . . . . . . . . . . . . . .      (1,013)       (256)     (1,145)

                                  INCREASE (DECREASE) IN LIABILITIES
                                  Accounts payable . . . . . . . . . . . . . . . . . . . . . .       7,858       1,964         543
                                  Income taxes payable . . . . . . . . . . . . . . . . . . . .       1,747       2,250       1,425
                                  Accrued expenses and other current liabilities . . . . . . .        (951)      7,498       3,895
                                  Other noncurrent liabilities . . . . . . . . . . . . . . . .       5,307        (157)        444
                                  ------------------------------------------------------------------------------------------------
                                  NET CASH PROVIDED BY OPERATING ACTIVITIES. . . . . . . . . .      45,261      36,680      25,931
                                  ------------------------------------------------------------------------------------------------
                 CASH FLOWS FROM  Additions to property, plant and equipment . . . . . . . . .     (39,196)    (13,537)     (7,870)
            INVESTING ACTIVITIES  Business acquisitions, net of cash acquired. . . . . . . . .      (5,167)        --          --
                                  Proceeds from sale of property and equipment . . . . . . . .          28         312         340
                                  Proceeds from non-trade notes receivable . . . . . . . . . .         --          --           67
                                  ------------------------------------------------------------------------------------------------
                                  NET CASH USED IN INVESTING ACTIVITIES. . . . . . . . . . . .     (44,335)    (13,225)     (7,463)
                                  ------------------------------------------------------------------------------------------------
                 CASH FLOWS FROM  Repayment of long-term debt and reduction of capital lease
            FINANCING ACTIVITIES   obligation(1) . . . . . . . . . . . . . . . . . . . . . . .         (19)    (22,604)    (17,508)
                                  Common stock issued(1) . . . . . . . . . . . . . . . . . . .       1,818       2,634       1,592
                                  Cash dividends paid. . . . . . . . . . . . . . . . . . . . .      (1,074)       (267)        --
                                  Employee loans for exercise of stock options, net of
                                   repayments. . . . . . . . . . . . . . . . . . . . . . . . .        (218)       (130)       (871)
                                  ------------------------------------------------------------------------------------------------
                                  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES. . . . .         507     (20,367)    (16,787)
                                  ------------------------------------------------------------------------------------------------
                                  EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS         114         312        (130)
                                  ------------------------------------------------------------------------------------------------
                                  NET INCREASE IN CASH AND CASH EQUIVALENTS. . . . . . . . . .       1,547       3,400       1,551
                                  Cash and cash equivalents at beginning of year . . . . . . .      14,327      10,927       9,376
                                  ------------------------------------------------------------------------------------------------
                                  CASH AND CASH EQUIVALENTS AT END OF YEAR . . . . . . . . . .    $ 15,874    $ 14,327    $ 10,927
                                  ------------------------------------------------------------------------------------------------

                               (1)In 1994, in addition to the long-term debt
                                  repayment and common stock issuance shown above, $4,911 of long-term debt was reduced as consideration for the exercise of warrants.

                                  See Notes to Consolidated Financial Statements

Notes To Consolidated Financial Statements
(in thousands, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts the Company and its subsidiaries, all of which are wholly-owned.

REVENUE RECOGNITION--Revenue related to the majority of the Company's products is recognized upon shipment of product to the customer. The Company accounts for long-term equipment and technology sales contracts under the percentage-of-completion method, generally measured on the attainment of specific contract milestones. Estimated contract earnings are reviewed periodically as work progresses. In the event such estimates indicate a loss would be incurred on the contract, the estimated amount of such loss would be recognized in the period the estimated loss was determined.

CASH EQUIVALENTS--consist of highly-liquid debt instruments with a maturity of three months or less at the date of purchase.

INVENTORIES--are stated at the lower of cost or market. Cost is determined principally on the average cost method. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts.

PROPERTY, PLANT AND EQUIPMENT--are stated at cost. Depreciation is provided on the straight-line method over estimated useful lives of 3 to 45 years for buildings and improvements and 3 to 15 years for machinery and equipment. Depreciation of assets included in construction in progress does not begin until construction is complete and the assets are placed in service.

GOODWILL--Amortization is provided on the straight-line method over estimated useful lives of 10 to 40 years.

INCOME TAXES--Effective January 1, 1993, the Company changed its method of accounting for income taxes as required by Financial Accounting Standards Board (FASB) Statement No. 109, ACCOUNTING FOR INCOME TAXES. As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting Statement No. 109 as of January 1, 1993 was to increase 1993 net income by $12,855. Under Statement No. 109, a deferred tax liability is recognized for temporary differences between financial reporting and tax reporting which will result in taxable income in future years. A deferred tax asset is recognized for temporary difference which will result in tax deductions in future years and for net operating loss and tax credit carryforwards. The deferred tax asset is reduced by a valuation allowance to a net amount which the Company believes it more likely than not will realize, based on the Company's estimates of its future earnings and the expected timing of temporary difference reversals.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS--Effective January 1, 1993, the Company adopted FASB Statement No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The cumulative effect of adopting Statement No. 106 was to decrease 1993 net income by $724, net of tax. Under the new rules, the Company accrues the expected cost of providing postretirement benefits other than pensions during the years that eligible employees render service.

EARNINGS PER SHARE--Primary earnings per common and common equivalent share and earnings per common and common equivalent share assuming full dilution are computed using the weighted average number of common and common equivalent shares outstanding during the period. Common stock equivalents include dilutive stock options and warrants using the treasury stock method.

STOCK SPLITS--On October 19, 1995, the Company declared a two-for-one split. Stockholders of record on October 30, 1995 received one additional share of common stock for each common share owned on that date. The Company also declared a two-for-one stock split on August 15, 1994. Stockholders of record on August 25, 1994 received one additional share of common stock for each common share owned on that date. As a result, the number of outstanding shares and earnings per share for prior periods presented have been restated to reflect these splits.

STOCK BASED COMPENSATION--The Company follows Accounting Principals Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equal the market price of the underlying stock on the date of grant, no compensation expense is recognized.

ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

RECLASSIFICATION--Certain items in the 1994 and 1993 consolidated financial statements have been reclassified to conform to the 1995 presentation.

2. INVENTORIES

The following is a summary of inventories at December 31:

                                         1995      1994
- -------------------------------------------------------
Raw materials. . . . . . . . . . . . $ 12,556  $  9,748
Work in process. . . . . . . . . . .    5,772     5,501
Finished Goods . . . . . . . . . . .   16,444    13,543
- -------------------------------------------------------
Total inventories. . . . . . . . . . $ 34,772  $ 28,792
- -------------------------------------------------------


3. OTHER LIABILITIES

The following is a summary of other current liabilities at December 31:

                                         1995      1994
- -------------------------------------------------------
Net deferred revenue relating
 to equipment contract . . . . . . . $  1,637  $  3,928
Environmental remediation costs. . .    1,624     2,760
Other. . . . . . . . . . . . . . . .    6,171     4,244
- -------------------------------------------------------
Total other current liabilities. . . $  9,432  $ 10,932
- -------------------------------------------------------


The following is a summary of other liabilities at December 31:

                                         1995      1994
- -------------------------------------------------------
Accrued foreign pension cost . . . . $  8,272  $  6,991
Employee retirement obligations  . .    6,612     5,947
Other. . . . . . . . . . . . . . . .    6,770     2,897
- -------------------------------------------------------
Total other liabilities . . . . . .  $ 21,654  $ 15,835
- -------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT, NET

The following is a summary of property, plant and equipment, net at December 31:

                                                       1995      1994
- ---------------------------------------------------------------------
Land and improvements. . . . . . . . . . . . . . . $  2,575  $  2,386
Buildings and improvements . . . . . . . . . . . .   40,801    37,143
Machinery and equipment. . . . . . . . . . . . . .   89,842    81,639
Construction in progress . . . . . . . . . . . . .   38,493     9,454
- ---------------------------------------------------------------------
 Total . . . . . . . . . . . . . . . . . . . . . .  171,711   130,622
Less accumulated depreciation and amortization . .   90,302    80,764
- ---------------------------------------------------------------------
Total property, plant and equipment, net . . . . . $ 81,409  $ 49,858
- ---------------------------------------------------------------------


5. DEBT AND WARRANT EXERCISE

The Company had no short-term or long-term debt outstanding at December 31, 1995 and 1994.

   In the third quarter of 1994, the Company repaid all of its then outstanding senior, subordinated and industrial development bond debt. Existing cash balances and proceeds from the exercise of detachable warrants to purchase shares of the Company's common stock were used for these repayments. These detachable warrants had been issued to purchasers of the Company's subordinated notes. All such warrant were exercised during 1994, resulting in the issuance by the Company of 3,862 shares of common stock at an average exercise price of $1.74 per share.

   The Company maintains three identical revolving credit agreements with three domestic banks that provide for unsecured borrowings totaling $25,000. These agreements terminate on September 30, 1996. Borrowings under the agreements bear interest either at the prime rate or at the LIBOR rate plus 0.50% to 0.75%. The LIBOR rate is dependent upon the Company's ratio of debt to total capitalization. In addition, the Company pays a facility fee on unborrowed funds at rates ranging from 0.15% to 0.20%, depending upon the Company's debt-to-total capitalization ratio.

The Company's German subsidiary maintains short-term credit lines of $9,049 and a long-term credit line of $9,049. The short-term credit lines are unsecured and bear interest at either 0.75% over the DM LIBOR rate or approximately 3% over the BBD rate. The lines may be withdrawn at any time. $5,082 of the long-term credit line is secured by land and buildings with a net book value of $13,506 at December 31, 1995. This long-term credit line bears interest at 0.75% over the DM LIBOR rate.

   There were no borrowings outstanding under any of the credit lines at December 31, 1995.

   There were $1,322 of outstanding letters of credit at December 31, 1995.

   Interest expense paid, net of amounts capitalized of $0, $137 and $309, was $55, $2,428 and $4,319 in 1995, 1994 and 1993, respectively.


6. COMMITMENTS

The Company leases three manufacturing facilities, 19 sales, distribution or administrative facilities and the Company headquarters. In addition, the Company leases data processing and other equipment.

   At December 31, 1995, the approximate future minimum rental commitments required under non-cancelable operating leases are as follows:

- -------------------------------------------------
1996                                     $  1,803
- -------------------------------------------------
1997                                        1,362
- -------------------------------------------------
1998                                          629
- -------------------------------------------------
1999                                           97
- -------------------------------------------------
Thereafter                                     --
- -------------------------------------------------
Total minimum lease payments             $  3,891
- -------------------------------------------------
- -------------------------------------------------

Rent expense was $2,644, $2,788, and $3,073 in 1995, 1994 and 1993,
respectively. At December 31, 1995, the Company's German subsidiary had U.S. dollar-denominated foreign exchange forward contracts to purchase $4,500 of German marks. The contracts have maturities ranging from three to nine months and are for the purpose of hedging the subsidiary's U.S. dollar-denominated sales. Gains and losses on foreign exchange contracts that are designated and effective as hedges are deferred and recognized in sales in the same period as the hedged transactions. At December 31, 1995, an immaterial unrealized net loss was deferred on such contracts that relate to sales that are expected to occurr during the ensuing year. This deferred net loss is included in other current assets.

7. STOCK OPTION PLAN
The 1994 Stock Incentive Plan (the "1994 Plan") provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of the Company's common stock and for other stock-based awards to officers, directors and key employees responsible for the direction and management of the Company and to non-employee consultants and independent contractors. At December 31, 1995, 4,129 shares of common stock were reserved for issuance under the 1994 Plan and the 1984 Omnibus Stock Plan, which terminated on January 10, 1994. The reserved shares included 1,766 unoptioned shares available for the granting of options and/or other stock-based awards under the 1994 Plan.

   Information relating to stock options during 1995 and 1994 is as follows:

                                                             Option Price
                                                         ---------------------
                                               Number    Per Share       Total
                                            of Shares      Average       Price
- ------------------------------------------------------------------------------
Shares under option at Dec 31, 1993. . . . .    2,275      $  2.85      $6,474
Granted. . . . . . . . . . . . . . . . . . .      334         7.19       2,400
Exercised. . . . . . . . . . . . . . . . . .     (212)        2.06        (437)
Forfeited. . . . . . . . . . . . . . . . . .      (39)        2.37         (93)
- ------------------------------------------------------------------------------
Shares under option at Dec 31, 1994. . . . .    2,358         3.54       8,344
Granted. . . . . . . . . . . . . . . . . . .      295        15.39       4,538
Exercised. . . . . . . . . . . . . . . . . .     (277)        2.24        (621)
Forfeited. . . . . . . . . . . . . . . . . .      (13)        1.91         (25)
- ------------------------------------------------------------------------------
Shares under option at Dec 31, 1995. . . . .    2,363      $  5.18    $ 12,236
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
Shares exercisable at Dec 31, 1995 . . . . .      824      $  2.47    $  2,033
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

All outstanding options were nonqualified options. No compensation expense related to stock option grants was recorded in 1995, 1994 or 1993 as the option exercise prices were equal to fair market value on the date of grant.

     At December 31, 1995, there were 5 shares outstanding pursuant to other stock-based awards under the 1994 Plan.

STOCK OPTION EXERCISE LOAN PROGRAM-The Company maintains the Stock Option Exercise Loan Program under which holders of exercisable stock options may obtain interest-free and interest-bearing loans from the Company to facilitate their exercise of stock options. Such loans are evidenced by demand promissory notes and are secured by the shares of stock. The portion of such loans directly related to the option exercise price is classified as a reduction of stockholders' equity. The remainder is included in current assets.

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

     The Company also maintains a 401(k) savings plan covering substantially all of its domestic salaried employees and a majority of those domestic hourly employees not covered by a pension plan or retirement fund described below. Under the terms of the savings plan, the

Company makes an annual minimum contribution, which is invested in Company stock, equal to 25% of participants' before-tax contributions up to 6% of base salary, with the potential for an additional discretionary contribution depending upon the Company's profitability. Provisions of the plan include vesting the Company's contributions at the rate of 25% per year of continuous service and payment of benefits upon retirement, total disability, death or termination.

     One domestic operation has a noncontributory defined benefit pension plan for its hourly employees. Benefits payable under the plan are based upon various monthly amounts for each year of credited service. The Company's funding policy meets or exceeds the funding requirements of federal laws and regulations. The projected benefit obligation was determined using an assumed discount rate of 7.0%. The assumed long-term rate of return on plan assets, invested primarily in diversified portfolios comprised of debt and equity securities, was 7.0%.

In 1989, the Company adopted a supplemental defined benefit retirement plan for corporate and operations management over 45 years of age. In 1992, the Company curtailed benefits payable under the Plan. The Company's funding policy is to maintain plan assets approximately equal to the vested benefit obligation. The projected benefit obligation was determined using an assumed discount rate of 7.0%. The assumed long-term rate of return on plan assets, invested primarily in diversified portfolios comprised of debt and equity securities, was 7.0%.

     In addition, the Company's German subsidiary has a noncontributory defined benefit pension plan covering substantially all of its employees. Benefits payable under the plan is not funded. However, under generally accepted accounting principles, the liability is accrued on the Consolidated Balance Sheet. The projected benefit obligation was determined using an assumed discount rate and an assumed rate of increase in future compensation of 7.5% and 3.0%, respectively.

     Pension costs for the above three defined benefit plans included the following components:


Years Ended December 31                                 1995      1994      1993
- -------------------------------------------------------------------------------
Service cost for benefits earned
  during the year. . . . . . . . . . . . . . .      $   434   $   434   $   436
Interest cost on projected
  benefit obligation . . . . . . . . . . . . .          775       666       613
Actual return on plan assets . . . . . . . . .         (710)      (23)     (131)
Net amortization and deferral. . . . . . . . .          572      (138       (18)
- -------------------------------------------------------------------------------
Pension costs. . . . . . . . . . . . . . . . .      $ 1,071   $   939   $   900
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

The following is a summary of the funded status of the above three defined benefit plans and the accrued pension costs recorded in the Company's Consolidated Balance Sheet at December 31:

                                                   1995           1994
- ----------------------------------------------------------------------
Actuarial present value of
  Vested benefit obligation. . . . . . .       $ (9,554)      $ (8,089)
- ----------------------------------------------------------------------
  Accumulated benefit obligation . . . .       $(10,375)      $ (8,783)
- ----------------------------------------------------------------------
  Projected benefit obligation . . . . .       $(11,559)      $ (9,869)
Plan assets at fair value. . . . . . . .          3,291          2,716
- ----------------------------------------------------------------------
Projected benefit obligation in excess
 of plan assets. . . . . . . . . . . . .         (8,268)        (7,153)
Unrecognized net gain. . . . . . . . . .           (339)           (28)
Unrecognized prior service cost. . . . .            135            147
Unrecognized transition amount . . . . .            192            204
Minimum pension liability adjustment . .           (137)          (450)
- ----------------------------------------------------------------------
Accrued pension costs. . . . . . . . . .       $ (8,417)      $ (7,280)
- ----------------------------------------------------------------------
- ----------------------------------------------------------------------

Under a contract with its union employees, another domestic operation makes, on behalf of each active participant, fixed weekly contributions to a retirement fund (aggregating $145, $143 and $144 in 1995, 1994 and 1993, respectively). At December 31, 1995, the market value of this fund's assets of $13,450 exceeded benefit obligations of $11,233 by $2,217. Pursuant to the plan, excess funded amounts are not available to the Company.

     The total cost of all profit sharing, savings and pension plans, domestic and foreign, was $4,301, $4,605 and $3,516 in 1995, 1994 and 1993, respectively.

     In addition to the defined benefit plans discussed above, the Company has two defined benefit postretirement plans covering certain U.S. employees. One plan provides medical benefits and the other provides life insurance benefits. Under the medical benefits plan, the Company provides a specific dollar amount to retired salaried employees or their surviving spouses with which to purchase coverage through the BMC Flexible Benefits Plan. The annual increase in these Company provided amounts is limited to 5%. The life insurance plan provides term life insurance coverage to all retired full-time hourly employees at one domestic operation. The Company accrues the expected cost of providing benefits under these two plans during the years that eligible employees render service. Neither plan is funded.

     The following table shows the two plans' accrued postretirement benefit obligation at December 31:

                                                        1995           1994
- ---------------------------------------------------------------------------
Accumulated postretirement benefit
 obligation. . . . . . . . . . . . . . . . . . .    $ (1,159)      $ (1,038)
Unrecognized net gain. . . . . . . . . . . . . .        (362)          (382)
- ---------------------------------------------------------------------------
Accrued postretirement benefit obligation. . . .    $ (1,521)      $ (1,420)
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.0%.

9.  INCOME TAXES
The provision for income taxes was based on earnings (loss) before income taxes, as follows:


Years Ended December 31                                           1995           1994           1993
- ----------------------------------------------------------------------------------------------------
Domestic . . . . . . . . . . . . . . . . . . . . . . .        $ 28,362       $ 18,304       $ 13,643
Foreign. . . . . . . . . . . . . . . . . . . . . . . .          10,582          6,026          1,527
- ----------------------------------------------------------------------------------------------------
Earnings from continuing operations
  before cumulative effect of
  accounting changes . . . . . . . . . . . . . . . . .          38,944         24,330         15,170
Provision for loss related to
  discontinued operation . . . . . . . . . . . . . . .               -         (1,300)          (659)
- ----------------------------------------------------------------------------------------------------
Earnings before cumulative effect of
  accounting changes . . . . . . . . . . . . . . . . .          38,944         23,030         14,511
Cumulative effect of change in accounting
  for postretirement benefits. . . . . . . . . . . . .               -              -         (1,148)
- ----------------------------------------------------------------------------------------------------
Earnings before income taxes . . . . . . . . . . . . .        $ 38,944       $ 23,030       $ 13,363
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

The provision (benefit) for income taxes consisted of:


Years Ended December 31                                           1995           1994           1993
- ----------------------------------------------------------------------------------------------------
Current
  Federal. . . . . . . . . . . . . . . . . . . . . . .        $  7,162       $    722       $    350
  State. . . . . . . . . . . . . . . . . . . . . . . .           1,661          1,246          1,040
  Foreign. . . . . . . . . . . . . . . . . . . . . . .           4,961          3,514          1,761
Deferred
  Federal and state. . . . . . . . . . . . . . . . . .              72          3,934          1,769
  Foreign. . . . . . . . . . . . . . . . . . . . . . .             541            (90)          (130)
- ----------------------------------------------------------------------------------------------------
Provision for income taxes on earnings
  from continuing operations before cumulative
  effect of accounting changes . . . . . . . . . . . .          14,397          9,326          4,790
Tax benefit associated with provision for
  loss related to discontinued operation . . . . . . .               -           (461)          (244)
- ----------------------------------------------------------------------------------------------------
Provision for income taxes before cumulative
  effect of accounting changes . . . . . . . . . . . .          14,397          8,865          4,546
Tax benefit associated with cumulative
  effect of change in accounting
  for postretirement benefits. . . . . . . . . . . . .               -              -           (424)
- ----------------------------------------------------------------------------------------------------
Income tax expense before cumulative
  effect of change in accounting
  for income taxes . . . . . . . . . . . . . . . . . .        $ 14,397       $  8,865       $  4,122
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

Cumulative effect of change in
  accounting for income taxes. . . . . . . . . . . . .        $      -       $      -       $(12,855)
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

Significant components of deferred tax assets and liabilities were as follows at December 31:

                                                      1995           1994
- -------------------------------------------------------------------------
FEDERAL AND STATE NET DEFERRED INCOME TAXES
Deferred tax asset
  Compensation and benefit related accruals. . .  $  5,809       $  4,463
  Reserves and accruals. . . . . . . . . . . . .     3,963          4,372
  Depreciation . . . . . . . . . . . . . . . . .     3,694          3,784
  Other temporary differences. . . . . . . . . .     3,303          1,812
  Tax credit carryforwards . . . . . . . . . . .         -          3,362
  Net operating loss carryforwards . . . . . . .         -          1,122
- -------------------------------------------------------------------------
  Total. . . . . . . . . . . . . . . . . . . . .    16,769         18,915
Deferred tax liability
Capitalized molds. . . . . . . . . . . . . . . .    (1,263)        (1,508)
- -------------------------------------------------------------------------
Net deferred tax asset before
 valuation allowance . . . . . . . . . . . . . .    15,506         17,407
Valuation allowance. . . . . . . . . . . . . . .    (6,488)        (8,349)
- -------------------------------------------------------------------------
Net deferred tax asset . . . . . . . . . . . . .  $  9,018       $  9,058
- -------------------------------------------------------------------------
- -------------------------------------------------------------------------
FOREIGN NET DEFERRED INCOME TAXES
Deferred tax liability
  Depreciation . . . . . . . . . . . . . . . . .  $  2,036       $  1,194
  Other temporary differences. . . . . . . . . .       210            656
- -------------------------------------------------------------------------
  Total. . . . . . . . . . . . . . . . . . . . .     2,246          1,850
- -------------------------------------------------------------------------
Deferred tax asset
  Retirement benefits. . . . . . . . . . . . . .      (597)          (575)
  Other temporary differences. . . . . . . . . .      (170)          (414)
- -------------------------------------------------------------------------
  Total. . . . . . . . . . . . . . . . . . . . .      (767)          (989)
- -------------------------------------------------------------------------
Net deferred tax liability . . . . . . . . . . .  $  1,479       $    861
- -------------------------------------------------------------------------
- -------------------------------------------------------------------------

The federal and state net deferred tax asset included a current portion of $3,656 and $5,761 at December 31, 1995 and 1994, respectively, and a long-term portion of $5,362 and $3,297 at December 31, 1995 and 1994, respectively. The foreign net deferred tax liability included a current asset of $97 and $153 at December 31, 1995 and 1994, respectively, and a long-term liability of $1,567 and $1,014 at December 31, 1995 and 1994, respectively.

     At December 31, 1995, future tax deductions from the reversal of temporary differences comprise the deferred tax asset, which has been reduced by a valuation allowance. This valuation allowance reduces the deferred tax asset to a net amount which the Company believes it more likely than not will realize, based on the Company's estimates of its future earnings and the expected timing of temporary difference reversals.

The net change in the total valuation allowance for the year ended December 31, 1995 was a decrease of $1,861.

     In 1995, 1994 and 1993, the income tax benefit from the utilization of net operating loss carryforwards and, in 1995, the income tax benefit from the utilization of tax credit carryforwards, were realized as a reduction of the deferred tax asset.

     The differences between income taxes at the U.S. federal statutory tax rate and the effective tax rate were as follows:


Year Ended December 31                               1995      1994      1993
- -------------------------------------------------------------------------------
Statutory rate . . . . . . . . . . . . . . . . . .   35.0%     35.0%     35.0%
Differences in taxation of
  foreign earnings . . . . . . . . . . . . . . . .    4.6       5.4       7.2
State income taxes, net
  of federal benefit . . . . . . . . . . . . . . .    2.5       2.6       3.9
Change in deferred tax valuation reserve . . . . .   (4.8)     (4.2)    (14.2)
Other items. . . . . . . . . . . . . . . . . . . .   (0.3)     (0.5)     (0.3)
- -------------------------------------------------------------------------------
Effective tax rate . . . . . . . . . . . . . . . .   37.0%     38.3%     31.6%
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

Differences in taxation of foreign earnings relate primarily to taxation of foreign earnings at rates in excess of the U.S. statutory rate. Undistributed earnings of German, Canadian and United Kingdom subsidiaries included in retained earnings at December 31, 1995 were approximately $13,000, $1,000 and $850, respectively. No U.S. taxes have been provided on these undistributed earnings because the Company expects to be able to utilize foreign tax credits to offset any U.S. tax that would result from their distribution.

     Income taxes paid were $10,333, $2,967 and $1,965 in 1995, 1994 and 1993, respectively.

10.  SEGMENT INFORMATION
The Company manufactures and sells a variety of products in two business segments. Precision Imaged Products manufactures principally aperture masks, photochemically etched fine mesh grids used in the manufacture of color television tubes and computer monitors. Net sales of aperture masks comprised 57%, 54% and 53% of the Company's consolidated total revenues in 1995, 1994 and 1993, respectively. Optical Products manufactures ophthalmic lenses.

The following is a summary of certain financial information relating to the two industry segments served:


Years Ended December 31                                            1995           1994           1993
- ----------------------------------------------------------------------------------------------------
TOTAL REVENUES BY SEGMENT
Precision Imaged Products(1) . . . . . . . . . . . . .        $179,199       $145,301       $125,447
Optical Products . . . . . . . . . . . . . . . . . . .          76,156         74,667         69,984
- ----------------------------------------------------------------------------------------------------
TOTAL REVENUES . . . . . . . . . . . . . . . . . . . .        $255,355       $219,968       $195,431
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
OPERATING PROFIT BY SEGMENT
Precision Imaged Products(1)
Before corporate allocation. . . . . . . . . . . . . .        $ 34,475       $ 22,219       $ 16,364
Less corporate allocation(2) . . . . . . . . . . . . .           2,131          1,714          1,629
- ----------------------------------------------------------------------------------------------------
  TOTAL. . . . . . . . . . . . . . . . . . . . . . . .          32,344         20,505         14,735
Optical Products
Before corporate allocation. . . . . . . . . . . . . .           9,693          8,329          7,374
Less corporate allocation(2) . . . . . . . . . . . . .             905            880            908
- ----------------------------------------------------------------------------------------------------
  TOTAL. . . . . . . . . . . . . . . . . . . . . . . .           8,788          7,449          6,466
- ----------------------------------------------------------------------------------------------------
  TOTAL OPERATING PROFIT . . . . . . . . . . . . . . .          41,132         27,954         21,201
Corporate expense. . . . . . . . . . . . . . . . . . .          (2,655)        (1,255)        (1,211)
Interest income (expense), net . . . . . . . . . . . .             467         (2,369)        (4,820)
- ----------------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES. . . . . . . . . . . . . . . . .        $ 38,944       $ 24,330       $ 15,170
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT
Precision Imaged Products. . . . . . . . . . . . . . .        $106,685       $ 71,505       $ 64,751
Optical Products . . . . . . . . . . . . . . . . . . .          46,094         38,583         38,385
Other. . . . . . . . . . . . . . . . . . . . . . . . .           7,196          7,463          6,596
- ----------------------------------------------------------------------------------------------------
TOTAL IDENTIFIABLE ASSETS. . . . . . . . . . . . . . .         159,975        117,551        109,732
Corporate assets . . . . . . . . . . . . . . . . . . .          22,357         21,135         20,580
- ----------------------------------------------------------------------------------------------------
TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . .        $182,332       $138,686       $130,312
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION BY SEGMENT
Precision Imaged Products. . . . . . . . . . . . . . .        $  5,689       $  5,724       $  5,773
Optical Products . . . . . . . . . . . . . . . . . . .           2,436          1,806          2,079
Other. . . . . . . . . . . . . . . . . . . . . . . . .             165            720            610
- ----------------------------------------------------------------------------------------------------
TOTAL DEPRECIATION AND AMORTIZATION. . . . . . . . . .        $  8,290       $  8,250       $  8,462
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES BY SEGMENT
Precision Imaged Products. . . . . . . . . . . . . . .        $ 35,316       $ 10,511       $  6,190
Optical Products . . . . . . . . . . . . . . . . . . .           3,637          2,586          1,496
Other. . . . . . . . . . . . . . . . . . . . . . . . .             243            440            184
- ----------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES . . . . . . . . . . . . . .        $ 39,196       $ 13,537       $  7,870
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------


(1) Total revenues included $11,404, $8,675 and $6,059 from equipment and technology sales in 1995, 1994, and 1993, respectively, while operating profit included $5,059, $2,535 and $2,795 from such sales in 1995, 1994, and 1993, respectively.

(2) Corporate allocations include administrative expenses incurred at the corporate headquarters which provide benefit to the operating divisions.

Total revenues by segment are primarily from unaffiliated customers.

     The following is a summary of the Company's operations in different geographic areas:


Years Ended December 31                                            1995           1994           1993
- ----------------------------------------------------------------------------------------------------
TOTAL REVENUES FROM UNAFFILIATED CUSTOMERS
U.S. . . . . . . . . . . . . . . . . . . . . . . . . .        $179,173       $159,075       $144,106
Germany. . . . . . . . . . . . . . . . . . . . . . . .          76,220         57,771         47,909
Other. . . . . . . . . . . . . . . . . . . . . . . . .           2,962          3,122          3,416
- ----------------------------------------------------------------------------------------------------
TOTAL. . . . . . . . . . . . . . . . . . . . . . . . .        $255,355       $219,968       $195,431
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
TRANSFERS BETWEEN GEOGRAPHIC AREAS
U.S. . . . . . . . . . . . . . . . . . . . . . . . . .         $ 3,143       $    765        $ 1,681
Germany. . . . . . . . . . . . . . . . . . . . . . . .          16,228            558            427
Eliminations . . . . . . . . . . . . . . . . . . . . .         (19,371)        (1,323)        (2,108)
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

NET EARNINGS
U.S. . . . . . . . . . . . . . . . . . . . . . . . . .        $ 19,467       $ 11,563       $ 22,187
Germany. . . . . . . . . . . . . . . . . . . . . . . .           5,016          2,716            (76)
Other. . . . . . . . . . . . . . . . . . . . . . . . .              64           (114)           (15)
- ----------------------------------------------------------------------------------------------------
TOTAL. . . . . . . . . . . . . . . . . . . . . . . . .        $ 24,547       $ 14,165       $ 22,096
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS
U.S. . . . . . . . . . . . . . . . . . . . . . . . . .        $111,731       $ 88,525       $ 83,189
Germany. . . . . . . . . . . . . . . . . . . . . . . .          50,677         29,770         28,131
Other. . . . . . . . . . . . . . . . . . . . . . . . .           1,093            973          1,340

Eliminations . . . . . . . . . . . . . . . . . . . . .          (3,526)        (1,717)        (2,928)

- ----------------------------------------------------------------------------------------------------
TOTAL. . . . . . . . . . . . . . . . . . . . . . . . .        $159,975       $117,551       $109,732
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

Transfers between geographic areas are accounted for principally at estimated market value. Net sales to unaffiliated foreign customers from domestic operations (export sales) in 1995, 1994 and 1993 were $40,566, $31,337 and $31,586 or 16%, 14% and 16%, respectively, of total revenues. Precision Imaged Products had sales to one customer of $60,738, $45,171 and $39,390 and to another customer of $31,975, $21,647 and $19,868 in 1995, 1994 and 1993,
respectively.

11.  CONCENTRATIONS OF CREDIT RISK
Approximately 68% of the trade accounts and notes receivable before allowances ("receivables") of Precision Imaged Products at December 31, 1995 were represented by six customers. Approximately 31% of the receivables of Optical Products at December 31, 1995 were represented by 20 customers. These 26 customers represented approximately 51% of the Company's consolidated receivables at December 31, 1995, with one customer of Precision Imaged Products representing approximately 12% of consolidated receivables.

12.  PROVISION FOR LOSS RELATED TO DISCONTINUED OPERATIONS
During 1994, the Company made a provision for environmental remediation costs and related expenses of $1,300, less applicable income taxes of $461, pertaining to property previously utilized by one of its discontinued operations. This provision was in addition to a provision made in 1993 for $659, less applicable income taxes of $244, which related to the same matter. The additional provision was made in 1994 when new information made it apparent that the original provision was not adequate.

13.  LEGAL MATTERS
In January 1995, a U.S. District Court in Miami, Florida, awarded the Company a $5.1 million judgment against Barth Industries (Barth) of Cleveland, Ohio and its parent, Nesco Holdings, Inc. (Nesco). The judgment relates to an agreement under which Barth and Nesco were to help automate the plastic lens production plant in Fort Lauderdale, Florida. The Company has not recorded any income relating to this judgment because Barth and Nesco have filed an appeal.

REPORT OF INDEPENDENT AUDITORS
THE BOARD OF DIRECTORS AND STOCKHOLDERS, BMC INDUSTRIES, INC.
We have audited the accompanying consolidated balance sheets of BMC Industries, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BMC Industries, Inc. at December 31, 1995 and 1994, and the comsolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with genrally accepted accounting principles.

     As discussed in the notes to the consolidated financial statements, in 1993 the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.

                                                               ERNST & YOUNG LLP


Minneapolis, Minnesota
February 16, 1996

SELECTED QUARTERLY DATA
(unaudited)
(in thousands, except per share amounts)


                                                                 First         Second          Third         Fourth          Total
                                                               Quarter        Quarter        Quarter        Quarter           Year
- ----------------------------------------------------------------------------------------------------------------------------------
1995(1)
Total revenues . . . . . . . . . . . . . . . . . . . . . .   $  61,334      $  69,647      $  59,203      $  65,171      $ 255,355
Gross profit . . . . . . . . . . . . . . . . . . . . . . .      11,077         15,126         11,060         15,497         52,760
Net earnings . . . . . . . . . . . . . . . . . . . . . . .       4,694          7,477          4,548          7,828         24,547
EARNINGS PER SHARE(3). . . . . . . . . . . . . . . . . . .         .17            .27            .16            .28            .87
Common and common equivalent shares. . . . . . . . . . . .      28,029         28,233         28,369         28,304         28,234
- ----------------------------------------------------------------------------------------------------------------------------------

1994(2)
Total revenues . . . . . . . . . . . . . . . . . . . . . .   $  52,406      $  57,305      $  53,979      $  56,278      $ 219,968
Gross profit . . . . . . . . . . . . . . . . . . . . . . .       8,070         11,135          8,185         11,554         38,944
Earnings from continuing operations. . . . . . . . . . . .       2,702          4,677          2,286          5,339         15,004
Provision for (loss) related to discontinued operation . .        (839)             -              -              -           (839)
Net earnings . . . . . . . . . . . . . . . . . . . . . . .       1,863          4,677          2.286          5.339         14,165
EARNINGS (LOSS) PER SHARE(3) . . . . . . . . . . . . . . .
Earnings from continuing operations. . . . . . . . . . . .         .10            .17            .08            .19            .55
Provision for (loss) related to discontinued operation . .        (.03)             -              -              -           (.03)
Net earnings . . . . . . . . . . . . . . . . . . . . . . .         .07            .17            .08            .19            .52
Common and common equivalent shares. . . . . . . . . . . .      26,549         27,141         27,721         27,930         27,335
- ----------------------------------------------------------------------------------------------------------------------------------

     The number of shares and per share amounts have been adjusted for two-for-one stock splits in 1995 and 1994.

(1)  Total revenues for 1995 included $3,581, $5,621, $1,014 and $1,188 in the first, second, third and fourth quarters, respectively, from equipment and technology sales. Net earnings for 1995 included gains of $972, $1,146, $354 and $573 in the first, second, third and fourth quarters, respectively, from equipment and technology sales.

(2) Total revenues for 1994 included $161, $3,604, $491 and $4,419 in the first, second, third and fourth quarters, respectively, from equipment and technology sales. Net earnings for 1994 included gains (losses) of $(64), $580, $209 and $895 in the first, second, third and fourth quarters, respectively, from equipment and technology sales.

(3) Per share calculations for each of the quarters and the total years were based on the weighted average number of shares outstanding during each period. Accordingly, the sum of the quarters may not necessarily be equal to the total year per share amounts. Per share amounts are primary earnings per share which do not differ significantly from fully-diluted earnings per share.

PRICE RANGE OF COMMON STOCK
     The Company's stock is traded on the New York Stock Exchange under the ticker symbol "BMC". The table below sets forth the high and low reported sales prices of BMC stock by quarter for the years 1995, 1994 and 1993. All per share amounts have been adjusted for two-for-one stock splits in 1995 and 1994. At March 1, 1996 there were approximately 1,017 stockholders of record.

                                                                                Price
                                                        Dividends      ---------------------------------
                                                        Per Share         High                Low
- --------------------------------------------------------------------------------------------------------
1995
FIRST QUARTER. . . . . . . . . . . . . . . . .          $ .0100        $  9  1/8          $   7 11/1 6
SECOND QUARTER . . . . . . . . . . . . . . . .            .0100          12  9/16             8  1/4
THIRD QUARTER. . . . . . . . . . . . . . . . .            .0100          19 15/16            12  3/16
FOURTH QUARTER . . . . . . . . . . . . . . . .            .0125          23   5/8            15   1/8
- --------------------------------------------------------------------------------------------------------
1994
First Quarter. . . . . . . . . . . . . . . . .          $    --        $  6 19/32          $   4   7/8
Second Quarter . . . . . . . . . . . . . . . .                -           7  3/16               5  1/4
Third Quarter. . . . . . . . . . . . . . . . .            .0100           7  5/16               6  5/8
Fourth Quarter . . . . . . . . . . . . . . . .            .0100           8   3/8               6 9/16
- -------------------------------------------------------------------------------------------------------
1993
First Quarter. . . . . . . . . . . . . . . . .          $    --        $  2 13/16          $   2 15/16
Second Quarter . . . . . . . . . . . . . . . .               --           3 11/32              2 15/32
Third Quarter. . . . . . . . . . . . . . . . .               --             4 1/8              2 15/16
Fourth Quarter . . . . . . . . . . . . . . . .               --           5 11/32              3 23/32
- --------------------------------------------------------------------------------------------------------