Form 10-K, Exhibit 13
period 1996-12-31
BMC INDUSTRIES INC/MN/
filed 1997-03-26
CIK 215310

HISTORICAL FINANCIAL SUMMARY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND STATISTICS AND RATIOS)

YEARS ENDED DECEMBER 31                                          1996           1995           1994           1993           1992
SUMMARY OF OPERATIONS
  Net sales of primary products                            $  279,035     $  243,951     $  211,293     $  189,372     $  179,541
  Equipment and technology sales                                1,452         11,404          8,675          6,059          1,289
  Total revenues                                              280,487        255,355        219,968        195,431     180,830
  Cost of sales of primary products                           212,637        196,250       174,884         160,564        153,819
  Cost of equipment and technology sales                          370          6,345          6,140         3,264           1,465
  Selling and administrative                                   15,033         14,137         12,188         11,706         12,037
  Earnings from continuing operations before
    interest, other expense and income taxes                   52,447         38,623         26,756         19,897         13,509
  Interest income (expense), net                                (280)            467       (2,369)         (4,820)        (6,209)
  Other income (expense)                                          236          (146)           (57)             93            448
  Income taxes                                                 17,302         14,397          9,326          4,790            709
  Earnings from continuing operations before
    cumulative effect of accounting changes                    35,101         24,547         15,004         10,380          7,039
  Provision for loss related to discontinued
    operation, net of tax                                          --             --          (839)          (415)             --
  Cumulative effect of accounting changes                          --             --             --         12,131             --
  Net earnings                                             $   35,101     $   24,547     $  14,165      $   22,096     $    7,039

EARNINGS PER SHARE
  Number of shares included
    in per share computation                                   28,363         28,234         27,335         24,868         23,301
  Earnings from continuing operations                      $     1.24     $     0.87     $    0.55      $    0.42      $     0.30
  Loss from discontinued operation                                 --             --         (0.03)         (0.02)             --
  Cumulative effect of accounting changes                          --             --             --           0.49             --
  Earnings per share                                       $     1.24     $    0.87      $    0.52      $     0.89     $     0.30
  Cash dividends per share                                 $   0.0525     $  0.0425      $     0.02     $       --     $       --
  Depreciation and amortization expense                    $   10,171     $    8,290     $   8,250      $   8,462      $    8,480
  Net cash provided by operating activities                    20,786         45,261        36,680          25,931         15,173
  Capital expenditures                                         54,662         39,196         13,537          7,870          6,751

FINANCIAL POSITION
  Working capital                                          $   41,354     $   32,730     $  38,769      $   34,517     $   36,843
  Property, plant and equipment, net                          123,845         81,409         49,858         43,005         44,712
  Total assets                                                232,969        182,332       138,686         130,312        118,942
  Total debt                                                   17,989             47             66         27,247         44,311
  Stockholders' equity                                        144,108        108,466         81,788         58,900         37,455

STATISTICS AND RATIOS
  Current ratio                                                  1.8            1.6            2.0             1.9           2.2
  Total debt to equity ratio                                     0.1            0.0            0.0             0.5           1.2
  Earnings from continuing operations
    before interest expense and income taxes, as a
    percentage of total revenues                                18.8%         15.1%           12.1%          10.2%           7.7%
  Return on average equity(1)                                   27.8%          25.8%          20.1%          20.7%          20.6%
  Book value per share                                     $    5.26      $    4.01      $    3.05      $     2.59     $    1.71


THE NUMBER OF SHARES AND PER SHARE AMOUNTS HAVE BEEN ADJUSTSED FOR TWO-FOR-ONE STOCK SPLITS IN 1995 AND 1994.

(1) CALCULATIONS EXCLUDES CUMULATIVE EFFECTS OF ACCOUNTING CHANGES IN 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS
The following discussion and analysis examines the operating results of the Company's two business segments. As used herein, "operating profit" refers to operating profit before corporate allocations, corporate expense and interest, as shown in Note 10 to the Consolidated Financial Statements-Segment Information.

PRECISION IMAGED PRODUCTS
TOTAL REVENUES AND OPERATING PROFIT
COMPARISON OF 1996 AND 1995. Total revenues of the Precision Imaged Products group were $192.6 million for 1996, an increase of $13.4 million or 7% from those for 1995. Net sales from primary products (which exclude equipment and technology sales) increased by $23.4 million or 14%. The improvement was primarily attributable to a continued sales mix shift to higher-priced color television masks as consumers worldwide purchased larger televisions. Further, the Company began producing computer monitor masks in Mullheim, Germany which resulted in the Company's first sales into the computer monitor mask market. For the year, sales of jumbo (30 inches and larger), large (25-29 inches), and invar masks increased 58%, 14% and 18%, respectively. The increase in primary products sales was partially offset by a $10.0 million decrease in sales from long-term equipment and technology contracts. Sales of equipment and technology declined because of management's strategic decision to exit this business and existing long-term contracts were substantially completed prior to 1996.

Operating profit of the Precision Imaged Products group was $43.1 million for 1996, an increase of $8.6 million or 25% from that realized in 1995. The rate of operating profit expressed as a percentage of net sales (before equipment and technology sales and profits) was 22% for 1996, compared to 18% for 1995. This improvement was primarily due to a continued shift in the Company's product mix to higher margin products, including computer monitor masks, and improved operating performance partially offset by start-up costs associated with the new German computer monitor mask line. Buckbee-Mears St. Paul posted record earnings for the year as a result of product mix and manufacturing improvements. The improved operating profit includes a $4.0 million decrease in profits from the reduction in long-term equipment and technology contract sales.

COMPARISON OF 1995 AND 1994. Total revenues of the Precision Imaged Products group were $179.2 million for 1995, an increase of $33.9 million or 23% from those for 1994. Of this increase, $2.7 million was due to an increase in sales of long-term equipment and technology contracts. Net sales of primary products (which exclude equipment and technology sales) increased by $31.2 million or 23%. The increase was primarily attributable to a shift in the Company's product mix to higher-priced color television masks as consumers worldwide purchased larger televisions and increased sales of precision photo-etched parts. For the year, sales of jumbo (30 inches and larger), large (25-29 inches) and invar masks increased 49%, 31% and 91%, respectively.

Operating profit of the Precision Imaged Products group was $34.5 million for 1995, an increase of $12.3 million or 55% from that realized for 1994. This improvement included a $2.5 million increase in profits from long-term equipment and technology contracts. The rate of operating profit as a percentage of net sales (before equipment and technology sales and profits) was 18% for 1995, compared to 14% in 1994. This improvement was primarily due to improved manufacturing efficiencies and the continued shift in product mix to higher-margin large and jumbo masks and masks manufactured from invar steel. In addition, operating profit was favorably impacted by productivity and operating improvements at Buckbee-Mears St. Paul.

OPTICAL PRODUCTS
TOTAL REVENUES AND OPERATING PROFIT
COMPARISON OF 1996 AND 1995. Total revenues of the Optical Products group were $87.9 million for 1996, an increase of $11.8 million or 15% from those for 1995. The increase was primarily due to increased sales in each major product line and strong international sales growth. Sales of high-end products (polycarbonate, progressive, high-index and polarizing sun lenses) increased 18% for the total year as consumer preferences for advanced materials, designs and features accelerated.

Operating profit of the Optical Products group was $14.4 million for 1996, an increase of $4.7 million or 48% over 1995. The rate of operating profit expressed as a percentage of total revenues was 16% for 1996, compared to 13% for 1995. The increase was primarily due to increased sales of high-end products and margin improvements attributable to the Company's Southeast Asian sourcing program for hard-resin plastic lenses established late in 1995.

COMPARISON OF 1995 AND 1994. Total revenues of the Optical Products group were $76.2 million for 1995, an increase of $1.5 million or 2% from those for 1994. The increase was due primarily to increased unit sales of polycarbonate eyewear lenses, which resulted from an increase in size and share of that market. This increase was largely offset by a reduction in unit sales of plastic and glass eyewear lenses, reflecting a reduction in size, and the Company's share, of the plastic lens market and a reduction in size of the glass lens market.

Operating profit of the Optical Products group was $9.7 million for 1995, an increase of $1.4 million or 16% over 1994. The rate of operating profit expressed as a percentage of total revenues was 13% for 1995, compared to 11% for 1994. The increase was primarily due to increased sales of higher-margin polycarbonate eyewear lenses.

SELLING EXPENSES
Selling expenses were $10.0 million, $8.6 million and $8.4 million or 3.6%, 3.5% and 4.0% of net sales before equipment and technology sales for 1996, 1995 and 1994, respectively. The increases during the periods reflect the impact of the increased revenues.

ADMINISTRATIVE EXPENSES
Administrative expenses were $5.0 million, $5.5 million and $3.8 million or 1.8%, 2.3% and 1.8% of net sales before equipment and technology sales for 1996, 1995 and 1994, respectively. The decline in administrative expenses from 1995 to 1996 is primarily due to a reduction in the cost of certain deferred compensation plans which are tied to the Company's stock price. The increase in administrative expenses from 1994 to 1995 resulted primarily from increased costs associated with these same plans and to the costs of staffing new positions during 1995.

INTEREST INCOME (EXPENSE), NET
Net interest income (expense) was ($0.3) million, $0.5 million and ($2.4) million for 1996, 1995 and 1994, respectively. Interest income earned on cash balances declined in 1996 because internally generated cash was used to fund the Company's expansion projects. Despite increases in short-term and long-term debt levels, interest expense in 1996 was comparable to the prior year due to the capitalization of interest costs in connection with the Company's expansion projects. In 1995, the Company earned interest income on cash balances and had minimal short-term and long-term debt. Interest expense in 1994 reflected interest incurred on outstanding debt which was paid off in 1994.

FOREIGN CURRENCY
Fluctuations in foreign currency exchange rates, principally the German mark versus the U.S. dollar, may affect the Company's financial results. The Company's German subsidiary has a large portion of its sales denominated in U.S. dollars. As most of the German subsidiary's expenses are denominated in the German mark, this represents the most significant element of the Company's exposure to currency rate fluctuations. This exposure is generally addressed as needed through the purchase of forward contracts and options. There were no forward contracts or options outstanding at December 31, 1996.

Exposure to foreign currency exchange rate fluctuations also may exist with respect to intercompany payables or receivables to or from the Company's German subsidiary. The Company minimizes this exposure by holding such balances at low levels.

In 1996, 1995 and 1994, the Company incurred minimal foreign exchange gains or losses.

SEASONALITY
The Company's earnings are generally lower in the first and third quarters due to maintenance shut-downs at the Company's mask production facilities. Maintenance shutdowns also occur at the Company's lens manufacturing facilities in the third quarter. Also, the seasonality of end products in several markets (televisions, computer monitors and eyeglasses) affects the Company's annual earnings pattern.

INCOME TAXES
Expressed as a percentage of earnings before income taxes, the Company's effective tax rate was 33.0%, 37.0% and 38.3% in 1996, 1995 and 1994, respectively. The lower rate in 1996 was due principally to a lower proportion of the Company's total earnings being generated by the Company's German subsidiary. In all years presented, reduction of the valuation allowance relating to deferred tax assets also lowered the effective tax rate.

DIVIDENDS
In 1996, the Company continued the payment of cash dividends to shareholders. Cash dividends of one and one quarter cents per share were declared in the first, second and third quarters. The dividend was increased to one and one half cents per share in the fourth quarter.

ENVIRONMENTAL

Prior to 1996, the Company had been involved in a total of eight sites where environmental investigations were still occurring and where final settlement had not been reached. During 1996, the Company reached a de minimis settlement of its liability at one of the sites in which the Company was named as a potentially responsible party ("PRP") and was released from further liability at a site for which the State of Minnesota undertook responsibility for the cleanup pursuant to a state cleanup program. Also in 1996, the Company was identified as a PRP at a location for which the Environmental Protection Agency ("EPA") previously named the Company as a PRP. The Company entered into a de minimis settlement agreement for its involvement at two prior sites at this location and expects to be a de minimis party at this site as well. With this activity, the total number of potential sites involving the Company where environmental investigations are still occurring and where final settlement has not been reached is reduced to seven.

In addition to the seven sites, the Company has continued its site investigations at its Fort Lauderdale facility of contamination which occurred prior to the Company's operation of the facility. During 1996, the Company submitted its test results for the site to the state regulatory agency for approval of the scope and completion of testing. The Company's consultant has indicated that it is reasonably probable that some type of remediation will be required and has provided the Company with an approximate cost range for that remediation. Based on the consultant's estimates, and in accordance with generally accepted accounting principles, the Company had previously established a reserve for potential remediation costs. The Company is seeking reimbursement of its cost and expenses from the prior owner of the site based upon contractual indemnification provisions and Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"). Because the governmental bodies have not yet identified the full extent of any remedial actions, it is still impossible at this time to predict the likely outcome of the Fort Lauderdale matter, as well as the additional seven sites discussed above, or the Company's exposure if any of these cases are decided adversely.

In addition to the above sites, PRPs for a site in Cortland, New York have alleged that the Company is a participant in depositing waste at that site. The Company strongly believes it has no involvement with this site and is committed to a vigorous defense of this case. It is impossible at this time to predict the likely outcome of this matter, or the Company's exposure if this case is decided adversely.

It is not currently anticipated that the Company's share of the costs of environmental remediation activities for any of the sites discussed above, including the range provided by the Company's consultant for the Fort Lauderdale facility, will have a materially adverse effect on the financial condition of the Company beyond the recorded reserves.

FINANCIAL POSITION AND LIQUIDITY

Cash and cash equivalents decreased by $13.3 million during 1996. Working capital was $41.4 million, and the current ratio was 1.8 at December 31, 1996, compared to $32.7 million and a current ratio of 1.6 at December 31, 1995. Inventory balances increased $15.7 million during 1996. Precision Imaged Products' inventory levels primarily increased due to the addition of the computer monitor mask production line. Also, as Precision Imaged Products' sales shifted to higher margin products which carry a higher cost, inventory levels increased to support the sales growth. The Optical Products' inventories have increased in preparation for future orders and to support new product introductions and sales growth.

At December 31, 1996, the Company had $18.0 million in debt and the ratio of total debt to total equity was 0.1. The incremental debt was incurred to support the Company's expansion projects. At December 31, 1995, the Company had no short-term or long-term debt, other than capitalized lease obligations.

The Company's cash flow activities in 1996 included generating $20.8 million of cash flow from operating activities and $20.6 million from financing activities, primarily through incremental debt. The cash generated from operating and financing activities combined with the cash accumulated prior to 1996 was used for property, plant and equipment additions totaling $54.7 million. The increase in the Company's capital spending in 1996 was primarily due to $43.0 million of capital spending relating to the two-line expansion of the Company's mask manufacturing facility at Cortland, New York. The Cortland expansion is on schedule for completion in the first half of 1997 which will result in additional capital expenditures of approximately $37.0 million during the year. The Company's primary cash flow activities in 1995 included generating $45.3 million of cash flow from operating activities, using $39.2 million of cash for property, plant and equipment additions and using $5.2 million for acquisitions by the Optical Products group. Expansion projects at both the Mullheim, Germany and Cortland, New York mask manufacturing facilities accounted for $25.6 million of the 1995 property, plant and equipment additions. Significant cash flows in 1994 included generating $36.7 million of cash from operating activities, using $13.5 million for property, plant and equipment additions and using $22.6 million to repay long-term debt.

The Company has a $150 million domestic unsecured credit facility consisting of a $70 million revolving credit facility for general purposes and an $80 million acquisition credit facility. The Company's German subsidiary maintains short-term and long-term credit facilities totaling $16.9 million. These credit facilities will provide the funds needed for capital spending related to the Cortland, New York expansion and the Company's new polycarbonate facility under construction in Ramsey, Minnesota. The acquisition credit facility will provide funds in the event the Company encounters a strategic acquisition opportunity. These credit facilities along with cash generated from operations should be sufficient to meet the Company's future capital and operating requirements.

CAUTIONARY STATEMENTS

Certain statements included in this discussion of operations and financial results by the Company or its representatives, as well as other communications, including its filings with the Securities and Exchange Commission, reports to shareholders, news releases and presentations to securities analysts or investors, contain forward-looking statements made in good faith by the Company pursuant to the "Safe Harbor" provisions of the PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These statements relate to nonhistorical information which are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. The Company wishes to caution the reader not to place undo reliance on any such forward-looking statements. These statements are qualified by important factors listed separately in "Item 1-Business" of the Company's Form 10-K, which in some cases have affected and in the future could adversely affect the Company's actual results and could cause the Company's actual financial performance to differ materially from that expressed in any forward-looking statement. These factors should not, however, be considered an exhaustive list. The Company does not undertake the responsibility to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                             YEARS ENDED DECEMBER 31                                         1996           1995           1994
REVENUES
                             Net sales of primary products                               $  279,035     $  243,951    $   211,293
                             Equipment and technology sales                                   1,452         11,404          8,675
                                Total Revenues                                              280,487        255,355        219,968
                             ----------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
                             Cost of sales of primary products                              212,637        196,250        174,884
                             Cost of equipment and technology sales                             370          6,345          6,140
                             Selling                                                         10,028          8,592          8,396
                             Administrative                                                   5,005          5,545          3,792
                               Total Operating Costs and Expenses                           228,040        216,732        193,212
                             Income from Operations                                          52,447         38,623         26,756
                             ----------------------------------------------------------------------------------------------------
OTHER INCOME AND (EXPENSES)
                             Interest income                                                    260          1,029            760
                             Interest expense                                                  (540)          (562)        (3,129)
                             Other income (expense)                                             236           (146)           (57)
                             Earnings from Continuing Operations before Income Taxes         52,403         38,944         24,330
                             Income Taxes                                                    17,302         14,397          9,326
                             Earnings from Continuing Operations                             35,101         24,547         15,004
                             Provision for Loss Related to Discontinued Operation
                               (less applicable income tax benefit of $461)                       -              -           (839)
                             Net Earnings                                                $   35,101     $   24,547    $    14,165
                             ----------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
                             Earnings from continuing operations                         $     1.24     $     0.87    $      0.55
                             Loss from discontinued operation                                     -              -          (0.03)
                                  Total                                                  $     1.24     $     0.87    $      0.52


                             Number of Shares Included in Per Share Computation              28,363         28,234         27,335

                             SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

                             DECEMBER 31                                                                    1996           1995
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
                             CURRENT ASSETS
                             Cash and cash equivalents                                                  $    2,544    $    15,874
                             Trade accounts and notes receivable, less allowances of $2,330 and $2,636      24,979         23,003
                             Inventories                                                                    50,451         34,772
                             Deferred income taxes                                                           5,372          3,753
                             Other current assets                                                            8,354          5,964
                                  TOTAL CURRENT ASSETS                                                      91,700         83,366
                             PROPERTY, PLANT AND EQUIPMENT, NET                                            123,845         81,409
                             DEFERRED INCOME TAXES                                                           5,797          5,362
                             OTHER ASSETS, NET                                                              11,627         12,195
                             TOTAL ASSETS                                                               $  232,969    $   182,332
                             -----------------------------------------------------------------------------------------------------
LIABILITIES AND
STOCKHOLDERS' EQUITY
                             CURRENT LIABILITIES
                             Short-term borrowings                                                      $    1,355    $        21
                             Accounts payable                                                               19,434         20,408
                             Accrued compensation and benefits                                              14,919         11,957
                             Income taxes payable                                                            7,657          9,308
                             Other current liabilities                                                       6,981          8,942
                                  TOTAL CURRENT LIABILITIES                                                 50,346         50,636
                             LONG-TERM DEBT                                                                 16,634             26
                             OTHER LIABILITIES                                                              19,421         21,628
                             DEFERRED INCOME TAXES                                                           2,460          1,576
                             STOCKHOLDERS' EQUITY
                             Common stock (shares issued of 27,381 and 27,066)                              56,551         52,974
                             Retained earnings                                                              84,629         50,962
                             Cumulative translation adjustment                                               3,974          5,749
                             Other                                                                          (1,046)        (1,219)
                                  TOTAL STOCKHOLDERS' EQUITY                                               144,108        108,466
                             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $  232,969    $   182,332

                             SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                        Cumulative
                                                                              Common       Retained     Translation
                             YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994      Stock       Earnings     Adjustment          Other
-----------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1993
                             BALANCE                                      $   43,611     $   13,928     $    2,458    $    (1,097)
                             Net earnings                                          -         14,165              -              -
                             Exercise of options, 208 shares,
                                including tax benefit                            825              -              -              -
                             Exercise of warrants, 3,862 shares                6,720              -              -              -
                             Employee loans for option exercises,
                               net of repayments                                   -              -              -           (130)
                             Minimum pension liability adjustment                  -              -              -            (36)
                             Cash dividends declared-$0.02 per share               -           (534)             -              -
                             Translation adjustment                                -              -          1,878              -
                             -----------------------------------------------------------------------------------------------------
DECEMBER 31, 1994
                             BALANCE                                          51,156         27,559          4,336         (1,263)
                             Net earnings                                          -         24,547              -              -
                             Exercise of options, 277 shares,
                               including tax benefit                           1,776              -              -              -
                             Restricted stock grants,
                               including tax benefit                              42              -              -              -
                             Employee loans for option exercises,
                              net of repayments                                    -              -              -           (218)
                             Minimum pension liability adjustment                  -              -              -            262
                             Cash dividends declared-$0.0425 per share             -         (1,144)             -              -
                             Translation adjustment                                -              -          1,413              -
                             -----------------------------------------------------------------------------------------------------
DECEMBER 31, 1995
                             BALANCE                                          52,974         50,962          5,749         (1,219)
                             Net earnings                                          -         35,101              -              -
                             Exercise of options, 315 shares,
                               including tax benefit                           3,593              -              -              -
                             Restricted stock grants, net of forfeitures
                                and including tax benefit                        (16)             -              -              -
                             Repayments of employee loans for option
                               exercises, net of additional loans                  -              -              -            173
                             Cash dividends declared-$0.0525 per share             -         (1,434)             -              -
                             Translation adjustment                                -              -         (1,775)             -
                             -----------------------------------------------------------------------------------------------------
DECEMBER 31, 1996
                             BALANCE                                      $   56,551     $   84,629     $    3,974    $    (1,046)

                             COMMON STOCK: 99,000 SHARES OF VOTING COMMON STOCK WITHOUT PAR VALUE AUTHORIZED; 27,381, 27,066, AND 26,784 SHARES ISSUED AND OUTSTANDING AT DECEMBER 31, 1996, 1995 AND 1994, RESPECTIVELY.

                             UNDESIGNATED STOCK: 500 SHARES AUTHORIZED; NONE ISSUED. THE BOARD OF DIRECTORS IS AUTHORIZED TO DESIGNATE THE NAME OF EACH CLASS OR SERIES OF THE UNDESIGNATED SHARES AND TO SET THE TERMS THEREOF (INCLUDING, WITHOUT LIMITATION, TERMS WITH RESPECT TO REDEMPTION, DIVIDEND, LIQUIDATION, CONVERSION AND VOTING RIGHTS AND PREFERENCES).

                             SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

                             YEARS ENDED DECEMBER 31                                          1996           1995           1994
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM
OPERATING ACTIVITIES
                             NET EARNINGS                                                $   35,101     $   24,547    $    14,165
                             ADJUSTMENTS TO RECONCILE NET EARNINGS TO
                               NET CASH PROVIDED BY OPERATING ACTIVITIES
                             Depreciation and amortization                                   10,171          8,290          8,250
                             Provisions for product returns,
                               uncollectible trade receivables and
                               inventory reserves                                             4,358          3,854          2,564
                             Deferred income taxes                                             (460)           613          3,844
                             Provision for loss related to discontinued operation                 -              -            839
                             Other non-cash income and expense items                         (1,489)           191           (433)
                             DECREASE (INCREASE) IN ASSETS
                             Trade accounts and notes receivable                             (3,482)           653         (2,996)
                             Inventories                                                    (19,599)        (5,209)        (1,467)
                             Other current assets                                            (3,471)          (626)           615
                             Other noncurrent assets                                           (217)        (1,013)          (256)
                             INCREASE (DECREASE) IN LIABILITIES
                             Accounts payable                                                  (785)         7,858          1,964
                             Income taxes payable                                            (1,300)         1,747          2,250
                             Accrued expenses and other current liabilities                   3,585           (951)         7,498
                             Other noncurrent liabilities                                    (1,626)         5,307           (157)
                             NET CASH PROVIDED BY OPERATING ACTIVITIES                       20,786         45,261         36,680
                             -----------------------------------------------------------------------------------------------------
CASH FLOWS FROM
INVESTING ACTIVITIES
                             Additions to property, plant and equipment                     (54,662)       (39,196)       (13,537)
                             Business acquisitions, net of cash acquired                          -         (5,167)             -
                             Proceeds from sale of property and equipment                         -             28            312
                             NET CASH USED IN INVESTING ACTIVITIES                          (54,662)       (44,335)       (13,225)
                             -----------------------------------------------------------------------------------------------------
CASH FLOWS FROM
FINANCING ACTIVITIES
                             Net increase in short-term borrowings                            1,257              -              -
                             Increase (decrease) in long-term debt and
                               reduction of capitalized lease obligation(1)                  16,950            (19)       (22,604)
                             Common stock issued, including tax benefit(1)                    3,577          1,818          2,634
                             Cash dividends paid                                             (1,361)        (1,074)          (267)
                             Employee (loans) for exercise of stock options,
                               net of repayments                                                173           (218)          (130)
                             NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES             20,596            507        (20,367)
                             EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
                               CASH EQUIVALENTS                                                 (50)           114            312
                             NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (13,330)         1,547          3,400
                             Cash and cash equivalents at beginning of year                  15,874         14,327         10,927
                             CASH AND CASH EQUIVALENTS AT END OF YEAR                    $    2,544     $   15,874    $    14,327

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

REVENUE RECOGNITION--Revenue related to the majority of the Company's products is recognized upon shipment of product to the customer. The Company accounts for long-term equipment and technology contracts under the percentage-of-completion method, generally measured on the attainment of specific contract milestones. Estimated contract earnings are reviewed periodically as work progresses. In the event such estimates indicate a loss would be incurred on the contract, the estimated amount of such loss would be recognized in the period the estimated loss was determined.

CASH EQUIVALENTS--consist of highly-liquid debt instruments with a maturity of three months or less at the date of purchase.

INVENTORIES--are stated at the lower of cost or market. Cost is determined principally on the average cost method. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts.

PROPERTY, PLANT AND EQUIPMENT--are stated at cost. Depreciation is provided on the straight-line method over estimated useful lives of 3 to 45 years for buildings and improvements and 3 to 15 years for machinery and equipment. Depreciation of assets included in construction in progress does not begin until the construction is complete and the assets are placed into service.

INCOME TAXES--A deferred tax liability is recognized for temporary differences between financial reporting and tax reporting which will result in taxable income in future years. A deferred tax asset is recognized for temporary differences which will result in tax deductions in future years and for net operating loss and tax credit carryforwards. The deferred tax asset is reduced by a valuation allowance to a net amount which the Company believes it more likely than not will realize, based on estimates of its future earnings and the expected timing of temporary difference reversals.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS--The Company accrues the expected cost of providing postretirement benefits other than pensions during the years that eligible employees render service. Earnings Per Share--Earnings per common share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common stock equivalents include dilutive stock options and warrants using the treasury stock method.

EARNINGS PER SHARE--Earnings per common share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common stock equivalents include dilutive stock options and warrants using the treasury stock method.

STOCK SPLITS--On October 19, 1995 and on August 15, 1994, the Company declared two-for-one stock splits. As a result, the number of outstanding shares and earnings per share for prior periods presented have been restated to reflect these splits.

STOCK-BASED COMPENSATION--The Company has elected to follow Accounting Principles Board Opinion No.25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES
(APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No.123, ACCOUNTING FOR STOCK-BASED COMPENSATION (STATEMENT 123).

ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION--Certain items in the 1995 and 1994 Consolidated Financial Statements have been reclassified to conform to the 1996 presentation. These reclassifications had no impact on net income or shareholders' equity as previously reported.

2. INVENTORIES

The following is a summary of inventories at December 31:

                                                            1996           1995
Raw materials                                         $   15,461     $   12,556
Work in process                                            9,807          5,772
Finished goods                                            25,183         16,444
Total inventories                                     $   50,451     $   34,772

3. OTHER CURRENT ASSETS AND OTHER LIABILITIES

The following is a summary of other current assets at December 31:

                                                            1996           1995
Molds used to produce eyewear lenses                  $    4,795     $    3,534
Other                                                      3,559          2,430
Total other current assets                            $    8,354     $    5,964


The following is a summary of other liabilities at December 31:

                                                            1996           1995
Accrued foreign pension cost                          $    8,469     $    8,272
Employee retirement obligations                            5,099          6,612
Other                                                      5,853          6,744
Total other liabilities                               $   19,421     $   21,628

4. PROPERTY, PLANT AND EQUIPMENT, NET

The following is a summary of property, plant and equipment, net at December 31:

                                                            1996           1995
Land and improvements                                 $    2,508     $    2,575
Buildings and improvements                                49,154         40,801
Machinery and equipment                                  110,460         89,842
Construction in progress                                  58,367         38,493
  Total                                                  220,489        171,711
Less accumulated depreciation
  and amortization                                        96,644         90,302
Total property, plant and equipment, net              $  123,845     $   81,409

5. DEBT AND WARRANT EXERCISE

DEBT--The following is a summary of long-term debt at December 31:

                                                            1996           1995
U.S. revolving credit facility                        $    6,800             --
German credit facility                                    11,064             --
Capital lease obligation and other                           125     $       47
                                                          17,989             47
Less amounts due within one year                           1,355             21
Total long-term debt                                  $   16,634     $       26

During 1996, the Company signed a new credit agreement (the "Agreement") with three domestic banks for unsecured borrowings totaling $150,000. This Agreement consists of a $70,000 four-year revolving credit facility for general corporate purposes and an $80,000 one-year acquisition credit facility. Borrowings under the Agreement bear interest at the Eurodollar Rate plus 0.30% to 0.70%. The rate spread is dependent upon the Company's ratio of debt to total capitalization. In addition, the Company pays a facility fee on unborrowed funds at rates ranging from 0.08% to 0.175%, depending on the Company's debt to total capitalization ratio. Under terms of the Agreement, the Company must meet certain affirmative covenants, including maintaining a specified total capitalization ratio, interest coverage ratio, cash flow leverage ratio and tangible net worth. The Company was in compliance with all covenants under the Agreement at December 31, 1996.

The Company's German subsidiary maintains short-term credit lines of $1,948 and long-term credit lines of $14,936. The short-term credit lines are unsecured and bear interest at either 0.75% over the DM LIBOR rate or approximately 3% over the German Bundesbank Discount rate. The short-term credit lines may be withdrawn at any time. The weighted average interest rate on short-term debt outstanding at December 31, 1996 was 7.25%. There was no short-term debt outstanding, other than capitalized lease obligations, at December 31, 1995. Of the long-term credit line, $4,741 is secured by land and buildings with a net book value of $12,600 at December 31, 1996. These long-term credit lines bear interest at 0.50% to 0.75% over the DM LIBOR rate.

On December 31, 1996, the estimated fair value of the Company's debt described above would approximate the recorded amount since the debt bears a floating interest rate.

Annual maturities of long-term debt for the next five years are $1,355 in 1997, $2,612 in 1998, $7,153 in 1999, $6,810 in 2000, $10 in 2001 and $49 thereafter.

There were $1,385 of outstanding letters of credit at December 31, 1996.

Interest expense paid, net of amounts capitalized of $302, $0 and $137, was $15, $55 and $2,428 in 1996, 1995 and 1994, respectively.

WARRANT EXERCISE--In the third quarter of 1994, the Company repaid all of its then outstanding senior, subordinated and industrial development bond debt. Existing cash balances and proceeds from the exercise of detachable warrants to purchase shares of the Company's common stock were used for these repayments. These detachable warrants had been issued to purchasers of the Company's subordinated notes. All such warrants were exercised during 1994, resulting in the issuance by the Company of 3,862 shares of common stock at an average exercise price of $1.74 per share.

6. COMMITMENTS

The Company leases three manufacturing facilities, 19 sales, distribution or administrative facilities and the Company headquarters. In addition, the Company leases data processing and other equipment.

At December 31, 1996, the approximate future minimum rental commitments required under non-cancelable operating leases are as follows:

1997                                                  $    1,748
1998                                                         722
1999                                                         236
2000                                                         199
Thereafter                                                    28
Total minimum lease payments                          $    2,933

Rent expense was $2,535, $2,644 and $2,788 in 1996, 1995 and 1994, respectively.

The Company's German subsidiary has a large portion of its sales denominated in U.S. dollars. As most of the German subsidiary's expenses are denominated in the German mark, this represents the most significant element of the Company's exposure to currency rate fluctuations. This exposure is generally addressed as needed through the purchase of forward contracts and options. At December 31, 1996, there were no outstanding forward contracts or options. At December 31, 1995, the Company's German subsidiary had U.S. dollar-denominated foreign exchange forward contracts to purchase $4,500 of German marks. The contracts had maturities ranging from three to nine months.

At December 31, 1996, the Company had commitments of approximately $24,000 related to capital projects.

7. STOCK OPTION PLAN

The 1994 Stock Incentive Plan (the "1994 Plan") provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of the Company's common stock and for other stock-based awards to officers, directors and key employees responsible for the direction and management of the Company and to non-employee consultants and independent contractors. At December 31, 1996, 3,809 shares of common stock were reserved for issuance under the 1994 Plan and for outstanding options from the 1984 Omnibus Stock Plan, which terminated on January 10, 1994. The reserved shares included 1,689 shares available for awards under the 1994 Plan.

Information relating to stock options during 1996 and 1995 is as follows:

                                                              Option Price
                                           Number       Per Share        Total
                                        of Shares        Average         Price
Shares under option
    at December 31, 1994                    2,358     $     3.54     $   8,344
Granted                                       295          15.39         4,538
Exercised                                    (277)          2.24          (621)
Forfeited                                     (13)          1.91           (25)
Shares under option
    at December 31, 1995                    2,363           5.18        12,236
Granted                                        87          26.99         2,362
Exercised                                    (315)          2.79          (882)
Forfeited                                     (15)          8.71          (131)
Shares under option
    at December 31, 1996                    2,120     $     6.41     $  13,585
Shares exercisable
    at December 31, 1996                    1,035     $     3.04     $   3,149
Shares exercisable
    at December 31, 1995                      824     $     2.47     $   2,033

All outstanding options were nonqualified options. No compensation expense related to stock option grants was recorded in 1996, 1995 or 1994 as the option exercise prices were equal to fair market value on the date of grant.

At December 31, 1996, there were 5 shares outstanding pursuant to other stock-based awards under the 1994 Plan.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995:

                                                          1996           1995
Risk-free interest rate                                  6.210%         5.370%
Dividend yield                                           0.190%         0.160%
Volatility factor                                        0.387          0.407
Weighted average expected life                         5 years        5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share were as follows:

                                                            1996           1995
Net earnings - as reported                            $   35,101     $   24,547
Net earnings - pro forma                                  34,746         24,475
Earnings per share - as reported                            1.24           0.87
Earnings per share - pro forma                              1.23           0.87
Weighted average fair value of options
    granted during the year                                11.61           6.61

Because the Statement provides for pro forma amounts for options granted beginning in 1995, the pro forma expense will likely increase in future years as the new option grants become subject to the pricing model.

STOCK OPTION EXERCISE LOAN PROGRAM--The Company maintains the Stock Option Exercise Loan Program under which holders of exercisable stock options may obtain interest-free and interest-bearing loans from the Company to facilitate their exercise of stock options. Such loans are evidenced by demand promissory notes and are secured by the shares of stock. The portion of such loans directly related to the option exercise price is classified as a reduction of stockholders' equity. The remainder is included in current assets.

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

The Company also maintains a 401(k) savings plan covering substantially all of its domestic salaried employees and a majority of those domestic hourly employees not covered by a pension plan or retirement fund described below. Under the terms of the savings plan, the Company makes an annual minimum contribution, which is invested in Company stock, equal to 25% of participants' before-tax contributions up to 6% of base salary, with the potential for an additional discretionary contribution depending upon the Company's profitability. Provisions of the plan include vesting of the Company's contributions at the rate of 25% per year of continuous service and payment of benefits upon retirement, total disability, death or termination.

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

In addition, the Company's German subsidiary has a noncontributory defined benefit pension plan covering substantially all of its employees. Benefits payable under the plan are based upon the participant's base salary prior to retirement and years of credited service. As allowed under German law, this plan is not funded. However, under generally accepted accounting principles, the estimated future liability is accrued on the Consolidated Balance Sheets. The projected benefit obligation was determined using an assumed discount rate and an assumed rate of increase in future compensation of 7.0% and 3.0%, respectively.

Pension costs for the above three defined benefit plans included the following components:

YEARS ENDED DECEMBER 31                      1996           1995          1994
Service cost for benefits
    earned during the year             $      475     $      434     $     434
Interest cost on projected
    benefit obligation                        810            775           666
Actual return on plan assets                 (578)          (710)          (23)
Net amortization and deferral                 405            572          (138)
Pension costs                          $    1,112     $    1,071     $     939

The following is a summary of the funded status of the above three defined benefit plans and the accrued pension costs recorded in the Company's Consolidated Balance Sheets at December 31:

                                                            1996          1995
Actuarial present value of:
    Vested benefit obligation                         $  (10,538)    $  (9,554)
    Accumulated benefit obligation                    $  (11,279)    $ (10,375)
    Projected benefit obligation                      $  (12,636)    $ (11,559)
Plan assets at fair value                                  3,650         3,291
Projected benefit obligation
    in excess of plan assets                              (8,986)       (8,268)
Unrecognized net (gain) loss                                  68          (339)
Unrecognized prior service cost                              123           135
Unrecognized transition amount                               160           192
Minimum pension liability adjustment                          --          (137)
Accrued pension costs                                 $   (8,635)    $  (8,417)

Under a contract with its union employees, another domestic operation makes, on behalf of each active participant, fixed weekly contributions to a retirement fund (aggregating $150, $145 and $143 in 1996, 1995 and 1994, respectively). At December 31, 1996, the market value of this fund's assets of $15,579 exceeded benefit obligations of $12,594 by $2,985. Pursuant to the plan, excess funded amounts are not available to the Company.

The total cost of all profit sharing, savings and pension plans, domestic and foreign, was $4,523, $4,301 and $4,605 in 1996, 1995 and 1994, respectively.

In addition to the defined benefit plans discussed above, the Company has two defined benefit postretirement plans covering certain domestic employees. One plan provides medical benefits and the other provides life insurance benefits. Under the medical benefits plan, the Company provides a specific dollar amount to retired salaried employees or their surviving spouses to purchase coverage through the BMC Flexible Benefits Plan. The annual increase in these Company provided amounts is limited to 5%. The life insurance plan provides term life insurance coverage to all retired full-time hourly employees at one domestic operation. The Company accrues the expected cost of providing benefits under these two plans during the years that eligible employees render service. Neither plan is funded.

The following table shows the two plans' accrued postretirement benefit obligations at December 31:

                                                           1996          1995
Accumulated postretirement
    benefit obligation                                $   (1,243)    $  (1,159)
Unrecognized net gain                                       (371)         (362)
Accrued postretirement benefit obligation             $   (1,614)    $  (1,521)

The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5%.

9.  INCOME TAXES

The provision for income taxes was based on earnings (loss) before income taxes, as follows:

YEARS ENDED DECEMBER 31                      1996           1995          1994
Domestic                               $   47,397     $   28,362     $  18,304
Foreign                                     5,006         10,582         6,026
Earnings from continuing operations        52,403         38,944        24,330
Provision for loss related
    to discontinued operation                  --             --        (1,300)
Earnings before income taxes           $   52,403     $   38,944     $  23,030

The provision (benefit) for income taxes consisted of:

YEARS ENDED DECEMBER 31                                1996           1995           1994
Current
    Federal                                      $   13,227     $    7,162     $      722
    State                                             1,931          1,661          1,246
    Foreign                                           2,604          4,961          3,514
Deferred
    Federal and state                                  (386)            72          3,934
    Foreign                                             (74)           541            (90)
Provision for income taxes on earnings
    from continuing operations                       17,302         14,397          9,326
Tax benefit associated with provision for
    loss related to discontinued operation               --             --           (461)
Income tax expense                               $   17,302     $   14,397     $    8,865

Significant components of deferred income tax assets and liabilities were as follows at December 31:
                                                           1996          1995
FEDERAL AND STATE NET DEFERRED INCOME TAXES
Deferred tax asset
    Compensation and benefit-related accruals         $    5,555     $   5,809
    Reserves and accruals                                  4,043         3,963
    Depreciation                                           3,412         3,694
    Other temporary differences                            2,341         3,303
    Total                                                 15,351        16,769
Deferred tax liability
    Capitalized molds                                     (1,659)       (1,263)
Net deferred tax asset before valuation allowance         13,692        15,506
Valuation allowance                                       (3,670)       (6,488)
Net deferred tax asset                                $   10,022     $   9,018

FOREIGN NET DEFERRED INCOME TAXES
Deferred tax liability
    Depreciation                                      $   (3,020)    $  (2,036)
    Other temporary differences                               (3)         (210)
    Total                                                 (3,023)       (2,246)
Deferred tax asset
    Reserves and accruals                                    936            --
    Retirement benefits                                      560           597
    Other temporary differences                              214           170
    Total                                                  1,710           767
Net deferred tax liability                            $   (1,313)    $  (1,479)

The federal and state net deferred tax asset included a current portion of $4,225 and $3,656 at December 31, 1996 and 1995, respectively, and a long-term portion of $5,797 and $5,362 at December 31, 1996 and 1995, respectively. The foreign net deferred tax liability included a current asset of $1,147 and $97 at December 31, 1996 and 1995, respectively, and a long-term liability of $2,460 and $1,576 at December 31, 1996 and 1995, respectively.

At December 31, 1996, net future tax deductions from the reversal of temporary differences comprised the federal and state net deferred tax asset, which had been reduced by a valuation allowance. This valuation allowance reduced the net deferred tax asset to a net amount which the Company believes it more likely than not will realize, based on the Company's estimates of its future earnings and the expected timing of temporary difference reversals. The net change in the total valuation allowance for the year ended December 31, 1996 was a decrease of $2,818.

The differences between income taxes at the U.S. federal statutory tax rate and the effective tax rate were as follows:

YEARS ENDED DECEMBER 31                      1996           1995          1994
Statutory rate                               35.0%          35.0%         35.0%
Differences in taxation
    of foreign earnings                       1.5            4.6           5.4
State income taxes,
    net of federal benefit                    2.6            2.5           2.6
Change in deferred
    tax valuation reserve                    (5.4)          (4.8)         (4.2)
Other items                                  (0.7)          (0.3)         (0.5)
Effective tax rate                           33.0%          37.0%         38.3%

Differences in taxation of foreign earnings relate primarily to taxation of foreign earnings at rates in excess of the U.S. statutory rate. Undistributed earnings of foreign subsidiaries at December 31, 1996 were approximately $19,800. No U.S. taxes have been provided on these undistributed earnings because the Company expects to be able to utilize foreign tax credits to offset any U.S. tax that would result from their distribution.

Income taxes paid were $17,039, $10,333 and $2,967 in 1996, 1995 and 1994, respectively.

10. SEGMENT INFORMATION

The Company manufactures and sells a variety of products in two business segments. Precision Imaged Products manufactures principally aperture masks, photochemically etched fine mesh grids used in the manufacture of color television tubes and computer monitors. Net sales of aperture masks comprised 60%, 57% and 54% of the Company's consolidated total revenues in 1996, 1995 and 1994, respectively. Optical Products manufactures and distributes ophthalmic lenses.

The following is a summary of certain financial information relating to the two industry segments served:

YEARS ENDED DECEMBER 31                                1996           1995           1994
TOTAL REVENUES BY SEGMENT
Precision Imaged Products(1)                     $  192,552     $  179,199     $  145,301
Optical Products                                     87,935         76,156         74,667
TOTAL REVENUES                                   $  280,487     $  255,355     $  219,968

OPERATING PROFIT BY SEGMENT
Precision Imaged Products(1)
Before corporate allocation                      $   43,087     $   34,475     $   22,219
Less corporate allocation(2)                         (2,416)        (2,131)        (1,714)
    TOTAL                                            40,671         32,344         20,505

Optical Products
Before corporate allocation                          14,365          9,693          8,329
Less corporate allocation(2)                         (1,104)          (905)          (880)
    TOTAL                                            13,261          8,788          7,449
    TOTAL OPERATING PROFIT                           53,932         41,132         27,954

Corporate expense                                    (1,485)        (2,509)        (1,198)
Interest income (expense), net                         (280)           467         (2,369)
Other income (expense)                                  236           (146)           (57)
EARNINGS FROM CONTINUING OPERATIONS
    BEFORE INCOME TAXES                          $   52,403     $   38,944     $   24,330

IDENTIFIABLE ASSETS BY SEGMENT
Precision Imaged Products                        $  158,276     $  106,685     $   71,505
Optical Products                                     58,617         46,094         38,583

TOTAL IDENTIFIABLE ASSETS                           216,893        152,779        110,088

Corporate and other assets                           16,076         29,553         28,598
TOTAL ASSETS                                     $  232,969     $  182,332     $  138,686

DEPRECIATION AND AMORTIZATION BY SEGMENT
Precision Imaged Products                        $    7,391     $    5,689     $    5,724
Optical Products                                      2,536          2,436          1,806
Corporate and other                                     244            165            720
TOTAL DEPRECIATION
    AND AMORTIZATION                             $   10,171     $    8,290     $    8,250

CAPITAL EXPENDITURES BY SEGMENT
Precision Imaged Products                        $   49,672     $   35,316     $   10,511
Optical Products                                      4,750          3,637          2,586
Corporate and other                                     240            243            440
TOTAL CAPITAL EXPENDITURES                       $   54,662     $   39,196     $   13,537

(1) Total revenues included $1,452, $11,404 and $8,675 from equipment and technology sales in 1996, 1995 and 1994, respectively, while operating profit included $1,082, $5,059 and $2,535 from such sales in 1996, 1995 and 1994, respectively.

(2) Corporate allocations include administrative expenses incurred at the corporate headquarters which provide benefit to the operating divisions.

Total revenues by segment are primarily from unaffiliated customers.

The following is a summary of the Company's operations in different geographic areas:

YEARS ENDED DECEMBER 31                              1996           1995           1994
TOTAL REVENUES FROM UNAFFILIATED
    CUSTOMERS
United States                                    $  187,430     $  176,173     $  159,075
Germany                                              85,667         76,220         57,771
Other                                                 7,390          2,962          3,122

TOTAL                                            $  280,487     $  255,355     $  219,968

TRANSFERS BETWEEN GEOGRAPHIC AREAS
United States                                    $    5,810     $    3,143     $      765
Germany                                               2,893         16,228            558
Eliminations                                         (8,703)       (19,371)        (1,323)

NET EARNINGS
United States                                    $   32,625     $   19,467     $   11,563
Germany                                               2,084          5,016          2,716
Other                                                   392             64           (114)
TOTAL                                            $   35,101     $   24,547     $   14,165

IDENTIFIABLE ASSETS
United States                                    $  175,636     $  136,692     $  110,588
Germany                                              62,016         50,677         29,770
Other                                                 2,642          1,093            973
Eliminations                                         (7,325)        (6,130)        (2,645)
TOTAL                                            $  232,969     $  182,332     $  138,686

Transfers between geographic areas are accounted for principally at estimated market value. Net sales to unaffiliated foreign customers from domestic operations (export sales) in 1996, 1995 and 1994 were $43,492, $40,566 and $31,337 or 16%, 16% and 14%, respectively, of total revenues. Precision Imaged Products had sales to one customer of $52,899, $60,738 and $45,171, to another customer of $33,435, $22,202 and $13,724 and to a third customer of $32,417, $31,975 and $21,647 in 1996, 1995 and 1994, respectively.

11. CONCENTRATIONS OF CREDIT RISK

Approximately 75% of the trade accounts and notes receivable before allowances ("receivables") of Precision Imaged Products at December 31, 1996 were represented by four customers. Approximately 37% of the receivables of Optical Products at December 31, 1996 were represented by 20 customers. These 24 customers represented approximately 58% of the Company's consolidated receivables at December 31, 1996, with two customers of Precision Imaged Products representing approximately 20% and 14%, respectively, of consolidated receivables.

Mask Operations' customer base consists of the largest television and computer monitor manufacturers in the world. Accordingly, Mask Operations generally does not require collateral and its trade receivables are unsecured. Optical Products' customer base consists of a wide range of eyewear retailers and optical laboratories. Optical Products performs detailed credit evaluations of customers and establishes credit limits as required. Collateral or other security for accounts receivable is obtained as needed for Optical Products' customers.

12. PROVISION FOR LOSS RELATED TO DISCONTINUED OPERATION

During 1994, the Company made a provision for environmental remediation costs and related expenses of $1,300, less applicable income taxes of $461, pertaining to property previously utilized by one of its discontinued operations.

13. LEGAL MATTERS

In January 1995, a U.S. District Court in Miami, Florida, awarded the Company a $5.1 million judgment against Barth Industries ("Barth") of Cleveland, Ohio and its parent, Nesco Holdings, Inc. ("Nesco"). The judgment relates to an agreement under which Barth and Nesco were to help automate the plastic lens production plant in Fort Lauderdale, Florida. The Company has not recorded any income relating to this judgment because Barth and Nesco filed an appeal. The appeal has been argued before the U.S. Court of Appeals for the Eleventh Circuit and the Company is awaiting the Court's decision.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
BMC INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of BMC Industries, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BMC Industries, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                 ERNST & YOUNG LLP
Minneapolis, Minnesota
January 28, 1997

PRICE RANGE OF COMMON STOCK

The Company's common stock is traded on the New York Stock Exchange under the ticker symbol "BMC". The table below sets forth the high and low reported sales prices of BMC stock by quarter for the years 1996, 1995 and 1994. All per share amounts have been adjusted for two-for-one stock splits in 1995 and 1994. At March 1, 1997 there were approximately 978 stockholders of record.

                                                  Dividends                  Price
                                                  Per Share            High           Low
1994          First Quarter                      $       --     $     6 19/32  $     4  7/8
              Second Quarter                             --           7 3/16         5 1/4
              Third Quarter                           .0100           7 5/16         6 5/8
              Fourth Quarter                          .0100           8 3/8          6 9/16
1995          First Quarter                      $    .0100     $     9 1/8    $     7 11/16
              Second Quarter                          .0100          12 9/16         8 1/4
              Third Quarter                           .0100          19 15/16       12 3/16
              Fourth Quarter                          .0125          23 5/8         15 1/8
1996          First Quarter                      $    .0125     $    25 1/8    $    19 3/4
              Second Quarter                          .0125          32 3/8         21
              Third Quarter                           .0125          31 3/8         24 3/4
              Fourth Quarter                          .0150          31 1/2         26 5/8

                                                                            39

SELECTED QUARTERLY DATA
(UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            First         Second          Third         Fourth          Total
                                          Quarter        Quarter        Quarter        Quarter          Year
1995(1)
Total revenues                         $   61,334     $   69,647     $   59,203     $   65,171     $  255,355
Gross profit                               11,077         15,126         11,060         15,497         52,760
Net earnings                                4,694          7,477          4,548          7,828         24,547
Earnings per share                           0.17           0.26           0.16           0.28           0.87
Common and common equivalent shares        28,029         28,233         28,369         28,304         28,234

1996(2)
Total revenues                         $   68,301     $   68,174     $   68,158     $   75,854     $  280,487
Gross profit                               13,040         18,483         14,318         21,639         67,480
Net earnings                                6,183          9,842          7,157         11,919         35,101
Earnings per share                           0.22           0.35           0.25           0.42           1.24
Common and common equivalent shares        28,278         28,369         28,390         28,416         28,363


THE NUMBER OF SHARES AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED FOR A TWO-FOR-ONE STOCK SPLIT IN OCTOBER 1995.

(1) TOTAL REVENUES FOR 1995 INCLUDED $3,581, $5,621, $1,014 AND $1,188 IN THE
    FIRST, SECOND, THIRD AND FOURTH QUARTERS, RESPECTIVELY, FROM EQUIPMENT AND TECHNOLOGY SALES. NET EARNINGS FOR 1995 INCLUDED GAINS OF $972, $1,146, $354 AND $573 IN THE FIRST, SECOND, THIRD AND FOURTH QUARTERS, RESPECTIVELY, FROM EQUIPMENT AND TECHNOLOGY SALES.

(2) TOTAL REVENUES FOR 1996 INCLUDED $192, $661 AND $599 IN THE FIRST, SECOND AND FOURTH QUARTERS, RESPECTIVELY, FROM EQUIPMENT AND TECHNOLOGY SALES. NET EARNINGS FOR 1996 INCLUDED GAINS OF $21, $297, $10 AND $357 IN THE FIRST, SECOND, THIRD AND FOURTH QUARTERS, RESPECTIVELY, FROM EQUIPMENT AND TECHNOLOGY SALES.


40