Form 10-K405, Exhibit 13
period 1997-12-31
BMC INDUSTRIES INC/MN/
filed 1998-03-31
CIK 215310

HISTORICAL FINANCIAL SUMMARY
(in thousands, except per share amounts and statistics and ratios)


               YEARS ENDED DECEMBER 31                                 1997         1996         1995         1994        1993
------------------------------------------------------------------------------------------------------------------------------
Summary of     Revenues                                           $ 312,538    $ 280,487   $  255,355   $  219,968   $ 195,431
Operations     Cost of products sold                                244,468      213,007      202,595      181,024     163,828
------------------------------------------------------------------------------------------------------------------------------
               Gross margin                                          68,070       67,480       52,760       38,944      31,603
               Selling and administrative                            16,012       15,033       14,137       12,188      11,706
------------------------------------------------------------------------------------------------------------------------------
               Earnings from continuing operations before
                interest, other expense and income taxes             52,058       52,447       38,623       26,756      19,897
               Interest income (expense), net                        (1,065)        (280)         467       (2,369)     (4,820)
               Other income (expense)                                   209          236         (146)         (57)         93
               Income taxes                                          15,481       17,302       14,397        9,326       4,790
------------------------------------------------------------------------------------------------------------------------------
               Earnings from continuing operations
                before cumulative effect of accounting changes       35,721       35,101       24,547       15,004      10,380
               Provision for loss related to discontinued
                operation, net of tax                                    --           --           --         (839)       (415)
               Cumulative effect of accounting changes                   --           --           --           --      12,131
------------------------------------------------------------------------------------------------------------------------------
               Net earnings                                       $  35,721    $  35,101   $   24,547   $   14,165   $  22,096
------------------------------------------------------------------------------------------------------------------------------
Basic Earnings Number of shares included in per share
Per Share       computation                                          27,583       27,268       26,896       25,023      22,423
               Earnings from continuing operations                $    1.30    $    1.29   $     0.91   $     0.60   $    0.46
               Loss from discontinued operation                          --           --           --        (0.03)      (0.01)
               Cumulative effect of accounting changes                   --           --           --           --        0.54
------------------------------------------------------------------------------------------------------------------------------
               Basic earnings per share                           $    1.30    $    1.29   $     0.91   $     0.57   $    0.99
------------------------------------------------------------------------------------------------------------------------------
Diluted        Number of shares included in per share computation    28,530       28,363       28,234       27,335      24,868
Earnings Per   Earnings from continuing operations                $    1.25    $    1.24   $     0.87   $     0.55   $    0.42
Share          Loss from discontinued operation                          --           --           --        (0.03)      (0.02)
               Cumulative effect of accounting changes                   --           --           --           --        0.49
------------------------------------------------------------------------------------------------------------------------------
               Diluted earnings per share                         $    1.25    $    1.24   $     0.87   $     0.52   $    0.89
------------------------------------------------------------------------------------------------------------------------------
Cash Flow      Cash dividends per share                           $    0.06    $  0.0525   $   0.0425   $     0.02   $      --
               Depreciation and amortization expense                 13,349       10,171        8,290        8,250       8,462
               Net cash provided by operating activities             14,667       20,786       45,261       36,680      25,931
               Capital expenditures                                  75,110       54,662       39,196       13,537       7,870
------------------------------------------------------------------------------------------------------------------------------
Financial      Working capital                                    $  74,914    $  41,354   $   32,730   $   38,769   $  34,517
Position       Property, plant and equipment, net                   182,382      123,845       81,409       49,858      43,005
               Total assets                                         319,407      232,969      182,332      138,686     130,312
               Total debt                                            74,565       17,989           47           66      27,247
               Stockholders' equity                                 178,752      144,108      108,466       81,788      58,900
------------------------------------------------------------------------------------------------------------------------------
Statistics     Current ratio                                            2.6          1.8          1.6          2.0         1.9
and Ratios     Total debt to equity ratio                               0.4          0.1          0.0          0.0         0.5
               Earnings from continuing operations before
                interest, other expense
                and income taxes, as a percentage of revenues          16.7%        18.7%        15.1%        12.2%       10.2%
               Return on average equity(1)                             22.1%        27.8%        25.8%        20.1%       20.7%
               Book value per share                               $    6.43    $    5.26      $  4.01   $     3.05   $    2.59

               THE NUMBER OF SHARES AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED FOR TWO-FOR-ONE STOCK SPLITS IN 1995 AND 1994.
               EARNING PER SHARE FOR ALL PERIODS HAVE BEEN RESTATED TO REFLECT ADOPTIONING STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 128, EARNINGS PER SHARE.
           (1) CALCULATION EXCLUDES CUMULATIVE EFFECT OF ACCOUNTING CHANGES
               IN 1993.

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

PRECISION IMAGED PRODUCTS
REVENUES AND OPERATING PROFIT

COMPARISON OF 1997 AND 1996. Revenues of the Precision Imaged Products group were $219.0 million for 1997, an increase of $26.5 million or 14% from those for 1996. The improvement was primarily attributable to increased sales of computer monitor masks. Total year 1997 computer monitor mask sales exceeded $20.0 million, an increase of over $15.0 million compared to 1996. Almost all of the computer monitor masks in 1997 were produced at the Mullheim, Germany plant. Sales of large (25-29 inches) television masks were up 16% while sales of invar television masks were flat compared to total year 1996 sales. Jumbo (30 inches and larger) television mask sales were 16% below the prior year which is a difficult comparison following a 58% increase in jumbo mask sales over 1995. Sales were reduced almost $11 million in 1997 due to the strengthening of the U.S. dollar versus the German mark. Buckbee-Mears St. Paul posted record total year 1997 sales while generating its first sales of lead frames for semiconductor packages in the fourth quarter of 1997.

Operating profit of the Precision Imaged Products group was $41.5 million for 1997, a decrease of $1.6 million or 4% from that realized in 1996. The rate of operating profit expressed as a percentage of revenues was 19% for 1997, compared to 22% for 1996. The decline in operating profit is primarily due to the start-up and de-bugging of the new Cortland, New York monitor mask line. The Company dedicated a large portion of production time to the qualification of parts for a number of customers. In addition, resources were allocated to the new television mask line in Cortland which continued to ramp up in 1997, including successfully qualifying parts in a multiple-up configuration. The Company expects these lines to reach their full production capabilities in the second half of 1998. Additional contributing factors to the lower operating profits were slower growth in higher-priced color television masks, which was described above, and a downward pressure on mask prices. These operating profit reductions were offset partially by the record earnings posted by Buckbee-Mears St. Paul for the year as a result of product mix and manufacturing improvements and profit recognized upon completion of a long-term mask equipment and technology contract.

COMPARISON OF 1996 AND 1995. Revenues of the Precision Imaged Products group were $192.6 million for 1996, an increase of $13.4 million or 7% from those for 1995. The improvement was primarily attributable to a continued sales mix shift to higher-priced color television masks as consumers worldwide purchased larger televisions. Further, the Company began producing computer monitor masks in Mullheim, Germany which resulted in the Company's first sales into the computer monitor mask market. For the year, sales of jumbo (30 inches and larger), large (25-29 inches), and invar masks increased 58%, 14% and 18%, respectively.

Operating profit of the Precision Imaged Products group was $43.1 million for 1996, an increase of $8.6 million or 25% from that realized in 1995. The rate of operating profit expressed as a percentage of revenues was 22% for 1996, compared to 19% for 1995. This improvement was primarily due to a continued shift in the Company's product mix to higher margin products, including computer monitor masks, and improved operating performance, partially offset by start-up costs associated with the new German computer monitor mask line. Buckbee-Mears St. Paul posted record earnings for the year as a result of product mix and manufacturing improvements.

OPTICAL PRODUCTS
REVENUES AND OPERATING PROFIT

COMPARISON OF 1997 AND 1996. Revenues of the Optical Products group were
$93.5 million for 1997, an increase of $5.6 million or 6% from those for 1996. The increase was primarily due to a 26% increase in sales of high-end products (polycarbonate, progressive, high index and polarizing sun lenses) as consumer preferences for advanced materials, designs and features increased. Sales of mid-range hard-resin plastic products showed more modest gains as competition continued to grow in this segment of the market and were impacted by Vision-Ease's transition to a new supply arrangement with a Southeast Asian lens manufacturer. Glass product sales declined because of contraction of the worldwide market for glass lenses. Overall glass earnings are expected to decline in the future due to continued contraction in the demand for glass products. To partially offset this decline, the Company entered into a majority-owned joint venture in 1997 with a glass lens manufacturer located in Southeast Asia to establish an alternate, low cost source for glass lenses.

Operating profit of the Optical Products group was $14.9 million for 1997, an increase of $0.5 million or 4% over 1996. The rate of operating profit expressed as a percentage of total revenues was 16% for 1997 and 1996. 1997 operating profit growth lagged the sales growth due to a number of factors, including the weakening of earnings on glass products, new lens product development, new polycarbonate product promotions, duplicate facility costs associated with polycarbonate manufacturing and costs associated with closing the Ft. Lauderdale, Florida facility and transitioning production to St. Cloud, Minnesota. The new polycarbonate manufacturing, centralized distribution and research and development facility was completed in the third quarter of 1997, but a full transfer of operations will not be completed until the second quarter of 1998 to ensure minimal interruption of polycarbonate manufacturing.

                                                                              2
                                                                              -
                                                                              5

COMPARISON OF 1996 AND 1995. Revenues of the Optical Products group were $87.9 million for 1996, an increase of $11.8 million or 15% from those for 1995. The increase was primarily due to increased sales in each major product line and strong international sales growth. Sales of high-end products (polycarbonate, progressive, high index and polarizing sun lenses) increased 18% for the total year as consumer preferences for advanced materials, designs and features increased.

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

SELLING EXPENSES

Selling expenses were $11.7 million, $10.0 million and $8.6 million or 3.7%, 3.6% and 3.4% of revenues for 1997, 1996 and 1995, respectively. The increase in 1997 is primarily due to incremental costs to launch the Optical Products group new premium line of polycarbonate lenses bearing the Tegra-Registered Trademark- trade name. The increase in 1996 over 1995 reflects the impact of increased revenues.

ADMINISTRATIVE EXPENSES

Administrative expenses were $4.3 million, $5.0 million and $5.5 million or 1.4%, 1.8% and 2.2% of revenues for 1997, 1996 and 1995, respectively. The decline in administrative expenses from 1996 to 1997 is primarily due to a reduction in employee performance based incentive benefits tied to the Company's earnings. The decline in administrative expenses from 1995 to 1996 is primarily due to a reduction in the cost of certain deferred compensation plans which are tied to the Company's stock price.

INTEREST INCOME (EXPENSE)

Interest expense was $1.3 million, $0.5 million and $0.6 million for 1997, 1996 and 1995, respectively. Interest income was $0.2 million, $0.3 million and $1.0 million for 1997, 1996 and 1995, respectively. Due to increases in short-term and long-term debt levels, interest expense increased in 1997, although a full year's interest impact was not realized due to the capitalization of interest costs in connection with the Company's expansion projects. Interest expense is expected to increase significantly in 1998 because of the larger debt balance and a lower amount of interest that can be capitalized. In 1996, interest income earned on cash balances declined because internally generated cash was used to fund the Company's expansion projects. Despite increases in short-term and long-term debt levels, interest expense in 1996 was comparable to the prior year due to the capitalization of interest costs in connection with the Company's expansion projects. In 1995, the Company earned interest income on cash balances and had minimal short-term and long-term debt.

FOREIGN CURRENCY

Fluctuations in foreign currency exchange rates, principally the German mark versus the U.S. dollar, may affect the Company's financial results. The Company's German subsidiary has a large portion of its sales denominated in U.S. dollars (approximately 31% and 28% in 1997 and 1996, respectively). As most of the German subsidiary's expenses are denominated in the German mark, this represents the most significant element of the Company's exposure to currency rate fluctuations. This exposure is generally addressed as needed through the purchase of forward contracts and options. Sales were reduced almost $11.0 million in 1997 due to the strengthening of the U.S. dollar versus the German mark; however, earnings were impacted less than $0.4 million. See Note 6 to the Consolidated Financial Statements--Commitments for a discussion of the foreign currency exchange options outstanding at December 31, 1997.

Exposure to foreign currency exchange rate fluctuations also may exist with respect to intercompany payables or receivables to or from the Company's German subsidiary. The Company minimizes this exposure by holding such balances at low levels.

In 1997, the Company established a majority-owned subsidiary (the Subsidiary) in Southeast Asia. In accordance with generally accepted accounting principles, the functional currency of the Subsidiary is the U.S. dollar. As a large majority of the Subsidiary's economic activities are transacted in U.S. dollars, foreign exchange exposure is limited.

In 1997, the Company incurred $0.4 million of foreign exchange gains and incurred minimal foreign exchange losses in 1996 and 1995.

SEASONALITY

The Company's earnings are generally lower in the first and third quarters due to maintenance shutdowns at the Company's mask production facilities. Maintenance shutdowns also occur at the Company's lens manufacturing facilities in the third quarter. Also, the seasonality of end products in several markets (televisions, computer monitors and eyeglasses) affects the Company's annual earnings pattern.

INCOME TAXES

Expressed as a percentage of earnings before income taxes, the Company's effective tax rate was 30%, 33% and 37% in 1997, 1996 and 1995, respectively. In all years presented, reduction of the valuation allowance relating to deferred tax assets lowered the effective tax rate with the largest impact occurring in 1997. The 1996 rate was lower than the 1995 rate due principally to a lower proportion of the Company's total earnings being generated by the Company's German subsidiary.

DIVIDENDS

In 1997, the Company continued the payment of cash dividends to shareholders. Cash dividends of one and one half cents per share were declared in each quarter of 1997. The Company expects to continue dividend payments in 1998.


2
-
6

ENVIRONMENTAL

Prior to 1997, the Company had been involved in seven sites where environmental investigations were still occurring and where final settlement had not been reached. During 1997, the Company reached a de minimis settlement of its liability at one of the sites in which the Company was named as a potentially responsible party (PRP) and signed a de micromis settlement agreement with the PRP group for another site in February 1998. With this activity, the total number of potential sites involving the Company where environmental investigations are still occurring and where final settlement has not been reached is reduced to five.

In addition to the five sites, the Company has continued its site investigations at its former Ft. Lauderdale facility for contamination which occurred prior to the Company's operation of the facility. During 1997, the Company submitted additional test results for the site to the state regulatory agency seeking approval of the scope and completion of testing. The Company's consultant had indicated that it is reasonably probable that some type of remediation would be required and had provided the Company with an approximate cost range for that remediation. Based on the consultant's estimates, and in accordance with generally accepted accounting principles, the Company had previously established a reserve for potential remediation costs. The Company is seeking reimbursement of its costs and expenses from the prior owner of the site based upon contractual indemnification provisions and Comprehensive Environmental Response Compensation and Liability Act (CERCLA). Because the governmental bodies have not yet identified the full extent of any remedial actions, it is still impossible at this time to predict the likely outcome of the Ft. Lauderdale matter, as well as the additional five sites discussed above, or the Company's exposure if any of these cases are decided adversely.

In addition to the above investigations, PRPs for a site in Cortland, New York have alleged that the Company is a participant in depositing waste at that site. The Company believes it has no liability for this site and is committed to a vigorous defense of this case. It is impossible at this time to predict the likely outcome of this matter, or the Company's exposure if this case is decided adversely.

It is not currently anticipated that the Company's share of the costs of environmental remediation activities for any of the sites discussed above, including the range provided by the Company's consultant for the former Ft. Lauderdale facility, will have a materially adverse effect on the financial condition of the Company beyond the recorded reserves.

FINANCIAL POSITION AND LIQUIDITY

Working capital was $74.9 million, and the current ratio was 2.6 at December 31, 1997, compared to $41.4 million and a current ratio of 1.8 at December 31, 1996. Inventory balances increased $19.7 million during 1997. Precision Imaged Products' inventory levels primarily increased due to the addition of the computer monitor mask production line in Mullheim, Germany and the addition of the two new production lines in Cortland, New York. Optical Products' inventories have increased in preparation for future orders and to support new product introductions and sales growth. Other current assets increased $5.2 million due primarily to an income tax refund expected to be received in the first quarter of 1998. Accounts payable were up primarily to fund the increased production levels resulting from the Company's expansion efforts in 1997.

At December 31, 1997, the Company had $74.6 million in debt and the ratio of total debt to total equity was 0.4. At December 31, 1996, the Company had $18.0 million in debt and the ratio of total debt to total equity was 0.1. The incremental debt was incurred to support the Company's expansion projects.

The Company's cash flow activities in 1997 included generating $14.7 million of cash flow from operating activities and $62.1 million from financing activities, primarily through incremental debt. The cash generated from operating and financing activities was used for property, plant and equipment additions totaling $75.1 million. The increase in the Company's capital spending in 1997 was primarily due to $49.4 million of capital spending relating to the two-line expansion of the Company's mask manufacturing facility at Cortland, New York. The Cortland expansion was completed in the second and third quarters of 1997. In addition, $8.4 million of capital spending was used for the new polycarbonate manufacturing facility and equipment. The Company's cash flow activities in 1996 included generating $20.8 million of cash flow from operating activities and $20.6 million from financing activities, primarily through incremental debt. The cash generated from operating and financing activities combined with the cash accumulated prior to 1996 was used for property, plant and equipment additions totaling $54.7 million. The increase in the Company's capital spending in 1996 was primarily due to $43.0 million of capital spending relating to the two-line expansion of the Company's mask manufacturing facility in Cortland. The Company's primary cash flow activities in 1995 included generating $45.3 million of cash flow from operating activities, using $39.2 million of cash for property, plant and equipment additions and using $5.2 million for acquisitions by the Optical Products group. Expansion projects at both the Mullheim, Germany and Cortland, New York mask manufacturing facilities accounted for $25.6 million of the 1995 property, plant and equipment additions.


                                                                              2
                                                                              -
                                                                              7

The Company has a $150 million domestic unsecured credit facility consisting of a $70 million revolving credit facility for general purposes and an $80 million acquisition credit facility. In December 1997, the credit facility was amended to allow up to $25 million of borrowing under the $80 million acquisition credit facility specifically for purposes of repurchasing the Company's common stock. Additionally, in early 1998, the credit facility was further amended to provide for up to $20 million of borrowing under the $80 million acquisition facility for general corporate purposes. Borrowings under this $20 million portion of the acquisition facility must be repaid by June 26, 1998. The Company's German subsidiary maintains short-term and long-term credit facilities totaling $19.2 million. The acquisition credit facility will provide funds for the Company's stock repurchase program and in the event the Company encounters a strategic acquisition opportunity. These credit facilities along with cash generated from operations should be sufficient to meet the Company's future capital and operating requirements.

YEAR 2000 COMPLIANCE

The Company has many computer applications at each of its locations that require modifications made necessary by the upcoming year 2000. These time-sensitive applications could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities. Management at each location has determined what actions are necessary to prepare for this change. Certain applications have already been upgraded and the remaining application conversions are planned at various intervals with all computer systems scheduled to be upgraded by the middle of 1999. Management does not anticipate that the conversion of any computer system to be year 2000 compliant, or the cost associated with those conversions, will have a materially adverse effect on the consolidated financial statements or operations of the Company. However, if such modifications and conversions are not made, or are not completed timely, the year 2000 issue could have a material impact on the operations of the Company.

CAUTIONARY STATEMENTS

Certain statements included in this discussion of operations and financial results by the Company or its representatives, as well as other communications, including its filings with the Securities and Exchange Commission, reports to shareholders, news releases and presentations to securities analysts or investors contain forward-looking statements made in good faith by the Company pursuant to the "Safe Harbor" provisions of the PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These statements relate to nonhistorical information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. The Company wishes to caution the reader not to place undue reliance on any such forward-looking statements. These statements are qualified by potential risks and uncertainties, including lower demand for televisions and computer monitors, inability to penetrate the lead frame market, problems associated with shut-down of the Brooklyn Center, Minnesota polycarbonate manufacturing facility and the transfer of operations to the Ramsey, Minnesota facility, higher operating expenses and lower yields associated with production start-up, foreign currency fluctuations, successful customer part qualifications and economic uncertainty in Asia. These factors are more particularly described in "Item 1 - Business" of the Company's Form 10-K and in some cases have affected and in the future could adversely affect the Company's actual results, thereby causing the Company's actual financial performance to differ materially from that expressed in any forward-looking statement. These factors should not, however, be considered an exhaustive list. The Company does not undertake the responsibility to update any forward-looking statement that may be made from time to time by or on behalf of the Company.


2
-
8

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)


                                   YEARS ENDED DECEMBER 31              1997              1996            1995
                                   ---------------------------------------------------------------------------
Operating Revenues                 Revenues                      $   312,538       $   280,487      $  255,355
and Expenses                       Cost of products sold             244,468           213,007         202,595
                                   ---------------------------------------------------------------------------
                                   Gross margin                       68,070            67,480          52,760
                                   Selling                            11,696            10,028           8,592
                                   Administrative                      4,316             5,005           5,545
                                   ---------------------------------------------------------------------------
                                   Income from Operations             52,058            52,447          38,623
                                   ---------------------------------------------------------------------------
Other Income                       Interest income                       233               260           1,029
and (Expenses)                     Interest expense                   (1,298)             (540)           (562)
                                   Other income (expense)                209               236            (146)
                                   ---------------------------------------------------------------------------
                                   Earnings before Income Taxes       51,202            52,403          38,944
                                   Income Taxes                       15,481            17,302          14,397
                                   ---------------------------------------------------------------------------
                                   Net Earnings                  $    35,721       $    35,101      $   24,547
                                   ---------------------------------------------------------------------------
                                   ---------------------------------------------------------------------------
Earnings Per Share                 Basic                         $      1.30       $      1.29      $     0.91
                                   Diluted                              1.25              1.24            0.87
                                   ---------------------------------------------------------------------------
                                   ---------------------------------------------------------------------------
Number of Shares Included          Basic                              27,583            27,268          26,896
in Per Share Computation           Diluted                            28,530            28,363          28,234
                                   ---------------------------------------------------------------------------
                                   ---------------------------------------------------------------------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                                              2
                                                                              -
                                                                              9

CONSOLIDATED BALANCE SHEETS
(in thousands)


                          YEARS ENDED DECEMBER 31                                       1997               1996
                          -------------------------------------------------------------------------------------
Assets                    CURRENT ASSETS
                          Cash and cash equivalents                            $       2,383        $     2,544
                          Trade accounts receivable,
                           less allowances of $2,118 and $2,330                       29,824             24,979
                          Inventories                                                 70,111             50,451
                          Deferred income taxes                                        5,881              5,372
                          Other current assets                                        13,595              8,354
                          -------------------------------------------------------------------------------------
                               TOTAL CURRENT ASSETS                                  121,794             91,700
                          -------------------------------------------------------------------------------------
                          PROPERTY, PLANT AND EQUIPMENT, NET                         182,382            123,845
                          DEFERRED INCOME TAXES                                        1,429              5,797
                          OTHER ASSETS, NET                                           13,802             11,627
                          -------------------------------------------------------------------------------------
                          TOTAL ASSETS                                         $     319,407        $   232,969
                          -------------------------------------------------------------------------------------
                          -------------------------------------------------------------------------------------

LIABILITIES AND           CURRENT LIABILITIES
STOCKHOLDERS' EQUITY      Short-term borrowings                                $       1,139        $     1,355
                          Accounts payable                                            25,623             19,434
                          Accrued compensation and benefits                           11,614             14,919
                          Income taxes payable                                         2,830              7,657
                          Other current liabilities                                    5,674              6,981
                          -------------------------------------------------------------------------------------
                               TOTAL CURRENT LIABILITIES                              46,880             50,346
                          -------------------------------------------------------------------------------------
                          LONG-TERM DEBT                                              73,426             16,634
                          OTHER LIABILITIES                                           17,718             19,421
                          DEFERRED INCOME TAXES                                        2,631              2,460
                          STOCKHOLDERS' EQUITY
                          Common stock (shares issued of 27,811 and 27,381)           62,263             56,551
                          Retained earnings                                          118,693             84,629
                          Cumulative translation adjustment                           (1,217)            3,974
                          Other                                                         (987)           (1,046)
                          -------------------------------------------------------------------------------------
                               TOTAL STOCKHOLDERS  EQUITY                            178,752            144,108
                          -------------------------------------------------------------------------------------
                          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $     319,407        $   232,969
                          -------------------------------------------------------------------------------------
                          -------------------------------------------------------------------------------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


 3
--
 0

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share amounts)

                                                                                                        Cumulative
                                                                                Common      Retained   Translation
                    YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995                 Stock      Earnings    Adjustment      Other
                    -----------------------------------------------------------------------------------------------------------
December 31, 1994   BALANCE                                                 $   51,156     $  27,559   $     4,336   $ (1,263)
                    Net earnings                                                     -        24,547             -          -
                    Exercise of options, 277 shares, including tax benefit       1,776             -             -          -
                    Restricted stock grants, including tax benefit                  42             -             -          -
                    Employee loans for option exercises, net of repayments           -             -             -       (218)
                    Minimum pension liability adjustment                             -             -             -        262
                    Cash dividends declared-$0.0425 per share                        -        (1,144)            -          -
                    Translation adjustment                                           -         1,413             -          -
                    -----------------------------------------------------------------------------------------------------------
December 31, 1995   BALANCE                                                     52,974        50,962         5,749     (1,219)
                    Net earnings                                                     -        35,101             -          -
                    Exercise of options, 315 shares, including tax benefit       3,593             -             -          -
                    Restricted stock grants, net of
                     forfeitures and including tax benefit                         (16)            -             -          -
                    Repayments of employee loans for option exercises,
                     net of additional loans                                         -             -             -        173
                    Cash dividends declared-$0.0525 per share                        -        (1,434)            -          -
                    Translation adjustment                                           -             -        (1,775)         -
                    -----------------------------------------------------------------------------------------------------------
December 31, 1996   BALANCE                                                     56,551        84,629         3,974     (1,046)
                    Net earnings                                                     -        35,721             -          -
                    Exercise of options, 428 shares, including tax benefit       5,697             -             -          -
                    Restricted stock grants, net of forfeitures
                     and including tax benefit                                      15             -             -          -
                    Repayments of employee loans for option exercises,
                     net of additional loans                                         -             -             -         59
                    Cash dividends declared-$0.06 per share                          -        (1,657)            -          -
                    Translation adjustment                                           -             -        (5,191)         -
                    -----------------------------------------------------------------------------------------------------------
December 31, 1997   BALANCE                                                 $   62,263     $ 118,693   $    (1,217)  $   (987)
                    -----------------------------------------------------------------------------------------------------------

                    COMMON STOCK: 99,000 SHARES OF VOTING COMMON STOCK WITHOUT PAR VALUE AUTHORIZED; 27,811, 27,381, AND 27,066 SHARES ISSUED AND OUTSTANDING AT DECEMBER 31, 1997, 1996 AND 1995, RESPECTIVELY.

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

               SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                                              3
                                                                              -
                                                                              1

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)



                    YEARS ENDED DECEMBER 31                                 1997        1996        1995
                    ------------------------------------------------------------------------------------
Cash Flows from     NET EARNINGS                                       $  35,721   $  35,101   $  24,547
Operating           ADJUSTMENTS TO RECONCILE NET EARNINGS TO NET
Activities           CASH PROVIDED BY OPERATING ACTIVITIES
                    Depreciation and amortization                         13,349      10,171       8,290
                    Provisions for product returns, uncollectible
                     trade receivables and inventory reserves              2,322       4,358       3,854
                    Deferred income taxes                                  4,347        (460)        613
                    Other non-cash income and expense items                 (864)     (1,489)        191
                    DECREASE (INCREASE) IN ASSETS
                    Trade accounts receivable                             (7,308)     (3,482)        653
                    Inventories                                          (23,066)    (19,599)     (5,209)
                    Other current assets                                  (5,296)     (3,471)       (626)
                    Other noncurrent assets                               (3,051)       (217)     (1,013)
                    INCREASE (DECREASE) IN LIABILITIES
                    Accounts payable                                       6,438        (785)      7,858
                    Income taxes payable                                  (4,248)     (1,300)      1,747
                    Accrued expenses and other current liabilities        (2,568)      3,585        (951)
                    Other noncurrent liabilities                          (1,109)     (1,626)      5,307
                    ------------------------------------------------------------------------------------
                    NET CASH PROVIDED BY OPERATING ACTIVITIES             14,667      20,786      45,261
                    ------------------------------------------------------------------------------------
Cash Flows from     Additions to property, plant and equipment           (75,110)    (54,662)    (39,196)
Investing           Business acquisitions, net of cash acquired           (1,817)          -      (5,167)
Activities          Proceeds from sale of property and equipment              60           -          28
                    ------------------------------------------------------------------------------------
                    NET CASH USED IN INVESTING ACTIVITIES                (76,867)    (54,662)    (44,335)
                    ------------------------------------------------------------------------------------
Cash Flows from     Increase (decrease) in short-term borrowings            (130)      1,257           -
Financing           Increase (decrease) in long-term debt                 58,135      16,950         (19)
Activities          Common stock issued, including tax benefit             5,712       3,577       1,818
                    Cash dividends paid                                   (1,650)     (1,361)     (1,074)
                    Employee (loans) for exercise of stock options,
                     net of repayments                                        59         173        (218)
                    ------------------------------------------------------------------------------------
                    NET CASH PROVIDED BY FINANCING ACTIVITIES             62,126      20,596         507
                    ------------------------------------------------------------------------------------
                    EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
                     CASH EQUIVALENTS                                        (87)        (50)        114
                    ------------------------------------------------------------------------------------
                    NET INCREASE (DECREASE) IN CASH AND CASH
                     EQUIVALENTS                                            (161)    (13,330)      1,547
                    Cash and cash equivalents at beginning of year         2,544      15,874      14,327
                    ------------------------------------------------------------------------------------
                    CASH AND CASH EQUIVALENTS AT END OF YEAR           $   2,383   $   2,544   $  15,874
                    ------------------------------------------------------------------------------------
                    ------------------------------------------------------------------------------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


3
-
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly or majority-owned.

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

PROPERTY, PLANT AND EQUIPMENT--are stated at cost. Depreciation is provided on the straight-line method over estimated useful lives of generally 40 years for buildings, 20 years for building improvements and infrastructure, and 8 years for machinery and equipment. Depreciation of assets included in construction in progress does not begin until the construction is complete and the assets are placed into service.

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

EARNINGS PER SHARE--In 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, EARNINGS PER SHARE (Statement 128). Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes the dilutive effects of stock options and any other dilutive securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. For the Company's earnings per share calculations, the basic and diluted weighted average outstanding shares differ only due to the dilutive impact of stock options. All earnings per share amounts for all periods have been restated to conform to the Statement 128 requirements.

STOCK-BASED COMPENSATION--The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (Statement 123).

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

NEW ACCOUNTING STANDARDS--In June 1997, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 130, REPORTING COMPREHENSIVE INCOME, which requires disclosure of comprehensive income and its components in the Company's financial statements. Additionally, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. Both statements require additional disclosure only, and as such, are not expected to change net income or shareholders' equity as previously reported by the Company. The statements are effective for the Company's fiscal year ended December 31, 1998.

RECLASSIFICATION--Certain items in the 1996 and 1995 Consolidated Financial Statements have been reclassified to conform to the 1997 presentation. These reclassifications had no impact on net income or shareholders' equity as previously reported.


                                                                              3
                                                                              -
                                                                              3

2. INVENTORIES

The following is a summary of inventories at December 31:


                                                    1997          1996
----------------------------------------------------------------------
Raw materials                                  $  24,542     $  15,461
Work in process                                   15,971         9,807
Finished goods                                    29,598        25,183
----------------------------------------------------------------------
Total inventories                              $  70,111     $  50,451
----------------------------------------------------------------------
----------------------------------------------------------------------

3. OTHER CURRENT ASSETS AND OTHER LIABILITIES

The following is a summary of other current assets at December 31:


                                                    1997          1996
----------------------------------------------------------------------

Federal income tax refundable                  $   5,628     $      --
Molds used to produce eyewear lenses               4,169         4,795
Other                                              3,798         3,559
----------------------------------------------------------------------
Total other current assets                     $  13,595     $   8,354
----------------------------------------------------------------------
----------------------------------------------------------------------

The following is a summary of other liabilities at December 31:


                                                    1997          1996
----------------------------------------------------------------------
Accrued foreign pension cost                   $   8,042     $   8,469
Employee retirement obligations                    4,991         5,099
Other                                              4,685         5,853
----------------------------------------------------------------------
Total other liabilities                        $  17,718     $  19,421
----------------------------------------------------------------------
----------------------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT, NET

The following is a summary of property, plant and equipment, net at December
31:


                                                    1997          1996
----------------------------------------------------------------------
Land and improvements                          $   3,495      $  2,508
Buildings and improvements                       111,236        49,154
Machinery and equipment                          150,834       110,460
Construction in progress                          17,505        58,367
----------------------------------------------------------------------
  Total                                          283,070       220,489
Less accumulated depreciation
  and amortization                               100,688        96,644
Total property, plant and equipment, net       $ 182,382     $ 123,845
----------------------------------------------------------------------
----------------------------------------------------------------------

5. DEBT

The following is a summary of long-term debt at December 31:


                                                    1997          1996
----------------------------------------------------------------------
     1997 1996
U.S. revolving credit facility                 $  64,250     $   6,800
German credit facility                             8,712        11,064
Other                                              1,603           125
----------------------------------------------------------------------
                                                  74,565        17,989
Less amounts due within one year                   1,139         1,355
----------------------------------------------------------------------
Total long-term debt                           $  73,426     $  16,634
----------------------------------------------------------------------

The Company maintains a credit agreement (the Agreement) with three domestic banks for unsecured borrowings totaling $150,000. This Agreement consists of a $70,000 four-year revolving credit facility for general corporate purposes and an $80,000 one-year acquisition credit facility. In December 1997, the Agreement was amended to allow up to $25,000 of borrowing under the $80,000 acquisition facility specifically for purposes of repurchasing the Company's common stock. Additionally, in early 1998, the credit facility was further amended to provide for up to $20,000 of borrowing under the $80,000 acquisition facility for general corporate purposes. Any borrowings under the $20,000 for general corporate purposes must be repaid by June 26, 1998.

Borrowings under the Agreement bear interest at the Eurodollar Rate plus 0.30% to 0.70%. The rate spread is dependent upon the Company's ratio of debt to total capitalization. In addition, the Company pays a facility fee on unborrowed funds at rates ranging from 0.08% to 0.175%, depending on the Company's debt to total capitalization ratio. Under terms of the Agreement, the Company must meet certain affirmative covenants, including maintaining a specified total capitalization ratio, interest coverage ratio, cash flow leverage ratio and tangible net worth. The Company was in compliance with all covenants under the Agreement at December 31, 1997.

The Company's German subsidiary maintains short-term credit lines of $2,503 and long-term credit lines of $16,686. The short-term credit lines are unsecured and bear interest at either 0.75% over the DM LIBOR rate or approximately 3.0% over the German Bundesbank Discount rate. The short-term credit lines may be withdrawn by the lender at any time. The weighted average interest rate on short-term debt outstanding at December 31, 1997 and 1996 was 7.0% and 7.25%, respectively. A portion of the long-term credit line is secured by land and buildings with a net book value of $10,519 at December 31, 1997. These long-term credit lines bear interest at 0.50% to 0.75% over the DM LIBOR rate.

In March 1997, the Company entered into an interest rate swap agreement that allows the Company to swap a variable interest rate for a fixed interest rate of 6.365% on $15 million of notional debt for a period of two years ending March 1999. The notional amount of debt is not a measure of the Company's exposure to credit or market risks and is not included in the condensed consolidated balance sheet. Fixing the interest rate minimizes the Company's exposure to the uncertainty of floating interest rates during this two year period. Amounts to be paid or received under the interest rate swap agreement are accrued and recorded as an adjustment to Interest Expense during the term of the interest rate swap agreement.

On December 31, 1997 and 1996, the estimated fair value of the Company's debt described above would approximate the recorded amount since the debt bears a floating interest rate.

Annual maturities of long-term debt for the next five years are $1,139 in 1998, $8,564 in 1999, $64,480 in 2000, $231 in 2001, $112 in 2002 and $39
thereafter.

There were $1,819 of outstanding letters of credit at December 31, 1997.

Interest expense paid, net of amounts capitalized of $2,609, $302 and $0, was $660, $15 and $55 in 1997, 1996 and 1995, respectively.


3
-
4

6. COMMITMENTS

The Company leases four manufacturing facilities, 16 sales, distribution or administrative facilities and the Company headquarters. In addition, the Company leases data processing and other equipment.

At December 31, 1997, the approximate future minimum rental commitments required under non-cancelable operating leases are as follows:


1998                                   $1,082
1999                                      567
2000                                      444
2001                                      280
2002                                      268
Thereafter                                 65
---------------------------------------------
Total minimum lease payments           $2,706
---------------------------------------------
---------------------------------------------

Rent expense was $1,892, $2,535 and $2,644 in 1997, 1996 and 1995, respectively.

The Company's Vision-Ease subsidiary has entered into a long-term Product Manufacturing and Sales Agreement (the Supply Agreement) with a plastic lens manufacturer located in Southeast Asia. The Supply Agreement provides for the Southeast Asian manufacturer to supply and Vision-Ease to purchase certain minimum levels of plastic lenses. At December 31, 1997, the approximate future purchase commitments under this Supply Agreement are as follows:


1998                                   $6,000
1999                                    7,000
2000                                    8,500
---------------------------------------------
---------------------------------------------

The Company's German subsidiary has a large portion of its sales denominated in U.S. dollars (approximately 31% and 28% in 1997 and 1996, respectively). As most of the German subsidiary's expenses are denominated in the German mark, this represents the most significant element of the Company's exposure to currency rate fluctuations. This exposure is generally addressed as needed through the purchase of forward contracts and options. As of December 31, 1997, the Company had approximately $3.6 million of outstanding foreign currency exchange options to exchange U.S. dollars for German marks at a set exchange rate. At December 31, 1996, there were no outstanding forward contracts or options. These foreign exchange options do not expose the Company to financial risk as the contracts provide an option to exchange the currencies, but do not obligate the Company to make a foreign currency exchange. Premiums paid for foreign currency exchange options are amortized to Other Expense over the life of the options. Upon exercise of foreign currency exchange options, gains are recorded as a reduction of Cost of Products Sold.

At December 31, 1997, the Company had commitments of approximately $3,100 related to capital projects.

7. STOCK OPTION PLAN AND COMMON STOCK REPURCHASES

The 1994 Stock Incentive Plan (the 1994 Plan) provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of the Company's common stock and for other stock-based awards to officers, directors and key employees responsible for the direction and management of the Company and to non-employee consultants and independent contractors. At December 31, 1997, 3,368 shares of common stock were reserved for issuance under the 1994 Plan and for outstanding options from the 1984 Omnibus Stock Plan, which terminated on January 10, 1994. The reserved shares included 1,143 shares available for awards under the 1994 Plan.

Information relating to stock options during 1997, 1996 and 1995 is as follows:


                                                       Option Price
                                                    -------------------
                                            Number  Per Share     Total
                                         of Shares    Average     Price
------------------------------------------------------------------------
Shares under option
  at December 31, 1994                       2,358     $ 3.54   $ 8,344
Granted                                        295      15.39     4,538
Exercised                                     (277)      2.24      (621)
Forfeited                                      (13)      1.91       (25)
------------------------------------------------------------------------
Shares under option
  at December 31, 1995                       2,363       5.18    12,236
Granted                                         87      26.99     2,362
Exercised                                     (315)      2.79      (882)
Forfeited                                      (15)      8.71      (131)
------------------------------------------------------------------------
Shares under option
  at December 31, 1996                       2,120       6.41    13,585
Granted                                        611      23.75    14,513
Exercised                                     (428)      3.81    (1,631)
Forfeited                                      (78)     15.15    (1,182)
------------------------------------------------------------------------
Shares under option
  at December 31, 1997                       2,225     $11.36   $25,285
------------------------------------------------------------------------
------------------------------------------------------------------------
Shares exercisable
  at December 31, 1997                         908     $ 4.18   $ 3,797
------------------------------------------------------------------------
------------------------------------------------------------------------
Shares exercisable
  at December 31, 1996                       1,035     $ 3.04   $ 3,149
------------------------------------------------------------------------
------------------------------------------------------------------------
Shares exercisable
  at December 31, 1995                         824     $ 2.47   $ 2,033
------------------------------------------------------------------------
------------------------------------------------------------------------

The following table summarizes information concerning currently outstanding and exercisable options:


                   Options Outstanding                      Options Exercisable
                -----------------------------------------------------------------------
                                 Weighted
   Range                          Average        Weighted                      Weighted
      of                        Remaining         Average                       Average
Exercise             Number   Contractual        Exercise         Number       Exercise
  Prices        Outstanding   Life (Years)          Price    Exercisable          Price
---------------------------------------------------------------------------------------
$  0 - 5              1,050           5.2        $   3.30            765       $   2.96
  5 - 10                290           6.2            7.48             99           7.26
 10 - 20                354           8.9           15.86             23          14.99
 20 - 31                531           8.5           26.44             21          22.06
---------------------------------------------------------------------------------------
                      2,225           6.7        $  11.36            908       $   4.18
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------


                                                                              3
                                                                              -
                                                                              5

All outstanding options are nonqualified options. No compensation expense related to stock option grants was recorded in 1997, 1996 or 1995 as the option exercise prices were equal to fair market value on the date of grant.

At December 31, 1997, there were 6 shares outstanding pursuant to other stock-based awards under the 1994 Plan.

Pro forma information regarding net income and earnings per share is required by Statement 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995:


                                             1997      1996      1995
----------------------------------------------------------------------
Risk-free interest rate                      5.71%     6.21%     5.37%
Dividend yield                               0.30%     0.19%     0.16%
Volatility factor                            0.47      0.39      0.41
Weighted average expected life            5 years   5 years   5 years
----------------------------------------------------------------------
----------------------------------------------------------------------

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share were as follows:

                                              1997      1996      1995
----------------------------------------------------------------------
Net earnings - as reported                 $35,721   $35,101   $24,547
Net earnings - pro forma                    34,926    34,746    24,475
Basic earnings per share - as reported        1.30      1.29      0.91
Basic earnings per share - pro forma          1.27      1.23      0.91
Diluted earnings per share - as reported      1.25      1.24      0.87
Diluted earnings per share - pro forma        1.22      1.23      0.87
Weighted average fair value of
  options granted during the year            10.98     11.61      6.61
----------------------------------------------------------------------

Because Statement 123 provides for pro forma amounts for options granted beginning in 1995, the pro forma expense will likely increase in future years as the new option grants become subject to the pricing model.

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

COMMON STOCK REPURCHASES--Subsequent to December 31, 1997, the Company repurchased 1,000 common shares at a total cost of approximately $16,600. This share repurchase was financed using the Company's amended domestic bank credit facility and; accordingly, was recorded as a reduction to common stock and an increase to long-term debt.

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

One domestic operation has a noncontributory defined benefit pension plan for its hourly employees. During 1997, the Company curtailed benefits payable under the plan, resulting in a curtailment loss of $141. Benefits payable under the plan are based upon various monthly amounts for each year of credited service. The Company's funding policy meets or exceeds the funding requirements of federal laws and regulations.

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


3
-
6

Pension costs for the above three defined benefit plans included the following components:


YEARS ENDED DECEMBER 31                       1997        1996        1995
--------------------------------------------------------------------------
Service cost for benefits
  earned during the year                 $     469    $    475    $    434
Interest cost on projected
  benefit obligation                           824         810         775
Actual return on plan assets                  (766)       (578)       (710)
Net amortization and deferral                  535         405         572
Curtailment loss                               141          --          --
Pension costs                             $  1,203    $  1,112    $  1,071
--------------------------------------------------------------------------
--------------------------------------------------------------------------

The following is a summary of the funded status of the above three defined benefit plans and the accrued pension costs recorded in the Company's Consolidated Balance Sheets at December 31:


                                              1997           1996
------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation             $  (10,719)    $  (10,538)
------------------------------------------------------------------
  Accumulated benefit obligation        $  (11,478)    $  (11,279)
------------------------------------------------------------------
  Projected benefit obligation          $  (12,898)    $  (12,636)
Plan assets at fair value                    4,225          3,650
------------------------------------------------------------------
Projected benefit obligation
  in excess of plan assets                  (8,673)        (8,986)
Unrecognized net loss                          150             68
Unrecognized prior service cost                 --            123
Unrecognized transition amount                  97            160
------------------------------------------------------------------
Accrued pension costs                   $   (8,426)    $   (8,635)
------------------------------------------------------------------
------------------------------------------------------------------

Assumptions used in developing the projected benefit obligation and the net periodic pension cost as of December 31 were as follows:


                                             1997           1996         1995
------------------------------------------------------------------------------
Domestic plans (including postretirement plan):
  Discount rate                              6.75%          7.50%        7.00%
  Rate of return on plan assets              7.00%          7.00%        7.00%
Foreign plan:
  Discount rate                              6.30%          7.00%        7.50%
  Rate of increase in compensation           3.00%          3.00%        3.00%
------------------------------------------------------------------------------

Under a contract with its union employees, another domestic operation makes, on behalf of each active participant, fixed weekly contributions to a retirement fund (aggregating $145, $150 and $145 in 1997, 1996 and 1995, respectively). At December 31, 1997, the market value of this fund's assets of $17,776 exceeded benefit obligations of $14,755 by $3,021. Pursuant to the plan, excess funded amounts are not available to the Company.

The total cost of all profit sharing, savings and pension plans, domestic and foreign, was $3,118, $4,523 and $4,301 in 1997, 1996 and 1995, respectively.

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

The following table shows the two plans' accrued postretirement benefit obligations at December 31:


                                              1997           1996
------------------------------------------------------------------
Accumulated postretirement
  benefit obligation                       $(1,543)       $(1,243)
Unrecognized net gain                         (146)          (371)
------------------------------------------------------------------
Accrued postretirement benefit obligation  $(1,689)       $(1,614)
------------------------------------------------------------------

9. INCOME TAXES

The provision for income taxes was based on earnings before income taxes, as follows:


YEARS ENDED DECEMBER 31                       1997       1996      1995
-----------------------------------------------------------------------
Domestic                                 $  42,605   $ 47,397   $28,362
Foreign                                      8,597      5,006    10,582
-----------------------------------------------------------------------
Earnings before income taxes             $  51,202   $ 52,403   $38,944
-----------------------------------------------------------------------
-----------------------------------------------------------------------

The provision (benefit) for income taxes consisted of:


YEARS ENDED DECEMBER 31                       1997      1996      1995
----------------------------------------------------------------------
Current
  Federal                                  $ 7,957   $13,227   $ 7,162
  State                                        722     1,931     1,661
  Foreign                                    2,455     2,604     4,961
Deferred
  Federal and state                          2,736      (386)       72
  Foreign                                    1,611       (74)      541
----------------------------------------------------------------------
Income tax expense                         $15,481   $17,302   $14,397
----------------------------------------------------------------------
----------------------------------------------------------------------

Significant components of deferred income tax assets and liabilities were as follows at December 31:


                                              1997           1996
------------------------------------------------------------------
FEDERAL AND STATE NET DEFERRED INCOME TAXES
Deferred tax asset
  Compensation and benefit-related
    accruals                               $ 4,574        $ 5,555
  Reserves and accruals                      3,583          4,043
  Depreciation                                  --          3,412
  Other temporary differences                2,180          2,341
------------------------------------------------------------------
  Total                                     10,337         15,351
------------------------------------------------------------------
Deferred tax liability
  Depreciation                              (2,031)            --
  Capitalized molds                           (996)        (1,659)
------------------------------------------------------------------
  Total                                     (3,027)        (1,659)
------------------------------------------------------------------
Net deferred tax asset
  before valuation allowance                 7,310         13,692
------------------------------------------------------------------
Valuation allowance                             --         (3,670)
Net deferred tax asset                     $ 7,310        $10,022
------------------------------------------------------------------
------------------------------------------------------------------

FOREIGN NET DEFERRED INCOME TAXES
Deferred tax liability
  Depreciation                             $(3,264)       $(3,020)
  Other temporary differences                 (203)            (3)
------------------------------------------------------------------
  Total                                     (3,467)        (3,023)
------------------------------------------------------------------
Deferred tax asset
  Reserves and accruals                         --            936
  Retirement benefits                          586            560
  Other temporary differences                  161            214
------------------------------------------------------------------
  Total                                        747          1,710
------------------------------------------------------------------
Net deferred tax liability                 $(2,720)       $(1,313)
------------------------------------------------------------------
------------------------------------------------------------------


                                                                              3
                                                                              -
                                                                              7

The federal and state net deferred tax asset included a current portion of $5,881 and $4,225 at December 31, 1997 and 1996, respectively, and a long-term portion of $1,429 and $5,797 at December 31, 1997 and 1996, respectively. The foreign net deferred tax liability included a current liability of $89 at December 31, 1997, a current asset of $1,147 at December 31, 1996 and a long-term liability of $2,631 and $2,460 at December 31, 1997 and 1996, respectively.

At December 31, 1996, net future tax deductions from the reversal of temporary differences comprised the federal and state net deferred tax asset, which had been reduced by a valuation allowance. This valuation allowance reduced the deferred tax asset to a net amount which the Company believed more likely than not that it would realize, based on the Company's estimates of its future earnings and the expected timing of temporary difference reversals. During 1997, the Company concluded a valuation reserve was no longer necessary given its estimates of future earnings and the expected timing of temporary difference reversals. Accordingly, the allowance of $3,670 was reversed during 1997, eliminating the balance.

The differences between income taxes at the U.S. federal statutory tax rate and the effective tax rate were as follows:


YEARS ENDED DECEMBER 31                       1997      1996      1995
-----------------------------------------------------------------------
Statutory rate                                35.0%     35.0%     35.0%
-----------------------------------------------------------------------
Differences in taxation
  of foreign earnings                          2.0       1.5       4.6
State income taxes,
  net of federal benefit                       1.3       2.6       2.5
-----------------------------------------------------------------------
Change in deferred
  tax valuation allowance                     (7.2)     (5.4)     (4.8)
-----------------------------------------------------------------------
Other items                                   (0.9)     (0.7)     (0.3)
-----------------------------------------------------------------------
Effective tax rate                            30.2%     33.0%     37.0%
-----------------------------------------------------------------------
-----------------------------------------------------------------------

Differences in taxation of foreign earnings relate primarily to taxation of foreign earnings at rates in excess of the U.S. statutory rate. Undistributed earnings of foreign subsidiaries at December 31, 1997 were approximately $18,125. No U.S. taxes have been provided on these undistributed earnings because the Company expects to be able to utilize foreign tax credits to offset any U.S. tax that would result from their distribution.

Income taxes paid were $17,447, $17,039 and $10,333 in 1997, 1996 and 1995, respectively.

10. SEGMENT INFORMATION

The Company manufactures and sells a variety of products in two business segments. Precision Imaged Products manufactures principally aperture masks, photochemically etched fine mesh grids used in the manufacture of color television tubes and computer monitors. Net sales of aperture masks comprised 61%, 60% and 57% of the Company's consolidated total revenues in 1997, 1996 and 1995, respectively. Optical Products manufactures ophthalmic lenses.

The following is a summary of certain financial information relating to the two industry segments served:


YEARS ENDED DECEMBER 31                       1997           1996           1995
---------------------------------------------------------------------------------
TOTAL REVENUES BY SEGMENT
Precision Imaged Products                 $219,007       $192,552       $179,199
Optical Products                            93,531         87,935         76,156
---------------------------------------------------------------------------------
TOTAL REVENUES                            $312,538       $280,487       $255,355
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
OPERATING PROFIT BY SEGMENT
Precision Imaged Products
Before corporate allocation               $ 41,489       $ 43,087       $ 34,475
Less corporate allocation(1)                (2,314)        (2,416)        (2,131)
---------------------------------------------------------------------------------
  TOTAL                                     39,175         40,671         32,344
Optical Products
Before corporate allocation                 14,885         14,365          9,693
Less corporate allocation(1)                  (988)        (1,104)          (905)
---------------------------------------------------------------------------------
  TOTAL                                     13,897         13,261          8,788
---------------------------------------------------------------------------------
  TOTAL OPERATING PROFIT                    53,072         53,932         41,132
Corporate expense                           (1,014)        (1,485)        (2,509)
Interest income (expense), net              (1,065)          (280)           467
Other income (expense)                         209            236           (146)
---------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES                     $ 51,202       $ 52,403       $ 38,944
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT
Precision Imaged Products                 $218,988       $158,276       $106,685
Optical Products                            81,834         58,617         46,094
---------------------------------------------------------------------------------
TOTAL IDENTIFIABLE ASSETS                  300,822        216,893        152,779
Corporate and other assets                  18,585         16,076         29,553
---------------------------------------------------------------------------------
TOTAL ASSETS                              $319,407       $232,969       $182,332
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION BY SEGMENT
Precision Imaged Products                 $ 10,457       $  7,391       $  5,689
Optical Products                             2,670          2,536          2,436
Corporate and other                            222            244            165
---------------------------------------------------------------------------------
TOTAL DEPRECIATION
  AND AMORTIZATION                        $ 13,349       $ 10,171       $  8,290
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
CAPITAL EXPENDITURES BY SEGMENT
Precision Imaged Products                 $ 60,605       $ 49,672       $ 35,316
Optical Products                            14,397          4,750          3,637
Corporate and other                            108            240            243
---------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES                $ 75,110       $ 54,662       $ 39,196
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

(1) CORPORATE ALLOCATIONS INCLUDE ADMINISTRATIVE EXPENSES INCURRED AT THE CORPORATE HEADQUARTERS WHICH PROVIDE BENEFIT TO THE OPERATING DIVISIONS.


3
-
8

The following is a summary of the Company's operations in different geographic areas:


YEARS ENDED DECEMBER 31                       1997           1996           1995
--------------------------------------------------------------------------------
TOTAL REVENUES FROM UNAFFILIATED
  CUSTOMERS
United States                             $199,825       $187,430       $176,173
Germany                                    104,384         85,667         76,220
Other                                        8,329          7,390          2,962
--------------------------------------------------------------------------------
TOTAL                                     $312,538       $280,487       $255,355
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
TRANSFERS BETWEEN GEOGRAPHIC AREAS
United States                             $  7,546       $  5,810       $  3,143
Germany                                      7,720          2,893         16,228
Other                                        4,285             --             --
Eliminations                               (19,551)        (8,703)       (19,371)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NET EARNINGS
United States                             $ 31,191       $ 32,625       $ 19,467
Germany                                      4,776          2,084          5,016
Other                                         (246)           392             64
--------------------------------------------------------------------------------
TOTAL                                     $ 35,721       $ 35,101       $ 24,547
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
United States                             $263,637       $175,636       $136,692
Germany                                     52,535         62,016         50,677
Other                                       11,804          2,642          1,093
Eliminations                                (8,569)        (7,325)        (6,130)
--------------------------------------------------------------------------------
TOTAL                                     $319,407       $232,969       $182,332
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Transfers between geographic areas are accounted for principally at estimated market value. Net sales to unaffiliated foreign customers from domestic operations (export sales) in 1997, 1996 and 1995 were $47,913, $43,492 and $40,566, or 15%, 16% and 16%, respectively, of total revenues. Precision Imaged Products had sales to one customer of $62,062, $52,899 and $60,738; to another customer of $48,963, $33,435 and $22,202; to a third customer of $34,101, $28,600 and $16,857; and to a fourth customer of $33,336, $32,417 and $31,975 in
1997, 1996 and 1995, respectively.

11. CONCENTRATIONS OF CREDIT RISK

Approximately 65% of the trade accounts receivable before allowances (receivables) of Precision Imaged Products at December 31, 1997 were represented by four customers. Approximately 42% of the receivables of Optical Products at December 31, 1997 were represented by 20 customers. These 24 customers represented approximately 55% of the Company's consolidated receivables at December 31, 1997, with one customer of Precision Imaged Products representing approximately 19% of consolidated receivables.

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

12. LEGAL MATTERS

In January 1995, a U.S. District Court in Miami, Florida, awarded the Company a $5.1 million judgment against Barth Industries (Barth) of Cleveland, Ohio and its parent, Nesco Holdings, Inc. (Nesco). The judgment relates to an agreement under which Barth and Nesco were to help automate the plastic lens production plant in Ft. Lauderdale, Florida. The Company has not recorded any income relating to this judgment because Barth and Nesco filed an appeal. The appeal has been argued before the U.S. Court of Appeals for the Eleventh Circuit and the Company is awaiting the Court's decision.


                                                                              3
                                                                              -
                                                                              9

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS BMC INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of BMC Industries, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BMC Industries, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Minneapolis, Minnesota
January 26, 1998


 4
 -
 0

PRICE RANGE OF COMMON STOCK

The Company's common stock is traded on the New York Stock Exchange under the ticker symbol "BMC". The table below sets forth the high and low reported sales prices of BMC stock by quarter for the years 1997, 1996 and 1995. At March 2, 1998 there were approximately 1,001 stockholders of record.

                                                             Price
                          Dividends              ----------------------------
                          Per Share                  High             Low
          -------------------------------------------------------------------
1995      First Quarter   $   .0100              $  9  1/8       $   7 11/16
          Second Quarter      .0100                12  9/16          8  1/4
          Third Quarter       .0100                19 15/16         12  3/16
          Fourth Quarter      .0125                23  5/8          15  1/8
          -------------------------------------------------------------------
1996      First Quarter   $   .0125              $ 25  1/8       $  19  3/4
          Second Quarter      .0125                32  3/8          21
          Third Quarter       .0125                31  3/8          24  3/4
          Fourth Quarter      .0150                31  1/2          26  5/8
          -------------------------------------------------------------------
1997      FIRST QUARTER   $   .0150              $ 34  1/4       $  27  5/8
          SECOND QUARTER      .0150                35  3/8          24
          THIRD QUARTER       .0150                35  3/16         29  3/4
          FOURTH QUARTER      .0150                32 15/16         15 15/16
          -------------------------------------------------------------------


                                                                              4
                                                                              -
                                                                              1

SELECTED QUARTERLY DATA
(unaudited, in thousands, except per share amounts)


                                                       First         Second          Third         Fourth          Total
                                                     Quarter        Quarter        Quarter        Quarter           Year
1996      Revenues                                 $  68,301      $  68,174      $  68,158      $  75,854     $  280,487
          Gross margin                                13,040         18,483         14,318         21,639         67,480
          Net earnings                                 6,183          9,842          7,157         11,919         35,101
          Earnings per share(1)
            Basic                                       0.23           0.36           0.26           0.44           1.29
            Diluted                                     0.22           0.35           0.25           0.42           1.24
          Number of Shares Included
            in Computation
            Basic                                     27,167         27,264         27,309         27,331         27,268
            Diluted                                   28,278         28,369         28,390         28,416         28,363
          --------------------------------------------------------------------------------------------------------------
1997      Revenues                                 $  77,127      $  80,257      $  79,086      $  76,068     $  312,538
          Gross profit                                15,982         21,859         17,273         12,956         68,070
          Net earnings                                 7,883         11,989          8,875          6,974         35,721
          Earnings per share(1)
            Basic                                       0.29           0.44           0.32           0.25           1.30
            Diluted                                     0.28           0.42           0.31           0.24           1.25
          Number of Shares Included
            in Computation
            Basic                                     27,410         27,463         27,681         27,776         27,583
            Diluted                                   28,458         28,496         28,619         28,545         28,530
          --------------------------------------------------------------------------------------------------------------

          (1) EARNINGS PER SHARE FOR ALL PERIODS HAVE BEEN RESTATED TO REFLECT ADOPTING STATEMENT OF FINANCIAL ACCOUNTING STANDARDS BOARD NO. 128, EARNINGS PER SHARE.


4
-
2