Form 10-K, Exhibit 13
period 1998-12-31
BMC INDUSTRIES INC/MN/
filed 1999-03-31
CIK 215310

HISTORICAL FINANCIAL SUMMARY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND STATISTICS AND RATIOS)

YEARS ENDED DECEMBER 31                                              1998         1997         1996         1995         1994
--------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues                                                        $ 335,138    $ 312,538    $ 280,487    $ 255,355    $ 219,968
Cost of products sold                                             297,995      244,468      213,007      202,595      181,024
                                                               ----------------------------------------------------------------
Gross margin                                                       37,143       68,070       67,480       52,760       38,944
Selling and administrative                                         20,675       16,012       15,033       14,137       12,188
Impairment of long-lived assets                                    42,800           --           --           --           --
Acquired in-process research and development                        9,500           --           --           --           --
                                                               ----------------------------------------------------------------
Earnings (loss) from continuing operations before interest,
    other expense and income taxes                                (35,832)      52,058       52,447       38,623       26,756
Interest income (expense), net                                    (13,374)      (1,065)        (280)         467       (2,369)
Other income (expense)                                                522          209          236         (146)         (57)
Income tax (benefit) expense                                      (18,049)      15,481       17,302       14,397        9,326
                                                               ----------------------------------------------------------------
Earnings (loss) from continuing operations                        (30,635)      35,721       35,101       24,547       15,004
Provision for loss related to discontinued operation,
net of tax                                                             --           --           --           --         (839)
                                                               ----------------------------------------------------------------
Net earnings (loss)                                             $ (30,635)   $  35,721    $  35,101    $  24,547    $  14,165
                                                               ----------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE
Number of shares included in per share computation                 27,014       27,583       27,268       26,896       25,023
Earnings (loss) from continuing operations                      $   (1.13)   $    1.30    $    1.29    $    0.91    $    0.60
Loss from discontinued operation                                       --           --           --           --        (0.03)
                                                               ----------------------------------------------------------------
Basic earnings (loss) per share                                 $   (1.13)   $    1.30    $    1.29    $    0.91    $    0.57
                                                               ----------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE
Number of shares included in per share computation                 27,014       28,530       28,363       28,234       27,335
Earnings (loss) from continuing operations                      $   (1.13)   $    1.25    $    1.24    $    0.87    $    0.55
Loss from discontinued operation                                       --           --           --           --        (0.03)
                                                               ----------------------------------------------------------------
Diluted earnings (loss) per share                               $   (1.13)   $    1.25    $    1.24    $    0.87     $   0.52
                                                               ----------------------------------------------------------------
CASH FLOW
Cash dividends per share                                        $    0.06    $    0.06    $  0.0525    $  0.0425    $    0.02
Depreciation and amortization expense                              21,014       13,349       10,171        8,290        8,250
Net cash provided by operating activities                          26,948       14,667       20,786       45,261       36,680
Capital expenditures                                               21,427       75,110       54,662       39,196       13,537
                                                               ----------------------------------------------------------------
FINANCIAL POSITION
Working capital                                                 $  94,971    $  74,914    $  41,354    $  32,730    $  38,769
Property, plant and equipment, net                                162,594      182,382      123,845       81,409       49,858
Total assets                                                      399,465      319,407      232,969      182,332      138,686
Total debt                                                        189,195       74,565       17,989           47           66
Stockholders' equity                                              133,257      178,752      144,108      108,466       81,788
                                                               ----------------------------------------------------------------
STATISTICS AND RATIOS
Current ratio                                                         2.7          2.6          1.8          1.6          2.0
Total debt to equity ratio                                            1.4          0.4          0.1          0.0          0.0
Earnings (loss) from continuing operations before interest,
    other expense and income taxes, as a percentage
of revenues                                                         (10.7)%       16.7%        18.7%        15.1%        12.2%
Return on average equity                                            (19.6)%       22.1%        27.8%        25.8%        20.1%
Book value per share                                            $    4.90    $    6.43     $   5.26    $    4.01    $    3.05
                                                               ----------------------------------------------------------------


THE NUMBER OF SHARES AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED FOR TWO-FOR-ONE STOCK SPLITS IN 1995 AND 1994.

10 / BMC INDUSTRIES, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY

    BMC Industries, Inc., through its Vision-Ease subsidiary, is a leading producer of polycarbonate, glass and plastic eyewear lenses. The Company is also one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors and a leading producer of precision photo-etched metal and electroformed parts. The Company segments its business into two business units, Optical Products and Precision Imaged Products
(PIP).

    Net sales of $335.1 million for 1998 represent a 7% increase over the $312.5 million in 1997. The growth during 1998 was provided by the Optical Products group, primarily through the acquisition in May 1998 of Orcolite, a polycarbonate and plastic ophthalmic lens manufacturer. This growth was partially offset by lower revenue from the Precision Imaged Products group.

    During 1998, the Company incurred charges within its Precision Imaged Products group for the write-down of the value of certain PIP fixed assets ($42.8 million pre-tax, $26.7 million after-tax), for the extended shutdown of three mask production lines at the Company's Cortland, New York, plant, additional aperture mask inventory charges and for moving certain aperture mask inspection operations. Within the Optical Products group, the Company also incurred a charge for acquired in-process research and development (IPR&D) purchased as part of the acquisition of Orcolite ($9.5 million pre-tax, $6.0 million after-tax).

    Net loss and diluted loss per share for 1998 were ($30.6) million and ($1.13), respectively, compared to net earnings and diluted earnings per share of $35.7 million and $1.25, respectively, for 1997.

RESULTS OF OPERATIONS

    The following discussion and analysis examines the operating results of the Company's two business segments. As used herein, "operating profit" refers to operating profit before charges for the impairment of long-lived assets and acquired IPR&D, corporate allocations, corporate expense and interest, as shown in Note 12 to the Consolidated Financial Statements - Segment Information.

OPTICAL PRODUCTS

REVENUES AND OPERATING PROFIT

    COMPARISON OF 1998 AND 1997. Revenues of the Optical Products group were $123.1 million for 1998, an increase of $29.5 million or 32% from 1997. The increase was primarily due to the acquisition of Orcolite in May 1998. Sales of high-end products (polycarbonate, progressive, high-index and polarizing sun lenses) increased 81% from 1997 to 1998 and accounted for 53% of total Optical Products group revenue in 1998 compared to 39% in 1997.

    On a pro forma basis, Optical Products group revenues, which for 1998 include sales by Orcolite subsequent to the date of acquisition, increased 8% over the combined Vision-Ease and Orcolite 1997 revenues for the same period. Sales of high-end products, on a pro forma basis, increased 25% over the combined Vision-Ease and Orcolite 1997 revenues for the same period and accounted for 53% of total Optical Products group revenue in 1998 compared to 46% in 1997.

    Sales of mid-range and commodity plastic products increased 33%, due primarily to the acquisition of Orcolite, and increased 8% on a pro forma basis. Glass product sales declined 13% from 1997 to 1998 due to continued contraction in the demand for glass products.

    Operating profit of the Optical Products group (excluding the charge related to acquired IPR&D) was $19.7 million for 1998, an increase of $4.8 million or 32% over 1997. The rate of operating profit expressed as a percentage of total revenues was 16% for 1998 and 1997. 1998 operating profit growth was in line with revenue growth and reflects higher earnings resulting from the acquisition of Orcolite and the increase in sales of high-end products, offset by weakening earnings on glass products, heightened competition in the plastic product segment, new lens product development and new polycarbonate product promotions.

    In connection with the purchase of Orcolite, and in accordance with generally accepted accounting principles, the Company allocated $9.5 million of the $101.0 million purchase price to IPR&D. This amount represents the independently appraised value based on risk-adjusted cash flows related to the IPR&D projects and was expensed as of the acquisition date. As of the date of the acquisition,

                                                       BMC INDUSTRIES, INC. / 11
    the development of these projects had not reached technological feasibility, and these projects had no alternative future uses.

    COMPARISON OF 1997 AND 1996. Revenues of the Optical Products group were $93.5 million for 1997, an increase of $5.6 million or 6% from those for 1996. The increase was primarily due to a 26% increase in sales of high-end products (polycarbonate, progressive, high-index and polarizing sun lenses) as consumer preferences for advanced materials, designs and features increased. Sales of mid-range hard-resin plastic products showed more modest gains as competition continued to grow in this segment of the market and were impacted by Vision-Ease's transition to a new supply agreement with a Southeast Asian lens manufacturer. Glass product sales declined because of contraction of the worldwide market for glass lenses. Overall glass earnings are expected to decline in the future due to continued contraction in the demand for glass products. To partially offset this decline, the Company entered into a majority-owned joint venture in 1997 with a glass lens manufacturer located in Southeast Asia to establish an alternate, low-cost source for glass lenses.

    Operating profit of the Optical Products group was $14.9 million for 1997, an increase of $0.5 million or 4% over 1996. The rate of operating profit expressed as a percentage of total revenues was 16% for 1997 and 1996. Operating profit growth in 1997 lagged the sales growth due to a number of factors, including the weakening of earnings on glass products, new lens product development, new polycarbonate product promotions, duplicate facility costs associated with polycarbonate manufacturing and costs associated with closing the Ft. Lauderdale, Florida, facility and transitioning production to St. Cloud, Minnesota. The new polycarbonate manufacturing, centralized distribution and research and development facility was completed in the third quarter of 1997, but a full transfer of operations was not completed until 1998 to ensure minimal interruption of polycarbonate lens manufacturing.

PRECISION IMAGED PRODUCTS

    The PIP unit is comprised of two businesses, Mask Operations and Buckbee-Mears St. Paul (BMSP), which share process manufacturing technology and one manufacturing facility.

REVENUES AND OPERATING PROFIT

    COMPARISON OF 1998 AND 1997. Revenues of the Precision Imaged Products group were $212.1 million for 1998, a decrease of $6.9 million or 3% from 1997. The decline was primarily attributable to decreased sales of invar television masks which were offset partially by increased sales of computer monitor masks. Sales of invar television masks were down 40% compared to total year 1997 sales. Total year 1998 computer monitor mask sales were $36.7 million, an increase of 79% over 1997. Over 75% of the computer monitor masks sold in 1998 were produced at the Company's Mullheim, Germany, plant. Sales of large (25-29 inches) AK steel television masks were up 12% while jumbo (30 inches and larger) television mask sales were flat compared to prior year. BMSP, which accounts for less than 15% of total PIP revenues, posted record sales for 1998.

    Operating profit of the PIP group (excluding the charge for impairment of long-lived assets) was $2.0 million for 1998, a decrease of $39.5 million or 95% from 1997. The rate of operating profit expressed as a percentage of revenues was 1% for 1998 compared to 19% for 1997. The decline in operating profit is primarily due to the decline in invar television mask revenue; pricing pressures in the mask business, particularly pricing for monitor masks (and alleged below-cost pricing of certain AK steel television masks by Japanese and South Korean mask manufacturers); costs associated with the extended shutdown of two entertainment and one monitor mask manufacturing lines at the Company's Cortland plant; mask inventory charges and costs associated with moving certain mask inspection operations. In addition, significant production ramp-up and product qualification costs were incurred during the first half of 1998 related to the monitor mask line at the Cortland plant prior to the shutdown of this line for all of the second half of 1998. The operating profit reductions as described above were offset slightly by record earnings posted by Buckbee-Mears St. Paul for the year.

    During the third quarter of 1998, in response to difficult market conditions, the Company shut down three manufacturing lines (two entertainment mask and one computer monitor mask) at the Company's Cortland facility for an extended period of time. One entertainment mask line resumed operation in the fourth quarter 1998. The Company restarted the computer monitor mask line in late January 1999. The remaining entertainment mask line continues to be shut down.

    The impairment of long-lived assets write-down of $42.8 million (pre-tax) reflects the diminished value of


12 / BMC INDUSTRIES, INC.

certain PIP operating fixed assets, primarily those related to the production of computer monitor masks. In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets," the Company recorded a charge of $26.7 million after-tax ($42.8 million pre-tax) during the second quarter of 1998 to write-down these fixed assets. After careful assessment of various factors relevant to these assets, including significant declines in sales prices within the computer monitor mask market, management determined it was appropriate to write-down the value of these assets to estimated fair value based on discounted estimated future cash flows in accordance with SFAS No. 121.

    COMPARISON OF 1997 TO 1996. Revenues of the Precision Imaged Products group were $219.0 million for 1997, an increase of $26.5 million or 14% from those for 1996. The improvement was primarily attributable to increased sales of computer monitor masks. Total year 1997 computer monitor mask sales exceeded $20.0 million, an increase of over $15.0 million compared to 1996. Almost all of the computer monitor masks in 1997 were produced at the Mullheim plant. Sales of large (25-29 inches) television masks were up 16%, while sales of invar television masks were flat compared to total year 1996 sales. Jumbo (30 inches and larger) television mask sales were 16% below the prior year, which is a difficult comparison following a 58% increase in jumbo mask sales over 1995. Sales were reduced almost $11 million in 1997 due to the strengthening of the U.S. dollar versus the German mark. Buckbee-Mears St. Paul posted record total year 1997 sales while generating its first sales of lead frames for semiconductor packages in the fourth quarter of 1997.

    Operating profit of the Precision Imaged Products group was $41.5 million for 1997, a decrease of $1.6 million or 4% from that realized in 1996. The rate of operating profit expressed as a percentage of revenues was 19% for 1997, compared to 22% for 1996. The decline in operating profit was primarily due to the start-up and de-bugging of the new Cortland monitor mask line. The Company dedicated a large portion of production time to the qualification of parts for customers. In addition, resources were allocated to the new television mask line in Cortland, which continued to ramp up in 1997, including successfully qualifying parts in a multiple-up configuration. Additional contributing factors to the lower operating profits were slower growth in higher-priced television masks and downward pressure on mask prices. These operating profit reductions were offset partially by the record earnings posted by BMSP for the year, as a result of product mix and manufacturing improvements, and profit recognized upon completion of a long-term mask equipment and technology contract.

SELLING EXPENSES

    Selling expenses were $15.5 million, $11.7 million and $10.0 million or 4.6%, 3.7% and 3.6% of revenues for 1998, 1997 and 1996, respectively. The increase in 1998 was primarily due to incremental costs associated with the Orcolite acquisition, expanded sales and marketing efforts and costs related to the launch of the Optical Products group's new polycarbonate progressive lens, Outlook-TM-. The increase in 1997 over 1996 was primarily due to incremental costs to launch the Optical Products group's premium line of polycarbonate lenses bearing the Tegra-TM- trade name.

ADMINISTRATIVE EXPENSES

    Administrative expenses were $5.2 million, $4.3 million and $5.0 million or 1.5%, 1.4% and 1.8% of revenues for 1998, 1997 and 1996, respectively. Administrative expenses as a percent of sales were essentially flat from 1997 to 1998 and decreased from 1996 to 1997, primarily due to a reduction in employee performance-based incentive benefits tied to the Company's earnings.

INTEREST EXPENSE (INCOME)

    Interest expense was $13.5 million, $1.3 million and $0.5 million for 1998, 1997 and 1996, respectively. Interest income was $0.2 million, $0.2 million and $0.3 million for 1998, 1997 and 1996, respectively. Interest expense for 1998 was higher than in 1997 due to increased debt levels to fund the Orcolite acquisition in May 1998, repurchase of outstanding stock in January 1998, and to fund the mask expansion in 1997. Interest expense for 1997 was higher than in 1996 because of increased debt levels to fund expansion projects. In 1998, 1997 and 1996, interest costs of $0.7 million, $2.6 million and $0.3 million, respectively, were capitalized in connection with the Company's expansion projects.

INCOME TAXES

    Expressed as a percentage of earnings (loss) before income taxes, the Company's effective tax rate was (37%), 30% and 33% in 1998, 1997 and 1996, respectively. The

                                                       BMC INDUSTRIES, INC. / 13

1998 tax rate was higher than the 1997 tax rate due principally to the reduction in the valuation reserve in 1997 not recurring in 1998. The 1997 tax rate was lower than 1996 due principally to a larger reduction in the valuation reserve in 1997 and a reduction in state income taxes.

SEASONALITY

    The Company's earnings are generally lower in the first and third quarters due to maintenance shutdowns at the Company's mask production facilities. Maintenance shutdowns also occur at the Company's lens manufacturing facilities in the third quarter. Also, the seasonality of end products in several markets (televisions, computer monitors and ophthalmic lenses) affects the Company's annual earnings pattern.

ACQUISITIONS

    On May 15, 1998, the Company, through a wholly owned subsidiary, acquired Orcolite, a division of Monsanto Company, which produces polycarbonate and plastic ophthalmic lenses, for $101.0 million in cash. See Note 2 to the Consolidated Financial Statements - Business Acquisition for additional information regarding the acquisition.

DIVIDENDS

    In 1998, the Company continued the payment of cash dividends to shareholders. Cash dividends of one and one-half cents per share were declared in each quarter of 1998. The Company currently expects to continue dividend payments in 1999.

SHARE REPURCHASE PLAN

    In January 1998, the Company repurchased one million shares of its common stock as authorized by the Board of Directors on April 7, 1997. The repurchase occurred between January 6, 1998 and January 13, 1998 on the open market for $16.6 million, an average price of $16.64 per share.

ENVIRONMENTAL

    The Company's operations are subject to federal, state, local and foreign environmental laws and regulations. Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (CERCLA or Superfund), the Company has been designated as a potentially responsible party
(PRP) by the United States Environmental Protection Agency with respect to certain waste sites with which the Company may have had direct or indirect involvement. Similar designations have been made by some state environmental agencies under applicable state superfund laws. Such designations are made regardless of the extent of the Company's involvement. Such designations have been made by the filing of a complaint, the issuance of an administrative directive or order, or the issuance of a notice or demand letter. These actions are in various stages of administrative or judicial proceedings. They include demands for recovery of past governmental costs and/or for future investigative or remedial actions. In many cases, the dollar amount of site costs or the Company's portion of site costs is not specified. In most cases, however, the Company has been designated a de minimis party and claims have been asserted against a number of other entities for the same recovery or other relief as was asserted against the Company. The Company is currently participating in remedial action at eight sites under federal, state and local laws.

    In connection with one of the investigations described above, the initial PRPs for a site in Cortland brought suit against the Company and 16 other entities for allegedly depositing waste at that site. During the third quarter of 1998, the Company signed a Consent Decree among the United States and other PRPs for remediation of the site. Upon U.S. District Court approval, the Company believes that the Consent Decree will result in the dismissal of the initial PRP's lawsuit and that the Company will not be held responsible for past PRP costs.

    To the extent possible with the amount of information available at this time, the Company has evaluated its responsibility for costs and related liability with respect to the above sites, has recorded reserves for such liability in accordance with generally accepted accounting principles, and is of the opinion that the Company's liability with respect to these sites should not have a material adverse effect on the financial position or the results of operations of the Company. In arriving at this conclusion, the Company has considered, among other things, the payments that have been made with respect to the sites in the past; the factors, such as volume and relative toxicity, ordinarily applied to allocated defense and remedial costs at such sites; the probable costs to be paid by the other potentially responsible parties; total projected remedial costs for a site, if known; existing technology; and the currently enacted laws and regulations. A portion of the costs and related

14 / BMC INDUSTRIES, INC.

liability for these sites has been or will be covered by available insurance.

FINANCIAL POSITION AND LIQUIDITY

    Working capital was $95.0 million and the current ratio was 2.7 at December 31, 1998, compared to $74.9 million and a current ratio of 2.6 at December 31, 1997. Accounts receivable balances increased $9.3 million compared to 1997 due primarily to the Orcolite acquisition. Inventory balances increased $12.7 million compared to 1997. The Optical Products group's inventory levels increased due to the Orcolite acquisition and to support new product introductions for Tegra-TM- finished single-vision polycarbonate and Outlook-TM-progressive polycarbonate. The Precision Imaged Products group's inventory levels declined due to the extended shutdown of the three mask production lines. Accounts payable and other liabilities increased primarily due to the Orcolite acquisition.

    At December 31, 1998, the Company had $189.2 million in debt and the ratio of total debt to total equity was 1.4. At December 31, 1997, the Company had $74.6 million in debt and the ratio of total debt to total equity was 0.4. The Company incurred incremental debt primarily to fund the acquisition of Orcolite in May 1998 and the repurchase of shares of the Company's outstanding stock in January 1998.

    The Company generated $26.9 million of cash flow from operating activities and $94.1 million from financing activities in 1998. The cash generated from operating and financing activities was used primarily for the cash acquisition of Orcolite for $101.0 million and property, plant and equipment additions totaling $21.4 million. The Company generated $14.7 million of cash flow from operating activities and $62.1 million from financing activities, primarily through incremental debt, in 1997. The cash generated from operating and financing activities was used primarily for property, plant and equipment additions totaling $75.1 million. The increase in the Company's capital spending in 1997 was primarily due to $49.4 million spent on the two-line expansion of the Company's mask manufacturing facility in Cortland. The Company generated $20.8 million of cash flow from operating activities and $20.6 million from financing activities in 1996 which were used principally for property, plant and equipment additions.

    Capital spending in 1999 is planned to total $20-25 million. It is currently anticipated that 1999 capital expenditures will be financed primarily with funds from operations.

    As of December 31, 1998, the Company had a $250 million domestic secured credit facility with a syndicate of banks. There was $178.7 million outstanding under this facility at December 31, 1998. The Company's German subsidiary maintains short-term and long-term credit facilities totaling $24.0 million. There was $7.1 million outstanding under these facilities at December 31, 1998. The Company currently believes that the combination of present capital resources, internally generated funds and unused financing sources will be adequate to meet the Company's financing requirements for 1999. See Note 7 to the Consolidated Financial Statements - Debt for additional discussion of available credit and covenant compliance under the existing credit facility.

MARKET RISK

FOREIGN CURRENCY

    A portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. The Company manufactures its products in the United States, Germany, Hungary and Indonesia and purchases products from Asian, as well as other, suppliers. The Company sells its products in the United States and into various foreign markets. The Company's sales are typically denominated in either the U.S. dollar or the German mark (DM/Euro). The Company's Mask Operations also have an indirect exposure to the Japanese yen and the Korean won because its most significant competitors are Japanese and Korean. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In addition, sales of products overseas are affected by the value of the U.S. dollar relative to other currencies. Long-term strengthening of the U.S. dollar may have an adverse effect on these sales and competitive conditions in the Company's markets may limit the Company's ability to increase product pricing in times of adverse currency movements.

    To manage the volatility relating to these exposures, the Company enters into various derivative instruments, including forward foreign exchange contracts and cross-currency swaps. The cross-currency swaps are accounted for under mark-to-market accounting.

                                                       BMC INDUSTRIES, INC. / 15

    At December 31, 1998, the Company did not have any forward foreign exchange contracts. At December 31, 1997, the Company had approximately $3.6 million of outstanding foreign currency exchange options to exchange U.S. dollars for German marks at a set exchange rate.

    In October and November 1998, the Company entered into cross-currency swaps which provided for the Company to swap a total of $20.0 million of notional debt for the equivalent amount of Japanese yen-denominated debt. Under these swaps, the Company also effectively swapped a U.S. dollar-based interest rate of 5.5% for a Japanese yen-based interest rate of 1.1%. These swap contracts were settled in November 1998, resulting in a pre-tax gain of $0.9 million. A hypothetical 10% adverse effect on the foreign exchange rate would have resulted in a pre-tax loss of $2.2 million related to these $20.0 million in swaps. A hypothetical 100 basis point adverse effect on interest rates would have resulted in an additional loss of $1.0 million.

    In January 1999, the Company entered into a cross-~currency swap which provided for the Company to swap a total of $10.0 million of notional debt for the equivalent amount of Japanese yen-denominated debt. Under this swap, the Company also effectively swapped a U.S. dollar-based interest rate of 5.10% for a Japanese yen-based interest rate of 1.05%. A hypothetical 10% adverse effect on the foreign exchange rate would result in a pre-tax loss of $1.3 million related to this $10.0 million swap. A hypothetical 100 basis point adverse effect on interest rates would result in an additional loss of $0.5 million.

    The Company experiences foreign currency gains and losses, which are reflected on the Company's Statements of Operations, due to the strengthening and weakening of the U.S. dollar against the currencies of the Company's foreign subsidiaries and the resulting effect on the valuation of the intercompany and other accounts. The net exchange gain or loss arising from this was not material in 1998 or 1997. The Company anticipates that it will continue to incur exchange gains and losses from foreign operations in the future.

    The Company's net investment in foreign subsidiaries was $26.2 million and $27.9 million at December 31, 1998 and 1997, respectively, translated into U.S. dollars at year-end exchange rates. The potential loss in value resulting from a hypothetical 10% change in foreign currency exchange rates is $2.5 million and $2.4 million in 1998 and 1997, respectively.

    In the first half of 1998, the U.S. dollar strengthened against the DM and in the second half of 1998, the U.S. dollar weakened against the DM. A weaker dollar generally has a positive impact on overseas results because foreign currency-denominated earnings translate into more U.S. dollars; a stronger dollar generally has a negative translation effect. For 1998, the effect of the change in exchange rates was offsetting and, therefore, did not have a material impact on sales or net earnings. During 1997, the generally stronger U.S. dollar decreased net sales by $11.0 million and had an immaterial impact on net earnings.

INTEREST

    Substantially all of the Company's debt and associated interest expense is sensitive to changes in the level of interest rates. To mitigate the impact of fluctuations in interest rates, the Company principally enters into interest rate swaps to hedge the exposure of a portion of its floating-rate debt. The Company's primary interest rate exposure is U.S., and to a lesser extent DM/Euro and yen-based interest rates.

    In March 1997, the Company entered into an interest rate swap agreement that allows the Company to swap a variable interest rate for a fixed interest rate of 6.37% on $15.0 million of notional debt during the period ending March 1999. In August 1998, the Company entered into multiple interest rate swap agreements for a total of $100.0 million of notional debt which provide for the Company to swap a variable interest rate for fixed interest rates ranging from 7.12% to 7.14%. These swaps expire at various dates ranging from July 1999 to August 2000. A hypothetical 100 basis point increase in interest rates would result in a $0.7 million and $0.6 million adverse impact on interest expense in 1998 and 1997, respectively.

YEAR 2000 COMPLIANCE

    The Company has computer applications at the corporate level and at each of its operating divisions that require or have required modifications made necessary by the upcoming year 2000. The year 2000 (Y2K) issue is the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. The two-digit programs will be unable to correctly interpret dates beginning in the year 2000 and, as a result, could cause computer system failures or miscalculations. These failures or miscalculations could cause significant disruptions of operations, including among other things, an inability to process trans-

16 / BMC INDUSTRIES, INC.

actions or engage in normal business activities. If appropriate modifications are not made, or are not completed in a timely manner, the Y2K issue could have a material adverse impact on the operations of the Company.

    The Company has been addressing the Y2K issue using essentially the following four-phase approach:

 -Phase I - Identification of all significant computer systems within the Company with exposure to Y2K issues;

 -Phase II - For each system, assessment of Y2K issue(s) and required remediation;

 -Phase III - Remediation and testing of systems to be Y2K compliant;

 -Phase IV - Assessment of Y2K preparedness of significant third parties.

    Phase I was formally completed and summarized on a Company-wide basis in early 1998. Phase II is essentially completed for all information technology
(IT) systems and is in process and estimated to be completed in the second quarter of 1999 for all non-IT systems. Non-IT systems are generally embedded technology, such as micro-controllers. Phase III is in various stages of completion depending on the systems involved. For IT systems, the most significant efforts of this phase currently involve the accelerated replacement of non-compliant IT systems within the Mask Operations group and the remediation and testing of important mainframe applications and operating systems within the Optical Products group. Y2K-compliant integrated IT systems from SAP are currently scheduled for implementation in the Mask Operations group in various phases beginning in early 1999 and continuing through the third quarter of 1999. Y2K remediation and testing within the Optical Products group is currently estimated to be completed by the third quarter of 1999. For non-IT systems, Phase III is currently scheduled to be completed in conjunction with Phase II by mid-1999. For Phase IV, the Company is in the process of identifying and assessing the Y2K preparedness of significant third parties, including key vendors and service providers, and estimates that this phase will be ongoing during the remainder of 1999.

    The Company currently estimates that it will cost $3-4 million using both internal and external resources to address the Y2K issue as discussed above, including the cost of replacing the IT systems within the Mask Operations group. Through December 31, 1998, the Company had spent approximately $1 million of this total estimate. Expenditures related to Y2K preparedness are expected to be funded by cash flow from operations and are not currently expected to impact other operating or investment plans.

    The Company's current most reasonably likely worst case Y2K scenario is the potential inability to obtain raw materials from suppliers in a timely manner or that modification work will not proceed on schedule, causing some increase to the total cost of achieving Y2K compliance. The impact on the Company's results of operations if the Company or its suppliers or customers are not fully Y2K compliant is not reasonably determinable. Since the Company is depending on its ability to execute modification plans and its vendors to continue material supply without interruption, there can be no assurance that unforeseen difficulties will not arise for the Company or its customers and that related costs will not thereby be incurred.

    Management believes it has planned appropriately to resolve the Y2K issue with respect to all material elements under the Company's direct control. A number of significant risks do exist, however, including the potential inability of the Company to obtain (or retain) the proper internal and external resources to fully address all Y2K exposures in the timeframes required and at the cost estimated, as well as the risk that key suppliers, customers or other significant third parties, including those in utilities, communications, transportation, banking and government are not prepared for the year 2000.

    The Company has not yet established a contingency plan relative to the Y2K issue but currently anticipates establishing such a plan later in 1999.

NEW ACCOUNTING STANDARDS

    SFAS No. 133 "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities" is effective for fiscal years beginning after June 15, 1999. See Note 1 to the Consolidated Financial Statements - Summary of Significant Accounting Policies for additional information regarding new accounting standards.

EURO CURRENCY CONVERSION

    On January 1, 1999, 11 of the 15 member countries of the European Union, including Germany, adopted the "euro" as their common legal currency. The euro trades on currency exchanges and is available for non-cash transactions. From January 1, 1999 through January 1, 2002, each of the

                                                       BMC INDUSTRIES, INC. / 17
participating countries is scheduled to maintain its national ("legacy") currency as legal tender for goods and services. Beginning January 1, 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation no later than July 1, 2002. The Company's foreign operating subsidiaries that will be affected by the euro conversion have established plans to address the business issues raised, including the competitive impact of cross-border price transparency. It is not anticipated that there will be any near-term business ramifications; however, the long-term implications, including any changes or modifications that will need to be made to business and financial strategies, are still being reviewed. From an accounting, treasury and computer system standpoint, the impact from the euro currency conversion is not expected to have a material impact on the financial position or results of operations of the Company.

CAUTIONARY STATEMENTS

    Certain statements included in this Discussion and Analysis of Financial Condition and Results of Operations by the Company or its representatives, as well as other communications, including its filings with the Securities and Exchange Commission, reports to shareholders, news releases and presentations to securities analysts or investors contain forward-looking statements made in good faith by the Company pursuant to the "Safe Harbor" provisions of the PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These statements relate to non-historical information and include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. The Company wishes to caution the reader not to place undo reliance on any such forward-looking statements. These statements are qualified by potential risks and uncertainties detailed from time to time in reports filed by the Company with the S.E.C., including Forms 10-Q and 10-K, and include, among others, lower demand for televisions and computer monitors; further mask price declines; successful customer part qualifications; liability and other claims asserted against the Company; inability to penetrate the lead frame market; new product development, introduction and acceptance; successful cost reduction and reorganization efforts; potential losses on cross-currency swaps; higher operating expenses and lower yields associated with production start-up; negative foreign currency fluctuations, including adverse fluctuations affecting cross-currency swaps; inability to partner with new BMSP customers; the impact of Y2K information systems issues; the effect of the economic uncertainty in Asia; and a potential economic slowdown in other parts of the world such as South America. These and other factors are more particularly described in "Item 1 - Business" of the Company's Form 10-K and in some cases have affected and in the future could adversely affect the Company's actual results, thereby causing the Company's actual financial performance to differ materially from that expressed in any forward-looking statement. These factors should not, however, be considered an exhaustive list. The Company does not undertake the responsibility to update any forward-looking statement that may be made from time to time by or on behalf of the Company. Investors should also be aware that while the Company does, from time to time, communicate with securities analysts, it is against BMC's policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, shareholders should not assume that the Company agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. In addition, BMC does not issue or confirm financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not the responsibility of BMC.

18 / BMC INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

YEARS ENDED DECEMBER 31                                                             1998             1997            1996
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                                       $ 335,138       $  312,538      $  280,487
Cost of products sold                                                            297,995          244,468         213,007
                                                                             ----------------------------------------------
Gross margin                                                                      37,143           68,070          67,480
Selling                                                                           15,496           11,696          10,028
Administrative                                                                     5,179            4,316           5,005
Impairment of long-lived assets                                                   42,800               --              --
Acquired in-process research and development                                       9,500               --              --
                                                                             ----------------------------------------------
Income (Loss) from Operations                                                    (35,832)          52,058          52,447
                                                                             ----------------------------------------------
Other Income and (Expense)
Interest income                                                                      163              233             260
Interest expense                                                                 (13,537)          (1,298)           (540)
Other income, net                                                                    522              209             236
                                                                             ----------------------------------------------
Earnings (Loss) before Income Taxes                                              (48,684)          51,202          52,403
Income Tax (Benefit) Expense                                                     (18,049)          15,481          17,302
                                                                             ----------------------------------------------
Net Earnings (Loss)                                                            $ (30,635)      $   35,721      $   35,101
                                                                             ----------------------------------------------
Earnings (Loss) Per Share
   Basic                                                                       $   (1.13)      $     1.30      $     1.29
   Diluted                                                                         (1.13)            1.25            1.24
                                                                             ----------------------------------------------
Number of Shares Included in Per Share Computation

   Basic                                                                          27,014           27,583          27,268
   Diluted                                                                        27,014           28,530          28,363
                                                                             ----------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                       BMC INDUSTRIES, INC. / 19

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

DECEMBER 31                                                                                          1998            1997
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
    Cash and cash equivalents                                                                  $    1,028      $    2,383
    Trade accounts receivable, less allowances of $2,624 and $2,118                                39,163          29,824
    Inventories                                                                                    82,853          70,111
    Deferred income taxes                                                                          14,603           5,881
    Other current assets                                                                           14,347          13,595
                                                                                              -----------------------------
        Total Current Assets                                                                      151,994         121,794
                                                                                              -----------------------------
Property, Plant and Equipment, Net                                                                162,594         182,382
Deferred Income Taxes                                                                               5,431           1,429
Intangible Assets, Net                                                                             73,178           2,948
Other Assets, Net                                                                                   6,268          10,854
                                                                                              -----------------------------
        Total Assets                                                                           $  399,465      $  319,407
                                                                                              -----------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities

    Short-term borrowings                                                                      $    1,929      $    1,139
    Accounts payable                                                                               28,315          25,623
    Accrued compensation and benefits                                                              10,939          11,614
    Income taxes payable                                                                            3,375           2,830
    Other current liabilities                                                                      12,465           5,674
                                                                                              -----------------------------
        Total Current Liabilities                                                                  57,023          46,880
                                                                                              -----------------------------
Long-Term Debt                                                                                    187,266          73,426
Other Liabilities                                                                                  18,372          17,718
Deferred Income Taxes                                                                               3,547           2,631
Stockholders' Equity
    Common stock (shares issued of 27,173 and 27,811)                                              47,714          62,263
    Retained earnings                                                                              86,436         118,693
    Accumulated other comprehensive income                                                          1,113          (1,217)
    Other                                                                                          (2,006)           (987)
                                                                                              -----------------------------
        Total Stockholders' Equity                                                                133,257         178,752
                                                                                              -----------------------------
Total Liabilities and Stockholders' Equity                                                     $  399,465      $  319,407
                                                                                              -----------------------------
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


20 / BMC INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                        ACCUMULATED
                                                                                              OTHER
                                                               COMMON       RETAINED  COMPREHENSIVE
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996                    STOCK       EARNINGS         INCOME        OTHER         TOTAL
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                $  52,974      $  50,962      $   5,749     $  (1,219)    $ 108,466
Comprehensive Income:
    Net earnings                                                   --         35,101             --            --        35,101
    Translation adjustment                                         --             --         (1,775)           --        (1,775)
                                                                                                                        ---------
  Total comprehensive income                                                                                             33,326
                                                                                                                        ---------
Exercise of options, 315 shares, including tax benefit          3,593             --             --            --         3,593
Restricted stock grants, net of forfeitures
  and including tax benefits                                      (16)            --             --            --           (16)

Repayments of employee loans for option exercises,
  net of additional loans                                          --             --             --           173           173
Cash dividends declared -- $0.0525 per share                       --         (1,434)            --            --        (1,434)
                                                            ---------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                   56,551         84,629          3,974        (1,046)      144,108
Comprehensive Income:
    Net earnings                                                   --         35,721             --            --        35,721
    Translation adjustment                                         --             --         (5,191)           --        (5,191)
                                                                                                                        ---------
  Total comprehensive income                                                                                             30,530
                                                                                                                        ---------
Exercise of options, 428 shares, including tax benefit          5,697             --             --            --         5,697
Restricted stock grants, net of forfeitures
    and including tax benefits                                     15             --             --            --            15

Repayments of employee loans for option exercises,
    net of additional loans                                        --             --             --            59            59
Cash dividends declared -- $0.06 per share                         --         (1,657)            --            --        (1,657)
                                                            ---------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                                   62,263        118,693         (1,217)         (987)      178,752
Comprehensive Income:
    Net loss                                                       --        (30,635)            --            --       (30,635)
    Translation adjustment                                         --             --          2,330            --         2,330
                                                                                                                        ---------
  Total comprehensive income                                                                                            (28,305)
                                                                                                                        ---------
Repurchase of 1,000 shares of Company stock                   (16,636)            --             --            --       (16,636)
Exercise of options, 345 shares, including tax benefit          2,048             --             --            --         2,048
Restricted stock grants, net of forfeitures
   and including tax benefits                                      39             --             --            --            39

Employee loans for option exercises, net of repayments             --             --             --        (1,019)       (1,019)
Cash dividends declared -- $0.06 per share                         --         (1,622)            --            --        (1,622)
                                                            ---------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                                $  47,714      $  86,436      $   1,113     $  (2,006)    $ 133,257
                                                            ---------------------------------------------------------------------

COMMON STOCK: 99,000 SHARES OF VOTING COMMON STOCK WITHOUT PAR VALUE AUTHORIZED; 27,173, 27,811 AND 27,381 SHARES ISSUED AND OUTSTANDING AT DECEMBER 31, 1998, 1997 AND 1996, RESPECTIVELY.

UNDESIGNATED STOCK: 500 SHARES AUTHORIZED, OF WHICH 200 SHARES WERE DESIGNATED AS SERIES A JUNIOR PARTICIPATING PREFERRED SHARES ON JUNE 30, 1998 IN CONNECTION WITH THE COMPANY'S ADOPTION OF A SHARE RIGHTS PLAN. THE BOARD OF DIRECTORS IS AUTHORIZED TO DESIGNATE THE NAME OF EACH CLASS OR SERIES OF THE UNDESIGNATED SHARES AND TO SET THE TERMS THEREOF (INCLUDING, WITHOUT LIMITATION, TERMS WITH RESPECT TO REDEMPTION, DIVIDEND, LIQUIDATION, CONVERSION AND VOTING RIGHTS AND PREFERENCES).


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                       BMC INDUSTRIES, INC. / 21

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

YEARS ENDED DECEMBER 31                                                             1998             1997            1996
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
NET EARNINGS (LOSS)                                                            $ (30,635)      $   35,721      $   35,101
ADJUSTMENTS TO RECONCILE NET EARNINGS (LOSS) TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES
Depreciation and amortization                                                     21,014           13,349          10,171
Impairment of long-lived assets                                                   42,800               --              --
Acquired in-process research and development                                       9,500               --              --
Provisions for product returns, uncollectable trade receivables
  and inventory reserves                                                          11,985           2,322            4,358
Deferred income taxes                                                            (11,939)           4,347            (460)
Other noncash income and expense items                                              (933)            (864)         (1,489)
DECREASE (INCREASE) IN ASSETS
    Trade accounts receivable                                                     (4,915)          (7,308)         (3,482)
    Inventories                                                                  (11,621)         (23,066)        (19,599)
    Other current assets                                                            (616)          (5,296)         (3,471)
    Other noncurrent assets                                                        4,782           (3,051)           (217)
INCREASE (DECREASE) IN LIABILITIES
    Accounts payable                                                                (560)           6,438            (785)
    Income taxes payable                                                             581           (4,248)         (1,300)
    Accrued expenses and other current liabilities                                (1,995)          (2,568)          3,585
    Other noncurrent liabilities                                                    (500)          (1,109)         (1,626)
                                                                              ---------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         26,948           14,667          20,786
                                                                              ---------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property, plant and equipment                                       (21,427)         (75,110)        (54,662)
Business acquisitions, net of cash acquired                                     (101,000)          (1,817)             --
Proceeds from sale of property and equipment                                          --               60              --
                                                                              ---------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                           (122,427)         (76,867)        (54,662)
                                                                              ---------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

Increase (decrease) in short-term borrowings                                         723             (130)          1,257
Increase in long-term debt                                                       110,601           58,135          16,950
Common stock issued, including tax benefit                                         2,087            5,712           3,577
Common stock repurchased                                                         (16,636)              --              --
Cash dividends paid                                                               (1,632)          (1,650)         (1,361)
Employee (loans) for exercise of stock options, net of repayments                 (1,019)              59             173
                                                                              ---------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                         94,124           62,126          20,596
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                          --              (87)            (50)
                                                                              ---------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                         (1,355)            (161)        (13,330)
Cash and cash equivalents at beginning of year                                     2,383            2,544          15,874
                                                                              ---------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $   1,028       $    2,383      $    2,544
                                                                              ---------------------------------------------
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



22 / BMC INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

    The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly or majority-owned.

    REVENUE RECOGNITION -- Revenue related to the majority of the Company's products is recognized upon shipment of product to the customer.

    CASH EQUIVALENTS -- Consist of highly liquid debt instruments with a maturity of three months or less at the date of purchase. These instruments are carried at cost, which approximates fair market value.

    INVENTORIES -- Stated at the lower of cost or market. Cost is determined principally on the average cost method. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts.

    PROPERTY, PLANT AND EQUIPMENT -- Stated at cost. Depreciation is provided on the straight-line method over estimated useful lives of generally 40 years for buildings, 20 years for building improvements and infrastructure, and eight years for machinery and equipment. Depreciation of assets included in construction in progress does not begin until the construction is complete and the assets are placed into service. Depreciation expense for the year ended December 31, 1998 was $18,980.

    Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets," prescribes that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable, and the estimated future undiscounted cash flows related to the asset are less than the carrying amount of the asset. The Company recorded a charge of $26,700 after-tax ($42,800 pre-tax) during the quarter ended June 30, 1998 for the write-down of certain Precision Imaged Products
(PIP) operations fixed assets. See Note 6 for further discussion.

    INTANGIBLE ASSETS -- Consist primarily of goodwill and other acquisition-related intangible assets which are stated at cost or at fair value as of the date acquired in a business acquisition accounted for as a purchase, less accumulated amortization. Amortization is computed on a straight-line basis over estimated useful lives of seven to 30 years. Amortization expense for the year ended December 31, 1998 was $2,034.

    INCOME TAXES -- A deferred tax liability is recognized for temporary differences between financial reporting and tax reporting that will result in taxable income in future years. A deferred tax asset is recognized for temporary differences that will result in tax deductions in future years.

    POST-RETIREMENT BENEFITS OTHER THAN PENSIONS -- The Company accrues the expected cost of providing post-retirement benefits other than pensions during the years that eligible employees render service.

    EARNINGS PER SHARE -- The basic earnings per share amounts are determined based on the weighted average common shares outstanding while the diluted earnings per share amounts also give effect to the common shares dilutive potential. For the Company's earnings per share calculations, the basic and diluted weighted average outstanding share amounts differ only due to the dilutive impact of stock options.

    STOCK-BASED COMPENSATION -- The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

    ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    NEW ACCOUNTING STANDARDS -- Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires disclosure of comprehensive income and its components in the Company's financial statements. SFAS No. 130 requires foreign currency transla-


                                                       BMC INDUSTRIES, INC. / 23
tion adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in comprehensive income. Disclosures of comprehensive income and its components in prior year financial statements have been restated, where appropriate, to conform to the requirements of SFAS No. 130.

    Effective in the year ended December 31, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position.

    Effective January 1, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits." The statement supersedes the disclosure requirements in SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions." The overall objective of SFAS No. 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS No. 132 did not affect results of operations or financial position, but did affect the disclosures for pensions and other post-retirement benefits.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities." The new Statement will significantly change how companies account for derivatives and hedging activities, including the following two key elements: (1) all derivatives will be measured at fair value and recognized in the balance sheet as assets or liabilities and (2) derivatives meeting certain criteria could be specifically designated as a hedge. The Company is currently evaluating the impact of adoption of this Statement which is effective for the Company in the year 2000.

    RECLASSIFICATION -- Certain items in the 1997 and 1996 Consolidated Financial Statements have been reclassified to conform to the 1998 presentation. These reclassifications had no impact on net income or stockholders' equity as previously reported.

2. BUSINESS ACQUISITION

    On May 15, 1998, the Company, through a wholly owned subsidiary, acquired the Orcolite business unit of the Monsanto Company (Orcolite) for the cash purchase price of $101,000. For financial statement purposes, the acquisition has been accounted for under the purchase method of accounting with the excess of the purchase price over the fair value of the net tangible assets acquired recorded as intangible assets which are being amortized over periods ranging from seven to 30 years.

    In addition, in accordance with generally accepted accounting principles, the independently appraised value of acquired in-process research and development purchased in conjunction with the acquisition was written-off as a charge of $9,500 (pre-tax) during the second quarter of 1998. The appraised value represents the estimated fair value of in-process R&D based on risk-adjusted cash flows related to the in-process R&D projects. At the date of the acquisition, the development of these projects had not reached technological feasibility, and these projects had no alternative future uses. There is no assurance that the in-process projects will be completed, or that they will meet either technological or commercial success.

    The consolidated statements of operations reflect the operations of Orcolite after May 15, 1998. The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and the Orcolite business unit as if the acquisition had occurred at the beginning of fiscal 1997, with pro forma adjustments to give effect to amortization of goodwill and other intangible assets, depreciation expense on the fair value of property, plant and equipment and interest expense on acquisition debt, together with the related income tax effects. The pro forma adjustments do not include the $9,500 write-off of acquired in-process research and development discussed above.


24 / BMC INDUSTRIES, INC.

                                            Unaudited
Years Ended December 31                1998           1997
------------------------------------------------------------
Revenues                           $  349,356    $  341,911
Net earnings (loss)                   (32,253)       32,198
Diluted earnings per share              (1.19)         1.13
                                  --------------------------

    The unaudited pro forma condensed combined financial information above is not necessarily indicative of what actual results would have been had the acquisition occurred at the date indicated. Also, the anticipated financial impact resulting from business synergies has not been reflected in the above pro forma financial information. Such synergies include the following: consolidation of selling, marketing, distribution, customer service and administrative functions; consolidation of research and development and technical services functions; optimization of combined production capacity; and improved purchasing leverage.

3. INVENTORIES

    The following is a summary of inventories at December 31:

                                          1998         1997
------------------------------------------------------------
Raw materials                        $  24,845    $  24,542
Work in process                          9,047       15,971
Finished goods                          48,961       29,598
                                    ------------------------
Total inventories                    $  82,853    $  70,111
                                    ------------------------

4. OTHER ASSETS AND LIABILITIES

    The following is a summary of other current assets at December 31:

                                        1998           1997
------------------------------------------------------------
Federal income tax refundable        $ 5,304        $ 5,628
Molds used to produce eyewear
   lenses                              5,116          4,169
Other                                  3,927          3,798
                                    ------------------------
Total other current assets           $14,347        $13,595
                                    ------------------------

    The following is a summary of other current liabilities at December 31:

                                                 1998         1997
---------------------------------------------------------------------
Accrued acquisition-related expenses         $  4,699        $    --
Other                                           7,766          5,674
                                            -------------------------
    Total other current liabilities          $ 12,465        $ 5,674
                                            -------------------------

The following is a summary of other long-term liabilities at December 31:

                                          1998         1997
------------------------------------------------------------
Accrued foreign pension cost         $   9,573     $  8,042
Employee retirement obligations          4,660        4,991
Other                                    4,139        4,685
                                    ------------------------
Total other long-term liabilities    $  18,372     $ 17,718
                                    ------------------------

5. INTANGIBLE ASSETS

    The following is a summary of intangible assets at December 31:

                                          1998        1997
-----------------------------------------------------------
Goodwill                             $  64,113     $ 3,719
Other                                   11,877           7
                                    -----------------------
Total                                   75,990       3,726
Less accumulated amortization           (2,812)       (778)
                                    -----------------------
Total intangible assets              $  73,178     $ 2,948
                                    -----------------------

6. PROPERTY, PLANT AND EQUIPMENT

    The following is a summary of property, plant and equipment at December 31:

                                          1998        1997
-----------------------------------------------------------
Land and improvements              $     5,475   $   3,523
Buildings and improvements              98,423     114,631
Machinery and equipment                165,486     151,410
Construction in progress                 7,246      13,506
                                  -------------------------
Total                                  276,630     283,070
Less accumulated depreciation
   and amortization                   (114,036)   (100,688)
                                  -------------------------
Total property, plant and
   equipment, net                  $   162,594   $ 182,382
                                  -------------------------

    The Company recorded a charge of $26,700 after-tax ($42,800 pre-tax) during the quarter ended June 30, 1998 for the write-down of certain Precision Imaged Products (PIP) operations fixed assets, primarily those related to the production of computer monitor masks. After careful assessment of various factors relevant to these assets, including significant declines in sales prices within the computer monitor mask market, management determined it was


                                                       BMC INDUSTRIES, INC. / 25
appropriate to write down the value of these assets and, accordingly, such assets were written down to estimated fair value based on estimated discounted future cash flows in accordance with SFAS No. 121.

7. DEBT

    The following is a summary of long-term debt at December 31:

                                          1998        1997
-----------------------------------------------------------
U.S. revolving credit facility      $  178,700   $  64,250
German credit facility                   7,056       8,712
Other                                    3,439       1,603
                                   ------------------------
                                       189,195      74,565
Less amounts due within one year        (1,929)     (1,139)
                                   ------------------------
Total long-term debt                $  187,266   $  73,426
                                   ------------------------

    During the second quarter of 1998, the Company entered into a new five-year revolving domestic credit agreement, as amended (the Agreement), with a syndicate of banks for secured borrowings totaling up to $250,000. This agreement is secured by a pledge of certain shares of common stock of the Company's subsidiaries. Borrowings under the Agreement bear interest at the Eurodollar Rate plus 0.5% to 1.625% (6.875% at December 31, 1998). The rate spread is dependent upon the Company's ratio of debt to cash flow, as defined. In addition, the Company pays a facility fee on unborrowed funds at rates ranging from 0.225% to 0.475% (0.475% at December 31, 1998), depending on the Company's debt to cash flow ratio. Under terms of the Agreement, the Company must meet certain financial covenants, including maintaining a specified consolidated net worth, leverage ratio (debt to cash flow), interest coverage ratio and level of capital expenditures. The Company was in compliance with all covenants under the Agreement and had borrowings of $178,700 under the Agreement at December 31, 1998.

    The Company's German subsidiary maintains short-term credit lines of $2,400 and long-term credit lines of $21,600. The short-term credit lines are unsecured and bear interest at either 0.75% over the DM LIBOR rate or approximately 3.0% over the German Bundesbank Discount rate. The short-term credit lines may be withdrawn by the lender at any time. The weighted average interest rate on short-term debt outstanding at December 31, 1998 and 1997 was 5.5% and 7.0%, respectively. A portion of the long-term credit line is secured by land and buildings with a net book value of $13,709 at December 31, 1998. These long-term credit lines bear interest at 0.50% to 0.75% over the DM LIBOR rate.

    In March 1997, the Company entered into an interest rate swap agreement that allows the Company to swap a variable interest rate for a fixed interest rate of 6.365% on $15,000 of notional debt for a period of two years ending March 1999. In August 1998, the Company entered into additional multiple interest rate swap agreements for a total of $100 million of notional debt which provide for the Company to swap a variable interest rate for fixed interest rates ranging from 5.74% to 5.76% plus a specified spread depending on the swap involved (7.12% to 7.14% including current spread of 1.375%). These swaps expire at various dates ranging from July 1999 to August 2000. The notional amount of debt is not a measure of the Company's exposure to credit or market risks and is not included in the condensed consolidated balance sheet. Fixing the interest rate minimizes the Company's exposure to the uncertainty of floating interest rates during this two-year period. Amounts to be paid or received under the interest rate swap agreement are accrued and recorded as an adjustment to Interest Expense during the term of the interest rate swap agreement.

    In October and November 1998, the Company entered into cross-currency swaps which provided for the Company to swap $20,000 of notional debt for the equivalent amount of Japanese yen-denominated debt. These swaps were subsequently closed out in November 1998. Under these swaps, the Company also effectively swapped a U.S. dollar-based interest rate of 5.5% for a Japanese yen-based interest rate of 1.1%. These Japanese yen-based debt derivatives were accounted for under mark-to-market accounting. The Company recognized a pre-tax gain of $890 under these swap agreements in 1998. In January 1999, the Company entered into an agreement to swap $10,000 of notional debt for the equivalent amount of Japanese yen-denominated debt. This swap also effectively swapped a U.S. dollar-based interest rate of 5.10% for a Japanese yen-based interest rate of 1.05% and expires in January 2002.

    On December 31, 1998 and 1997, the estimated fair value of the Company's debt described above approximates the recorded amount.

    Annual maturities of long-term debt for the next five years are $1,929 in 1999, $7,767 in 2000, $633 in 2001, $126 in 2002 , $178,710 in 2003 and $30
thereafter.


26 / BMC INDUSTRIES, INC.

    There were $1,000 of outstanding letters of credit at December 31, 1998.

    Interest expense paid, net of amounts capitalized of $685, $2,609 and $302, was $11,456, $660 and $15 in 1998, 1997 and 1996, respectively.

8. COMMITMENTS

    The Company leases four manufacturing facilities, 17 sales, distribution or administrative facilities and the Company headquarters. In addition, the Company leases data processing and other equipment.

    At December 31, 1998, the approximate future minimum rental commitments required under non-cancelable operating leases are as follows:

-----------------------------------------------------------
1999                                             $     973
2000                                                   929
2001                                                   876
2002                                                   864
2003                                                   619
Thereafter                                              90
                                                -----------
Total minimum lease payments                     $   4,351
                                                -----------

    Rent expense was $1,079, $1,892, and $2,535 in 1998, 1997 and 1996,
respectively.

    The Company's Vision-Ease subsidiary has entered into a long-term Product Manufacturing and Sales Agreement (the Supply Agreement) with a plastic lens manufacturer located in Southeast Asia. The Supply Agreement provides for the Southeast Asian manufacturer to supply, and Vision-Ease to purchase, certain minimum levels of plastic lenses. At December 31, 1998, the approximate future purchase commitments under this Supply Agreement were as follows:

-----------------------------------------------------------
1999                                             $   8,000
2000                                                 8,900
                                                -----------

    The Company's German subsidiary has a significant portion of its sales denominated in U.S. dollars (approximately 31% and 28% in 1998 and 1997, respectively). As most of the German subsidiary's expenses are denominated in the German mark, this represents the most significant element of the Company's direct exposure to currency rate fluctuations. This exposure is generally addressed as needed through the purchase of forward contracts and options. At December 31, 1998, there were no outstanding forward contracts or options. As of December 31, 1997, the Company had approximately $3,600 of outstanding foreign currency exchange options to exchange U.S. dollars for German marks at a set exchange rate. These foreign exchange options do not expose the Company to financial risk as the contracts provide an option to exchange the currencies, but do not obligate the Company to make a foreign currency exchange. Premiums paid for foreign currency exchange options are amortized to Other Expense over the life of the options. Upon exercise of foreign currency exchange options, gains are recorded as a reduction of Cost of Products Sold.

    At December 31, 1998, the Company had commitments of approximately $3,200 related to capital projects.

9.  STOCK OPTIONS/AWARDS AND STOCK REPURCHASES/OTHER

    The 1994 Stock Incentive Plan (the 1994 Plan) provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of the Company's common stock and for other stock-based awards to officers, directors and key employees responsible for the direction and management of the Company and to non-employee consultants and independent contractors. At December 31, 1998, 2,984 shares of common stock were reserved for issuance under the 1994 Plan and for outstanding options under the 1984 Omnibus Stock Plan, which terminated on January 10, 1994. The reserved shares included 655 shares available for awards under the 1994 Plan.

                                                       BMC INDUSTRIES, INC. / 27

    Information relating to stock options during 1998, 1997 and 1996 is as follows:

                                                            OPTION PRICE
                                       NUMBER         PER SHARE      TOTAL
                                      OF SHARES        AVERAGE       PRICE
-----------------------------------------------------------------------------
Shares under option at
    December 31, 1995                  2,363         $    5.18     $ 12,236
Granted                                   87             26.99        2,362
Exercised                               (315)             2.79         (882)
Forfeited                                (15)             8.71         (131)
-----------------------------------------------------------------------------
Shares under option at
    December 31, 1996                  2,120              6.41       13,585
Granted                                  611             23.75       14,513
Exercised                               (428)             3.81       (1,631)
Forfeited                                (78)            15.15       (1,182)
-----------------------------------------------------------------------------
Shares under option at
    December 31, 1997                  2,225             11.36       25,285
Granted                                  902              9.38        8,465
Exercised                               (345)             4.70       (1,621)
Forfeited                               (201)            13.78       (2,769)
Terminated                              (252)            16.40       (4,134)
-----------------------------------------------------------------------------
Shares under option at
    December 31, 1998                  2,329         $   10.83     $ 25,226
-----------------------------------------------------------------------------
Shares exercisable at
    December 31, 1998                    942         $    7.07     $  6,660
-----------------------------------------------------------------------------
Shares exercisable at
    December 31, 1997                    908         $    4.18     $  3,797
-----------------------------------------------------------------------------
Shares exercisable at
    December 31, 1996                  1,035         $    3.04     $  3,149
-----------------------------------------------------------------------------

    The following table summarizes information concerning currently outstanding and exercisable options:

                                 OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
-----------------------------------------------------------   -------------------------
                                       WEIGHTED
                                        AVERAGE    WEIGHTED                   WEIGHTED
                                      REMAINING     AVERAGE                    AVERAGE
        RANGE OF         NUMBER     CONTRACTUAL    EXERCISE        NUMBER     EXERCISE
 EXERCISE PRICES    OUTSTANDING    LIFE (YEARS)       PRICE   EXERCISABLE        PRICE
-----------------------------------------------------------   -------------------------
  $   0 - 5              722            3.9         $  2.86          591        $ 2.59
      5 -10              910            7.9            7.15          189          7.51
    10 - 20              213            6.8           18.05           50         16.84
    20 - 31              484            7.2           26.47          112         25.63
-----------------------------------------------------------   -------------------------
                       2,329            6.4         $ 10.83          942        $ 7.07
-----------------------------------------------------------   -------------------------

    All outstanding options are nonqualified options. No compensation expense related to stock option grants was recorded in 1998, 1997 or 1996 as the option exercise prices were equal to fair market value on the date of grant.

    At December 31, 1998, there were 23 shares outstanding pursuant to other stock-based awards under the 1994 Plan.

    Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996:

                                 1998       1997      1996
-------------------------------------------------------------
Risk-free interest rate         5.50%      5.71%      6.21%
Dividend yield                  0.96%      0.30%      0.19%
Volatility factor               0.55       0.47       0.39
Weighted average expected life  5 years    5 years    5 years

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

    For purposes of pro forma disclosures, the estimated fair value of the options using the Black-Scholes option pricing model is amortized to expense over the options' vesting period.


28 / BMC INDUSTRIES, INC.

    The Company's pro forma net earnings and earnings per share were as follows:

                                                     1998               1997              1996
-------------------------------------------------------------------------------------------------
Net earnings - as reported                       $ (30,635)        $   35,721        $   35,101
Net earnings - pro forma                           (32,006)            34,926            34,746
Basic earnings per share -
  as reported                                        (1.13)              1.30              1.29
Basic earnings per share -
  pro forma                                          (1.18)              1.27              1.23
Diluted earnings per share -
  as reported                                        (1.13)              1.25              1.24
Diluted earnings per share -
  pro forma                                          (1.18)              1.22              1.23
Weighted average fair
  value of options granted
  during the year                                     4.52              10.98             11.61
-------------------------------------------------------------------------------------------------

    Because SFAS No. 123 provides for pro forma amounts for options granted beginning in 1995, the pro forma expense will likely increase in future years as the new option grants become subject to the pricing model.

    STOCK OPTION EXERCISE LOAN PROGRAM. The Company maintains the Stock Option Exercise Loan Program under which holders of exercisable stock options may obtain interest-free and interest-bearing loans from the Company to facilitate their exercise of stock options. Such full recourse loans are evidenced by demand promissory notes and are secured by shares of stock. The portion of such loans directly related to the option exercise price is classified as a reduction of stockholders' equity. The remainder is included in current assets.

    COMMON STOCK REPURCHASES. In January 1998, the Company repurchased 1,000 common shares at a total cost of approximately $16,600. This share repurchase was financed using the Company's domestic bank credit facility.

    SHARE RIGHTS PLAN. In June 1998, the Company adopted a Share Rights Plan and declared a dividend of one Preferred Share Purchase Right for each outstanding share of common stock to stockholders of record on July 20, 1998. The Rights will become exercisable after any person or group acquires or announces a tender or exchange offer resulting in the beneficial ownership of 15% or more of the Company's common stock. Each Right entitles shareholders to buy one five-hundredth of a share of a newly created series of preferred stock at an exercise price of $75 subject to adjustment upon certain events. If any person or group acquires 15% or more of the Company's common stock, if the Company is acquired in a business combination, or if the Company sells 50% or more of its assets, each Right entitles its holder, other than the person or group acquiring the common stock, to purchase at the Right's then current exercise price, shares of the Company's common stock having a value of twice the Right's then current exercise price. The Rights are redeemable at $0.001 per Right and will expire on July 20, 2008, unless extended or earlier redeemed by the Company.

10. EMPLOYEE BENEFIT PLANS

    The Company maintains a savings and profit sharing plan covering substantially all of its domestic salaried employees and a majority of those domestic hourly employees not covered by a pension plan or retirement fund described below. Under the terms of the profit sharing provision of the plan, the Company makes an annual minimum contribution equal to 3% of participants' wages, with the potential for an additional discretionary contribution depending upon the Company's profitability. Provisions of the profit sharing portion of the plan include 100% vesting after five years of continuous service and payment of benefits upon retirement, total disability, death or termination. Under the terms of the savings portion of the plan, the Company makes an annual minimum contribution, which is invested in Company stock, equal to 25% of participants' before-tax contributions up to 6% of base salary, with the potential for an additional discretionary contribution depending upon the Company's profitability. Provisions of the savings portion of the plan include vesting of the Company's contributions at the rate of 25% per year of continuous service and payment of benefits upon retirement, total disability, death or termination.

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


                                                       BMC INDUSTRIES, INC. / 29

    In 1989, the Company adopted a supplemental defined benefit retirement plan for corporate and operations management over 45 years of age. In 1992, the Company curtailed benefits payable under the plan. The Company's funding policy is to maintain plan assets approximately equal to the vested benefit obligation.

    In addition, the Company's German subsidiary has a noncontributory defined benefit pension plan covering substantially all of its employees. Benefits payable under the plan are based upon the participant's base salary prior to retirement and years of credited service. As allowed under German law, this plan is not funded. However, under generally accepted accounting principles, the estimated future liability is accrued in the Company's Consolidated Financial Statements.

    In addition to the defined benefit plans discussed above, the Company has two defined benefit post-retirement plans covering certain domestic employees. One plan provides medical benefits and the other provides life insurance benefits. Under the medical benefits plan, the Company provides a specific dollar amount to retired salaried employees or their surviving spouses to purchase coverage through the BMC Flexible Benefits Plan. The annual increase in these Company provided amounts is limited to 5%. The life insurance plan provides term life insurance coverage to all retired full-time hourly employees at one domestic operation. The Company accrues the expected cost of providing benefits under these two plans during the years that eligible employees render service. Neither plan is funded. Assumed increases or decreases to health care trend rates do not have an impact on the Company's post-retirement medical plan as the Company has a cap on the maximum cost.

    The above described defined benefit and post-retirement plans included the following components:

                                                                        PENSION BENEFITS           POST-RETIREMENT BENEFITS
                                                                      --------------------         ------------------------
                                                                      1998            1997            1998           1997
---------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                          $  12,898        $ 12,636        $  1,542       $  1,243
Service cost                                                           497             469              87             73
Interest cost                                                          832             824             108             91
Foreign currency exchange rate changes                                 739          (1,340)             --             --
Actuarial (gain) loss                                                 (137)            536              --            210
Benefit payments                                                      (508)           (368)            (75)           (75)
Curtailments                                                            --             141              --             --
                                                                -----------------------------------------------------------
Benefit obligation at end of year                                   14,321          12,898           1,662          1,542
                                                                -----------------------------------------------------------
CHANGE IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at beginning of year                       4,225           3,650              --             --
Actual return on plan assets                                          (334)            783              --             --
Employer contribution                                                   --              --              75             75
Benefit payments                                                      (312)           (208)            (75)           (75)
                                                                -----------------------------------------------------------
Fair value of plan assets at end of year                             3,579           4,225              --             --
                                                                -----------------------------------------------------------
FUNDED STATUS
Funded status of the plan (underfunded)                            (10,742)         (8,673)         (1,662)        (1,542)
Unrecognized transitional amount                                        90              97              --             --
Unrecognized net loss (gain)                                           778             150            (147)          (147)
                                                                -----------------------------------------------------------
Accrued pension cost                                             $  (9,874)       $ (8,426)       $ (1,809)      $ (1,689)
                                                                -----------------------------------------------------------


30 / BMC INDUSTRIES, INC.

                                                                                      1998            1997           1996
----------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC PENSION COST
Pension benefits:
  Service cost                                                                    $    497         $   469       $    475
  Interest cost                                                                        832             824            810
  Expected return on plan assets                                                      (371)           (248)          (209)
  Amortization of transition obligation                                                 15              18             24
  Amortization of prior service cost                                                    --               7             12
  Recognized actuarial gain                                                             (5)             (8)            --
Curtailment loss                                                                        --             141             --
                                                                                 ------------------------------------------
Net periodic pension cost                                                         $    968         $ 1,203        $ 1,112
                                                                                 ------------------------------------------
Post-retirement benefits:
  Service cost                                                                    $     87         $    73        $    74
  Interest cost                                                                        108              91             80
  Recognized actuarial gain                                                             --             (14)           (14)
                                                                                 ------------------------------------------
Net periodic pension cost                                                         $    195         $   150        $   140
                                                                                 ------------------------------------------

    Assumptions used in developing the projected benefit obligation and the net periodic pension cost as of December 31, were as follows:

                                     1998        1997          1996
--------------------------------------------------------------------
Domestic plans (including
  post-retirement plan):
  Discount rate                     6.75%        7.50%        7.50%
  Rate of return on
    plan assets                     9.00%        7.00%        7.00%
Foreign plan:
  Discount rate                     6.00%        6.30%        7.00%
  Rate of increase in
    compensation                    2.50%        3.00%        3.00%
                                   ---------------------------------

    Under a contract with its union employees, one of the Company's domestic operations makes, on behalf of each active participant, fixed weekly contributions to a retirement fund (aggregating $173, $145 and $150 in 1998, 1997 and 1996, respectively). At December 31, 1998, the market value of this fund's assets of $18,350 exceeded benefit obligations of $16,259 by $2,091. Pursuant to the plan, excess funded amounts are not available to the Company.

    The total cost of all profit sharing, savings and pension plans, domestic and foreign, was $2,708, $3,118 and $4,523 in 1998, 1997 and 1996, respectively.

11. INCOME TAXES

    The provision (benefit) for income taxes was based on earnings (loss) before income taxes, as follows:

Years Ended December 31             1998             1997            1996
--------------------------------------------------------------------------
Domestic                       $ (50,756)        $ 42,605        $ 47,397
Foreign                            2,072            8,597           5,006
                              --------------------------------------------
Earnings (loss) before
  income taxes                 $ (48,684)        $ 51,202        $ 52,403
                              --------------------------------------------

    The provision (benefit) for income taxes consisted of:

Years Ended December 31     1998          1997         1996
------------------------------------------------------------
Current
  Federal              $  (6,223)    $   7,957    $  13,227
  State                       75           722        1,931
  Foreign                    150         2,455        2,604
Deferred
  Federal and state      (12,722)        2,736         (386)
  Foreign                    671         1,611          (74)
                      --------------------------------------
Income tax
  expense (benefit)    $ (18,049)    $  15,481    $  17,302
                      --------------------------------------

                                                       BMC INDUSTRIES, INC. / 31

    Significant components of deferred income tax assets and liabilities were as follows at December 31:

                                          1998        1997
-----------------------------------------------------------
FEDERAL AND STATE NET DEFERRED
  INCOME TAXES
Deferred tax asset
  Reserves and accruals              $   6,103    $  3,583
  Depreciation                           4,423          --
  Compensation and benefit-related
    accruals                             4,151       4,574
  Other temporary differences            3,604       2,180
  Tax credit carryovers                  2,535          --
                                    ------------------------
  Total                                 20,816      10,337
                                    ------------------------
Deferred tax liability
  Depreciation                              --      (2,031)
  Capitalized molds and tooling           (782)       (996)
                                    ------------------------
  Total                                   (782)     (3,027)
                                    ------------------------
Net deferred tax asset               $  20,034    $  7,310
                                    ------------------------
FOREIGN NET DEFERRED INCOME TAXES

Deferred tax liability
  Depreciation                       $  (4,522)   $ (3,264)
  Other temporary differences             (142)       (203)
                                    ------------------------
  Total                                 (4,664)     (3,467)
                                    ------------------------
Deferred tax asset
  Retirement benefits                      710         586
  Other temporary differences              343         161
                                    ------------------------
  Total                                  1,053         747
                                    ------------------------
Net deferred tax liability           $  (3,611)   $ (2,720)
                                    ------------------------

    The federal and state net deferred tax asset included a current portion of $14,603 and $5,881 at December 31, 1998 and 1997, respectively, and a long-term portion of $5,431 and $1,429 at December 31, 1998 and 1997, respectively. The foreign net deferred tax liability included a current liability of $63 and $89 at December 31, 1998 and 1997, respectively, and a long-term liability of $3,547 and $2,631 at December 31, 1998 and 1997, respectively.

    The differences between income taxes at the U.S. federal statutory tax rate and the effective tax rate were as follows:

Years Ended December 31             1998            1997            1996
--------------------------------------------------------------------------
Statutory rate                     (35.0)%          35.0%           35.0%
Differences in taxation
  of foreign earnings                0.1             2.0             1.5
Foreign income taxed
  in the U.S.                       (1.9)           (0.5)             --
State income taxes,
  net of federal benefit            (1.4)            1.3             2.6
Change in deferred tax
  valuation allowance                 --            (7.2)           (5.4)
Other items                          1.1            (0.4)           (0.7)
                                  ----------------------------------------
Effective tax rate                 (37.1)%          30.2%           33.0%
                                  ----------------------------------------

    Differences in taxation of foreign earnings relate primarily to taxation of foreign earnings at rates in excess of the U.S. statutory rate. Undistributed earnings of foreign subsidiaries at December 31, 1998 were approximately $14,229. No U.S. taxes have been provided on these undistributed earnings because the Company expects to be able to utilize foreign tax credits to offset any U.S. tax that would result from their distribution.

    Income taxes (refunded) paid were $(8,571), $17,447 and $17,039 in 1998, 1997 and 1996, respectively.

12. SEGMENT INFORMATION

    The Company has two operating segments which manufacture and sell a variety of products: Precision Imaged Products and Optical Products. Precision Imaged Products manufactures principally aperture masks, photochemically etched fine mesh grids used in the manufacture of color television tubes and computer monitors. Optical Products manufactures ophthalmic lenses. Net sales of aperture masks comprised 86%, 87% and 88% of Precision Imaged Products segment revenues in 1998, 1997 and 1996, respectively, and 54%, 61% and 60% of the Company's consolidated total revenues in 1998, 1997 and 1996, respectively.


32 / BMC INDUSTRIES, INC.

    The following is a summary of certain financial information relating to the two segments:

Years Ended December 31                                                       1998               1997                1996
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES BY SEGMENT
Precision Imaged Products                                              $   212,083         $   219,007         $  192,552
Optical Products                                                           123,055              93,531             87,935
                                                                      -----------------------------------------------------
Total Revenues                                                         $   335,138         $   312,538         $  280,487
                                                                      -----------------------------------------------------
OPERATING PROFIT (LOSS) BY SEGMENT
Precision Imaged Products
Before corporate allocation and impairment charge                      $     1,969         $    41,489         $   43,087
Impairment of long-lived assets                                            (42,800)                 --                 --
Less corporate allocation(1)                                                (2,522)             (2,314)            (2,416)
                                                                      -----------------------------------------------------
Total                                                                      (43,353)             39,175             40,671
                                                                      -----------------------------------------------------
Optical Products
Before corporate allocation and acquired research
  and development charge                                                    19,678              14,885             14,365
Acquired in-process research and development                                (9,500)                 --                 --
Less corporate allocation(1)                                                (1,464)               (988)            (1,104)
                                                                      -----------------------------------------------------
Total                                                                        8,714              13,897             13,261
                                                                      -----------------------------------------------------
TOTAL SEGMENT OPERATING PROFIT (LOSS)                                      (34,639)             53,072             53,932
Corporate expense                                                           (1,193)             (1,014)            (1,485)
Interest income (expense), net                                             (13,374)             (1,065)              (280)
Other income (expense)                                                         522                 209                236
                                                                      -----------------------------------------------------
Earnings (loss) before income taxes                                    $   (48,684)        $    51,202         $   52,403
                                                                      -----------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT
Precision Imaged Products                                              $   168,540         $   218,988         $  158,276
Optical Products                                                           206,825              81,834             58,617
                                                                      -----------------------------------------------------
Total Identifiable Assets                                                  375,365             300,822            216,893
Corporate and other assets                                                  24,100              18,585             16,076
                                                                      -----------------------------------------------------
Total Assets                                                           $   399,465         $   319,407         $  232,969
                                                                      -----------------------------------------------------
DEPRECIATION AND AMORTIZATION BY SEGMENT
Precision Imaged Products                                              $    13,582         $    10,457         $    7,391
Optical Products                                                             7,215               2,670              2,536
Corporate and other                                                            217                 222                244
                                                                      -----------------------------------------------------
Total Depreciation and Amortization                                    $    21,014         $    13,349         $   10,171
                                                                      -----------------------------------------------------
CAPITAL EXPENDITURES BY SEGMENT
Precision Imaged Products                                              $     9,764         $    60,605         $   49,672
Optical Products                                                            11,526              14,397              4,750
Corporate and other                                                            137                 108                240
                                                                      -----------------------------------------------------
Total Capital Expenditures                                             $    21,427         $    75,110         $   54,662
                                                                      -----------------------------------------------------

(1)CORPORATE ALLOCATIONS CONSIST OF ESTIMATED ADMINISTRATIVE EXPENSES INCURRED AT THE CORPORATE HEADQUARTERS WHICH PROVIDE DIRECT BENEFIT TO THE OPERATING DIVISIONS.

                                                       BMC INDUSTRIES, INC. / 33

    The following is a summary of the Company's operations in different geographic areas:

Years Ended December 31     1998          1997         1996
------------------------------------------------------------
TOTAL REVENUES FROM
UNAFFILIATED CUSTOMERS
United States          $ 233,142    $  199,825   $  187,430
Germany                   94,181       104,384       85,667
Other                      7,815         8,329        7,390
                      --------------------------------------
Total                  $ 335,138    $  312,538   $  280,487
                      --------------------------------------
LONG-LIVED ASSETS
United States          $ 124,543    $  150,576   $   92,013
Germany                   30,052        27,178       31,787
Other                      7,999         4,628           45
                      --------------------------------------
Total                  $ 162,594    $  182,382   $  123,845
                      --------------------------------------

    The Company evaluates segment performance based on profit or loss from operations before interest, other expense, taxes and charges for corporate administration. Revenues by geographic area are based upon revenues generated from each country's operations. Net sales to unaffiliated foreign customers from domestic operations (export sales) in 1998, 1997 and 1996 were $40,820, $47,913 and $43,492, or 12%, 15% and 16%, respectively, of total revenues. Precision Imaged Products had sales to one customer of $56,983, $62,062 and $52,899; to another customer of $51,785, $48,963 and $33,435; to a third customer of $33,801, $33,336 and $32,417; and to a fourth customer of $23,266, $34,101 and
$28,600 in 1998, 1997, and 1996, respectively. Optical Products did not have sales to any individual customer greater than 10% of total revenues.

13. CONCENTRATIONS OF CREDIT RISK

    Approximately 58% of the trade accounts receivable before allowances (receivables) of Precision Imaged Products at December 31, 1998 were represented by four customers. Approximately 33% of the receivables of Optical Products at December 31, 1998 were represented by 20 customers. These 24 customers represented approximately 45% of the Company's consolidated receivables at December 31, 1998, with one customer of Precision Imaged Products representing approximately 20% of consolidated receivables.

    Mask Operations' customer base consists of the largest television and computer monitor manufacturers in the world. Accordingly, Mask Operations generally does not require collateral and its trade receivables are unsecured. Optical Products' customer base consists of a wide range of eyewear retailers and optical laboratories. Optical Products performs detailed credit evaluations of customers and establishes credit limits as required. Collateral or other security for accounts receivable is obtained as considered necessary for Optical Products' customers.

14. LEGAL MATTERS

    In January 1995, a U.S. District Court in Miami, Florida, awarded the Company a $5.1 million judgment against Barth Industries ("Barth") of Cleveland, Ohio, and its parent, Nesco Holdings, Inc. ("Nesco"). The judgment relates to an agreement under which Barth and Nesco were to help automate the plastic lens production plant in Fort Lauderdale, Florida. The Company did not record any income relating to this judgment because Barth and Nesco filed an appeal. In November 1998, the U.S. Court of Appeals for the Eleventh Circuit dismissed the claims against Nesco and remanded the case against Barth to the District Court for retrial on a narrow issue. The Company is evaluating all options for pursuing its claims while the case is proceeding to a retrial.

    During 1998, workers' compensation claims were filed on behalf of approximately 175 former employees of the Vision-Ease Fort Lauderdale facility. These claims all allege that the employees were exposed to toxic chemicals while working in the Fort Lauderdale facility at various dates between 1979 and 1997. All claims for benefits have been denied and the case is in the discovery phase. The Company believes these claims are without merit and intends to vigorously defend each claim.

    BMC is also a defendant in various other suits, claims and investigations which arise in the normal course of business. In the opinion of the Company's management, the ultimate disposition of these matters, including those matters described above, will not have a material adverse effect on the consolidated financial position, liquidity or results of operations of the Company.


34 / BMC INDUSTRIES, INC.

PRICE RANGE OF COMMON STOCK

    The Company's common stock is traded on the New York Stock Exchange under the ticker symbol "BMC". The table below sets forth the high and low reported sales prices of BMC stock by quarter for the years 1998, 1997 and 1996. At March 24, 1999, there were approximately 1,050 stockholders of record.

                       DIVIDENDS             PRICE
1996                   PER SHARE      HIGH            LOW
-------------------------------------------------------------
First Quarter         $  .0125      $25 1/8        $ 19 3/4
Second Quarter           .0125       32 3/8          21
Third Quarter            .0125       31 3/8          24 3/4
Fourth Quarter           .0150       31 1/2          26 5/8
-------------------------------------------------------------
1997
First Quarter         $  .0150      $34 1/4        $ 27 5/8
Second Quarter           .0150       35 3/8          24
Third Quarter            .0150       35 3/16         29 3/4
Fourth Quarter           .0150       32 15/16        15 15/16
-------------------------------------------------------------
1998
First Quarter         $  .0150      $21 1/4        $ 15 13/16
Second Quarter           .0150       20 3/4           7 5/16
Third Quarter            .0150        9 3/16          3 5/16
Fourth Quarter           .0150        7 5/16          4 7/16
-------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
BMC Industries, Inc.

    We have audited the accompanying consolidated balance sheets of BMC Industries, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BMC Industries, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP


Minneapolis, Minnesota
January 31, 1999

                                                       BMC INDUSTRIES, INC. / 35

SELECTED QUARTERLY DATA

(UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          FIRST         SECOND         THIRD         FOURTH         TOTAL
                                                        QUARTER        QUARTER       QUARTER        QUARTER          YEAR
---------------------------------------------------------------------------------------------------------------------------
1997
Revenues                                              $  77,127      $  80,257     $  79,086      $  76,068    $  312,538
Gross margin                                             15,982         21,859        17,273         12,956        68,070
Net earnings                                              7,883         11,989         8,875          6,974        35,721
Earnings per Share
   Basic                                                   0.29           0.44          0.32           0.25          1.30
   Diluted                                                 0.28           0.42          0.31           0.24          1.25
Number of shares included in computation
   Basic                                                 27,410         27,463        27,681         27,776        27,583
   Diluted                                               28,458         28,496        28,619         28,545        28,530
                                                     ----------------------------------------------------------------------
1998

Revenues                                              $  80,084      $  84,941     $  88,584      $  81,529    $  335,138
Gross margin                                             11,629          2,861         6,942         15,711        37,143
Net earnings (loss)                                       3,809        (37,152)*      (1,969)         4,677       (30,635)
Earnings (loss) per Share
   Basic                                                   0.14          (1.38)*       (0.07)          0.17         (1.13)
   Diluted                                                 0.14          (1.38)*       (0.07)          0.17         (1.13)
Number of shares included in computation
   Basic                                                 26,994         26,905        26,989         27,169        27,014
   Diluted                                               27,644         26,905        26,989         27,405        27,014
                                                     ----------------------------------------------------------------------

*THE FINANCIAL RESULTS FOR THE SECOND QUARTER OF 1998 HAVE BEEN RESTATED TO REFLECT A REVISION OF THE ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE TO $9,500 (PRE-TAX). THE EFFECT OF THE RESTATEMENT DECREASED THE SECOND QUARTER 1998 NET LOSS BY $930 (AFTER-TAX) AND DECREASED THE BASIC AND DILUTED NET LOSS PER SHARE BY $0.04.

SHAREHOLDER INFORMATION

NYSE LISTING

The common shares of BMC Industries, Inc. are traded on the New York Stock Exchange, under the symbol BMC.

ANNUAL MEETING

The annual meeting of stockholders will be held at 10 a.m. on Wednesday, May 12, 1999, at the Radisson Hotel South and Plaza Tower, 7800 Normandale Boulevard, Minneapolis, Minnesota. Meeting notices and proxy materials were mailed to all stockholders of record as of March 24, 1999.

STOCKHOLDERS' REQUESTS FOR INFORMATION

Requests to transfer the Company's shares should be addressed to the Company's transfer agent and registrar:
Norwest Bank Minnesota, N.A.
Stock Transfer
P.O. Box 738
161 N. Concord Exchange
South St. Paul, MN 55075-0738
Telephone (800) 468-9716
Telefax (651) 450-4078

For other information regarding your stock holdings and a copy of the annual report to the Securities and Exchange Commission on Form 10-K, please write to:
BMC Industries, Inc.
Investor Relations Department
One Meridian Crossings
Suite 850
Minneapolis, MN 55423
In addition, these and similar reports can be accessed through our web site at www.bmcind.com.

AUDITORS

Ernst & Young LLP
Minneapolis, Minnesota

CORPORATE HEADQUARTERS

BMC Industries, Inc.
One Meridian Crossings
Suite 850
Minneapolis, MN 55423
Telephone (612) 851-6000
Telefax (612) 851-6050



36 / BMC INDUSTRIES, INC.