Form 10-K, Exhibit 13
period 1999-12-31
BMC INDUSTRIES INC/MN/
filed 2000-03-30
CIK 215310

HISTORICAL FINANCIAL SUMMARY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, STATISTICS AND RATIOS)


Years Ended December 31                                          1999         1998         1997         1996         1995
---------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues                                                   $  353,854    $ 335,138    $ 312,538     $280,487     $255,355
Cost of products sold                                         305,592      297,995      244,468      213,007      202,595
                                                           ----------------------------------------------------------------
Gross margin                                                   48,262       37,143       68,070       67,480       52,760
Selling and administrative                                     23,352       20,675       16,012       15,033       14,137
Impairment of long-lived assets                                    --       42,800           --           --           --
Acquired in-process research and development                       --        9,500           --           --           --
                                                           ----------------------------------------------------------------
Earnings (loss) before interest, other expense and
  income taxes                                                 24,910      (35,832)      52,058       52,447       38,623
Interest income (expense), net                                (13,099)     (13,374)      (1,065)        (280)         467
Other income (expense)                                          1,036          522          209          236         (146)
Income tax (benefit) expense                                    5,023      (18,049)      15,481       17,302       14,397
                                                           ----------------------------------------------------------------
Net earnings (loss)                                        $    7,824    $ (30,635)   $  35,721     $ 35,101     $ 24,547
                                                           ----------------------------------------------------------------
EARNINGS (LOSS) PER SHARE
Basic                                                      $     0.29    $   (1.13)   $    1.30     $   1.29     $   0.91
Diluted                                                          0.28        (1.13)        1.25         1.24         0.87
                                                           ----------------------------------------------------------------
NUMBER OF SHARES INCLUDED IN PER SHARE COMPUTATION
Basic                                                          27,299       27,014       27,583       27,268       26,896
Diluted                                                        27,710       27,014       28,530       28,363       28,234
                                                           ----------------------------------------------------------------
CASH FLOW
Cash dividends per share                                   $     0.06    $    0.06    $    0.06     $ 0.0525     $ 0.0425
Depreciation and amortization expense                          23,280       21,014       13,349       10,171        8,290
Net cash provided by operating activities                      33,485       26,948       14,667       20,786       45,261
Capital expenditures                                           13,157       21,427       75,110       54,662       39,196
                                                           ----------------------------------------------------------------
FINANCIAL POSITION
Working capital                                            $   89,716    $  94,971    $  74,914     $ 41,354     $ 32,730
Property, plant and equipment, net                            151,238      162,594      182,382      123,845       81,409
Total assets                                                  383,553      399,465      319,407      232,969      182,332
Total debt                                                    168,262      189,195       74,565       17,989           47
Stockholders' equity                                          136,422      133,257      178,752      144,108      108,466
                                                           ----------------------------------------------------------------
STATISTICS AND RATIOS
Current ratio                                                     2.5          2.7          2.6          1.8          1.6
Total debt to equity ratio                                        1.2          1.4          0.4          0.1          0.0
Earnings (loss) before interest, other expense and
  income taxes, as a percentage of revenues                       7.0%       (10.7)%       16.7%        18.7%        15.1%
Return on average equity                                          5.8%       (19.6)%       22.1%        27.8%        25.8%
Book value per share                                       $     4.98    $    4.90    $    6.43     $   5.26     $   4.01
                                                           ----------------------------------------------------------------

                                                    BMC INDUSTRIES, INC. / 9

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY

    BMC Industries, Inc. is a leading producer of polycarbonate, glass and plastic eyewear lenses. The Company is also one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors and a leading producer of precision photo-etched metal and electroformed parts. The Company segments its business into two business units, Optical Products (Vision-Ease) and Buckbee-Mears, formerly known as Precision Imaged Products, made up of mask operations and Buckbee-Mears St. Paul (BMSP).

    Net sales of $353.9 million for 1999 represent a 6% increase over the $335.1 million in 1998. The revenue growth during 1999 was provided by Buckbee-Mears, primarily through incremental revenue from the computer monitor mask line in Cortland, New York, that was restarted in January 1999, and higher revenue from Optical Products due to the acquisition of Orcolite in May 1998. On a pro forma basis, net sales increased 1% from $349.4 million in 1998 to $353.9 million in 1999.

    Net earnings and diluted earnings per share for 1999 were $7.8 million and $0.28, respectively, compared to net loss and loss per diluted share of $30.6 million and $1.13, respectively, for 1998.

RESULTS OF OPERATIONS

    The following discussion and analysis examines the operating results of the Company's two business segments. As used herein, "operating profit" refers to operating profit before charges for the impairment of long-lived assets and acquired in-process research and development (IPR&D), corporate allocations, corporate expense and interest, as shown in Note 13 to the Consolidated Financial Statements - Segment Information.

OPTICAL PRODUCTS

REVENUES AND OPERATING PROFIT

    COMPARISON OF 1999 AND 1998. Revenues of the Optical Products group were $136.0 million for 1999, an increase of $12.9 million or 11% from 1998. The increase was primarily due to the incremental revenue contributed from the Orcolite acquisition in May 1998, resulting in a 23% increase in sales of high-end products (polycarbonate, progressive and polarizing sun lenses). Sales of high-end products accounted for 55% of total Optical Products group revenue in 1999 compared to 53% in 1998. Optical Products revenue decreased 1% from the 1998 pro forma Vision-Ease. Sales of high-end products increased 3% over the pro forma Vision-Ease revenues for the same period.

    Sales of mid-range and commodity plastic product decreased 8% due primarily to the Company's reduced emphasis on plastic lens products and increased price competition in the plastic lens segment. On a pro forma basis, plastic product sales declined 16%. Glass product sales declined 7% due to the continued contraction of the worldwide market for glass lenses.

    Operating profit of Optical Products was $5.7 million for 1999, a decrease of $13.9 million or 71% from 1998. The rate of operating profit expressed as a percentage of total revenues was 4% for 1999 compared to 16% in 1998. The 1999 operating profit decline was primarily due to increased polycarbonate product costs, charges for product discontinuances and phase-outs related to product line integration, more aggressive product pricing on glass, plastic and low-end polycarbonate lenses, new lens product development costs and increased polycarbonate product promotions.

    COMPARISON OF 1998 AND 1997. Revenues of Optical Products were $123.1 million for 1998, an increase of $29.5 million or 32% from 1997. The increase was primarily due to the acquisition of Orcolite in May 1998 and an 81% increase in sales of high-end products (polycarbonate, progressive, high index and polarizing sun lenses). Sales of high-end products accounted for 53% of total Optical Products group revenue in 1998 compared to 39% in 1997.

    On a pro forma basis, Optical Products revenues, which for 1998 include sales from Orcolite subsequent to the date of acquisition, increased 8% over the combined Vision-Ease and Orcolite 1997 revenues for the same period. Sales of high-end products, on a pro forma basis, increased 25% over the combined Vision-Ease and Orcolite 1997 revenues for the same period and accounted for 53% of total Optical Products revenue in 1998 compared to 46% in 1997.

    Sales of mid-range and commodity plastic products increased 33% due primarily to the acquisition of Orcolite, and increased 8% on a pro forma basis. Glass product sales


10 / BMC INDUSTRIES, INC.

continued to decline because of the contraction of the worldwide market for glass lenses.

    Operating profit of Optical Products (excluding the charge related to acquired in-process research and development -see separate discussion below) was $19.7 million for 1998, an increase of $4.8 million or 32% over 1997. The rate of operating profit expressed as a percentage of total revenues was 16% for 1998 and 1997. Operating profit growth in 1998 was in line with revenue growth and reflects higher earnings resulting from the acquisition of Orcolite and the increase in sales of high-end products, partially offset by weakening earnings on glass products, heightened competition in the plastic product segment, lens product development, and new polycarbonate product promotions.

    In connection with the purchase of Orcolite, and in accordance with generally accepted accounting principles, the Company allocated $9.5 million of the $101.0 million purchase price to acquired IPR&D. This amount represented the independently appraised value based on risk-adjusted cash flows related to the IPR&D projects and was expensed as of the acquisition date. As of the date of the acquisition, the development of these projects had not reached technological feasibility, and these projects had no alternative future uses.

BUCKBEE-MEARS

REVENUES AND OPERATING PROFIT

    COMPARISON OF 1999 AND 1998. Revenues of Buckbee-Mears were $217.9 million for 1999, an increase of $5.8 million or 3% over 1998. The increase was primarily attributable to incremental monitor mask revenue generated from the production line in Cortland that was restarted in January 1999, partially offset by lower entertainment mask and BMSP revenues. Total year 1999 computer monitor mask sales were $64.1 million, an increase of 74% over 1998. Sales of invar entertainment masks were up 14% compared to total year 1998 sales. Offsetting these increases, AK steel entertainment mask sales were down 20% compared to 1998 sales and other etching and electroformed product revenue declined 17% from 1998 as BMSP redefined their operating plan to focus on higher volume customers in 1999.

    Operating profit for Buckbee-Mears was $23.9 million for 1999, an increase of $21.9 million from 1998. The rate of operating profit expressed as a percentage of revenue was 11% for 1999 compared to 1% for 1998. The increase in operating profit is primarily due to the increase in monitor mask and invar entertainment mask revenue, partially offset by lower AK steel entertainment mask revenue, pricing pressures in the mask business, particularly pricing for monitor masks and lower sales from etched and electroformed parts.

    COMPARISON OF 1998 AND 1997. Revenues of Buckbee-Mears were $212.1 million for 1998, a decrease of $6.9 million or 3% from 1997. The decline was primarily attributable to decreased sales of invar entertainment masks offset by increased sales of computer monitor masks. Sales of invar entertainment masks were down 40% compared to total year 1997 sales. Total year 1998 computer monitor mask sales were $36.7 million, an increase of 79% over 1997. Over 75% of the computer monitor masks sold in 1998 were produced at the Company's Mullheim, Germany plant. Sales of AK steel entertainment masks were up 2% compared to 1997.

    Operating profit of Buckbee-Mears (excluding the charge for impairment of long-lived assets) was $2.0 million for 1998, a decrease of $39.5 million or 95% from 1997. The rate of operating profit expressed as a percentage of revenues was 1% for 1998 compared to 19% for 1997. The decline in operating profit is primarily due to the decline in invar entertainment mask revenue; pricing pressures in the mask business, particularly pricing for monitor masks (and alleged below-cost pricing of certain AK steel entertainment masks by Japanese and South Korean mask manufacturers); costs associated with the extended shutdown of two entertainment and one monitor mask manufacturing lines at the Company's Cortland plant; mask inventory charges and costs associated with moving certain mask inspection operations. In addition, significant production ramp-up and product qualification costs were incurred during the first half of 1998 related to the monitor mask line at the Cortland plant prior to the shutdown of this line for all of the second half of 1998. The operating profit reductions as described above were offset slightly by strong earnings from etched and electroformed parts.

    During the third quarter of 1998, in response to difficult market conditions, the Company shut down three manufacturing lines (two entertainment mask and one computer monitor mask) at the Company's Cortland facility for an extended period of time. One entertainment mask line resumed operation in the fourth quarter 1998. The

                                                    BMC INDUSTRIES, INC. / 11

Company restarted the computer monitor mask line in late January 1999. The remaining entertainment mask line continues to be shut down.

    The impairment of long-lived assets write-down of $42.8 million (pre-tax) reflects the diminished value of certain Buckbee-Mears operating fixed assets, primarily those related to the production of computer monitor masks. In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets," the Company recorded a charge of $26.7 million after-tax ($42.8 million pre-tax) during the second quarter of 1998 to write down these fixed assets. After careful assessment of various factors relevant to these assets, including significant declines in sales prices within the computer monitor mask market, management determined it was appropriate to write down the value of these assets to estimated fair value based on discounted estimated future cash flows in accordance with SFAS No. 121.

SELLING EXPENSES

    Selling expenses were $18.7 million, $15.5 million and $11.7 million or 5.3%, 4.6% and 3.7% of revenues for 1999, 1998 and 1997, respectively. The increase in 1999 is primarily due to a full year of incremental costs associated with the Orcolite acquisition and expanded sales and marketing costs related to the continued promotion of the Optical Products group's branded product lines. The increase in 1998 over 1997 is primarily due to incremental costs associated with the Orcolite acquisition and product launch for Outlook-TM- polycarbonate progressive lens.

ADMINISTRATIVE EXPENSES

    Administrative expenses were $4.7 million, $5.2 million and $4.3 million or 1.3%, 1.5% and 1.4% of revenues for 1999, 1998 and 1997, respectively. The decrease in administrative expenses from 1998 to 1999 is primarily due to reduction of administrative positions in 1999. The increase in administrative expenses from 1997 to 1998 is primarily due to increased salary and recruiting expenses during 1998.

INTEREST EXPENSE (INCOME)

    Interest expense was $13.4 million, $13.5 million and $1.3 million for 1999, 1998 and 1997, respectively. Interest income was $0.3 million, $0.2 million and $0.2 million for 1999, 1998 and 1997, respectively. 1999 interest expense was consistent with 1998 due to flat average debt levels throughout the year compared to 1998. 1998 interest expense was higher than 1997 because of increased debt levels to fund the Orcolite acquisition in May 1998 and the repurchase of outstanding stock in January 1998.

INCOME TAXES

    Expressed as a percentage of earnings before income taxes, the Company's effective tax rate was 39%, (37)% and 30% in 1999, 1998 and 1997, respectively. The 1999 tax rate was higher than the 1998 tax rate due principally to positive pretax earnings and an earnings mix shift to higher taxed foreign based earnings in 1999. The 1998 tax rate was lower than 1997 due principally to the pretax loss in 1998.

    Realization of the Company's net deferred tax asset is dependent on future taxable income. The Company performed a detailed analysis and believes that it is more likely than not such assets will be realized based on the Company's estimate of future taxable income and the expected timing of temporary difference reversals.

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

ACQUISITIONS

    On May 15, 1998, the Company, through a wholly owned subsidiary, acquired Orcolite, a division of Monsanto Company, for $101.0 million in cash. This division produces polycarbonate and plastic ophthalmic lenses. See Note 2 to the Consolidated Financial Statements -- Business Acquisition.

MASK OPERATIONS EXTENDED SHUTDOWN

    During the third quarter of 1998, the Company shut down three manufacturing lines (two entertainment mask and one computer monitor mask) at the Company's Cortland facility for an extended period of time. These shutdowns were done in conjunction with the Company's normal summer maintenance shutdowns to avoid additional ramp-up costs. One entertainment mask line resumed operation in the fourth quarter 1998. The computer monitor mask line was

12 / BMC INDUSTRIES, INC.

restarted in late January 1999. The remaining entertainment mask line continues to be shut down.

DIVIDENDS

    In 1999, the Company continued payment of cash dividends to shareholders. Cash dividends of one and one-half cents per share were declared in each quarter of 1999. The Company currently expects to continue dividend payments in 2000.

SHARE REPURCHASE PLAN

    In January 1998, the Company repurchased one million shares of its common stock as authorized by the Board of Directors on April 7, 1997. The repurchase occurred between January 6, 1998 and January 13, 1998, on the open market for $16.6 million, at an average price of $16.64 per share.

ENVIRONMENTAL

    The Company's operations are subject to federal, state, local and foreign environmental laws and regulations. Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (CERCLA or Superfund), the Company has been designated as a potentially responsible party
(PRP) by the United States Environmental Protection Agency with respect to certain waste sites with which the Company may have had direct or indirect involvement. Similar designations have been made by some state environmental agencies under applicable state superfund laws. Such designations are made regardless of the extent of the Company's involvement. Such designations have been made by the filing of a complaint, the issuance of an administrative directive or order, or the issuance of a notice or demand letter. These actions are in various stages of administrative or judicial proceedings. They include demands for recovery of past governmental costs and/or for future investigative or remedial actions. In many cases, the dollar amount of site costs or the Company's portion of site costs is not specified. In most cases, however, the Company has been designated a de minimis party and claims have been asserted against a number of other entities for the same recovery or other relief as was asserted against the Company. The Company is currently participating in site investigations and/or remedial action at seven sites under federal, state and local laws.

    To the extent possible with the amount of information available at this time, the Company has evaluated its responsibility for costs and related liability with respect to the above sites, has recorded reserves for such liability in accordance with generally accepted accounting principles, and is of the opinion that the Company's liability with respect to these sites should not have a material adverse effect on the financial position or the results of operations of the Company. In arriving at this conclusion, the Company has considered, among other things, the payments that have been made with respect to the sites in the past; the factors, such as volume and relative toxicity, ordinarily applied to allocated defense and remedial costs at such sites; the probable costs to be paid by the other potentially responsible parties; total projected remedial costs for a site, if known; existing technology; and the currently enacted laws and regulations. A portion of the costs and related liability for these sites has been or will be covered by available insurance.

FINANCIAL POSITION AND LIQUIDITY

    Working capital was $89.7 million and the current ratio was 2.5 at December 31, 1999, compared to $95.0 million and a current ratio of 2.7 at December 31, 1998. Accounts receivable balances increased $2.9 million compared to 1998 levels, due primarily to incremental monitor mask sales from the production line restarted in Cortland in January 1999. Inventory balances decreased $0.5 million compared to 1998. Optical Products inventory declined due to write-offs for discontinued product lines and lower production volumes, offset by increases in Buckbee-Mears inventory levels due to the restart of the computer monitor line in Cortland. Accounts payable and other liabilities increased primarily due to extended payment terms with vendors and higher inventory levels at Buckbee-Mears.

    At December 31, 1999, the Company had $168.3 million in debt and the ratio of total debt to total equity was 1.2. At December 31, 1998, the Company had $189.2 million in debt and the ratio of total debt to total equity was 1.4. The $20.9 million reduction in debt was primarily due to improved working capital utilization and cash generated from operations.

    In 1999 the Company generated $33.5 million of cash flow from operating activities. The cash generated from operating activities was used primarily for debt reduction totaling $20.9 million and property, plant and equipment additions totaling $13.2 million. The Company's cash flow activities in 1998 included generating $26.9 million of cash

                                                    BMC INDUSTRIES, INC. / 13
flow from operating activities and $94.1 million from financing activities, primarily through incremental debt. The cash generated from operating and financing activities in 1998 was used primarily for property, plant and equipment additions totaling $21.4 million and the cash acquisition of Orcolite for $101.0 million. The Company's primary cash flow activities in 1997 included generating $14.7 million of cash flow from operating activities and $62.1 million from financing activities with such cash flow principally used for property, plant and equipment additions.

    Capital spending in 2000 is planned to total $15-$20 million. It is currently anticipated that 2000 capital expenditures will be financed primarily with funds from operations.

    As of December 31, 1999, the Company had a $220.0 million domestic secured credit facility with a syndicate of banks. There was $163.5 million outstanding under this facility at December 31, 1999. The Company's German subsidiary maintains short-term and long-term credit facilities totaling $17.9 million. There were $0.1 million of borrowings under these facilities at December 31, 1999. The Company currently believes that the combination of present capital resources, internally generated funds and unused financing sources will be adequate to meet the Company's financing requirements for 2000.

MARKET RISK

FOREIGN CURRENCY

    A portion of the Company's operations consists of manufacturing and sales activities in foreign jurisdictions. The Company manufactures its products in the United States, Germany, Hungary and Indonesia and purchases products from Asian, as well as other suppliers. The Company sells its products in the United States and into various foreign markets. The Company's sales are typically denominated in either the U.S. dollar or the German mark (DM/Euro). Buckbee-Mears also has an indirect exposure to the Japanese yen and the Korean won because its most significant competitors are Japanese and Korean. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In addition, sales of products overseas are affected by the value of the U.S. dollar relative to other currencies. Long-term strengthening of the U.S. dollar may have an adverse effect on these sales and competitive conditions in the Company's markets and may limit the Company's ability to increase product pricing in times of adverse currency movements.

    To manage the volatility relating to these exposures, the Company utilizes various derivative instruments, including forward foreign exchange contracts and cross-currency swaps. The cross-currency swaps are accounted for under mark-to-market accounting.

    At December 31, 1999, the Company had approximately 11.0 million DM of outstanding forward foreign currency exchange contracts to exchange U.S. dollars for German marks at set exchange rates. At December 31, 1998, the Company did not have any forward foreign exchange contracts.

    In August 1999, the company entered into a cross-currency swap that provided for the Company to swap a total of $10.0 million of notional debt for the equivalent amount of Japanese yen-denominated debt. Under this swap, the Company also effectively swapped a floating U.S. dollar-based interest rate (6.2% at December 31, 1999) for a floating Japanese yen-based interest rate (0.2% at December 31, 1999). As of December 31, 1999, the Company has recorded as Other Expense a foreign exchange loss of $1.2 million related to this swap agreement under mark-to-market accounting. A hypothetical 10% adverse effect on the foreign exchange rate would result in an additional pre-tax loss of $1.1 million related to this $10.0 million swap. A hypothetical 100 basis point adverse effect on interest rates would result in an additional pre-tax loss of $0.1 million.

    In January 1999, the Company entered into a cross-currency swap which provided for the Company to swap a total of $10.0 million of notional debt for the equivalent amount of Japanese yen-denominated debt. This swap agreement was closed out in May 1999. The Company recorded as Other Income a foreign exchange gain of $0.5 million in 1999 related to this swap.

    In October and November 1998, the Company entered into cross-currency swaps which provided for the Company to swap a total of $20 million of floating notional debt for the equivalent amount of floating Japanese yen-denominated debt. These swap contracts were settled in November 1998, resulting in a pre-tax gain of $0.9 million.

14 / BMC INDUSTRIES, INC.

    The Company experiences foreign currecncy gains and losses, which are reflected on the Company's Statements of Operations, due to the strengthening and weakening of the U.S. dollar against the currencies of the Company's foreign subsidiaries and the resulting effect on the valuation of the inter-company and other accounts. The net exchange gain or loss arising from this was not material in 1999 or 1998. The Company anticipates that it will continue to incur exchange gains and losses from foreign operations in the future.

    The Company's net investment in foreign subsidiaries was $28.8 million and $26.2 million at December 31, 1999 and 1998, respectively, translated into U.S. dollars at year-end exchange rates. The potential loss in value resulting from a hypothetical 10% change in foreign currency exchange rates is $2.6 million and $2.5 million in 1999 and 1998, respectively.

    During 1999, the U.S. dollar strengthened against the DM. A weaker dollar generally has a positive impact on overseas results because foreign currency-denominated earnings translate into more U.S. dollars; a stronger dollar generally has a negative translation effect. However, a significant component of our overseas revenue is U.S. dollar based, thereby significantly mitigating this effect. Accordingly, for 1999 and 1998, the net effect of the change in exchange rates was offsetting and, therefore, did not have a material impact on sales or net earnings.

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

    During 1998 and 1999, the Company entered into multiple interest rate swap agreements totaling $100 million of notional debt that allows the Company to swap a variable interest rate for fixed interest rates ranging from 5.74% to 6.20%. These swaps expire at various dates ranging from January 2000 to January 2001. A hypothetical 100 basis point increase in interest rates would result in a $0.8 million and $0.7 million adverse impact on interest expense in 1999 and 1998, respectively.

IMPACT OF YEAR 2000

    In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company expensed approximately $1.0 million during 1999 and capitalized approximately $2.0 million of costs incurred in connection with remediating its systems. The majority of these costs relate to new operating systems implemented at our divisions which would have been incurred regardless of any year 2000 issues and provide several expanded options that will improve the overall performance of these divisions. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

NEW ACCOUNTING STANDARDS

    SFAS No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities," was adopted by the Company in the quarter ended June 30, 1999. See Note 7 to the Consolidated Financial Statements - Derivative Instruments and Hedging Activities.

EURO CURRENCY CONVERSION

    On January 1, 1999, 11 of the 15 member countries of the European Union, including Germany, adopted the euro as their common legal currency. The euro trades on currency exchanges and is available for non-cash transactions. From January 1, 1999 through January 1, 2002, each of the participating countries is scheduled to maintain its national (legacy) currency as legal tender for goods and services. Beginning January 1, 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation no later than July 1, 2002. The Company's foreign operating subsidiaries that will be affected by the euro conversion have established plans to address the business issues raised, including the competitive impact of cross-border price transparency. It is not anticipated

                                                    BMC INDUSTRIES, INC. / 15
that there will be any near-term business ramifications; however, the long-term implications, including any changes or modifications that will need to be made to business and financial strategies, are still being reviewed. From an accounting, treasury and computer system standpoint, the impact from the euro currency conversion is not expected to have a material impact on the financial position or results of operations of the Company.

CAUTIONARY STATEMENTS

    Certain statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations by the Company or its representatives, as well as other communications, including its filings with the Securities and Exchange Commission (SEC), reports to shareholders, news releases and presentations to securities analysts or investors contain forward-looking statements made in good faith by the Company pursuant to the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to non-historical information and include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. The Company wishes to caution the reader not to place undo reliance on any such forward-looking statements. These statements are qualified by potential risks and uncertainties detailed from time to time in reports filed by the Company with the SEC, including Forms 10-Q and 10-K, and include, among others, ability to implement the Optical Products group's initiatives in strategic polycarbonate marketing and manufacturing adjustments; ability to grow European sales through the operation of processing laboratories; lower demand for televisions, computer monitors and ophthalmic lenses; further mask and ophthalmic lens price declines and imbalances of supply and demand; customer product qualifications; liability and other claims asserted against the Company; continued slowdown at BMSP; ability to partner with new BMSP customers or transition development relationships into full scale production; new product development, introduction and acceptance, including the roll out of the polycarbonate wafer lamination system; cost reduction and reorganization efforts; continued higher manufacturing costs; adjustments to inventory valuations; negative foreign currency fluctuations, including adverse fluctuations affecting cross-currency swaps; adverse fluctuations affecting nickel prices, a critical component of invar; ability to recruit and retain key personnel; the impact of Y2K information systems issues; the effect of the economic uncertainty in Asia; and a potential economic slowdown in other parts of the world. These factors should not, however, be considered an exhaustive list. The Company does not undertake the responsibility to update any forward-looking statement that may be made from time to time by or on behalf of the Company. Investors should also be aware that while the Company does, from time to time, communicate with securities analysts, it is against BMC's policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, shareholders should not assume that the Company agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. In addition, BMC does not issue or confirm financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not the responsibility of BMC.

16 / BMC INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


Years Ended December 31                                                             1999             1998            1997
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                                       $ 353,854       $  335,138      $  312,538
Cost of products sold                                                            305,592          297,995         244,468
                                                                               --------------------------------------------
Gross margin                                                                      48,262           37,143          68,070
Selling                                                                           18,650           15,496          11,696
Administrative                                                                     4,702            5,179           4,316
Impairment of long-lived assets                                                       --           42,800              --
Acquired in-process research and development                                          --            9,500              --
                                                                               --------------------------------------------
Income (Loss) from Operations                                                     24,910          (35,832)         52,058
                                                                               --------------------------------------------
Other Income and (Expense)
Interest income                                                                      277              163             233
Interest expense                                                                 (13,376)         (13,537)         (1,298)
Other income                                                                       1,036              522             209
                                                                               --------------------------------------------
Earnings (Loss) before Income Taxes                                               12,847          (48,684)         51,202
Income Tax Expense (Benefit)                                                       5,023          (18,049)         15,481
                                                                               --------------------------------------------
Net Earnings (Loss)                                                            $   7,824       $  (30,635)     $   35,721
                                                                               ============================================
Earnings (Loss) Per Share
   Basic                                                                       $    0.29       $    (1.13)     $     1.30
   Diluted                                                                          0.28            (1.13)           1.25
                                                                               --------------------------------------------
Number of Shares Included in Per Share Computation
  Basic                                                                           27,299           27,014          27,583
  Diluted                                                                         27,710           27,014          28,530
                                                                               --------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                    BMC INDUSTRIES, INC. / 17

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)


December 31                                                                                          1999            1998
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents                                                                    $    1,146      $    1,028
  Trade accounts receivable, less allowances of $3,374 and $2,624                                  42,025          39,163
  Inventories                                                                                      82,312          82,853
  Deferred income taxes                                                                            11,588          14,603
  Other current assets                                                                             12,580          14,347
                                                                                              ---------------------------
      Total Current Assets                                                                        149,651         151,994
                                                                                              ---------------------------
Property, plant and equipment, net                                                                151,238         162,594
Deferred income taxes                                                                               9,221           5,431
Intangible assets, net                                                                             68,232          73,178
Other assets, net                                                                                   5,211           6,268
                                                                                              ---------------------------
      Total Assets                                                                             $  383,553      $  399,465
                                                                                              ===========================
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

  Short-term borrowings                                                                        $    2,303      $    1,929
  Accounts payable                                                                                 30,342          28,315
  Accrued compensation and benefits                                                                12,909          10,939
  Income taxes payable                                                                              8,093           3,375
  Other current liabilities                                                                         6,288          12,465
                                                                                              ---------------------------
      Total Current Liabilities                                                                    59,935          57,023
                                                                                              ---------------------------
Long-term debt                                                                                    165,959         187,266
Other liabilities                                                                                  18,522          18,372
Deferred income taxes                                                                               2,715           3,547
Stockholders' Equity
  Common stock (shares issued of 27,370 and 27,173)                                                49,077          47,714
  Retained earnings                                                                                92,620          86,436
  Accumulated other comprehensive income (loss)                                                    (3,495)          1,113
  Other                                                                                            (1,780)         (2,006)
                                                                                              ---------------------------
      Total Stockholders' Equity                                                                  136,422         133,257
                                                                                              ---------------------------
Total Liabilities and Stockholders' Equity                                                     $  383,553      $  399,465
                                                                                              ===========================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

18 / BMC INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                     ACCUMULATED
                                                                                           OTHER
                                                              COMMON     RETAINED  COMPREHENSIVE
Years Ended December 31, 1999, 1998 and 1997                    STOCK    EARNINGS  INCOME (LOSS)     OTHER         TOTAL
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                               $   56,551   $  84,629      $  3,974    $ (1,046)   $  144,108
Comprehensive Income:
    Net earnings                                                   --      35,721            --          --        35,721
    Foreign currency translation adjustments                       --          --        (5,191)         --        (5,191)
                                                                                                               ----------
  Total comprehensive income                                                                                       30,530
                                                                                                               ----------
Exercise of options, 428 shares, including tax benefit          5,697          --            --          --         5,697
Restricted stock grants, net of forfeitures
  and including tax benefits                                       15          --            --          --            15
Repayments of employee loans for option exercises,
  net of additional loans                                          --          --            --          59            59
Cash dividends declared -- $0.06 per share                         --      (1,657)           --          --        (1,657)
                                                           ----------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                                   62,263     118,693        (1,217)       (987)      178,752
Comprehensive Loss:
    Net loss                                                       --     (30,635)           --          --       (30,635)
    Foreign currency translation adjustments                       --          --         2,330          --         2,330
                                                                                                               ----------
  Total comprehensive loss                                                                                        (28,305)
                                                                                                               ----------
Repurchase of 1,000 shares of Company stock                   (16,636)         --            --          --       (16,636)
Exercise of options, 345 shares, including tax benefit          2,048          --            --          --         2,048
Restricted stock grants, net of forfeitures
  and including tax benefits                                       39          --            --          --            39
Employee loans for option exercises, net of repayments             --          --            --      (1,019)       (1,019)
Cash dividends declared -- $0.06 per share                         --      (1,622)           --          --        (1,622)
                                                           ----------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                                   47,714      86,436         1,113      (2,006)      133,257
Comprehensive Income:
    Net earnings                                                   --       7,824            --          --         7,824
    Foreign currency translation adjustments                       --          --        (4,577)         --        (4,577)
    Loss on derivative instruments                                 --          --           (31)         --           (31)
                                                                                                               ----------
  Total comprehensive income                                                                                        3,216
                                                                                                               ----------
Exercise of options, 150 shares, including tax benefit          1,153          --            --          --         1,153
Restricted stock grants, net of forfeitures
  and including tax benefits                                      210          --            --          --           210
Repayments of employee loans for option exercises,
  net of additional loans                                          --          --            --         226           226
Cash dividends declared-- $0.06 per share                          --      (1,640)           --          --        (1,640)
                                                           ----------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                               $   49,077   $  92,620      $ (3,495)   $ (1,780)   $  136,422
                                                           ================================================================

COMMON STOCK: 99,000 SHARES OF VOTING COMMON STOCK WITHOUT PAR VALUE AUTHORIZED; 27,370, 27,173 AND 27,811 SHARES ISSUED AND OUTSTANDING AT DECEMBER 31, 1999, 1998 AND 1997, RESPECTIVELY.

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

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                    BMC INDUSTRIES, INC. / 19

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)


Years Ended December 31                                                             1999             1998            1997
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Earnings (Loss)                                                            $   7,824       $  (30,635)     $   35,721
ADJUSTMENTS TO RECONCILE NET EARNINGS (LOSS) TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES
Depreciation and amortization                                                     23,280           21,014          13,349
Impairment of long-lived assets                                                       --           42,800              --
Acquired in-process research and development                                          --            9,500              --
Provisions for product returns, uncollectable trade receivables
  and inventory reserves                                                           9,824           11,985           2,322
Deferred income taxes                                                             (1,945)         (11,939)          4,347
Other non-cash income and expense items                                               (4)            (933)           (864)
DECREASE (INCREASE) IN ASSETS
  Trade accounts receivable                                                       (6,683)          (4,915)         (7,308)
  Inventories                                                                     (9,868)         (11,621)        (23,066)
  Other current assets                                                             1,762             (616)         (5,296)
  Other noncurrent assets                                                          2,331            4,782          (3,051)
INCREASE (DECREASE) IN LIABILITIES
  Accounts payable                                                                 3,029             (560)          6,438
  Income taxes payable                                                             4,972              581          (4,248)
  Accrued expenses and other current liabilities                                  (2,685)          (1,995)         (2,568)
  Other noncurrent liabilities                                                     1,648             (500)         (1,109)
                                                                               --------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         33,485           26,948          14,667
                                                                               --------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                                       (13,157)         (21,427)        (75,110)
Business acquisitions, net of cash acquired                                           --         (101,000)         (1,817)
Proceeds from sale of property and equipment                                          --               --              60
                                                                               --------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                            (13,157)        (122,427)        (76,867)
                                                                               --------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term borrowings                                         845              723            (130)
Increase (decrease) in long-term debt                                            (20,839)         110,601          58,135
Common stock issued, including tax benefit                                         1,363            2,087           5,712
Common stock repurchased                                                              --          (16,636)             --
Cash dividends paid                                                               (1,636)          (1,632)         (1,650)
Employee (loans) for exercise of stock options, net of repayments                    226           (1,019)             59
                                                                               --------------------------------------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                              (20,041)          94,124          62,126
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                        (169)              --             (87)
                                                                               --------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 118           (1,355)           (161)
Cash and cash equivalents at beginning of year                                     1,028            2,383           2,544
                                                                               --------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $   1,146       $    1,028      $    2,383
                                                                               ============================================

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

20 / BMC INDUSTRIES, INC.

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

    CASH EQUIVALENTS -- Consist of highly-liquid debt instruments with a maturity of three months or less at the date of purchase. These instruments are carried at cost which approximates fair market value.

    INVENTORIES -- Stated at the lower of cost or market. Cost is determined principally on the average cost method. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts.

    PROPERTY, PLANT AND EQUIPMENT -- Stated at cost. Depreciation is provided on the straight-line method over estimated useful lives of generally 40 years for buildings, 20 years for building improvements and infrastructure, and eight years for machinery and equipment. Depreciation of assets included in construction in progress does not begin until the construction is complete and the assets are placed into service. Depreciation expense was $19,827, $18,980 and $13,046 in 1999, 1998 and 1997, respectively.

    Statement of Financial Accounting Standards (SFAS) No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets," prescribes that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable, and the estimated future undiscounted cash flows related to the asset are less than the carrying amount of the asset. The Company recorded a charge of $26,700 after-tax ($42,800 pre-tax) during the quarter ended June 30, 1998, for the write-down of certain Buckbee-Mears fixed assets. See Note 6 for further discussion.

    INTANGIBLE ASSETS -- Consist primarily of goodwill and other acquisition-related intangible assets which are stated at cost or at fair value as of the date acquired in a business acquisition accounted for as a purchase, less accumulated amortization. Amortization is computed on a straight-line basis over estimated useful lives of 7 to 30 years. Management periodically assesses the amortization period and recoverability of the carrying amount of goodwill based upon an estimate of future cash flows from related operations. Amortization expense was $3,453, $2,034 and $303 in 1999, 1998 and 1997, respectively.

    INCOME TAXES -- A deferred tax liability is recognized for temporary differences between financial reporting and tax reporting that will result in taxable income in future years. A deferred tax asset is recognized for temporary differences that will result in tax deductions in future years.

    COMPREHENSIVE INCOME -- The Company follows SFAS No. 130 (SFAS 130), "Reporting Comprehensive Income." Comprehensive Income consists of net earnings, foreign currency translation adjustments and gains/losses on derivative instruments and is presented in the Consolidated Statements of Stockholders' Equity. Accumulated Other Comprehensive Income (Loss) consists only of currency translation adjustments and gains/losses on derivative instruments.

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

    STOCK-BASED COMPENSATION -- The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of SFAS No.

123 (SFAS 123), "Accounting for Stock-Based Compensation."

    ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions

                                                    BMC INDUSTRIES, INC. / 21
that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATION -- Certain items in the 1998 Consolidated Financial Statements have been reclassified to conform to the 1999 presentation. These reclassifications had no impact on net income or stockholders' equity as previously reported.

2. BUSINESS ACQUISITION

    On May 15, 1998, the Company, through a wholly owned subsidiary, acquired the Orcolite business unit of the Monsanto Company (Orcolite) for the cash purchase price of $101,000. For financial statement purposes, the acquisition has been accounted for under the purchase method of accounting with the excess of the purchase price over the fair value of the net tangible assets acquired recorded as intangible assets which are being amortized over periods ranging from 7 to 30 years.

    In addition, in accordance with generally accepted accounting principles, the independently appraised value of acquired in-process research and development (IPR&D) purchased in conjunction with the acquisition, was written off as a charge of $9,500 (pre-tax) during the second quarter of 1998. The appraised value represents the estimated fair value of IPR&D based on risk-adjusted cash flows related to the IPR&D projects. At the date of the acquisition, the development of these projects had not reached technological feasibility, and these projects had no alternative future uses. There is no assurance that the in-process projects will be completed, or that they will meet either technological or commercial success.

    The consolidated statements of earnings reflect the operations of Orcolite after May 15, 1998. The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and the Orcolite business unit as if the acquisition had occurred at the beginning of fiscal 1997, with pro forma adjustments to give effect to amortization of goodwill and other intangible assets, depreciation expense on the fair value of property, plant and equipment and interest expense on acquisition debt, together with the related income tax effects. The pro forma adjustments do not include the $9,500 write-off of acquired IPR&D discussed above.

                                             UNAUDITED

Years Ended December 31                  1998          1997
-----------------------------------------------------------
Revenues                           $  349,356    $  341,911
Net earnings (loss)                   (32,253)       32,198
Diluted earnings (loss) per share       (1.19)         1.13
                                   ========================

    The unaudited pro forma condensed combined financial information above is not necessarily indicative of what actual results would have been had the acquisition occurred at the date indicated.

3. INVENTORIES

    The following is a summary of inventories at December 31:


                                          1999         1998
-----------------------------------------------------------
Raw materials                        $  24,167    $  24,845
Work in process                         12,564        9,047
Finished goods                          45,581       48,961
                                   ------------------------
Total inventories                    $  82,312    $  82,853
                                   ========================

4. OTHER LIABILITIES

The following is a summary of other current liabilities at December 31:

                                          1999         1998
-----------------------------------------------------------
Accrued acquisition-related expenses $      --    $   4,699
Other                                    6,288        7,766
                                   ------------------------
Total other current liabilities      $   6,288    $  12,465
                                   ========================


5. INTANGIBLE ASSETS

The following is a summary of intangible assets at December 31:

                                          1999         1998
-----------------------------------------------------------
Goodwill                             $  61,559    $  64,113
Other                                   12,941       11,877
                                   ------------------------
Total                                   74,500       75,990
Less accumulated amortization           (6,268)      (2,812)
                                   ------------------------
Total intangible assets              $  68,232    $  73,178
                                   ========================


22 / BMC INDUSTRIES, INC.

6. PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment at December 31:

                                          1999        1998
----------------------------------------------------------
Land and improvements               $    6,472   $   5,475
Buildings and improvements              97,877      98,423
Machinery and equipment                169,172     165,486
Construction in progress                 5,286       7,246
                                   -----------------------
Total                                  278,807     276,630
Less accumulated depreciation
  and amortization                    (127,569)   (114,036)
                                   -----------------------
Total property, plant and
  equipment, net                    $  151,238   $ 162,594
                                   =======================

    The Company recorded a charge of $26,700 after-tax ($42,800 pre-tax) during the quarter ended June 30, 1998 for the write-down of certain Buckbee-Mears fixed assets, primarily those related to the production of computer monitor masks. After careful assessment of various factors relevant to these assets, including significant declines in sales prices within the computer monitor mask market, management determined it was appropriate to write down the value of these assets and, accordingly, such assets were written down to estimated fair value based on estimated discounted future cash flows in the second quarter of 1998 in accordance with SFAS 121.

7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    Effective in the quarter ended June 30, 1999, the Company adopted SFAS No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." In doing so, the Company did not incur any transition adjustments to earnings. All derivatives are recognized on the balance sheet at their fair value. On the date a derivative contract is entered into the derivative is designated as a fair value hedge, cash flow hedge or a foreign-currency net investment hedge. The Company hedges some selected foreign-currency denominated forecasted transactions (cash flow hedges), in which changes in the fair value of highly effective derivatives are recorded in Accumulated Other Comprehensive Income
(Loss). The Company also has multiple interest rate swap agreements (cash flow hedges), which provide for the Company to swap a variable interest rate for fixed interest rates. At December 31, 1999, $262 of deferred net gains on the interest rate swap agreements were included in Accumulated Other Comprehensive Income (Loss). Accounting for the Company's cross-currency swap agreements remains unchanged under SFAS 133 as these swaps continue to be accounted for under mark-to-market accounting.

    The Company formally documents all relations between hedging instruments and the hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items.

    The Company uses foreign-currency forward-exchange contracts with durations of less than twelve months to hedge against the effect of exchange rate fluctuations on certain German mark (DM) denominated steel purchases. During 1999, the Company entered into forward foreign exchange contracts to purchase a total of 26,000 DM in monthly increments during 1999 and 2000. As of December 31, 1999, contracts to purchase 11,000 DM remained outstanding. For the year ended December 31, 1999, a loss of $112 was reported in the Consolidated Statements of Operations for the hedges that been have settled. At December 31, 1999, $293 of deferred net losses on derivative instruments were included in Accumulated Other Comprehensive Income (Loss) and are expected to be reclassified to earnings during the next twelve months.

    At various dates during 1998 and 1999, the Company entered into multiple interest rate swap agreements for a total of $100,000 of notional debt which provide for the Company to swap a variable interest rate for fixed interest rates ranging from 5.74% to 6.20%. These swaps expire at various dates ranging from January 2000 to January 2001. In January 2000, an interest rate swap of $25,000 of notional debt expired, resulting in $75,000 of interest rate swap agreements currently outstanding. The notional amount of debt is not a measure of the Company's exposure to credit or market risks and is not included in the Consolidated Balance Sheets. Fixing the interest rate minimizes the Company's exposure to the uncertainty of floating interest rates during this period. Amounts to be paid or received under the interest rate swap agreement are accrued and recorded as an adjustment to Interest Expense during

                                                    BMC INDUSTRIES, INC. / 23
the term of the interest rate swap agreement.

    In January 1999, the Company entered into a cross-currency swap which provided for the Company to swap $10,000 of notional debt for the equivalent amount of Japanese yen-denominated debt. This swap was subsequently closed out in May 1999. Under this swap, the Company also effectively swapped a fixed U.S. dollar-based interest rate of 5.1% for a fixed Japanese yen-based interest rate of 1.05%. This Japanese yen-based debt derivative was accounted for under mark-to-market accounting. The Company recorded as Other Income a foreign exchange gain of $453 in 1999 related to this swap.

    In August 1999, the Company entered into a new cross-currency swap agreement to swap $10,000 of notional debt for the equivalent amount of Japanese yen-denominated debt. Under this swap, the Company also effectively swapped a floating U.S. dollar-based interest rate (6.16% at December 31, 1999) for a floating Japanese yen-based interest rate (0.23% at December 31, 1999). This Japanese yen-based derivative is accounted for under mark-to-market accounting. The Company recorded as Other Expense a foreign exchange loss of $1,173 under this swap agreement in 1999.

8. DEBT

The following is a summary of long-term debt at December 31:

                                          1999        1998
----------------------------------------------------------
U.S. revolving credit facility      $  163,500   $ 178,700
Japanese yen-denominated
  cross-currency swap                    1,173          --
German credit facility                     966       7,056
Other                                    2,623       3,439
                                     ---------------------
                                       168,262     189,195

Less amounts due within one year        (2,303)     (1,929)
                                     ---------------------
Total long-term debt                $  165,959   $ 187,266
                                    ======================


    In 1998, the Company entered into a five-year revolving domestic credit agreement (the Agreement) with a syndicate of banks for secured borrowings totaling up to $250,000. In December 1999, the Company voluntarily reduced the available borrowing capacity to $220,000. This Agreement is secured by a pledge of certain shares of common stock of the Company's subsidiaries and a pledge of an intercompany note from one of the Company's European holding companies. Borrowings under the Agreement bear interest at the Eurodollar Rate plus a spread ranging from 0.5% to 1.625% (7.32% at December 31, 1999). The rate spread is dependent upon the Company's ratio of debt to cash flow, as defined. In addition, the Company pays a facility fee on unborrowed funds at rates ranging from 0.225% to 0.475% (0.375% at December 31, 1999), depending on the Company's debt to cash flow ratio. Under terms of the Agreement, the Company must meet certain financial covenants, including maintaining a specified consolidated net worth, leverage ratio (debt to cash flow), interest coverage ratio and level of capital expenditures. The Company was in compliance with all covenants under the Agreement and had borrowings of $163,500 under the Agreement at December 31, 1999.

    The Company's German subsidiary maintains short-term credit lines of $400 and long-term credit lines of $17,500. The short-term credit lines are unsecured and bear interest at either 0.75% over the DM LIBOR rate or approximately 3.0% over the German Bundesbank Discount rate. The short-term credit lines may be withdrawn by the lender at any time. There was no debt outstanding at December 31, 1999, under the German short-term credit lines. The weighted average interest rate on short-term debt outstanding at December 31, 1998 was 5.5%. A portion of the long-term credit line is secured by land and buildings with a net book value of $11,694 at December 31, 1999. These long-term credit lines bear interest at 0.50% to 0.75% over the DM LIBOR rate.

    On December 31, 1999 and 1998, the estimated fair value of the Company's debt described above approximates the recorded amount.

    Annual maturities of long-term debt for the next five years are $2,303 in 2000, $1,017 in 2001, $1,402 in 2002, $163,510 in 2003, $10 in 2004 and $20
thereafter.

    There were $400 of outstanding letters of credit at December 31, 1999.

    Interest expense paid, net of amounts capitalized of $253, $685 and $2,609, was $12,964, $11,456 and $660 in 1999, 1998 and 1997, respectively.

9. COMMITMENTS

    The Company leases four manufacturing facilities, 10 sales, distribution or administrative facilities and the Company headquarters. In addition, the Company leases certain data processing and other equipment.

24 / BMC INDUSTRIES, INC.

    At December 31, 1999, the approximate future minimum rental commitments required under non-cancelable operating leases are as follows:

----------------------------------------------------------
2000                                             $   1,225
2001                                                   906
2002                                                   894
2003                                                   627
2004                                                    90
                                                 ---------
Total minimum lease payments                     $   3,742
                                                 =========

    Rent expense was $1,591, $1,079, and $1,892 in 1999, 1998 and 1997,
respectively.

    The Company's Vision-Ease subsidiary has entered into a long-term Product Manufacturing and Sales Agreement (the Supply Agreement) with a plastic lens manufacturer located in Southeast Asia. The Supply Agreement provides for the Southeast Asian manufacturer to supply, and Vision-Ease to purchase, certain minimum levels of plastic lenses. At December 31, 1999, the Company committed to purchase approximately $11,000 in the year 2000 under this supply agreement.

    At December 31, 1999, the Company had commitments of approximately $1,700 related to capital projects.

10. STOCK OPTIONS/AWARDS AND STOCK REPURCHASES/OTHER

    The 1994 Stock Incentive Plan (the 1994 Plan) provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of the Company's common stock and for other stock-based awards to officers, directors and key employees responsible for the direction and management of the Company and to non-employee consultants and independent contractors. At December 31, 1999, 2,789 shares of common stock were reserved for issuance under the 1994 Plan and for outstanding options under the 1984 Omnibus Stock Plan, which terminated on January 10, 1994. The reserved shares included 255 shares available for awards under the 1994 Plan.

    Information relating to stock options during 1999, 1998 and 1997 is as follows:

                                         OPTION PRICE
                                   ------------------------
                         NUMBER    PER SHARE          TOTAL
                      OF SHARES      AVERAGE          PRICE
-----------------------------------------------------------
Shares under option at
  December 31, 1996        2,120     $   6.41    $  13,585
1997 Activity:
Granted                      611        23.75       14,513
Exercised                   (428)        3.81       (1,631)
Forfeited                    (78)       15.15       (1,182)
-----------------------------------------------------------
Shares under option at
  December 31, 1997        2,225        11.36       25,285
1998 Activity:
Granted                      902         9.38        8,465
Exercised                   (345)        4.70       (1,621)
Forfeited                   (201)       13.78       (2,769)
Terminated                  (252)       16.40       (4,134)
-----------------------------------------------------------
Shares under option at
  December 31, 1998        2,329        10.83       25,226
1999 Activity:
Granted                      798         7.31        5,830
Exercised                   (150)        6.58         (987)
Forfeited                   (443)       12.09       (5,355)
-----------------------------------------------------------
Shares under option at
  December 31, 1999        2,534     $   9.75    $  24,714
===========================================================
Shares exercisable at
  December 31, 1999        1,052     $   8.19    $   8,617
===========================================================
Shares exercisable at
  December 31, 1998          942     $   7.07    $   6,660
===========================================================
Shares exercisable at
  December 31, 1997          908     $   4.18    $   3,797
===========================================================

     The following table summarizes information concerning currently outstanding and exercisable options:

                             OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                  -------------------------------------------   --------------------------
                                       WEIGHTED
                                        AVERAGE     WEIGHTED                   WEIGHTED
                                      REMAINING      AVERAGE                    AVERAGE
       RANGE OF        NUMBER       CONTRACTUAL     EXERCISE          NUMBER   EXERCISE
EXERCISE PRICES   OUTSTANDING       LIFE (YEARS)       PRICE     EXERCISABLE      PRICE
--------------------------------------------------------------  --------------------------
  $   0 - 5             682             3.0        $  2.74           639         $ 2.76
      5 -10           1,060             8.0           6.42           190           7.46
    10 - 20             410             7.9          14.16            54          17.88
    20 - 31             382             6.5          26.79           169          26.46
                    ------------------------------------------  --------------------------
                      2,534             6.5        $  9.75         1,052         $ 8.19
                    ==========================================  ==========================

                                                    BMC INDUSTRIES, INC. / 25

    All outstanding options are nonqualified options. No compensation expense related to stock option grants was recorded in 1999, 1998 or 1997, as the option exercise prices were equal to fair market value on the date of grant.

    At December 31, 1999, there were 69 shares outstanding pursuant to other stock-based awards under the 1994 Plan.

    Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998 and 1997:

                                 1999       1998      1997
------------------------------------------------------------
Risk-free interest rate         6.20%      5.50%     5.71%
Dividend yield                  1.23%      0.96%     0.30%
Volatility factor               0.80       0.55      0.47
Weighted average expected life  5 YEARS    5 YEARS   5 YEARS
------------------------------------------------------------

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

    For purposes of pro forma disclosures, the estimated fair value of the options using the Black-Scholes option pricing model is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share were as follows:

                               1999       1998        1997
-----------------------------------------------------------------
Net earnings (loss) -
  as reported              $   7,824   $ (30,635) $  35,721
Net earnings (loss) -
  pro forma                    6,291     (32,006)    34,926
Basic earnings (loss)
  per share - as reported       0.29       (1.13)      1.30
Basic earnings (loss)
  per share - pro forma         0.23       (1.18)      1.27
Diluted earnings (loss)
  per share - as reported       0.28       (1.13)      1.25
Diluted earnings (loss)
  per share - pro forma         0.23       (1.18)      1.22
Weighted average fair
  value of options granted
  during the year               4.60        4.52      10.98
-----------------------------------------------------------------

Because SFAS 123 provides for pro forma amounts for options granted beginning in 1995, the pro forma expense will likely increase in future years as the new option grants become subject to the pricing model.

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

    SHARE RIGHTS PLAN. In June 1998, the Company adopted a Share Rights Plan and declared a dividend of one Preferred Share Purchase Right for each outstanding share of common stock to stockholders of record on July 20, 1998. The Rights will become exercisable after any person or group acquires or announces a tender or exchange offer resulting in the beneficial ownership of 15% or more of the Company's common stock. Each Right entitles shareholders to buy one five hundredth of a share of a newly created series of preferred stock at an exercise price of $75 subject to adjustment upon certain events. If any person or group acquires 15% or

26 / BMC INDUSTRIES, INC.

more of the Company's common stock, if the Company is acquired in a business combination, or if the Company sells 50% or more of its assets, each Right entitles its holder, other than the person or group acquiring the common stock, to purchase at the Right's then current exercise price, shares of the Company's common stock having a value of twice the Right's then current exercise price. The Rights are redeemable at $0.001 per Right and will expire on July 20, 2008 unless extended or earlier redeemed by the Company.

11. EMPLOYEE BENEFIT PLANS

    The Company maintains a savings and profit sharing plan covering substantially all of its domestic salaried employees and a majority of those domestic hourly employees not covered by a pension plan or retirement fund described below. Under the terms of the profit sharing provision of the plan, the Company makes an annual minimum contribution equal to 3% of participants' wages, with the potential for an additional discretionary contribution depending upon the Company's profitability. Provisions of the profit sharing portion of the plan include 100% vesting after five years of continuous service and payment of benefits upon retirement, total disability, death or termination. Under the terms of the savings provision of the plan, the Company makes an annual minimum contribution, which is invested in Company stock, equal to 25% of participants' before-tax contributions up to 6% of base salary, with the potential for an additional discretionary contribution depending upon the Company's profitability. Provisions of the savings portion of the plan include vesting of the Company's contributions at the rate of 25% per year of continuous service and payment of benefits upon retirement, total disability, death or termination.

    One former domestic operation has a noncontributory defined benefit pension plan for its hourly employees. During 1997, the Company curtailed benefits payable under the plan. Benefits payable under the plan are based upon various monthly amounts for each year of credited service. The Company's funding policy meets or exceeds the funding requirements of federal laws and regulations.

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

    In addition to the defined benefit plans discussed above, the Company has two defined benefit post-retirement plans covering certain domestic employees. One plan provides medical benefits and the other provides life insurance benefits. Under the medical benefits plan, the Company provides a specific dollar amount to retired salaried employees or their surviving spouses to purchase coverage through the BMC Flexible Benefits Plan. Assumed increases or decreases to health care trend rates do not have an impact on the Company's post-retirement medical plan as the annual increase in these Company provided amounts is limited to 5%. The life insurance plan provides term life insurance coverage to all retired full-time hourly employees at one former domestic operation. The Company accrues the expected cost of providing benefits under these two plans during the years that eligible employees render service. Neither plan is funded.

    The above described defined benefit and post-retirement plans included the following components:

                                                    BMC INDUSTRIES, INC. / 27

                                                                       PENSION BENEFITS             POST-RETIREMENT BENEFITS
                                                                      --------------------            -------------------
                                                                      1999            1998            1999           1998
---------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                          $  14,321        $ 12,898         $ 1,662        $ 1,542
Service cost                                                           490             497             173             87
Interest cost                                                          824             832             156            108
Foreign currency exchange rate changes                              (1,511)            739              --             --
Actuarial (gain) loss                                                 (494)           (137)            112             --
Benefit payments                                                      (358)           (508)           (155)           (75)
                                                                -----------------------------------------------------------
Benefit obligation at end of year                                   13,272          14,321           1,948          1,662
                                                                -----------------------------------------------------------
CHANGE IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at beginning of year                       3,579           4,225              --             --
Actual return on plan assets                                           675            (334)             --             --
Employer contribution                                                   --              --             155             75
Benefit payments                                                      (243)           (312)           (155)           (75)
                                                                -----------------------------------------------------------
Fair value of plan assets at end of year                             4,011           3,579              --             --
                                                                -----------------------------------------------------------
FUNDED STATUS
Funded status of the plan (underfunded)                             (9,261)        (10,742)         (1,948)        (1,662)
Unrecognized transitional amount                                        64              90              --             --
Unrecognized net loss (gain)                                          (165)            778             (41)          (147)
Fourth quarter contribution                                             --              --               7             --
                                                                -----------------------------------------------------------
Accrued pension cost                                             $  (9,362)       $ (9,874)        $(1,982)       $(1,809)
                                                                ===========================================================

                                                                                      1999            1998           1997
---------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC PENSION COST
Pension benefits:
   Service cost                                                                   $    490         $   497        $   469
   Interest cost                                                                       824             832            824
   Expected return on plan assets                                                     (313)           (371)          (248)
   Amortization of transition obligation                                                14              15             18
   Amortization of prior service cost                                                   --              --              7
   Recognized actuarial gain                                                            --              (5)            (8)
   Curtailment loss                                                                     --              --            141
                                                                                -------------------------------------------
Net periodic pension cost                                                         $  1,015         $   968        $ 1,203
                                                                                ===========================================
Post-Retirement benefits:
   Service cost                                                                   $    173         $    87        $    73
   Interest cost                                                                       156             108             91
   Recognized actuarial (gain) loss                                                      7              --            (14)
                                                                                -------------------------------------------
Net periodic pension cost                                                         $    336         $   195        $   150
                                                                                ===========================================

28 / BMC INDUSTRIES, INC.

    Assumptions used in developing the projected benefit obligation and the net periodic pension cost as of December 31, were as follows:

                                 1999       1998      1997
-----------------------------------------------------------
Domestic plans (including
post-retirement plan):
  Discount rate                 7.75%     6.75%      7.50%
  Rate of return on
    plan assets                 9.00%     9.00%      7.00%
Foreign plan:
  Discount rate                 6.00%     6.00%      6.30%
  Rate of increase in
    compensation                2.50%     2.50%      3.00%
                                ===========================

    Under a contract with its union employees, one of the Company's domestic operations makes, on behalf of each active participant, fixed weekly contributions to a retirement fund (aggregating $147, $173 and $145 in 1999, 1998 and 1997, respectively). At December 31, 1999, the market value of this fund's assets of $18,065 exceeded benefit obligations of $17,231 by $834. Pursuant to the plan, excess funded amounts are not available to the Company.

    The total cost of all profit sharing, savings and pension plans, domestic and foreign, was $5,469, $2,708 and $3,118 in 1999, 1998 and 1997, respectively.

12. INCOME TAXES

    The provision (benefit) for income taxes was based on earnings (loss) before income taxes, as follows:


Years Ended December 31     1999          1998         1997
-----------------------------------------------------------
Domestic               $  (1,472)    $ (50,756)   $  42,605
Foreign                   14,319         2,072        8,597
                      -------------------------------------
Earnings (loss) before
  income taxes         $  12,847     $ (48,684)   $  51,202
                      =====================================

    The provision (benefit) for income taxes consisted of:


Years Ended December 31     1999          1998         1997
----------------------------------------------------------------
Current
  Federal              $      10     $  (6,223)   $   7,957
  State                      (59)           75          722
  Foreign                  6,811           150        2,455
Deferred
  Federal and state         (610)      (12,722)       2,736
  Foreign                 (1,129)          671        1,611
                      -------------------------------------------
Income tax
  expense (benefit)    $   5,023     $ (18,049)   $  15,481
                      ===========================================

    Significant components of deferred income tax assets and liabilities were as follows at December 31:

                                          1999         1998
----------------------------------------------------------------
FEDERAL AND STATE NET DEFERRED
INCOME TAXES

Deferred tax asset
  Reserves and accruals              $   5,357    $   6,103
  Depreciation                              --        4,423
  Compensation and benefit-related
    accruals                             5,238        4,151
  Other temporary differences            1,052        3,604
  NOL and tax credit carryovers         12,232        2,535
                                      ---------------------
  Total                                 23,879       20,816
                                      ---------------------
Deferred tax liability
  Depreciation                          (2,634)          --
  Capitalized molds and tooling           (436)        (782)
                                      ---------------------
  Total                                 (3,070)        (782)
                                      ---------------------
Net deferred tax asset               $  20,809    $  20,034
                                      =====================
FOREIGN NET DEFERRED INCOME TAXES

Deferred tax liability
  Depreciation                       $  (3,626)   $  (4,270)
  Inventory                                 --         (165)
  Other temporary differences              (73)        (229)
                                      ---------------------
  Total                                 (3,699)      (4,664)
                                      ---------------------

Deferred tax asset
  Retirement benefits                      741          710
  Inventory                                622           --
  Other temporary differences              504          343
                                      ---------------------
  Total                                  1,867        1,053
                                      ---------------------
Net deferred tax liability           $  (1,832)   $  (3,611)
                                      =====================

                                                    BMC INDUSTRIES, INC. / 29

    The federal and state net deferred tax asset included a current portion of $11,588 and $14,603 at December 31, 1999 and 1998, respectively, and a long-term portion of $9,221 and $5,431 at December 31, 1999 and 1998, respectively. The foreign net deferred tax liability included a current liability of $(883) and $63 at December 31, 1999 and 1998, respectively, and a long-term liability of $2,715 and $3,547 at December 31, 1999 and 1998, respectively.

    Net operating loss carryforwards of $18,367 at December 31, 1999 expire in 2020. General business credit carryforwards of $50 expire in 2020. Foreign tax credit carryforwards of $4,291 expire in 2003 and 2004. Alternative minimum tax credits of $881 can be carried forward indefinitely to offset regular tax liabilities.

    The differences between income taxes at the U.S. federal statutory tax rate and the effective tax rate were as follows:


Years Ended December 31         1999        1998       1997
-----------------------------------------------------------
Statutory rate                35.0%      (35.0)%     35.0%
Differences in taxation
  of foreign earnings          4.8         0.1        2.0
Foreign income taxed
  in the U.S.                 (5.3)       (1.9)      (0.5)
Unfavorable settlement
  of tax audit                 4.8         --          --
State income taxes,
  net of federal benefit      (0.7)       (1.4)       1.3
Change in deferred tax
  valuation allowance           --         --        (7.2)
Other items                    0.5         1.1       (0.4)
                            -------------------------------
Effective tax rate            39.1%      (37.1)%     30.2%
                            ===============================

    Differences in taxation of foreign earnings relate primarily to taxation of foreign earnings at rates in excess of the U.S. statutory rate. Undistributed earnings of foreign subsidiaries at December 31, 1999 were approximately $10,262. No U.S. taxes have been provided on these undistributed earnings because the Company expects to be able to utilize foreign tax credits to offset any U.S. tax that would result from their distribution.

    Income taxes (refunded) paid were $(2,489), $(8,571), and $17,447 in 1999, 1998 and 1997, respectively.

13. SEGMENT INFORMATION

    The Company has two operating segments which manufacture and sell a variety of products: Buckbee-Mears and Optical Products. Buckbee-Mears manufactures principally aperture masks, photochemically etched fine mesh grids used in the manufacture of color television tubes and computer monitors. Optical Products manufactures ophthalmic lenses. Net sales of aperture masks comprised 89%, 86% and 87% of Buckbee-Mears revenues in 1999, 1998 and 1997, respectively, and 55%, 54% and 61% of the Company's consolidated total revenues in 1999, 1998 and 1997, respectively.

    The following is a summary of certain financial information relating to the two segments:

30 / BMC INDUSTRIES, INC.


Years Ended December 31                                                       1999               1998                1997
---------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES BY SEGMENT
Buckbee-Mears                                                          $   217,868         $   212,083         $  219,007
Optical Products                                                           135,986             123,055             93,531
                                                                       ----------------------------------------------------
Total Revenues                                                         $   353,854         $   335,138         $  312,538
                                                                       ====================================================
OPERATING PROFIT (LOSS) BY SEGMENT
Buckbee-Mears
Before corporate allocation and impairment charge                      $    23,863         $     1,969         $   41,489
Impairment of long-lived assets                                                 --             (42,800)                --
Less corporate allocation1                                                  (2,183)             (2,522)            (2,314)
                                                                       ----------------------------------------------------
Total                                                                       21,680             (43,353)            39,175
                                                                       ----------------------------------------------------
OPTICAL PRODUCTS
Before corporate allocation and acquired research
  and development charge                                                     5,749              19,678             14,885
Acquired in-process research and development                                    --              (9,500)                --
Less corporate allocation(1)                                                (1,362)             (1,464)              (988)
                                                                       ----------------------------------------------------
Total                                                                        4,387               8,714             13,897
                                                                       ----------------------------------------------------
TOTAL SEGMENT OPERATING PROFIT (LOSS)                                       26,067             (34,639)            53,072
Corporate expense                                                           (1,157)             (1,193)            (1,014)
Interest income (expense), net                                             (13,099)            (13,374)            (1,065)
Other income (expense)                                                       1,036                 522                209
                                                                       ----------------------------------------------------
Earnings (loss) before income taxes                                    $    12,847         $   (48,684)        $   51,202
                                                                       ====================================================
IDENTIFIABLE ASSETS BY SEGMENT
Buckbee-Mears                                                          $   159,431         $   168,540         $  218,988
Optical Products                                                           196,074             206,825             81,834
                                                                       ----------------------------------------------------
Total Identifiable Assets                                                  355,505             375,365            300,822
Corporate and other assets                                                  28,048              24,100             18,585
                                                                       ----------------------------------------------------
Total Assets                                                           $   383,553         $   399,465         $  319,407
                                                                       ====================================================
DEPRECIATION AND AMORTIZATION BY SEGMENT
Buckbee-Mears                                                          $    12,883         $    13,582         $   10,457
Optical Products                                                            10,231               7,215              2,670
Corporate and other                                                            166                 217                222
                                                                       ----------------------------------------------------
Total Depreciation and Amortization                                    $    23,280         $    21,014         $   13,349
                                                                       ====================================================
CAPITAL EXPENDITURES BY SEGMENT
Buckbee-Mears                                                          $     5,556         $     9,764         $   60,605
Optical Products                                                             7,469              11,526             14,397
Corporate and other                                                            132                 137                108
                                                                       ----------------------------------------------------
Total Capital Expenditures                                             $    13,157         $    21,427         $   75,110
                                                                       ====================================================

(1) CORPORATE ALLOCATIONS CONSIST OF ESTIMATED ADMINISTRATIVE EXPENSES INCURRED AT THE CORPORATE HEADQUARTERS WHICH PROVIDE DIRECT BENEFIT TO THE OPERATING DIVISIONS.

                                                    BMC INDUSTRIES, INC. / 31

    The following is a summary of the Company's operations in different geographic areas:


Years Ended December 31     1999          1998         1997
-----------------------------------------------------------------
TOTAL REVENUES FROM
UNAFFILIATED CUSTOMERS
United States          $ 227,390    $  233,142   $  199,825
Germany                  103,788        94,181      104,384
Other                     22,676         7,815        8,329
                       ------------------------------------------
Total                  $ 353,854    $  335,138   $  312,538
                       ==========================================
LONG-LIVED ASSETS
United States          $ 119,190    $  124,543   $  150,576
Germany                   24,155        30,052       27,178
Other                      7,893         7,999        4,628
                       ------------------------------------------
Total                  $ 151,238    $  162,594   $  182,382
                       ==========================================

    The Company evaluates segment performance based on profit or loss from operations before interest, other income/expense, taxes and charges for corporate administration. Revenues by geographic area are based upon revenues generated from each country's operations. Net sales to unaffiliated foreign customers from domestic operations (export sales) in 1999, 1998 and 1997 were $56,893, $40,820 and $47,913, or 16%, 12% and 15%, respectively, of total revenues. Buckbee-Mears had sales to one customer of $71,303, $51,785 and $48,963; to another customer of $46,078, $33,801 and $33,336; to a third customer of $45,077, $56,983 and $62,062; and to a fourth customer of $19,980, $23,266 and $34,101 in 1999, 1998 and 1997, respectively. Optical Products did not have sales to any individual customer greater than 10% of total revenues.

14. CONCENTRATIONS OF CREDIT RISK

    Approximately 68% of the trade accounts receivable before allowances (receivables) of Buckbee-Mears at December 31, 1999 were represented by four customers. Approximately 49% of the receivables of Optical Products at December 31, 1999 were represented by 20 customers. These 24 customers represented approximately 59% of the Company's consolidated receivables at December 31, 1999, with one customer of Buckbee-Mears representing approximately 23% of consolidated receivables.

    Buckbee-Mears customer base consists primarily of the largest television and computer monitor picture tube manufacturers in the world. Accordingly, Buckbee-Mears generally does not require collateral and its trade receivables are unsecured. Optical Products' customer base consists of a wide range of eyewear retailers and optical laboratories. Optical Products performs detailed credit evaluations of customers and establishes credit limits as necessary. Collateral or other security for accounts receivable is obtained as considered necessary for Optical Products' customers.

15. LEGAL MATTERS

    In January 1995, a U.S. District Court in Miami, Florida, awarded the Company a $5.1 million judgment against Barth Industries ("Barth") of Cleveland, Ohio and its parent, Nesco Holdings, Inc. ("Nesco"). In November 1998, the U.S. Court of Appeals for the Eleventh Circuit dismissed the claims against Nesco and remanded the case against Barth to the District Court. In November 1999, the company settled all claims associated with this case upon payment of approximately $1.3 million from Barth.

    BMC is also a defendant in various other suits, claims and investigations which arise in the normal course of business. In the opinion of the Company's management, the ultimate disposition of these matters, including those matters described above, will not have a material adverse effect on the consolidated financial position, liquidity or results of operations of the Company.

32 / BMC INDUSTRIES, INC.

PRICE RANGE OF COMMON STOCK

    The Company's common stock is traded on the New York Stock Exchange under the ticker symbol "BMC". The table below sets forth the high and low reported sales prices of BMC stock by quarter for the years 1999, 1998 and 1997. At March 24, 2000, there were approximately 1,100 stockholders of record.


                    DIVIDENDS                        PRICE
1997                PER SHARE         HIGH            LOW
-----------------------------------------------------------------
First Quarter        $  .0150       $ 34 1/4        $27 5/8
Second Quarter          .0150         35 3/8         24
Third Quarter           .0150         35 3/16        29 3/4
Fourth Quarter          .0150         32 15/16       15 15/16
-----------------------------------------------------------------
1998

First Quarter        $  .0150       $ 21 1/4       $ 15 13/16
Second Quarter          .0150         20 3/4          7 5/16
Third Quarter           .0150          9 3/16        31 5/16
Fourth Quarter          .0150          7 5/16         4 7/16
-----------------------------------------------------------------
1999

FIRST QUARTER        $  .0150       $  6 7/16      $  4 3/16
SECOND QUARTER          .0150         11 3/16         4 5/16
THIRD QUARTER           .0150         13 1/4         10 3/8
FOURTH QUARTER          .0150         12 11/16        4 1/2
-----------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
BMC Industries, Inc.

    We have audited the accompanying consolidated balance sheets of BMC Industries, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BMC Industries, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                      /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 28, 2000

                                                    BMC INDUSTRIES, INC. / 33

NYSE LISTING

The common shares of BMC Industries, Inc. are traded on the New York Stock Exchange under the symbol BMC.

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 11, 2000, in the North Seminar Room of Atrium Center, 3105 E. 80th Street, Bloomington, Minnesota. Meeting notices and proxy materials were mailed to all stockholders of record as of March 24, 2000.

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

AUDITORS

Ernst & Young LLP
Minneapolis, Minnesota

CORPORATE HEADQUARTERS

BMC Industries, Inc.
One Meridian Crossings
Suite 850
Minneapolis, MN 55423
Telephone: (952) 851-6000
Fax: (952) 851-6050
Web site: www.bmcind.com

34 / BMC INDUSTRIES, INC.