Form 10-K405, Exhibit 13
period 2000-12-31
BMC INDUSTRIES INC/MN/
filed 2001-03-30
CIK 215310

BMC Industries, Inc

2000 Annual Report

BMC INDUSTRIES, INC. is a leading manufacturer of high-volume precision products for the entertainment, optical, high-tech, medical, defense and aerospace industries. Since its beginning in 1907, BMC has earned a reputation of technological leadership in its product offerings and customer service orientation. This pattern of excellence is exemplified by our two business segments: Buckbee-Mears and Optical Products.

             The Buckbee-Mears group is composed of both Mask and Micro-Technology Operations. Mask Operations is the only independent North American manufacturer of aperture masks—supplying them to nearly every major picture tube manufacturer around the world. Aperture masks are a key component in color television and computer monitor picture tubes and consist of thousands of precise, conically shaped holes designed to focus an electron beam on the proper phosphor color stripe to produce a crisp image. Micro-Technology Operations is a leading producer of a variety of precision photo-etched and electroformed parts that require fine features and tight tolerances.

             The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses. Vision-Ease is the technology and market leader in the polycarbonate lens segment. Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent UV filtering and impact resistant characteristics. Vision-Ease provides the most extensive product line in the ophthalmic lens industry to the nation’s retail eyewear chains, wholesale laboratories and sun lens manufacturers.

             BMC is headquartered in Minneapolis, Minnesota. The Company’s common stock is traded on the New York Stock Exchange under the symbol “BMM.”

FINANCIAL HIGHLIGHTS
(in thousands, except per share amounts, percentages and ratios)

Years Ended December 31	2000	1999	1998	1997	1996
Revenues	$354,485	$353,854	$335,138	$312,538	$280,487
Revenue growth	0.2%	5.6%	7.2%	11.4%	9.8%
Gross margin	53,690	48,262	37,143	68,070	67,480
Net earnings (loss)[1]	14,900	7,824	(30,635)	35,721	35,101
Diluted earnings (loss) per share[1]	0.54	0.28	(1.13)	1.25	1.24
Number of shares included in per share computation	27,623	27,710	27,014	28,530	28,363
Net cash provided by operating activities	$36,637	$33,485	$26,948	$14,667	$20,786
Net cash used in investing activities	(10,655)	(13,157)	(122,427)	(76,867)	(54,662)
Net cash (used in) provided by financing activities	(24,458)	(20,041)	94,124	62,126	20,596
Capital expenditures	11,929	13,157	21,427	75,110	54,662
Total debt	145,016	168,262	189,195	74,565	17,989
Stockholders’ equity	146,798	136,422	133,257	178,752	144,108
Total debt to capitalization ratio	50%	55%	59%	29%	11%
Return on average equity	10.5%	5.8%	(19.6)%	22.1%	27.8%
Book value per share	$5.36	$4.98	$4.90	$6.43	$5.26
Stock closing price at year end	4 7⁄8	4 7⁄8	6 1⁄4	16 5⁄16	31 1⁄2
Adjusted EBITDA[2]	57,966	49,226	38,004	65,616	62,854

[1]	Includes charges in 1998 for impairment of long-lived assets ($26,700 after-tax) and acquired in-process research and development ($6,000 after-tax).

[2]	Adjusted EBITDA is defined as net income plus charges for impairment of long-lived assets, acquired in-process research and development, provision for income taxes, net interest expense and depreciation and amortization. Adjusted EBITDA, while not a GAAP measure, is presented because the Company believes it is an indicator of its ability to incur and service debt, and its lenders, in determining compliance with financial covenants, use a similar formula.

TABLE OF CONTENTS

             Business Summaries

             Letter to Shareholders

             Historical Financial Summary

             Management’s Discussion and Analysis

             Consolidated Financial Statements

             Notes to Consolidated Financial Statements

             Report of Independent Auditors

             Selected Quarterly Financial Data

             Shareholder Information

             Corporate Information

Business Summaries

Buckbee-Mears	Optical Products
description
Buckbee-Mears, through its Mask Operations, is a leading producer of aperture masks, a critical component of color television and computer monitor picture tubes. The Company is a leading supplier of masks to nearly every major picture tube manufacturer in the world. Buckbee-Mears, through its Micro-Technology Operations, also manufactures a variety of precision photo-etched and electroformed components that require fine features and tight tolerances. Products are manufactured at facilities in Cortland, New York, Müllheim, Germany, Tatabánya, Hungary and St. Paul, Minnesota.	Optical Products, operating as Vision-Ease, offers the most extensive product line in the ophthalmic lens industry with full-line capabilities in polycarbonate, glass and hard-resin plastic. Vision-Ease is the market and technological leader in the design and manufacture of the world’s fastest growing lens material — polycarbonate. Vision-Ease has established a laboratory network in Europe to drive polycarbonate sales into this growing market. The Company manufactures lenses at facilities located in Ramsey, Minnesota, Azusa, California and Jakarta, Indonesia. We also have laboratory operations in Müllheim, Germany and Brou, France.
markets served
• Color television aperture masks	• Retail customers including Afflelou, ColeNational, Costco Wholesale, Eye Care Centers of America, LensCrafters, U.S. Vision, Vista Eyecare and Wal-Mart
• Computer monitor aperture masks	• Wholesale ophthalmic laboratories
• Component parts used in the medical, electronic, telecommunication, automotive and filtration market segments	• Sun lens manufacturers, including Bollé, Luxottica and Oakley
• Customers include Hitachi, Johnson & Johnson, Matsushita, Medtronic, Philips, Samsung, Siemens, Thomson, Toshiba and Xerox
competitive strengths
• Continuous in-line manufacturing process	• Market leader in manufacturing polycarbonate lenses
• Only independent North American aperture mask manufacturer	• Technological leader in higher value-added products such as polarizing and progressive lenses and advanced coatings
• Significant participant in design of HDTV, widescreen (16:9 format) and flat tube aperture masks	• Rapidly growing brand equity with Tegra®, Outlook™ and SunRx®
• Process excellence with a wide variety of metals, including steel, invar, copper, nickel, molybdenum, tungsten, titanium and eligiloy	• Reputation for high quality and innovative product development
• Largest manufacturer of fused multi-focal glass lenses
• ISO 9002 certified
outlook
• Consumers continue to shift to larger screen televisions and computer monitors	• Leverage polycarbonate strength and leadership position into domestic and international growth
• New product introductions, such as HDTV, widescreen and flat screen televisions, multimedia and flat CRTs will contribute to future mask growth	• Consumers demanding improved lens performance, driving growth in polarizing and progressive lenses with advanced coatings
• European manufacturing presence available to meet international growth opportunities	• Improve overall product cost position by accelerating capacity expansion in Southeast Asia
• Miniaturization of component parts increases volume opportunities in a variety of markets	• Grow European polycarbonate sales through retailers utilizing international lab facilities

TO OUR SHAREHOLDERS

YEAR 2000 — SOLID RESULTS AND PLATFORM FOR GROWTH BUILT

We are pleased with the progress made, and the results achieved, at BMC in the year 2000. Diluted earnings per share increased from 28 cents to 54 cents — meeting external expectations and initiating what we believe will be an ongoing pattern of year-over-year earnings growth. We generated operating cash flow of $36.6 million (an increase of 9% over 1999) and reduced our debt from $168.3 million at year-end 1999 to $145.0 million at year-end 2000. Finally, while sales were relatively flat over the prior year (up 3% when adjusted for the impact of currency), sales in strategic products, as delineated in more detail below, were up substantially in both businesses.

Beyond the reported results, we made significant strides during the year in constructing a platform for the Company’s future growth. Organizational and infrastructure investments were made in both businesses aimed at driving new earnings and revenue streams. As will be described in more detail below for each of the businesses, the year 2000 again demonstrated the long-term sustainability of the growth drivers in our base businesses. We leave the year 2000 very confident in our ability to grow diversified earnings and revenue streams using our core technologies.

BUCKBEE-MEARS — ON THE THRESHOLD OF GROWTH IN NEW MARKETS

             In addition to manufacturing aperture masks, the Buckbee-Mears group is a leading producer of precision photo-etched and electroformed components. To better encapsulate the non-mask segment of Buckbee-Mears, we will refer to this segment in this and future communications as “Micro-Technology Operations” or “Micro-Technology.”

             The year 2000 was the first year in which the Mask and Micro-Technology segments of Buckbee-Mears operated as a single combined unit — focused on growth in new markets. While the group’s operating earnings improvement (5%) on a year-over-year basis was modest, the true underlying increase was masked by the transitional nature of our efforts to drive new growth and investments related thereto. We had success in a number of areas including the qualification and development of new products, the optimization and relocation of our production processes, the qualification and first volume sales of advanced television mask products and the expansion of our mask automation efforts. While mask market conditions, particularly in the computer monitor mask segment, continue to be challenging, we successfully combated these forces with strong cost controls and operating efficiency efforts combined with  a focus on improving our product mix. While the Micro-Technology portion of the business was a drag on earnings and sales growth, substantial steps were taken, particularly with regard to the augmentation of leadership and the allocation of human resources, in the effort to drive diversification opportunities. As we enter the year 2001, we are confident that we will begin to show tangible evidence of these investments and efforts.

             Noteworthy achievements of the Buckbee-Mears team over the course of the year included the following:

•   New Micro-Technology Production Line Started in Cortland – We successfully started a new production line for a significant portion of current and expected Micro-Technology products at the Cortland, New York facility. This start-up included the transfer of a number of products currently manufactured in St. Paul, Minnesota. This line provides both broader capabilities and lower costs for our Micro-Technology business.

•   Advanced TV Product Sales Growth – Sales of BMC’s flat, widescreen (16:9 format), HDTV and invar masks increased by 27% over 1999 as a result of continued growth in these product segments and BMC’s growth in market share.

•   Automation Expansion – Over the course of the year 2000 and into the early part of the first quarter of 2001, automatic inspection was added to four of BMC’s television mask manufacturing lines. Moreover, the application of automatic inspection was expanded not only on these lines but also on the two original monitor mask lines.

•   Mask Yield Performance/Operating Efficiencies – Yield improvement was shown throughout the Buckbee-Mears production lines, particularly on the monitor lines where improvement was critical to combating price reduction pressures.

•   Restart of Cortland Line 1 – As a result of stabilizing market conditions in the TV segment and our ability to drive our cost base down, we were able to restart Line 1 at Cortland in the fourth quarter of 2000 to manufacture additive, medium-size commodity TV masks.

             In addition to the above, a number of key organizational steps were taken and investments made to drive Micro-Technology’s sales and earnings growth. The leader of Research and Development for Buckbee-Mears relocated to St. Paul and will focus on Micro-Technology product development projects. A new leadership position for Micro-Technology sales and marketing was created to focus on product sales opportunities for this segment. The Micro-Technology product sales and product development engineering staffs were also augmented over the course of the year. Finally, significant investments were made in marketing studies aimed at identifying attractive high-volume business segments.

             In 2000, over 15% of Micro-Technology’s revenues were attributable to products developed within the past two years. Specific product areas in which new sales were realized included components for fuel cells, optical network attenuators, semiconductor packaging and medical devices. Considerable efforts were devoted to two major new product development projects, which culminated in the signing (in the first quarter of 2001) of production and licensing agreements with Cordis Corporation, a Johnson & Johnson company, and Visteon Corporation for the manufacture and sale of proprietary stents and advanced electronic interconnect devices, respectively.

             Each of our base mask markets showed continued growth in the year 2000. The direct-view television market grew at a worldwide rate of 6%, continuing a 30+ year trend of consistent growth. The jumbo category (which subsumes much of the flat, widescreen and HDTV categories) grew in total by 13% — reflective of a consistent double-digit compound growth rate over the last 20 years. We continue to be optimistic about growth in the jumbo segment based upon the prospects for high-definition digital signals, growth in pure flat designs and the growth in the use of the widescreen format.

             While BMC’s monitor mask sales contracted in the year 2000, this was largely due to a reduction in average selling prices. Moreover, we made a conscious decision over the course of the year to devote a portion of our monitor mask line time to advanced television products. The monitor market continued to grow in the year 2000, with unit sales increasing at a rate of 13%. We anticipate growth in this segment to continue in the 5-10% range for the next 3-5 years. While this segment has been subject to attack by LCD desktop monitors (currently 6% of the PC monitor market), the pricing of LCD display units has been artificially depressed by a gross imbalance in supply and demand for LCD panels, which may cycle back to a pattern of increases given more normalized supply conditions.

             Over the last 10 years, Buckbee-Mears has enjoyed sporadic success in developing new revenue streams. We have learned over time that we must maintain multiple, parallel new product development efforts to sustain consistent growth because the life cycle of new product streams is relatively limited (particularly compared to the mask business). We believe that the broad trends in product development, generally to smaller, more precise features, significantly favor our etching and electroforming capabilities. We believe that this is particularly the case in the filtration, medical, electronics and power segments. At the same time, the Buckbee-Mears trade name enjoys an excellent reputation worldwide and attracts a significant number of opportunities on a passive basis. By coupling our trade reputation with an aggressive, proactive communication of our capabilities to the design engineering communities in the noted segments, we expect to create new high-volume opportunities. In addition, we will be leveraging the capabilities and products that evolve in the development projects described above with Cordis, Visteon and others.

             Our optimism about the future of Buckbee-Mears continues to be based upon our ability to optimize the mask business and drive new product opportunities. Our major initiatives going into the year 2001 will be, accordingly:

•   Establish Diversified Micro-Technology Revenue Streams – Through the efforts described above, we expect over the course of the year to be able to demonstrate our ability to generate new Micro-Technology earnings and revenue streams.

•   Leverage Development Projects – Through the development and production agreements described above, we have the opportunity to not only pursue production opportunities with our partners, but to leverage the technology that we have gained in our development efforts into new product and customer arenas.

•   Grow Advanced TV Products Sales Base – A major Mask optimization initiative for the year is to grow our portfolio of advanced TV products both in terms of customers and types of products sold.

•   Expand the Impact of Automation/Improve Yields – With four TV lines now enjoying the benefits of our proprietary automatic inspection systems, we expect to be able to leverage these systems progressively over time to eliminate more costs and simplify our post-processing steps. In addition, we will continue to drive yield improvement efforts on all production lines.

VISION-EASE — IN PURSUIT OF MULTIPLE GROWTH PATHS

             Vision-Ease showed a substantial increase in profitability on a year-over-year basis at the same time that significant investments were being made in vehicles for future earnings growth. While total divisional sales were only up 3% on a year-over-year basis, our strategic product sales (high-end, value-added products) were up 20% on a year-over-year basis. Our specifically targeted premium prescription products grew dramatically on a year-over-year basis as did SunSport™, our plano polarizing product line, as described in more detail below.

             While not visible in the financial results, significant effort and investment were devoted to positioning Vision-Ease for growth in Europe and Latin America, in our SunSport™ product line, and in our pursuit of new market channels. Similarly, while we showed progress in product cost reduction, we expect to show significantly more in the year 2001 with the movement of production to our Asian facility and a clear definition of needed process and operating efficiency improvements.

             Key achievements for Vision-Ease during the year 2000 included the following:

•   Premium Products Sales Growth – Vision-Ease sales of Tegra® coated polycarbonate lenses and Outlook™ progressive polycarbonate lenses grew 176% in the year 2000 over 1999 — as Vision-Ease, for the first time in its history, began to make significant inroads in the progressive lens segment. SunRx® revenues increased by 66% over 1999 as the market continued to be drawn to this high-performance product for which Vision-Ease enjoys a proprietary technology position.

•   SunSport™ Growth – The SunSport™ business, selling polarized polycarbonate lenses to premium sunwear manufacturers, also showed dramatic growth of 64% over 1999 — with customers in the non-prescription, or plano, segment being drawn to the same polarizing performance characteristics sought in the prescription segment.

•   Polycarbonate Production Rationalization/Jakarta Start-Up – Over the course of the year, we optimized production allocation between our Ramsey, Minnesota and Azusa, California production facilities. In addition, we successfully initiated polycarbonate production at our Jakarta, Indonesia facility with volume production achieved in the fourth quarter.

•   European Product Qualifications and Infrastructure Expansion – A significant portion of the year 2000 in Europe was spent successfully qualifying our polycarbonate product line with a number of major European retailers. In addition, we expanded our European sales and marketing infrastructure, particularly in France where polycarbonate is growing very rapidly.

•   Glass Manufacturing Fully Moved to Jakarta – Throughout the year 2000 and into the early part of the year 2001, we successfully implemented a plan to transfer glass manufacturing completely to our Jakarta operation from our St. Cloud, Minnesota facility.

             Another major accomplishment during the year 2000 was the realignment of our sales and marketing resources around channel, geographic and product segment objectives — particularly in North America. Conjunctively, we have augmented the resources devoted to those market segments showing significant growth. While our plastic and glass business contracted during the year 2000 (largely due to market factors in the case of glass), we are confident that this new structure will ensure that adequate resources continue to be devoted to non-strategic segments which continue to contribute significant profits and revenues to Vision-Ease.

             Our new product development efforts during the year 2000 were a disappointment relative to beginning of the year expectations. While we did not successfully launch our proprietary polycarbonate photochromic product, we do continue to expect to launch this product in 2001, and the product will have a variety of attractive applications. Our launch of a finished multi-focal product line was also delayed due to production difficulties and the need to devote press capacity to conventional progressive lenses. We are, however, confident that this product line will also be launched during the year 2001, and that institutional learning from the development of this product will accelerate the development of our wafer lamination system.

             The polycarbonate ophthalmic lens market continues to grow at extremely attractive rates. The North American polycarbonate market segment grew at the rate of 20% in 2000, adding to its string of 15+ years of growth at rates in excess of 15%. Polycarbonate growth worldwide was roughly 20-22%, with growth in Europe estimated at 24%. For obvious reasons, this continues to be a very attractive segment and the principal focus of our strategic efforts. Polycarbonate offers an unmatched combination of performance features (thin, lightweight, impact resistant, UV absorptive and scratch resistant) and a modest price that makes it extremely attractive to eyewear dispensers faced with strong competitive pressures and the demands of managed care. Moreover, as the industry as a whole moves to take advantage of opportunities presented by the sunwear segment, particularly corrective sunwear, Vision-Ease is well positioned with a polycarbonate product line that includes polarizing, photochromic and tintable products. In sum, Vision-Ease enjoys very strong underlying base market dynamics.

             The polarizing segment is illustrative of the growth opportunities available to Vision-Ease — and is a segment where the Company enjoys a proprietary product and technology leading position. Corrective polarizing lens sales in the U.S. grew 28% in 2000, representing 20% of all prescription sun lenses sold in 2000. Growth in plano polarizing polycarbonate lenses for premium sunwear has grown at the compound rate of 20% since 1995. This growth for polarized products is driven by several factors:

•   The ease of demonstrating the benefits of polarization to the patient/consumer;

•   The need for the protection (impact resistance and UV filtering) of polycarbonate in active lifestyles;

•   The thinness and light weight of polycarbonate;

•   The ability to mold polycarbonate for extreme designs; and

•   The desire of retail sunwear makers to enhance their premium mix.

             Turning to the future for Vision-Ease, this group’s basic strategic mission is comprised of three critical components:

•   Driving polycarbonate as the ophthalmic lens material of choice worldwide;

•   Moving down the distribution channel and establishing a closer relationship with the professional community both in Europe and on a worldwide basis by leveraging our proprietary polycarbonate products and processes; and

•   Diversifying our revenue streams both through non-ophthalmic optical products (like SunSport™ lenses and reading glasses) as well as non-optical precision molded products and components.

             In pursuit of this mission, our major objectives for the year 2001 are as follows:

•   Premium Product Growth – We expect to continue to grow our Tegra®, Outlook™ and SunRx® product lines.

•   European Market Expansion – With the product qualifications discussed above and the growth of polycarbonate in the European market, we expect to show significant growth in our European operations over the course of 2001.

•   SunSport™ Expansion – Due to the factors described above, we expect to see continued significant growth in polarized polycarbonate lens usage. Moreover, we expect to add to the portfolio of products sold through our SunSport™ team.

•   Jakarta Polycarbonate Ramp-Up – Over the course of the year, we expect to ramp up production of commodity polycarbonate product at our Jakarta facility to substantial volumes.

•   Further Polycarbonate Geographic Expansion – We expect to grow our polycarbonate lens sales outside of Europe and North America through a focused effort over the course of the year aimed at Latin America in particular.

•   Polycarbonate Cost Reduction – In addition to the cost benefits realized in Jakarta polycarbonate volume production, we expect to make significant inroads in reducing our domestic polycarbonate product costs through yield improvement, automation and other measures over the course of 2001.

•   Consolidate and Streamline Distribution Network – Both as a cost control measure and as a means to better serve our customers, we will be consolidating our distribution network over the course of 2001.

             Vision-Ease continues to enjoy the luxury of a number of executable growth opportunities. We expect clear evidence of our success on multiple fronts during 2001.

ORGANIZATIONAL DEVELOPMENT

             A dynamically evolving worldwide marketplace continues to place greater and greater demands on our leaders and requires of them a broader and broader skill set. We made significant progress over the course of the year on our previously stated goal of improving the caliber of leadership at all levels throughout BMC. Vision-Ease’s leadership group was dramatically enhanced by a combination of internal promotions, internal transfers and external hires. We were particularly fortunate to make high-quality new leadership hires in the areas of polycarbonate operations, research and development, North American professional relations, sales and in Europe. The Buckbee-Mears team was significantly enhanced by internal promotions and transfers necessitated by the merger of the Mask and Micro-Technology businesses. We are very pleased by the manner in which affected individuals have met the challenge of their new responsibilities. Finally, we were blessed at the corporate office with the addition of an outstanding new Chief Financial Officer whose impact was felt even in the portion of the year she spent on the job.

             In summary, despite very challenging hiring conditions, we are delighted with the progress we have made in growing the BMC leadership team. We recognize, however, the need to continue to build depth to achieve growth and the multiple, parallel efforts required to sustain same. While it is difficult for shareholders to have visibility to the true caliber and quality of leadership at a given company, I can only say that I would be happy to match this team against any other.

2000 AND BEYOND

             After major challenges to both of our base businesses in 1998 and 1999, we have proven our ability to rebuild and revive these businesses and drive them to substantial growth. In the case of the Buckbee-Mears mask business, we have shown that we can optimize a business in the face of extremely strong competitive challenges and difficult market conditions. We are presently applying these same abilities to Vision-Ease to build world-class, highly professional manufacturing and business processes that will enable substantial cost savings and new product opportunities. Through the growth and optimization of each of our base businesses, we are confident that we can significantly grow our earnings. However, we recognize the necessity of meaningfully demonstrating the ability to diversify our earnings streams into new high-growth opportunities by leveraging our base capabilities. As hopefully has been demonstrated by the comments that have preceded, we take this message very seriously and have taken strong, multiple steps to ensure the proper allocation of resources to drive our diversification initiatives. Diversification is a BMC leadership team mission, which is imbedded in all of our goals and objectives.

             As we embark on our diversification efforts, we have more than adequate financial resources to fulfill our strategic objectives. As noted above, we reduced our debt by $23.3 million in 2000, as the organic cash-generating power of our business grew over the course of the year. Over the last 24 months, we have reduced our debt by $44.2 million while investing $25.1 million in our businesses. We have the financial leverage available to drive our new business growth initiatives.

             Our leadership team has been frustrated by the fact that our successes over the last 12 months have generated a minimal impact on our stock value. We recognize conjunctively, however, that we must achieve our diversification goals in addition to showing sustained profitability growth in order to merit higher valuation levels. As noted above, this team is committed to achieving those goals.

CONCLUSION

             We are pleased with the results that we reported in the year 2000 and are even more pleased with the progress we made in getting ourselves positioned for substantial further growth in the year 2001 and beyond. As a consequence, we believe that investment in BMC is well placed. To reinforce that point, over the decade that concluded with the year 2000, and despite what we believe was a disproportionate impact on our valuation resulting from the challenges faced in the late nineties, BMC showed compound stock price appreciation of 17%, compound earnings growth of 23% and compound sales growth of 7%. Despite our best efforts, there is a certain amount of volatility that accompanies any investment in a smaller company. However, we believe our historic track record and our prospects for the future make us attractive to the long-term investor. We appreciate your investment and ongoing support.

Sincerely,

             /s/  Paul B. Burke

Paul B. Burke

Chairman and
Chief Executive Officer

HISTORICAL FINANCIAL SUMMARY
(in thousands, except per share amounts, percentages and ratios)

Years Ended December 31	2000	1999	1998	1997	1996
SUMMARY OF OPERATIONS
Revenues	$354,485	$353,854	$335,138	$312,538	$280,487
Cost of products sold	300,795	305,592	297,995	244,468	213,007
Gross margin	53,690	48,262	37,143	68,070	67,480
Selling and administrative expenses	22,552	23,352	20,675	16,012	15,033
Impairment of long-lived assets	—	—	42,800	—	—
Acquired in-process research and development	—	—	9,500	—	—
Earnings (loss) before interest, other income and income taxes	31,138	24,910	(35,832)	52,058	52,447
Interest expense, net	(12,833)	(13,099)	(13,374)	(1,065)	(280)
Other income	2,838	1,036	522	209	236
Earnings (loss) before income taxes	21,143	12,847	(48,684)	51,202	52,403
Income tax (expense) benefit	(6,243)	(5,023)	18,049	(15,481)	(17,302)
Net earnings (loss)	$14,900	$7,824	$(30,635)	$35,721	$35,101
EARNINGS (LOSS) PER SHARE
Basic	$0.54	$0.29	$(1.13)	$1.30	$1.29
Diluted	0.54	0.28	(1.13)	1.25	1.24
NUMBER OF SHARES INCLUDED IN PER SHARE COMPUTATION
Basic	27,396	27,299	27,014	27,583	27,268
Diluted	27,623	27,710	27,014	28,530	28,363
CASH FLOW
Cash dividends per share	$0.06	$0.06	$0.06	$0.06	$0.0525
Depreciation and amortization expense	23,990	23,280	21,014	13,349	10,171
Net cash provided by operating activities	36,637	33,485	26,948	14,667	20,786
Capital expenditures	11,929	13,157	21,427	75,110	54,662
FINANCIAL POSITION
Working capital	$95,322	$88,833	$94,971	$74,914	$41,354
Property, plant and equipment, net	139,499	151,238	162,594	182,382	123,845
Total assets	373,804	383,553	399,465	319,407	232,969
Total debt	145,016	168,262	189,195	74,565	17,989
Stockholders’ equity	146,798	136,422	133,257	178,752	144,108
STATISTICS AND RATIOS
Current ratio	2.5	2.5	2.7	2.6	1.8
Total debt to equity ratio	1.0	1.2	1.4	0.4	0.1
Earnings (loss) before interest, other income and income taxes, as a percentage of revenues	8.8%	7.0%	(10.7)%	16.7%	18.7%
Return on average equity	10.5%	5.8%	(19.6)%	22.1%	27.8%
Book value per share	$5.36	$4.98	$4.90	$6.43	$5.26

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY

             BMC Industries, Inc. is one of the world’s largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors and a leading producer of precision photo-etched metal and electroformed parts. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The Company has two business segments; Buckbee-Mears, made up of Mask Operations and Micro-Technology Operations, and Optical Products (operating as Vision-Ease).

             Net revenues of $354.5 million for 2000 represent a slight increase over the $353.9 million in 1999. Excluding the impact from foreign currency exchange rate changes during the year, total revenues would have increased 3% over 1999 revenues. The revenue growth during 2000 was provided by Optical Products due to growth in sales of high-end, value-added products (including polycarbonate, progressive and polarizing sun lenses), partially offset by declines in glass and plastic lens sales. Buckbee-Mears group sales decreased 1% in 2000. Excluding the impact of foreign currency translation, the Buckbee-Mears group revenues would have increased 3% over 1999.

             Net earnings and diluted earnings per share for 2000 were $14.9 million and $0.54, respectively, compared to net earnings and diluted earnings per share of $7.8 million and $0.28, respectively, for 1999.

RESULTS OF OPERATIONS

             The following discussion and analysis examines the operating results of the Company’s two business segments. As used herein, “operating profit” refers to operating profit before charges for the impairment of long-lived assets and acquired in-process research and development (IPR&D), administrative expense and interest, as shown in Note 12 to the Consolidated Financial Statements — Segment Information.

BUCKBEE-MEARS
REVENUES AND OPERATING PROFIT

             Comparison of 2000 and 1999. Buckbee-Mears group revenues were $214.9 million for 2000, a decrease of $3.0 million or 1% from 1999. Excluding the impact of foreign currency translation, revenues would have increased 3% over 1999. Sales of large (24-29 inches) and jumbo (30 inches and larger) entertainment masks were up 11% and 10%, respectively, over 1999 levels as a result of increased demand, particularly in Europe, for flat and widescreen (16:9 format) televisions. In addition to the shift to larger sizes, the group experienced a favorable sales mix shift with invar (nickel alloy) entertainment mask sales up 25% and standard AK steel entertainment mask sales down 6%. Computer monitor mask sales decreased 10% compared to 1999, largely offsetting the higher entertainment mask sales. Sales of monitor masks were negatively impacted by year-over-year price reductions and the Company’s decision to utilize monitor mask production capacity for HDTV and other higher-margin entertainment products, thus displacing monitor volumes. Micro-Technology Operations revenue declined 22% from 1999 as the Company has continued to redirect the efforts of this group toward new, strategic markets.

             Operating profit for Buckbee-Mears was $25.1 million for 2000, an increase of $1.2 million from 1999. The operating margin was 12% of revenues for 2000 compared to 11% for 1999. The increase in operating profit is primarily due to product cost reductions derived from yield improvements and automated inspection equipment installed in 2000, and the favorable sales mix shift to larger sized and invar steel entertainment masks. In addition, Mask Operations restarted an idle entertainment mask line at the Company’s Cortland, New York, facility at the end of the year which provided some additional absorption of the group’s fixed overhead. Partially offsetting these favorable variances were continued pricing pressures in the mask business, particularly for monitor masks, and lower profits from Micro-Technology Operations. The group continued to invest in 2000 in the engineering and sales and marketing infrastructure needed to drive future growth in new Micro-Technology products and market segments. The effect of foreign currency translation had a nominal impact on the group’s operating profit.

             Comparison of 1999 and 1998. Revenues of Buckbee-Mears were $217.9 million for 1999, an increase of $5.8 million or 3% over 1998. The increase was primarily attributable to incremental monitor mask revenue generated from a monitor mask production line in Cortland that was restarted in January 1999, partially offset by lower entertainment mask and Micro-Technology revenues. Total year 1999 computer monitor mask sales were $64.1 million, an increase of 74% over 1998. Sales of invar entertainment masks were up 14% compared to total year 1998 sales. Offsetting these increases, AK steel entertainment mask sales were down 20% compared to 1998 sales, and other Micro-Technology Operations revenue declined 17% from 1998.

             Operating profit for Buckbee-Mears was $23.9 million for 1999, an increase of $21.9 million from 1998. Operating margin was 11% of revenues for 1999 compared to 1% for 1998. The increase in operating margin was due primarily to the increase in monitor mask and invar entertainment mask revenue, partially offset by lower AK steel entertainment mask revenue, pricing pressures in the mask business — particularly pricing for monitor masks — and lower sales from Micro-Technology products. The effect of foreign currency translation had a nominal impact on the group’s operating profit.

OPTICAL PRODUCTS
REVENUES AND OPERATING PROFIT

             Comparison of 2000 and 1999. The Optical Products group sales were $139.6 million for 2000, an increase of $3.6 million or 3% from 1999. The increase was due to a 20% increase in sales of high-end, value-added products (which the Company defines as polycarbonate, progressive and polarizing sun lenses). Sales of high-end products accounted for 63% of total Optical Products group revenue in 2000 compared to 55% in 1999. Sales of Tegra® coated polycarbonate lenses and Outlook™ progressive polycarbonate lenses in 2000 grew 176% over 1999. Sales of the Company’s polarized polycarbonate sun lenses also grew significantly in 2000 with SunRx® (prescription) and SunSport™ (non-prescription or plano) revenues in 2000 increasing 66% and 64%, respectively, over sales in 1999.

             Partially offsetting the increases reported for high-end products were declines in glass and plastic lens sales. Sales of plastic product decreased 18% and glass sales decreased 17%, due primarily to overall market dynamics in these product categories and difficulties the Company experienced in obtaining plastic lenses from its OEM suppliers.

             Operating profit of Optical Products was $11.4 million for 2000, an increase of $5.7 million or 99% from 1999. Operating margin was 8% of net sales for 2000 compared to 4% in 1999. The operating margin increase in 2000 was primarily due to the favorable sales mix shift to high-end, value-added products experienced in 2000. In addition, 1999 results were negatively impacted by poor product cost performance and product line integration costs.

             Comparison of 1999 and 1998. Optical Products group revenues were $136.0 million for 1999, an increase of $12.9 million or 11% from 1998. The increase was primarily due to the incremental revenue contributed from the Orcolite acquisition, which was completed in May 1998. High-end, value-added product sales increased 23% and accounted for 55% of total Optical Products group revenue in 1999 compared to 53% in 1998. On a pro forma basis, assuming the Orcolite acquisition had occurred at the beginning of 1998, Optical Products revenue in 1999 decreased 1%. Sales of high-end products increased 3% over the pro forma Vision-Ease revenues for the same period.

             Sales of mid-range and commodity plastic product decreased 8% due primarily to the Company’s reduced emphasis on plastic lens products and increased price competition in the plastic lens segment. On a pro forma basis, plastic product sales declined 16%. Glass product sales declined 7% due to the continued contraction of worldwide glass lens sales.

             Operating profit of Optical Products was $5.7 million for 1999, a decrease of $13.9 million or 71% from 1998. Operating margin was 4% of net sales for 1999 compared to 16% in 1998. The 1999 operating margin decline was due primarily to increased polycarbonate product costs, charges for product discontinuances and phase-outs related to product line integration, aggressive product pricing on glass, plastic and low-end polycarbonate lenses, new lens product development costs and increased polycarbonate product promotions.

SELLING EXPENSES

             Selling expenses were $17.2 million, $18.7 million and $15.5 million or 4.8%, 5.3% and 4.6% of revenues for 2000, 1999 and 1998, respectively. The decrease in 2000 is due primarily to decreases in the Optical Products group as a result of expanded marketing efforts in 1999 on high-end products as well as the consolidation of certain sales and marketing functions in 2000. The increase in 1999 is due primarily to incremental costs associated with the Orcolite acquisition and expanded sales and marketing costs related to the promotion of the Optical Products group’s branded product lines.

ADMINISTRATIVE EXPENSES

             Administrative expenses were $5.4 million, $4.7 million and $5.2 million or 1.5%, 1.3% and 1.5% of revenues for 2000, 1999 and 1998, respectively. The increase in administrative expenses in 2000 is due primarily to performance-based employee incentive benefits tied to the Company’s earnings and also due to expenses related to filled positions which were open in 1999. The decrease in administrative expenses from 1998 to 1999 is due primarily to several open administrative positions in 1999.

INTEREST EXPENSE (INCOME)

             Interest expense was $13.1 million, $13.4 million and $13.5 million for 2000, 1999 and 1998, respectively. Interest income was $0.3 million, $0.3 million and $0.2 million for 2000, 1999 and 1998, respectively. Interest expense in 2000 was down slightly from 1999 due to lower debt levels, partially offset by higher interest rates in the second half of the year. 1999 interest expense was consistent with 1998 due to flat average debt levels and interest rates throughout the year compared to 1998.

INCOME TAXES

             The Company’s effective tax rate was 30%, 39% and 37% in 2000, 1999 and 1998, respectively. The 2000 tax rate was lower due to the Company’s domestic and foreign earnings mix, ongoing tax initiatives and a statutory rate reduction in Germany. The 1999 tax rate was impacted by a non-recurring tax charge related to the settlement of an audit during the year. In addition, the 1999 tax rate was higher than the 1998 rate due to an earnings mix shift to higher taxed foreign-based earnings in 1999.

             Realization of the Company’s net deferred tax asset is dependent on future taxable income. The Company performed a detailed analysis and believes that it is probable that such assets will be realized based on the Company’s estimate of future taxable income and the expected timing of temporary difference reversals.

SEASONALITY

             The Company’s earnings have been generally lower in the first and third quarters due to maintenance shutdowns at the Company’s mask production facilities during those periods. Also, the seasonality of end products in several markets (televisions, computer monitors and ophthalmic lenses) affects the Company’s annual earnings pattern.

MASK OPERATIONS EXTENDED SHUTDOWN

             During the third quarter of 1998, the Company shut down three manufacturing lines (two entertainment mask and one computer monitor mask) at the Company’s Cortland facility for an extended period of time. These shutdowns were done in conjunction with the Company’s normal summer maintenance shutdowns to avoid additional ramp-up costs. One entertainment mask line resumed operation in the fourth quarter 1998. The computer monitor mask line was restarted in late January 1999 and the remaining entertainment mask line was restarted in the fourth quarter of 2000.

DIVIDENDS

             In 2000, the Company continued payment of cash dividends to shareholders. Cash dividends of one and one-half cents per share were declared in each quarter of 2000. The Company currently expects to continue dividend payments in 2001.

ENVIRONMENTAL

             The Company’s operations are subject to federal, state, local and foreign environmental laws and regulations. Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (CERCLA or Superfund), the Company has been designated as a potentially responsible party (PRP) by the United States Environmental Protection Agency with respect to certain waste sites at which the Company may have had direct or indirect involvement. Similar designations have been made by some state environmental agencies under applicable state environmental laws. Such designations are made regardless of the extent of the Company’s involvement. Such designations have been made by the filing of a complaint, the issuance of an administrative directive or order, or the issuance of a notice or demand letter. These actions are in various stages of administrative or judicial proceedings. They include demands for recovery of past governmental costs and/or for future investigative or remedial actions. In many cases, the dollar amount of site costs or the Company’s portion of site costs is not specified. In most cases, however, the Company has been designated a de minimis party and claims have been asserted against a number of other entities for the same recovery or other relief as was asserted against the Company. The Company is currently participating in eight environmental investigations and/or remedial actions in which final settlement has not been reached.

             To the extent possible, and with the amount of information available at this time, the Company has evaluated its responsibility for costs and related liability with respect to the above investigations and/or remedial actions, and has recorded reserves for such liability in accordance with generally accepted accounting principles. It is the Company’s opinion that the Company’s liability with respect to these matters should not have a material adverse effect on the financial position or the results of operations of the Company. In arriving at this conclusion, the Company has considered, among other things, the payments that have been made in the past; the factors, such as volume and relative toxicity, ordinarily applied to allocated defense and remedial costs; the probable costs to be paid by the other potentially responsible parties; total projected remedial costs, to the extent known; existing technology; and currently enacted laws and regulations. A portion of the costs and related liability for these matters has been or will be covered by insurance or third parties.

FINANCIAL POSITION AND LIQUIDITY

             Working capital was $95.3 million and the current ratio was 2.5 at December 31, 2000, compared to $88.8 million and a current ratio of 2.5 at December 31, 1999. Accounts receivable balances increased $3.6 million compared to 1999 due primarily to a higher level of mask sales in the last month of 2000. Inventory levels were even with 1999. Accounts payable and other liabilities increased primarily due to extended payment terms with certain vendors at Buckbee-Mears and a higher level of expense accruals at the end of 2000 compared to 1999.

             At December 31, 2000, the Company had $145.0 million in debt and the ratio of total debt to total equity was 1.0. At December 31, 1999, the Company had $168.3 million in debt and the ratio of total debt to total equity was 1.2. The $23.3 million reduction in debt during 2000 was due primarily to improved working capital utilization and cash generated from operations.

             In 2000, the Company generated $36.6 million of cash flow from operating activities. The cash generated from operating activities was used primarily for debt reduction totaling $23.3 million and property, plant and equipment additions totaling $11.9 million. The Company generated $33.5 million of cash flow from operating activities in 1999, which was used primarily for debt reduction totaling $20.9 million and property, plant and equipment additions totaling $13.2 million. In 1998, the Company generated $26.9 million of cash flow from operating activities and $94.1 million from financing activities, primarily through incremental debt. The cash generated from operating and financing activities in 1998 was used primarily for property, plant and equipment additions totaling $21.4 million and the cash acquisition of Orcolite for $101.0 million.

             Capital spending in 2001 is planned to be approximately $20.0 million. It is currently anticipated that 2001 capital expenditures will be financed primarily with funds from operations.

             As of December 31, 2000, the Company had a $220.0 million domestic secured credit facility with a syndicate of banks. There was $143.1 million outstanding under this facility at December 31, 2000. The Company’s German subsidiary maintains short-term and long-term credit facilities with available credit of $13.2 million at December 31, 2000. The Company currently believes that internally generated funds and unused financing sources will be adequate to meet the Company’s financing requirements for 2001.

MARKET RISK

Foreign Currency
             A portion of the Company’s operations consists of manufacturing and sales activities in foreign jurisdictions. The Company manufactures its products in the United States, Germany, Hungary and Indonesia and purchases products from Asian, as well as other foreign suppliers. The Company sells its products in the United States and into various foreign markets. The Company’s sales are typically denominated in either the U.S. dollar or the German mark (DM/Euro). Buckbee-Mears also has an indirect exposure to the Japanese yen and the Korean won because its most significant competitors are Japanese and Korean. As a result, the Company’s financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. In addition, sales of products overseas are affected by the value of the U.S. dollar relative to other currencies. Long-term strengthening of the U.S. dollar may have an adverse effect on these sales and competitive conditions in the Company’s markets and may limit the Company’s ability to increase product pricing in times of adverse currency movements.

             To manage the volatility relating to these exposures, the Company utilizes various derivative instruments, including foreign currency forward-exchange contracts and cross-currency swaps. The cross-currency swaps are accounted for under mark-to-market accounting.

             At December 31, 2000 and 1999, the Company had approximately 19.8 million DM and 11.0 million DM, respectively, of outstanding foreign currency forward-exchange contracts to exchange U.S. dollars for German marks at a set exchange rate. In addition, at December 31, 2000, the Company had approximately 15 billion rupiah of outstanding foreign currency forward-exchange contracts to exchange U.S. dollars for Indonesian rupiah at a set exchange rate. There were no outstanding foreign currency forward-exchange contracts for the rupiah at December 31, 1999. At December 31, 2000, the Company’s German subsidiary had approximately $5.9 million of outstanding foreign currency forward-exchange contracts to sell U.S. dollars for German marks at a set exchange rate. There were no outstanding foreign currency forward-exchange contracts for the U.S. dollar at December 31, 1999.

             In August 1999, the Company entered into a cross-currency swap that provided for the Company to swap a total of $10.0 million of notional debt for the equivalent amount of Japanese yen-denominated debt. Under this swap, the Company also effectively swapped a floating U.S. dollar-based interest rate for a floating Japanese yen-based interest rate. Under mark-to-market accounting, the Company recorded as Other Income a foreign exchange gain of $0.6 million in 2000 and a loss of $1.2 million in 1999 for this swap agreement. This swap agreement was closed out in May 2000. The Company does not currently have any cross-currency swaps outstanding, but continually monitors its foreign currency position.

             In January 1999, the Company entered into a cross-currency swap which provided for the Company to swap a total of $10.0 million of notional debt for the equivalent amount of Japanese yen-denominated debt. This swap agreement was closed out in May 1999. The Company recorded as Other Income a foreign exchange gain of $0.5 million in 1999 related to this swap.

             In October and November 1998, the Company entered into cross-currency swaps which provided for the Company to swap a total of $20.0 million of floating notional debt for the equivalent amount of floating Japanese yen-denominated debt. These swap contracts were settled in November 1998, resulting in a gain of $0.9 million, which was recorded as Other Income.

             The Company experiences foreign currency gains and losses, which are reflected on the Company’s Statements of Operations, due to the strengthening and weakening of the U.S. dollar against the currencies of the Company’s foreign subsidiaries and the resulting effect on the valuation of the inter-company and other accounts. The net exchange gain or loss was not material in 2000 or 1999. The Company anticipates that it will continue to incur exchange gains and losses from foreign operations in the future.

             The Company’s net investment in foreign subsidiaries with non-U.S. dollar functional currency was $27.6 million and $28.8 million at December 31, 2000 and 1999, respectively, translated into U.S. dollars at year-end exchange rates. The potential loss in value resulting from a hypothetical 10% change in foreign currency exchange rates is $2.5 million and $2.6 million in 2000 and 1999, respectively. The loss, if incurred, would be recorded as a charge to Accumulated Other Comprehensive Income (Loss).

             During 2000 and 1999, the U.S. dollar strengthened against the DM. A weaker dollar generally has a positive impact on overseas results because foreign currency-denominated earnings translate into more U.S. dollars; a stronger dollar generally has a negative translation effect. However, a significant component of our overseas revenue is U.S. dollar based, somewhat mitigating this effect. As a result, the effect of the change in exchange rates for 2000 and 1999 did not have a material impact on net earnings.

Interest
             Substantially all of the Company’s debt and associated interest expense is sensitive to changes in the level of interest rates. To mitigate the impact of fluctuations in interest rates, the Company enters into interest rate swaps to hedge the exposure of a portion of its floating-rate debt. The Company’s primary interest rate exposure is U.S., and to a lesser extent DM/Euro and yen-based interest rates.

             At various dates during 1998, 1999 and 2000, the Company entered into multiple interest rate swap agreements to provide for the Company to swap a variable interest rate for fixed interest rates ranging from 6.2% to 7.1%. At December 31, 2000, $75.0 million of these swaps remained outstanding with the swaps expiring at various dates ranging from January 2001 to June 2003.

             A hypothetical 100 basis point increase in interest rates would result in a $0.7 million and $0.8 million adverse impact on interest expense in 2000 and 1999, respectively.

IMPACT OF YEAR 2000

             The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems or the products and services of third parties.

NEW ACCOUNTING STANDARDS

             SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” was adopted by the Company in 1999, and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB Statement No. 133,” was adopted by the Company in 2000. See Note 6 to the Consolidated Financial Statements — Derivative Instruments and Hedging Activities. The adoption of these new statements did not have a material effect on results of operations or financial position.

             In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (SAB 101). SAB 101, as amended, summarizes some of the SEC’s views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has reviewed the rule requirements and determined compliance therewith. SAB 101 was effective for the Company in the fourth quarter of 2000 and did not have a material effect on the Company’s operations or financial position.

EURO CURRENCY CONVERSION

             On January 1, 1999, 11 of the 15 member countries of the European Union, including Germany, adopted the euro as their common legal currency. The euro trades on currency exchanges and is available for non-cash transactions. From January 1, 1999 through January 1, 2002, each of the participating countries is scheduled to maintain its national (legacy) currency as legal tender for goods and services. Beginning January 1, 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation no later than July 1, 2002. The Company’s foreign operating subsidiaries that will be affected by the euro conversion have established plans to address the business issues raised, including the competitive impact of cross-border price transparency. It is not anticipated that there will be any near-term business ramifications; however, the long-term implications, including any changes or modifications that will need to be made to business and financial strategies, are still being reviewed. From an accounting, treasury and computer system standpoint, the impact from the euro currency conversion is not expected to have a material impact on the financial position or results of operations of the Company.

CAUTIONARY STATEMENTS

             Certain statements included in this Management’s Discussion and Analysis by the Company or its representatives, as well as other communications, including its filings with the SEC, reports to shareholders, news releases and presentations to securities analysts or investors, contain forward-looking statements made in good faith by the Company pursuant to the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to non-historical information and include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. The Company wishes to caution the reader not to place undue reliance on any such forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties detailed from time to time in reports filed by the Company with the SEC, including Forms 10–Q and 10-K, that could cause actual results or outcomes to differ materially from those presently anticipated or projected and include, among others; further mask and ophthalmic lens price declines, particularly for computer monitor masks, and imbalances of supply and demand; slowdown in growth of high-end products; rising raw material and chemical costs; ability to improve operating and manufacturing efficiencies; ability to meet customer new product qualifications; consumer demand for direct-view high-definition television and digital receivers; competition with alternative technologies and products, including laser surgery for the correction of visual impairment and liquid crystal, plasma, projection and other types of visual displays; ability to implement the Optical Products group’s initiatives in strategic polycarbonate marketing; ability to grow sales of polycarbonate products both domestically and abroad, including growth in European sales through the operation of processing laboratories; new product development, introduction and acceptance; cost reduction and reorganization efforts; continued slowdown for Micro-Technology Operations; ability to diversify Micro-Technology customer and product base and partner with new and existing Buckbee-Mears customers or transition development relationships into full-scale production; the effect of regional or global economic slowdowns; adjustments to inventory valuations; liability and other claims asserted against BMC; negative foreign currency fluctuations; and ability to recruit and retain key personnel. These factors should not, however, be considered an exhaustive list. The Company does not undertake the responsibility to update any forward-looking statement that may be made from time to time by or on behalf of the Company. Investors should also be aware that while the Company does, from time to time, communicate with securities analysts, it is against BMC’s policy to disclose to them any material non-public information or other confidential commercial information prior to disclosure of such information by means designed to broadly disseminate such information to all investors. Accordingly, shareholders should not assume that the Company agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. In addition, BMC does not confirm financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not the responsibility of BMC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

Years Ended December 31	2000	1999	1998
Revenues	$354,485	$353,854	$335,138
Cost of products sold	300,795	305,592	297,995
Gross margin	53,690	48,262	37,143
Selling expense	17,163	18,650	15,496
Administrative expense	5,389	4,702	5,179
Impairment of long-lived assets	—	—	42,800
Acquired in-process research and development	—	—	9,500
Income (loss) from operations	31,138	24,910	(35,832)
Other income and (expense)
Interest expense	(13,115)	(13,376)	(13,537)
Interest income	282	277	163
Other income	2,838	1,036	522
Earnings (loss) before income taxes	21,143	12,847	(48,684)
Income tax expense (benefit)	6,243	5,023	(18,049)
Net earnings (loss)	$14,900	$7,824	$(30,635)
Earnings (loss) per share
Basic	$0.54	$0.29	$(1.13)
Diluted	0.54	0.28	(1.13)
Number of shares included in per share computation
Basic	27,396	27,299	27,014
Diluted	27,623	27,710	27,014
See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(in thousands)

December 31	2000	1999
ASSETS
Current Assets
Cash and cash equivalents	$2,290	$1,146
Trade accounts receivable, less allowances of $2,863 and $3,374	45,645	42,025
Inventories	82,015	82,312
Deferred income taxes	17,954	11,588
Other current assets	11,455	12,580
Total current assets	159,359	149,651
Property, plant and equipment, net	139,499	151,238
Deferred income taxes	4,389	9,761
Intangible assets, net	65,180	68,232
Other assets, net	5,377	4,671
Total assets	$373,804	$383,553
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$1,206	$2,303
Accounts payable	33,939	30,342
Accrued compensation and benefits	14,465	12,909
Income taxes payable	6,374	8,093
Other current liabilities	8,053	7,171
Total current liabilities	64,037	60,818
Long-term debt	143,810	165,959
Other liabilities	17,080	18,229
Deferred income taxes	2,079	2,125
Stockholders’ Equity
Common stock (shares issued of 27,399 and 27,370)	49,240	49,077
Retained earnings	105,876	92,620
Accumulated other comprehensive income (loss)	(6,669)	(3,495)
Other	(1,649)	(1,780)
Total stockholders’ equity	146,798	136,422
Total liabilities and stockholders’ equity	$373,804	$383,553
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except per share amounts

	Common Stock	Retained Earning	Accumulated Other Comprehensive Income (Loss)	Other	Total

Years Ended December 31, 2000, 1999 and 1998
BALANCE AT DECEMBER 31, 1997	$62,263	$118,693	$(1,217)	$(987)	$178,752
Comprehensive Loss:
Net loss	—	(30,635)	—	—	(30,635)
Foreign currency translation adjustments	—	—	2,330	—	2,330
Total comprehensive loss					(28,305)
Repurchase of 1,000 shares of Company stock	(16,636)	—	—	—	(16,636)
Exercise of options, including tax benefit	2,048	—	—	—	2,048
Restricted stock grants, net of forfeitures and including tax benefits	39	—	—	—	39
Net employee repayments (loans) for exercise of stock options	—	—	—	(1,019)	(1,019)
Cash dividends declared – $0.06 per share	—	(1,622)	—	—	(1,622)
BALANCE AT DECEMBER 31, 1998	47,714	86,436	1,113	(2,006)	133,257
Comprehensive Income:
Net earnings	—	7,824	—	—	7,824
Foreign currency translation adjustments	—	—	(4,577)	—	(4,577)
Loss on derivative instruments	—	—	(31)	—	(31)
Total comprehensive income					3,216
Exercise of options, including tax benefit	1,153	—	—	—	1,153
Restricted stock grants, net of forfeitures and including tax benefits	210	—	—	—	210
Net employee repayments (loans) for exercise of stock options	—	—	—	226	226
Cash dividends declared – $0.06 per share	—	(1,640)	—	—	(1,640)
BALANCE AT DECEMBER 31, 1999	49,077	92,620	(3,495)	(1,780)	136,422
Comprehensive Income:
Net earnings	—	14,900	—	—	14,900
Foreign currency translation adjustments	—	—	(2,027)	—	(2,027)
Loss on derivative instruments	—	—	(1,147)	—	(1,147)
Total comprehensive income					11,726
Exercise of options, including tax benefit	15	—	—	—	15
Restricted stock grants, net of forfeitures and including tax benefits	148	—	—	—	148
Net employee repayments (loans) for exercise of stock options	—	—	—	131	131
Cash dividends declared – $0.06 per share	—	(1,644)	—	—	(1,644)
BALANCE AT DECEMBER 31, 2000	$49,240	$105,876	$(6,669)	$(1,649)	$146,798

Common Stock: 99,000 shares of voting common stock without par value authorized; 27,399, 27,370 and 27,173 shares issued and outstanding at December 31, 2000, 1999 and 1998, respectively.

Undesignated Stock: 500 shares authorized, of which 200 shares were designated as Series A Junior Participating Preferred Shares on June 30, 1998 in connection with the Company’s adoption of a Share Rights Plan. The Board of Directors is authorized to designate the name of each class or series of the undesignated shares and to set the terms thereof (including, without limitation, terms with respect to redemption, dividend, liquidation, conversion and voting rights and preferences).

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Years Ended December 31	2000	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)	$14,900	$7,824	$(30,635)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Depreciation and amortization	23,990	23,280	21,014
Gain on sale of property and equipment	(443)	—	—
Impairment of long-lived assets	—	—	42,800
Acquired in-process research and development	—	—	9,500
Deferred income taxes	(983)	(644)	(10,665)
Other non-cash income and expense items	—	(4)	(933)
Decrease (increase) in assets
Trade accounts receivable	(4,235)	(4,475)	(2,621)
Inventories	(1,084)	(2,252)	(1,930)
Other current assets	1,106	1,762	(616)
Other noncurrent assets	(835)	538	3,155
Increase (decrease) in liabilities
Accounts payable	4,033	3,029	(560)
Income taxes payable	(1,387)	4,972	581
Accrued expenses and other current liabilities	2,767	(2,685)	(1,787)
Other noncurrent liabilities	(1,192)	2,140	(355)
Net cash provided by operating activities	36,637	33,485	26,948
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(11,929)	(13,157)	(21,427)
Business acquisitions, net of cash acquired	(1,219)	—	(101,000)
Proceeds from sale of property and equipment	2,493	—	—
Net cash used in investing activities	(10,655)	(13,157)	(122,427)
CASH FLOWS FROM FINANCING ACTIVITIES
Decrease (increase) in short-term borrowings	(959)	845	723
Decrease (increase) in long-term debt	(22,149)	(20,839)	110,601
Common stock issued, including tax benefit	163	1,363	2,087
Common stock repurchased	—	—	(16,636)
Cash dividends paid	(1,644)	(1,636)	(1,632)
Net employee repayments (loans) for exercise of stock options	131	226	(1,019)
Net cash (used in) provided by financing activities	(24,458)	(20,041)	94,124
Effect of exchange rate changes on cash and cash equivalents	(380)	(169)	—
Net increase (decrease) in cash and cash equivalents	1,144	118	(1,355)
Cash and cash equivalents at beginning of year	1,146	1,028	2,383
Cash and cash equivalents at end of year	$2,290	$1,146	$1,028

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly or majority-owned.

             Revenue Recognition – Revenue is recognized upon shipment of product to the customer and when persuasive evidence of an arrangement exists, the price to the buyer is fixed and determinable, and collectibility is reasonably assured.

             Cash Equivalents – Consist of highly-liquid debt instruments with a maturity of three months or less at the date of purchase. These instruments are carried at cost, which approximates fair market value.

             Inventories – Stated at the lower of cost or market. Cost is determined principally on the average cost method.

             Provisions for Inventory Reserves, Uncollectible Trade Receivables and Product Returns –The Company determines its provision for obsolete and slow-moving inventory based on management’s analysis of inventory levels and future sales forecasts. However, the factors impacting such provisions vary significantly between the Buckbee-Mears and Optical Products segments. Within the Buckbee-Mears segment, products are manufactured to customer specifications and changes in product demand from the loss of a customer, a new product offering or modifications to customer specifications can significantly impair the value of raw material and finished goods on hand. As a result, inventory valuation reserve requirements within this segment must be established based on specific facts and circumstances that can fluctuate significantly and are difficult to predict. We do not anticipate these conditions will change due to the customized nature of the products manufactured by the Buckbee-Mears segment. The Optical Products segment inventory reserve requirements historically have been more predictable and more readily estimated by analyzing historic build and sales patterns.

             The Company establishes a reserve and records a provision for doubtful receivable accounts based on historic loss levels as well as specific provisions considering current facts and circumstances. Both the Buckbee-Mears and Optical Products segments have several large customers that, if circumstances warrant, can create the need for additional, specific, reserves.

             The provision and reserve for product returns is calculated primarily on a percentage of sales basis, which is established based on trends that have historically provided a reasonable estimate. This reserve is also calculated on a specific basis considering current facts and circumstances.

             Property, Plant and Equipment – Stated at cost. Additions, improvements or major renewals are capitalized, while expenditures that do not enhance or extend the asset’s useful life are charged to operating expense as incurred. Depreciation is provided on the straight-line method over estimated useful lives of generally 40 years for buildings, 20 years for building improvements and infrastructure and eight years for machinery and equipment. Depreciation of assets included in construction in progress does not begin until the construction is complete and the assets are placed into service. Depreciation expense was $20,504, $19,827 and $18,980 in 2000, 1999 and 1998, respectively.

             Statement of Financial Accounting Standards (SFAS) No. 121 (SFAS 121), “Accounting for the Impairment of Long-Lived Assets,” prescribes that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable, and the estimated future undiscounted cash flows related to the asset are less than the carrying amount of the asset. After careful assessment of various factors relevant to its computer monitor mask business, including significant declines in sales prices, the Company determined it was appropriate to write down the value of its computer monitor mask production assets in the second quarter of 1998. As a result, the Company recorded a charge of $26,700 after-tax ($42,800 pre-tax) in accordance with SFAS 121 in 1998.

             Intangible Assets – Consist primarily of goodwill and other acquisition-related intangible assets, which are stated at fair value as of the date acquired in a business acquisition accounted for as a purchase, less accumulated amortization. Amortization is computed on a straight-line basis over estimated useful lives of 7 to 30 years. Amortization expense was $3,486, $3,453 and $2,034 in 2000, 1999 and 1998, respectively. Management periodically assesses the amortization period and recoverability of the carrying amount of goodwill based upon an estimate of future cash flows from related operations.

             Income Taxes – A deferred tax liability is recognized for temporary differences between financial reporting and tax reporting that will result in taxable income in future years. A deferred tax asset is recognized for temporary differences that will result in tax deductions in future years.

             Comprehensive Income (Loss) – The Company follows SFAS No. 130 (SFAS 130), “Reporting Comprehensive Income.” Comprehensive Income (Loss) consists of net earnings, foreign currency translation adjustments and gains/losses on derivative instruments and is presented in the Consolidated Statements of Stockholders’ Equity. The accumulated loss on derivative instruments was $1,178, $31 and $0 as of December 31, 2000, 1999 and 1998, respectively. The accumulated foreign currency translation loss (gain) was $5,491, $3,464 and $(1,113) as of December 31, 2000, 1999 and 1998, respectively.

             Earnings Per Share – The basic earnings per share amounts are determined based on the weighted average common shares outstanding, while the diluted earnings per share amounts also give effect to the common shares’ dilutive potential. For the Company’s earnings per share calculations, the basic and diluted weighted average outstanding share amounts differ only due to the dilutive impact of stock options.

             Stock-Based Compensation – The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its employee stock options and non-vested stock awards. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. For non-vested stock awards, compensation cost is recognized for the fair value of the stock awarded and is charged to expense over the respective vesting periods. The Company has adopted the disclosure-only provisions of SFAS No. 123 (SFAS 123), “Accounting for Stock-Based Compensation.”

             Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             Reclassification – Certain items in the 1999 and 1998 Consolidated Financial Statements have been reclassified to conform to the 2000 presentation. These reclassifications had no impact on net income or stockholders’ equity as previously reported.

2.  BUSINESS ACQUISITION

             On May 15, 1998, the Company, through a wholly-owned subsidiary, acquired the Orcolite business unit of the Monsanto Company (Orcolite) for the cash purchase price of $101,000. For financial statement purposes, the acquisition has been accounted for under the purchase method of accounting with the excess of the purchase price over the fair value of the net tangible assets acquired recorded as intangible assets which are being amortized over periods ranging from 7 to 30 years.

             In addition, in accordance with generally accepted accounting principles, the independently appraised value of acquired in-process research and development (IPR&D) purchased in conjunction with the acquisition, was written off as a charge of $9,500 (pre-tax) during the second quarter of 1998. The appraised value represents the estimated fair value of IPR&D based on risk-adjusted cash flows related to the IPR&D projects. At the date of the acquisition, the development of these projects had not reached technological feasibility and these projects had no alternative future uses.

             The consolidated statements of earnings reflect the operations of Orcolite after May 15, 1998. The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and the Orcolite business unit as if the acquisition had occurred at the beginning of fiscal 1998, with pro forma adjustments to give effect to amortization of goodwill and other intangible assets, depreciation expense on the fair value of property, plant and equipment and interest expense on acquisition debt, together with the related income tax effects. The pro forma adjustments do not include the $9,500 write-off of acquired IPR&D discussed above.

Unaudited 1998
Year Ended December 31
Revenues	$349,356
Net loss	(32,253)
Diluted loss per share	(1.19)

             The unaudited pro forma condensed combined financial information above is not necessarily indicative of what actual results would have been had the acquisition occurred at the date indicated.

3.  INVENTORIES

             The following is a summary of inventories at December 31:

	2000	1999
Raw materials	$20,614	$24,167
Work in process	17,835	12,564
Finished goods	43,566	45,581
Total inventories	$82,015	$82,312

4.  INTANGIBLE ASSETS

             The following is a summary of intangible assets at December 31:

	2000	1999
Goodwill	$61,525	$61,559
Other	13,467	12,941
Total	74,992	74,500
Less accumulated amortization	(9,812)	(6,268)
Total intangible assets, net	$65,180	$68,232

5.  PROPERTY, PLANT AND EQUIPMENT

             The following is a summary of property, plant and equipment at December 31:

	2000	1999
Land and improvements	$6,333	$6,472
Buildings and improvements	92,196	97,877
Machinery and equipment	170,065	169,172
Construction in progress	7,974	5,286
Total	276,568	278,807
Less accumulated depreciation and amortization	(137,069)	(127,569)
Total property, plant and equipment, net	$139,499	$151,238

6.  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

             Derivative financial instruments are used by the Company to reduce foreign exchange and interest rate risks.

             Effective in 1999, the Company adopted SFAS No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,” and effective in 2000, the Company adopted SFAS No. 138 (SFAS 138), “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB Statement No. 133.” In doing so, the Company did not incur any transition adjustments to earnings. All derivatives are recognized on the balance sheet at their fair value. On the date a derivative contract is entered into, the derivative is designated as a fair value hedge, cash flow hedge or a foreign-currency net investment hedge. The Company hedges some selected foreign-currency denominated forecasted transactions (cash flow hedges), in which changes in the fair value of highly effective derivatives are recorded in Accumulated Other Comprehensive Income (Loss). The Company also has multiple interest rate swap agreements (cash flow hedges), which provide for the Company to swap a variable interest rate for fixed interest rates. Accounting for the Company’s cross-currency swap agreements remains unchanged under SFAS 133 and SFAS 138 as these swaps continue to be accounted for under mark-to-market accounting.

             The Company formally documents all relations between hedging instruments and the hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items.

FOREIGN CURRENCY FORWARD-EXCHANGE CONTRACTS

             The Company uses foreign currency forward-exchange contracts with durations of less than 12 months to hedge against the effect of exchange rate fluctuations on certain foreign currency denominated steel purchases and other expenditures, and certain U.S. dollar denominated sales in a foreign subsidiary.

             As of December 31, 2000, contracts to purchase 19,800 German marks (DM) remained outstanding and expire in 2001. The fair market value of these contracts was recorded as a liability and as part of Accumulated Other Comprehensive Income (Loss). At December 31, 2000, $255 of deferred net losses on derivative instruments were included in Accumulated Other Comprehensive Income (Loss). Assuming no change in underlying foreign exchange rates, these losses are expected to be recorded into earnings during the next 12 months.

             During 2000, the Company’s German subsidiary entered into foreign currency forward-exchange contracts to sell U.S. dollars to hedge certain U.S. dollar denominated sales. As of December 31, 2000, contracts to sell $5,850 remained outstanding and expire in 2001. The fair market value of these contracts was recorded as an asset and as part of Accumulated Other Comprehensive Income (Loss). At December 31, 2000, deferred gains on these contracts in the amount of $450 were included in Accumulated Other Comprehensive Income (Loss). Assuming no change in underlying foreign exchange rates, these gains are expected to be recorded into earnings within the next 12 months.

             Also, during 2000, the Company entered into foreign currency forward-exchange contracts to purchase a total of 22.5 billion Indonesian rupiah to hedge certain purchases in our Vision-Ease Indonesian operations. As of December 31, 2000, contracts to purchase 15 billion rupiah remained outstanding and expire in 2001. The fair market value of these contracts was recorded as a liability and as part of Accumulated Other Comprehensive Income (Loss). At December 31, 2000, $140 of deferred net losses on these contracts was included in Accumulated Other Comprehensive Income (Loss). Assuming no change in underlying foreign exchange rates, these losses are all expected to be recorded into earnings within the next 12 months.

INTEREST RATE SWAPS

             At various dates during 1998, 1999 and 2000, the Company entered into multiple interest rate swap agreements to provide for the Company to swap a variable interest rate for fixed interest rates ranging from 6.2% to 7.1%. At December 31, 2000, $75,000 of these swaps remained outstanding with the swaps expiring at various dates ranging from January 2001 to June 2003. The notional amount of interest rate swaps is not a measure of the Company’s exposure to credit or market risks and is not included in the Consolidated Balance Sheets. Fixing the interest rate minimizes the Company’s exposure to the uncertainty of floating interest rates during this period.

             Amounts to be paid or received under the interest rate swap agreement are accrued and recorded as an adjustment to Interest Expense during the term of the interest rate swap agreement. At December 31, 2000, deferred net losses on the interest rate swap agreements in the amount of $1,233 were included in Accumulated Other Comprehensive Income (Loss).

CROSS-CURRENCY SWAPS

             In January 1999, the Company entered into a cross-currency swap, which provided for the Company to swap $10,000 of notional debt for the equivalent amount of Japanese yen-denominated debt. This swap was subsequently closed out in May 1999. Under this swap, the Company also effectively swapped a fixed U.S. dollar-based interest rate of 5.1% for a fixed Japanese yen-based interest rate of 1.05%. This Japanese yen-based debt derivative was accounted for under mark-to-market accounting. The Company recorded as Other Income a foreign exchange gain of $453 in 1999 related to this swap.

             In August 1999, the Company entered into a cross-currency swap agreement to swap $10,000 of notional debt for the equivalent amount of Japanese yen-denominated debt. Under this swap, the Company also effectively swapped a floating U.S. dollar-based interest rate for a floating Japanese yen-based interest rate. This Japanese yen-based debt derivative was accounted for under mark-to-market accounting. This swap was subsequently closed out in May 2000. The Company recorded as Other Income foreign exchange gains of $598 in 2000 and losses of $1,173 in 1999 related to this swap.

The Company had no cross-currency swaps outstanding as of December 31, 2000.

7.  DEBT

             The following is a summary of long-term debt at December 31:

	2000	1999
U.S. revolving credit facility	$143,100	$163,500
Japanese yen-denominated cross-currency swap	—	1,173
German credit facility	521	1,496
Other	1,395	2,093
Total	145,016	168,262
Less amounts due within one year	(1,206)	(2,303)
Total long-term debt	$143,810	$165,959

             The Company has a revolving domestic credit agreement (the Agreement) with a syndicate of banks for secured borrowings totaling up to $220,000. This Agreement, which expires in 2003, is secured by a pledge of certain shares of common stock of the Company’s subsidiaries and an intercompany note from one of the Company’s European holding companies. Borrowings under the Agreement bear interest at the Eurodollar rate plus a spread ranging from 0.5% to 1.623%. The rate spread is dependent upon the Company’s ratio of debt to cash flow, as defined in the Agreement. The Company’s effective rate under the Agreement was 7.9% at December 31, 2000. In addition, the Company pays a facility fee on unborrowed funds at rates ranging from 0.225% to 0.475% (0.375% at December 31, 2000), depending on the Company’s debt to cash flow ratio. Under terms of the Agreement, the Company must meet certain financial covenants, including maintaining a specified consolidated net worth, leverage ratio (debt to cash flow), interest coverage ratio and level of capital expenditures. The Company was in compliance with all covenants under the Agreement at December 31, 2000.

             The Company’s German subsidiary maintains short-term and long-term credit facilities with available credit at December 31, 2000 of $500 and $12,700, respectively. The short-term credit lines are unsecured and bear interest at either 0.75% over the DM LIBOR rate or approximately 3.0% over the German Bundesbank Discount rate. The lender may withdraw the short-term lines at any time. There was no debt outstanding at December 31, 2000 and 1999 under the German short-term credit lines. A portion of the long-term credit line is secured by land and buildings with a net book value of $9,766 at December 31, 2000. These long-term credit lines bear interest at 0.50% to 0.75% over the DM LIBOR rate.

             On December 31, 2000 and 1999, the estimated fair value of the Company’s debt described above approximates the recorded amount.

             Annual maturities of long-term debt for the next five years are $1,206 in 2001, $195 in 2002, $143,110 in 2003, $10 in 2004, $10 in 2005 and $485 thereafter.

             There was $1,790 of outstanding letters of credit at December 31, 2000.

             Interest expense paid, net of amounts capitalized of $410, $253 and $685, was $13,035, $12,964 and $11,456 in 2000, 1999 and 1998, respectively.

8.  COMMITMENTS

             The Company leases five manufacturing facilities, nine sales, distribution or administrative facilities and the Company headquarters. In addition, the Company leases certain data processing and other equipment.

             At December 31, 2000, the approximate future minimum rental commitments required under non-cancelable operating leases are as follows:

2001	$2,699
2002	2,330
2003	1,579
2004	662
2005	261
Total minimum lease payments	$7,531

             Rent expense was $2,387, $1,591 and $1,079 in 2000, 1999 and 1998, respectively.

             At December 31, 2000, the Company had commitments of approximately $590 related to capital projects.

9.  STOCK OPTIONS/AWARDS AND STOCK REPURCHASES/OTHER

             The Restated and Amended 1994 Stock Incentive Plan (the 1994 Plan) provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of the Company’s common stock and for other stock-based awards to officers, directors and key employees responsible for the direction and management of the Company and to non-employee consultants and independent contractors. During 2000, the Company’s stockholders approved an amendment to the 1994 Plan authorizing an additional 2,000 shares of common stock for issuance. At December 31, 2000, 4,758 shares of common stock were reserved for issuance under the 1994 Plan and for outstanding options under the 1984 Omnibus Stock Plan, which terminated on January 10, 1994. The reserved shares included 1,989 shares available for awards under the 1994 Plan.

             Information relating to stock options during 2000, 1999 and 1998 is as follows:

		Option Price
	Number of Shares	Per Share Average	Total Price

Shares under option at December 31, 1997	2,225	$11.36	$25,285
1998 Activity:
Granted	902	9.38	8,465
Exercised	(345)	4.70	(1,621)
Forfeited	(201)	13.78	(2,769)
Terminated	(252)	16.40	(4,134)
Shares under option at December 31, 1998	2,329	10.83	25,226
1999 Activity:
Granted	798	7.31	5,830
Exercised	(150)	6.58	(987)
Forfeited	(443)	12.09	(5,355)
Shares under option at December 31, 1999	2,534	9.75	24,714
2000 Activity:
Granted	450	5.29	2,379
Exercised	(3)	5.00	(15)
Forfeited	(212)	9.66	(2,047)
Shares under option at December 31, 2000	2,769	$9.04	$25,031
Shares exercisable at December 31, 2000	1,591	$8.49	$13,502
Shares exercisable at December 31, 1999	1,052	$8.19	$8,617
Shares exercisable at December 31, 1998	942	$7.07	$6,660

             The following table summarizes information concerning currently outstanding and exercisable options:

Range of Exercise Prices	Options Outstanding			Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0 - 5	818	3.1	$3.08	639	$2.76
5 - 10	1,228	7.7	6.12	587	6.08
10 - 20	350	7.3	14.32	120	13.39
20 - 31	373	5.5	26.75	245	26.81
	2,769	6.0	$9.04	1,591	$8.49

             All outstanding options are nonqualified options. No compensation expense related to stock option grants was recorded in 2000, 1999 or 1998 as the option exercise prices were equal to fair market value on the date of grant.

             At December 31, 2000, there were 97 shares outstanding pursuant to non-vested stock awards under the 1994 Plan.

             Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999 and 1998:

	2000	1999	1998
Risk-free interest rate	6.02%	6.20%	5.50%
Dividend yield	1.23%	1.23%	0.96%
Volatility factor	0.76	0.80	0.55
Weighted average expected life	5 years	5 years	5 years

             The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

             For purposes of pro forma disclosures, the estimated fair value of the options using the Black-Scholes option pricing model is amortized to expense over the options’ vesting period. The Company’s pro forma net earnings and earnings per share were as follows:

	2000	1999	1998
Net earnings (loss) – as reported	$14,900	$7,824	$(30,635)
Net earnings (loss) – pro forma	13,208	6,291	(32,006)
Basic earnings (loss) per share – as reported	0.54	0.29	(1.13)
Basic earnings (loss) per share – pro forma	0.48	0.23	(1.18)
Diluted earnings (loss) per share – as reported	0.54	0.28	(1.13)
Diluted earnings (loss) per share – pro forma	0.48	0.23	(1.18)
Weighted average fair value of options granted during the year	3.22	4.60	4.52

             Because SFAS 123 provides for pro forma amounts for options granted beginning in 1995, the pro forma expense will likely increase in future years as the new option grants become subject to the pricing model.

             Stock Option Exercise Loan Program. During 2000, the Company discontinued the Stock Option Exercise Loan Program under which holders of exercisable stock options could obtain interest-free and interest-bearing loans from the Company to facilitate their exercise of stock options. Under provisions of the program, new loans cannot be made, but existing loans will continue to be administered until they are repaid. Such full recourse loans are evidenced by demand promissory notes and are secured by shares of stock. The portion of such loans directly related to the option exercise price is classified as a reduction of stockholders’ equity. The remainder is included in current assets.

             Common Stock Repurchases. In January 1998, the Company repurchased 1,000 common shares at a total cost of approximately $16,600. This share repurchase was financed using the Company’s domestic bank credit facility.

             Share Rights Plan. In June 1998, the Company adopted a Share Rights Plan and declared a dividend of one Preferred Share Purchase Right (Right) for each outstanding share of common stock to stockholders of record on July 20, 1998. The Rights will become exercisable after any person or group acquires or announces a tender or exchange offer resulting in the beneficial ownership of 15% or more of the Company’s common stock. Each Right entitles shareholders to buy one five-hundredth of a share of a newly created series of preferred stock at an exercise price of $75 subject to adjustment upon certain events. If any person or group acquires 15% or more of the Company’s common stock, if the Company is acquired in a business combination, or if the Company sells 50% or more of its assets, each Right entitles its holder, other than the person or group acquiring the common stock, to purchase at the Right’s then current exercise price, shares of the Company’s common stock having a value of twice the Right’s then current exercise price. The Rights are redeemable at $0.001 per Right and will expire on July 20, 2008 unless extended or redeemed earlier by the Company.

10.  EMPLOYEE BENEFIT PLANS

             The Company maintains a savings and profit sharing plan covering substantially all of its domestic salaried employees and a majority of those domestic hourly employees not covered by a pension plan or retirement fund described below. Under the terms of the profit sharing provision of the plan, the Company makes an annual minimum contribution equal to 3% of participants’ wages, with the potential for an additional discretionary contribution depending upon the Company’s profitability. Provisions of the profit sharing portion of the plan include 100% vesting after five years of continuous service, and payment of benefits upon retirement, total disability, death or termination. Under the terms of the savings provision of the plan, the Company makes an annual minimum contribution, which is invested in Company stock, equal to 25% of participants’ before-tax contributions up to 6% of base salary, with the potential for an additional discretionary contribution depending upon the Company’s profitability. Provisions of the savings portion of the plan include vesting of the Company’s contributions at the rate of 25% per year of continuous service, and payment of benefits upon retirement, total disability, death or termination.

             In addition, the Company’s German subsidiary has a noncontributory defined benefit pension plan covering substantially all of its employees. Benefits payable under the plan are based upon the participant’s base salary prior to retirement and years of credited service. As allowed under German law, this plan is not funded. However, under generally accepted accounting principles, the estimated future liability is accrued in the Company’s Consolidated Financial Statements.

             In addition to the defined benefit plans discussed above, the Company had two defined benefit post-retirement plans covering certain domestic employees. One plan provides medical benefits and the other provides life insurance benefits. During 2000, the Company terminated the medical benefits plan, resulting in a termination gain of $1,678, which is included in Other Income in the Consolidated Statement of Operations. The life insurance plan provides term life insurance coverage to all retired full-time hourly employees at one former domestic operation. The Company accrues the expected cost of providing benefits under the life insurance benefit plan during the years that eligible employees rendered service. The life insurance plan is not funded and the liability under the plan is immaterial.

             The above described defined benefit and post-retirement plans included the following components:

	Pension Benefits		Post-Retirement Benefits
	2000	1999	2000	1999
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year	$13,272	$14,321	$1,948	$1,662
Service cost	450	490	47	173
Interest cost	802	824	55	156
Foreign currency exchange rate changes	(606)	(1,511)	—	—
Plan participants’ contributions	—	—	138	92
Actuarial (gain) loss	(11)	(494)	228	112
Benefit payments	(421)	(358)	(555)	(247)
Settlement/curtailment gain	—	—	(1,861)	—
Benefit obligation at end of year	13,486	13,272	—	1,948
CHANGE IN FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year	4,011	3,579	—	—
Actual return on plan assets	577	675	—	—
Employer contribution	—	—	417	155
Plan participants’ contributions	—	—	138	92
Benefit payments	(253)	(243)	(555)	(247)
Fair value of plan assets at end of year	4,335	4,011	—	—
FUNDED STATUS:
Funded status of the plan (underfunded)	(9,151)	(9,261)	—	(1,948)
Unrecognized transitional amount	48	64	—	—
Unrecognized net gain	(423)	(165)	—	(41)
Fourth quarter contribution	—	—	—	7
Accrued pension cost	$(9,526)	$(9,362)	$—	$(1,982)

	2000	1999	1998
COMPONENTS OF NET PERIODIC PENSION COST
Pension benefits:
Service cost	$450	$490	$497
Interest cost	802	824	832
Expected return on plan assets	(350)	(313)	(371)
Amortization of transition obligation	12	14	15
Recognized actuarial gain	(11)	—	(5)
Net periodic pension cost	$903	$1,015	$968
Post-retirement benefits:
Service cost	$47	$173	$87
Interest cost	55	156	108
Recognized actuarial (gain) loss	3	7	—
Settlement/curtailment gain	(1,678)	—	—
Net periodic pension cost	$(1,573)	$336	$195

             Assumptions used in developing the projected benefit obligation and the net periodic pension cost as of December 31 were as follows:

	2000	1999	1998
Domestic plans (including post-retirement plan):
Discount rate	7.75%	7.75%	6.75%
Rate of return on plan assets	9.00%	9.00%	9.00%
Foreign plan:
Discount rate	6.00%	6.00%	6.00%
Rate of increase in compensation	2.50%	2.50%	2.50%

             Under a contract with its union employees, one of the Company’s domestic operations makes, on behalf of each active participant, fixed weekly contributions to a retirement fund (aggregating $122, $147 and $173 in 2000, 1999 and 1998, respectively). At December 31, 2000, the market value of this fund’s assets of $17,598 was lower than benefit obligations of $17,774 by $176.

             The total cost of all profit sharing, savings and pension plans, domestic and foreign, was $4,591, $5,469 and $2,708 in 2000, 1999 and 1998, respectively.

11.  INCOME TAXES

             The provision (benefit) for income taxes was based on earnings (loss) before income taxes, as follows:

Years Ended December 31	2000	1999	1998
Domestic	$6,648	$(1,472)	$(50,756)
Foreign	14,495	14,319	2,072
Earnings (loss) before income taxes	$21,143	$12,847	$(48,684)

             The provision (benefit) for income taxes consisted of:

Years Ended December 31	2000	1999	1998
Current
Federal	$1,102	$10	$(6,223)
State	(15)	(59)	75
Foreign	6,310	6,811	150
Deferred
Federal and state	(1,292)	(610)	(12,722)
Foreign	138	(1,129)	671
Income tax expense (benefit)	$6,243	$5,023	$(18,049)

             Significant components of deferred income tax assets and liabilities were as follows at December 31:

	2000	1999
FEDERAL AND STATE NET DEFERRED INCOME TAXES
Deferred tax asset
Reserves and accruals	$3,277	$5,357
Compensation and benefit-related accruals	4,609	5,238
Other temporary differences	2,617	1,052
NOL and tax credit carryovers	14,844	12,232
Total	25,347	23,879
Deferred tax liability
Depreciation	(3,032)	(2,634)
Capitalized molds and tooling	(214)	(436)
Total	(3,246)	(3,070)
Net deferred tax asset	$22,101	$20,809
FOREIGN NET DEFERRED INCOME TAXES
Deferred tax liability
Depreciation	$(2,487)	$(3,626)
Inventory	(352)	—
Other temporary differences	(642)	(366)
Total	(3,481)	(3,992)
Deferred tax asset
Retirement benefits	751	741
Inventory	—	622
Other temporary differences	893	1,044
Total	1,644	2,407
Net deferred tax liability	$(1,837)	$(1,585)

             The federal and state net deferred tax asset included a current portion of $18,190 and $11,588 at December 31, 2000 and 1999, respectively, and a long-term portion of $3,911 and $9,221 at December 31, 2000 and 1999, respectively. The foreign net deferred tax liability included a current liability of $236 and $0 at December 31, 2000 and 1999, respectively, and a long-term liability of $1,601 and $1,585 at December 31, 2000 and 1999, respectively.

             Net operating loss carryforwards of $14,105 at December 31, 2000 expire in 2020. General business credit carryforwards of $207 expire in 2020 and 2021. Foreign tax credit carryforwards of $8,225 expire in 2003 through 2005. Alternative minimum tax credits of $881 can be carried forward indefinitely to offset regular tax liabilities.

             The differences between income taxes at the U.S. federal statutory tax rate and the effective tax rate were as follows:

Years Ended December 31	2000	1999	1998
Statutory rate	35.0%	35.0%	(35.0)%
Differences in taxation of foreign earnings	6.1	4.8	0.1
Foreign income taxed in the U.S.	(9.5)	(5.3)	(1.9)
Unfavorable settlement of tax audit	—	4.8	—
State income taxes, net of federal benefit	1.0	(0.7)	(1.4)
Other items	(3.1)	0.5	1.1
Effective tax rate	29.5%	39.1%	(37.1)%

             Differences in taxation of foreign earnings relate primarily to taxation of foreign earnings at rates in excess of the U.S. statutory rate. Undistributed earnings of foreign subsidiaries at December 31, 2000 were approximately $13,519. No U.S. taxes have been provided on these undistributed earnings, because the Company expects to be able to utilize foreign tax credits to offset any U.S. tax that would result from their distribution.

             Income taxes paid (refunded) were $7,888, $(2,489) and $(8,571) in 2000, 1999 and 1998, respectively.

12.  SEGMENT INFORMATION

             The Company has two operating segments which manufacture and sell a variety of products: Buckbee-Mears and Optical Products. Buckbee-Mears manufactures precision photo-etched and electroformed parts that require fine features and tight tolerances. Its principal product is aperture masks, a key component used in the manufacture of color television and computer monitor picture tubes. Optical Products manufactures ophthalmic lenses. Net sales of aperture masks comprised 91%, 89% and 86% of Buckbee-Mears segment revenues in 2000, 1999 and 1998, respectively, and 55%, 55% and 54% of the Company’s consolidated total revenues in 2000, 1999 and 1998, respectively.

             The following is a summary of certain financial information relating to the two segments:

Years Ended December 31	2000	1999	1998
TOTAL REVENUES BY SEGMENT
Buckbee-Mears	$214,880	$217,868	$212,083
Optical Products	139,605	135,986	123,055
Total revenues	$354,485	$353,854	$335,138
OPERATING PROFIT (LOSS) BY SEGMENT
Buckbee-Mears
Before impairment charge	$25,108	$23,863	$1,969
Impairment of long-lived assets	—	—	(42,800)
Total	25,108	23,863	(40,831)
Optical Products
Before acquired research and development charge	11,419	5,749	19,678
Acquired in-process research and development	—	—	(9,500)
Total	11,419	5,749	10,178
Total Segment Operating Profit (Loss)	36,527	29,612	(30,653)
Administrative expense	(5,389)	(4,702)	(5,179)
Interest expense, net	(12,833)	(13,099)	(13,374)
Other income	2,838	1,036	522
Earnings (loss) before income taxes	$21,143	$12,847	$(48,684)
IDENTIFIABLE ASSETS BY SEGMENT
Buckbee-Mears	$158,453	$159,431	$168,540
Optical Products	191,884	196,074	206,825
Total identifiable assets	350,337	355,505	375,365
Corporate and other assets	23,467	28,048	24,100
Total assets	$373,804	$383,553	$399,465
DEPRECIATION AND AMORTIZATION BY SEGMENT
Buckbee-Mears	$13,492	$12,883	$13,582
Optical Products	10,336	10,231	7,215
Corporate and other	162	166	217
Total depreciation and amortization	$23,990	$23,280	$21,014
CAPITAL EXPENDITURES BY SEGMENT
Buckbee-Mears	$7,703	$5,556	$9,764
Optical Products	4,182	7,469	11,526
Corporate and other	44	132	137
Total capital expenditures	$11,929	$13,157	$21,427

             The following is a summary of the Company’s operations in different geographic areas:

Years Ended December 31	2000	1999	1998
TOTAL REVENUES FROM UNAFFILIATED CUSTOMERS
United States	$232,458	$227,390	$233,142
Germany	95,796	103,788	94,181
Other	26,231	22,676	7,815
Total	$354,485	$353,854	$335,138
LONG-LIVED ASSETS
United States	$107,679	$119,190	$124,543
Germany	21,404	24,155	30,052
Other	10,416	7,893	7,999
Total	$139,499	$151,238	$162,594

             The Company evaluates segment performance based on profit or loss from operations before interest, other income/expense, taxes and charges for corporate administration. Revenues by geographic area are based upon revenues generated from each country’s operations. Net sales to unaffiliated foreign customers from domestic operations (export sales) in 2000, 1999 and 1998 were $61,686, $56,893 and $40,820, or 17%, 16% and 12%, respectively, of total revenues. Buckbee-Mears had sales to one customer of $62,895, $71,303 and $51,785; to another customer of $58,174, $45,077 and $56,983; and to a third customer of $27,178, $46,078 and $33,801 in 2000, 1999 and 1998, respectively. Optical Products did not have sales to any individual customer greater than 10% of total revenues.

13.  CONCENTRATIONS OF CREDIT RISK

             Approximately 64% of the trade accounts receivable before allowances (receivables) of Buckbee-Mears at December 31, 2000 were represented by four customers. Approximately 53% of the receivables of Optical Products at December 31, 2000 were represented by 20 customers. These 24 customers represented approximately 59% of the Company’s consolidated receivables at December 31, 2000, with one customer of Buckbee-Mears representing approximately 18% of consolidated receivables and another customer representing approximately 15% of consolidated receivables.

             Buckbee-Mears’ customer base consists of the largest television and computer monitor manufacturers in the world. Accordingly, Buckbee-Mears generally does not require collateral and its trade receivables are unsecured. Optical Products’ customer base consists of a wide range of eyewear retailers and optical laboratories. Optical Products performs detailed credit evaluations of customers and establishes credit limits as necessary. Collateral or other security for accounts receivable is obtained as considered necessary for Optical Products’ customers.

14.  LEGAL MATTERS

             The Company is a defendant in various suits, claims and investigations that arise in the normal course of business. In the opinion of the Company’s management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, liquidity or results of operations of the Company.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
BMC Industries, Inc.

             We have audited the accompanying consolidated balance sheets of BMC Industries, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

             In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BMC Industries, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

             /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 26, 2001

SELECTED QUARTERLY DATA
(Unaudited, in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year

1999
Revenues	$84,645	$93,339	$88,321	$87,549	$353,854
Gross margin	13,567	17,473	9,250	7,972	48,262
Net earnings (loss)	3,191	5,007	(426)	52	7,824
Earnings (loss) per share
Basic	0.12	0.18	(0.02)	0.00	0.29
Diluted	0.12	0.18	(0.02)	0.00	0.28
Number of shares included in computation
Basic	27,201	27,275	27,349	27,370	27,299
Diluted	27,405	27,769	27,349	27,668	27,710
2000
Revenues	$88,751	$94,237	$90,179	$81,318	$354,485
Gross margin	12,064	15,891	12,649	13,086	53,690
Net earnings	2,301	5,475	2,737	4,387	14,900
Earnings per share
Basic	0.08	0.20	0.10	0.16	0.54
Diluted	0.08	0.20	0.10	0.16	0.54
Number of shares included in computation
Basic	27,384	27,401	27,399	27,400	27,396
Diluted	27,599	27,582	27,645	27,669	27,623

PRICE RANGE OF COMMON STOCK

             The Company’s common stock is traded on the New York Stock Exchange under the ticker symbol “BMM”. The table below sets forth the high and low reported sales prices of the Company’s stock by quarter for the years 2000 and 1999. At March 23, 2001, there were approximately 1,100 stockholders of record.

	Dividends Per Share	Price
		High	Low
1999
First Quarter	$.0150	$6 7⁄16	$4 3⁄16
Second Quarter	.0150	11 3⁄16	4 5⁄16
Third Quarter	.0150	13 1/4	10 3⁄8
Fourth Quarter	.0150	12 11⁄16	4 1/2
2000
First Quarter	$.0150	$6 3⁄16	$4 9⁄16
Second Quarter	.0150	6	3 11⁄16
Third Quarter	.0150	6 7⁄8	4 3⁄16
Fourth Quarter	.0150	7	4 5⁄8

SHAREHOLDER INFORMATION

NYSE LISTING
The common shares of BMC Industries, Inc. are traded on the New York Stock Exchange under the symbol BMM.

ANNUAL MEETING
The annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 17, 2001, at the Holiday Inn Select International Hotel, Three Appletree Square (34th Avenue South & Interstate 494), Bloomington, Minnesota. Meeting notices and proxy materials were mailed to all stockholders of record as of March 23, 2001.

STOCKHOLDERS’ REQUESTS FOR INFORMATION
Requests to transfer the Company’s shares should be addressed to the Company’s transfer agent and registrar:
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P.O. Box 738
161 N. Concord Exchange
South St. Paul, MN 55075-0738
Telephone (800) 468-9716
Fax (651) 450-4078

For other information regarding your stock holdings and a copy of the annual report to the Securities and Exchange Commission on Form 10-K, please write to:

BMC Industries, Inc.
Investor Relations Department
One Meridian Crossings
Suite 850
Minneapolis, MN 55423

In addition, these and similar reports can be accessed through our Web site at www.bmcind.com.

AUDITORS
Ernst & Young LLP
Minneapolis, Minnesota

CORPORATE HEADQUARTERS
BMC Industries, Inc.
One Meridian Crossings
Suite 850
Minneapolis, MN 55423
Telephone (952) 851-6000
Fax (952) 851-6050

CORPORATE INFORMATION

BOARD OF DIRECTORS

Paul B. Burke
Chairman of the Board and Chief Executive Officer of BMC Industries, Inc.

John W. Castro 1,2
President and Chief Executive Officer of Merrill Corporation

Joe E. Davis 1,3
Former President and Chief Executive Officer of National Health Enterprises, Inc.

H. Ted Davis 2,4
Dean, Institute of Technology, University of Minnesota

Harry A. Hammerly 1,4
Former Executive Vice President and Director of 3M Company

James M. Ramich 2,3
Former Executive Vice President, Corning Communications of Corning Incorporated

1 Audit Committee
2 Compensation Committee
3 Finance Committee
4 Corporate Governance Committee

CORPORATE OFFICERS

Paul B. Burke
Chairman of the Board and Chief Executive Officer

Benoit Y. Pouliquen
President and Chief Operating Officer

Kathleen P. Pepski
Senior Vice President and Chief Financial Officer

Jon A. Dobson
Vice President, Human Resources, General Counsel and Secretary

Bradley D. Carlson
Treasurer

Kevin E. Roe
Acting Corporate Controller

BUCKBEE-MEARS

MASK OPERATIONS

5791 Route 80
Tully, New York 13159

Gerald C. Gugger, Vice President, Finance and Administration

Gary W. Nelson, Senior Vice President, Sales and Marketing, Buckbee-Mears Group

Joseph P. Springer, Vice President, Worldwide Sales and Marketing, Mask Operations

BUCKBEE-MEARS CORTLAND
P.O. Box 189, 30 Kellogg Road
Cortland, New York 13045

James D. Brewer, Vice President, Cortland Operations

BUCKBEE-MEARS EUROPE GMBH
Renkenrunsstrasse 24-26
D-79379 Müllheim, Germany

Michael Sillmann, Managing Director and Vice President, BME Operations

BUCKBEE-MEARS HUNGARY KFT.
2800 Tatabánya
Tavaszmezo u. 6., Hungary

MICRO-TECHNOLOGY OPERATIONS

BUCKBEE-MEARS ST. PAUL
278 East Seventh Street
St. Paul, Minnesota 55101

Dr. Derek B. Harris, Vice President, Technology and St. Paul Operations

OPTICAL PRODUCTS

VISION-EASE LENS, INC.
7100 Northland Circle, Suite 312
Brooklyn Park, Minnesota 55428

Mark W. Becker, Vice President, Professional Services

Richard D. Mark, Vice President, North American Retail Sales

Richard J. Montag, Vice President, Americas Sales and Glass and Plastic Business

VISION-EASE LENS - RAMSEY
7000 Sunwood Drive
Ramsey, Minnesota 55303

Joseph B. Gudenburr, Vice President, Polycarbonate and Research & Development Operations

Eric N. Hockert, Vice President, Research and Development

Ronald R. Zimmer, Vice President, Distribution

VISION-EASE LENS – ST. CLOUD
700 North 54th Avenue
St. Cloud, Minnesota 56301

VISION-EASE LENS AZUSA, INC.
16016 Montoya Street
Azusa, California 91702

Daniel A. Klamut, Vice President, SunSport™

P.T. VISION-EASE ASIA
Jln. Meranti 3 Blok L No. 8
Delta Silicon Industrial Park
Lippo Cikarang Bekasi 17550, Indonesia

Milind A. Gadre, Vice President and Managing Director, Asian Business and Operations

VISION-EASE EUROPE LIMITED
48 Tailor’s Court
Temple Farm Industrial Estate
South End-on-Sea, Essex SS2 5SX
United Kingdom

VISION-EASE DEUTSCHLAND GMBH
Renkenrunsstrasse 24-26
D-79379 Müllheim, Germany

Guntram Mehl, Vice President, Vision-Ease Europe

VISION-EASE FRANCE SAS
Zone Industrielle – Route de Chartres
28160 Brou, France